    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1998.

                                                REGISTRATION NO.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         SUNBELT AUTOMOTIVE GROUP, INC.
             (Exact name of registrant as specified in its charter)

            GEORGIA                          5511                         58-2378292
(State or Other Jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
        Incorporation or          Classification Code Number)         Identification No.)
          Organization)

                    5901 PEACHTREE-DUNWOODY RD., SUITE 250B
                             ATLANTA, GEORGIA 30328
                                 (678) 443-8100
         (Address and Telephone Number of Principal Executive Offices)

                            STEPHEN C. WHICKER, ESQ.
                                GENERAL COUNSEL
                    5901 PEACHTREE-DUNWOODY RD., SUITE 250B
                             ATLANTA, GEORGIA 30328
                                 (678) 443-8100
           (Name, Address and Telephone Number of Agent for Service)
                             ---------------------
                                   COPIES TO:

            DAVID S. COOPER, ESQ.
            ROBERT B. MURPHY, ESQ.
            THOMAS L. HANLEY, ESQ.                       JAMES L. SMITH, III, ESQ.
     SCHNADER HARRISON SEGAL & LEWIS LLP                    TROUTMAN SANDERS LLP
     SUITE 2800 / 303 PEACHTREE ST., N.E.         600 PEACHTREE STREET, N.E. / SUITE 5200
            ATLANTA, GEORGIA 30308                      ATLANTA, GEORGIA 30308-2216
                (404) 215-8100                                 (404) 885-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                            PROPOSED        PROPOSED MAXIMUM        AMOUNT OF
      TITLE OF EACH CLASS OF           AMOUNT TO BE     MAXIMUM OFFERING   AGGREGATE OFFERING     REGISTRATION
   SECURITIES TO BE REGISTERED        REGISTERED(1)    PRICE PER SHARE(2)         PRICE                FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value....      6,325,000            $11.00            $69,575,000           $20,525
==================================================================================================================

(1) Includes 825,000 shares reserved for over-allotment options granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   [SUBJECT TO COMPLETION, DATED      ,1998.]

PROSPECTUS

                                5,500,000 SHARES

                         SUNBELT AUTOMOTIVE GROUP, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)
                            ------------------------
     All of the shares of common stock offered hereby are being sold by Sunbelt Automotive Group, Inc. ("Sunbelt" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the common stock of the Company. It is currently estimated that the initial public offering price will
be between $          and $          per share. See "Underwriting" for a
discussion of the factors to be considered in determining the initial public offering price of the common stock.

     Application will be made to have the shares of common stock approved for quotation on the Nasdaq National Market under the symbol "SBLT."
                            ------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                            PUBLIC               COMMISSIONS(1)             COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................            $                        $                        $
-------------------------------------------------------------------------------------------------------------
Total(3)..........................            $                        $                        $
=============================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $          , which are payable by the
    Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of common stock on the same terms and conditions as the common stock offered hereby solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------
     The shares of common stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to other conditions, including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of
the shares will be made on or about           , 1998 at the offices of Raymond
James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida.
                        RAYMOND JAMES & ASSOCIATES, INC.

                The date of this Prospectus is           , 1998.

   [DESCRIPTION OF GRAPHICS -- INSIDE FRONT COVER: MAP OF SOUTHEASTERN UNITED
    STATES SHOWING COMPANY'S LOCATIONS AND PHOTOS OF COMPANY'S DEALERSHIPS]

          [DESCRIPTION OF GRAPHICS -- INSIDE BACK COVER: COMPANY LOGO]

                            ------------------------

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent public accountants and will make available copies of its quarterly reports for the first three quarters of each fiscal year.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     This Prospectus includes statistical data regarding the automotive retailing industry. Unless otherwise indicated herein, such data is taken or derived from information published by the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its Industry Analysis and Outlook, Automotive Executive Magazine and NADA Data 1997 publications. Sunbelt Automotive Group and Collision Centers USA are service marks of the Company. This Prospectus includes other trademarks and service marks of Sunbelt and of companies other than Sunbelt, which trademarks are the property of their respective holders.

     No automobile manufacturer has been involved, directly or indirectly, in the preparation of this Prospectus or in the Offering being made hereby. No automobile manufacturer has made any statements or representations in connection with this Offering or provided any information or materials that were used in connection with this Offering, and no automobile manufacturer has any responsibility for the accuracy or completeness of this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including risk factors and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that (i) the Underwriters' over-allotment option has not been exercised, and (ii) the Merger (as such term is defined herein; see "The Merger") and the Acquisitions (as such term is defined herein; see "The Acquisitions") have occurred. References in this Prospectus to "common stock" are to the common stock of the Company, unless otherwise indicated or unless the context otherwise requires. References in this Prospectus to "Sunbelt" or the "Company" (i) are to Sunbelt Automotive Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries and their respective predecessors, (ii) give effect to the Merger, and (iii) assume that the Company has consummated the Acquisitions. See "The Merger" and "The Acquisitions." The Acquisitions will be consummated on or before the closing of the Offering. Investors should carefully consider the information set forth in "Risk Factors."

                                  THE COMPANY

     Sunbelt is one of the leading retailers of new and used vehicles in the southeastern United States. The Company operates a total of 27 dealership franchises in Georgia, North Carolina and Tennessee, as well as four collision repair centers in metropolitan Atlanta, Georgia. Sunbelt sells 20 domestic and foreign brands of automobiles, which consist of Buick, Cadillac, Chevrolet, Chrysler, Dodge, Ford, GMC, Honda, Hummer, Isuzu, Jeep, Kia, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac and Toyota. The Company believes that in 1997, based on pro forma retail new vehicle unit sales, it would have been one of the 15 largest franchised automotive dealer groups out of a total of more than 15,000 franchised automotive dealer groups in the United States. The Company intends to further diversify its product and service offerings by adding more brands of vehicles, and by offering related finance and insurance, replacement parts, collision repair, and other products and services that are complementary to its core automotive retailing operations. The Company's strategy is: (i) to become the leading operator of automotive dealerships in small and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets, and (ii) to expand its collision centers and other complementary business operations.

     The Company's executive management team has extensive experience in the automotive retailing industry and the operation of automobile dealerships in the southeastern United States. On average, the Company's executive officers have over 15 years of direct industry experience. Between 1992 and 1997, the Company's dealerships won many awards from various manufacturers measuring quality and customer satisfaction. These awards include: the Five Star Award from Chrysler, which is given to the top 25% of Chrysler dealers in the nation; the NACE (North American Customer Excellence) Award, Ford Motor Company's highest overall award for customer service; the Top 100 Club, which is awarded to Ford's top 100 retailers or 2% of Ford dealers in the nation based on retail volume and consumer satisfaction; the Cadillac Master Dealer award, a status achieved by 1% of Cadillac dealers nationwide; the Oldsmobile Elite Award, which is given by Oldsmobile Motor Division to the top 10% of Oldsmobile dealers in the nation; and the President's Circle Award for performance, which is given by Nissan Motor Corporation to the top 10% of Nissan dealers in the nation.

                       THE AUTOMOTIVE RETAILING INDUSTRY

     The automotive retailing industry, with aggregate revenues of approximately $491.1 billion in 1996 for franchised dealers alone, is the largest retail market in the United States. Aggregate revenues for the southeastern United States, which is the Company's primary area of operations and is comprised of the states of Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee, amounted to approximately $89.8 billion through franchised dealers in 1996 and accounted for approximately 18% of total franchised dealer revenues in the United States. Since 1990, the industry has experienced growth in total revenues, total gross profits and income before taxes. From 1990 to 1996, for franchised dealers alone, total revenues increased 53.5% from $320.0 billion in 1990 to $491.1 billion in 1996, total gross profits increased 33.3% from

$46.9 billion in 1990 to $62.5 billion in 1996, and income before taxes increased 131.3% from $3.2 billion in 1990 to $7.4 billion in 1996. The industry has been experiencing a consolidation trend which has seen the number of franchised dealerships in the United States decline from approximately 36,000 in 1960 to 22,750 in 1996. Despite this consolidation, fragmentation is still a defining characteristic of the industry, with the largest 100 franchised dealership groups generating less than 10% of 1996 total franchised dealer revenue and controlling less than 5% of all franchised automotive dealerships. The Company expects several economic and industry factors to lead to further consolidation of the automotive retailing industry, including the increasing capital requirements necessary to operate an automotive dealership, the management succession planning concerns of many current dealers and the desire of manufacturers to strengthen their dealer networks through consolidation.

                               BUSINESS STRATEGY

     Sunbelt intends to establish itself as the leading operator of automotive dealerships in small and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets. The Company believes that its diverse portfolio of brands and dealerships in several of these markets and its experienced management team give it a competitive advantage in achieving this goal.

OPERATING STRATEGY

     The Company pursues an operating strategy based on the following key elements:

        - Offer a Diverse Range of Automotive Products and Services. The Company offers a diverse range of automotive products and services, including a wide selection of new and used vehicles, vehicle financing and insurance programs, replacement parts, maintenance and repair programs. The Company believes that its brand and product diversity enables the Company to satisfy a variety of customers, reduces dependence on any one manufacturer and reduces exposure to supply problems and product cycles. The Company believes that its variety of complementary products and services will allow the Company to generate incremental revenue that will result in higher profitability and less cyclicality for the Company than if it was solely dependent on automobile sales.

        - Institute Divisional Organization by Manufacturer. The Company has instituted a corporate organizational form which the Company believes differentiates it from most other automotive retailing companies. The Company's corporate structure organizes its dealerships and dealership groups by manufacturer, so that all dealerships which carry a particular manufacturer's brands are grouped together in a single division. Each division, in turn, is headed by a member of corporate management who has extensive working experience with the applicable manufacturer. The Company believes that organizing its dealerships by manufacturer and having each division headed by a senior manager who is experienced with that particular manufacturer -- and has established and maintained long-standing business relationships with the regional and corporate managers of that manufacturer -- will yield numerous benefits to the Company. For example, the Company believes that its relationships with each manufacturer will be enhanced; management training within each division will be more efficient and consistent; and managers within each division will benefit from a shared experience base. The Company believes that these benefits will provide a competitive advantage to the Company.

        - Decentralize Marketing Strategies; Achieve High Levels of Customer Satisfaction; Utilize Incentive-Based Compensation Programs. The Company believes that many customers purchase automotive vehicles based on an established long-term business relationship with a particular dealership. Therefore the Company intends to empower its experienced local management -- who have a better in-depth knowledge of local customer needs and preferences -- to establish marketing, advertising and other policies that foster these long-term relationships and provide superior customer service. The Company's strategy emphasizes the retention of local management, which the Company believes will help make it an attractive acquiror of other dealerships.

          The Company also intends to create incentives for entrepreneurial management teams at the dealer level through the use of stock options and other programs in order to align local management's interests with those of the Company's shareholders. In order to keep local management focused on customer satisfaction, the Company also intends to include certain customer satisfaction index ("CSI") results as a component of its incentive compensation program. The Company believes that this is important because some manufacturers offer specific performance incentives, on a per vehicle basis, if certain CSI levels (which vary by manufacturer) are achieved by a dealer.

        - Centralize Administrative Functions. The Company believes that the consolidation of certain dealership functions and requirements will result in significant cost savings. The Company intends to consolidate the floorplan financing of all of its dealerships, which the Company anticipates will result in a reduced interest rate on such financing. The Company is also negotiating a consolidated revolving credit facility that it anticipates will result in a reduced interest rate on such facility. Furthermore, the Company expects that significant cost savings will be achieved through the consolidation of administrative functions such as risk management, employee benefits and employee training.

GROWTH STRATEGY

     The Company plans to continue to grow its business using a strategy comprised of the following principal elements:

        - Acquire Dealerships. The Company's goal is to become the leading operator of automotive dealerships in small and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets. The Company plans to pursue acquisitions in markets where it does not currently own dealerships, as well as in areas which are contiguous to its existing dealership markets. The Company intends to focus on acquiring both dealer groups with multiple franchises in a given market area and dealers with a single franchise which possess significant market shares. Generally, the Company will seek to retain the acquired dealerships' operational and financial management, and thereby benefit from their market knowledge, name recognition and local reputation.

        - Expand Complementary Products and Services. The Company expects to generate additional revenue and achieve higher profitability through the sale of products and services which complement its dealership operations. Examples of such opportunities include the following:

                 Collision Repair Centers. The Company owns four collision repair facilities operated under the name Collision Centers USA, which serve the Jonesboro, Duluth, Stockbridge and Marietta, Georgia markets. The Company expects to expand this business by increasing volumes at these four centers, developing new centers and acquiring other existing centers. The Company's collision repair business provides higher margins than its core retailing operations and is generally not significantly affected by economic cycles or consumer spending habits.

                 Finance and Insurance. The Company offers its customers a wide range of financing and leasing alternatives for the purchase of vehicles, as well as credit life, accident and health and disability insurance and extended service contracts. The Company has recently entered into an agreement with a leading insurance carrier to share in certain revenues generated by the sale of extended warranty contracts. In addition, in January 1998, the Company acquired South Financial Corporation ("South Financial"), which has been primarily engaged in the sub-prime automotive lending business for the past eight years. The Company expects its dealer network to provide additional loan business opportunities to South Financial.

                                THE ACQUISITIONS

     Since November 1997, the Company has consummated or signed definitive agreements to acquire six dealerships or dealership groups, three collision repair centers and one sub-prime automotive lending business for aggregate consideration of approximately $66 million. These acquisitions consist of the Collision Centers USA Acquisition (consummated December 18, 1997), the South Financial Acquisition (consummated January 6, 1998), the Grindstaff Acquisition, the Bill Holt Acquisition, the Robertson Acquisition, the Wade Ford Acquisition, the Jay Automotive Group Acquisition, and the Day's Chevrolet Acquisition (each, as hereinafter defined, and collectively the "Acquisitions"). The automotive dealerships and related businesses comprising the Company had pro forma combined total revenues of approximately $682 million for the year ended June 30, 1997 and $338 million for the six months ended December 31, 1997. See "The Acquisitions."

                                PRINCIPAL OFFICE

     The Company's principal executive office is located at 5901
Peachtree-Dunwoody Road, Suite 250B, Atlanta, Georgia 30328, and its telephone number at that location is (678) 443-8100.

                                  THE OFFERING

Common stock offered by the Company.....     5,500,000 shares

Common stock to be outstanding after the
Offering................................     10,933,614 shares(1)

Use of proceeds.........................     The net proceeds of the Offering
                                             will be used to fund the
                                             Acquisitions, including repaying
                                             certain indebtedness incurred by
                                             the Company in connection therewith
                                             and to provide working capital for
                                             the Company. See "The Acquisitions"
                                             and "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..................................     SBLT
---------------

(1) Excludes 2,250,000 shares of common stock reserved for future issuance to Company employees under the Company's Incentive Stock Plan (as defined herein) (including up to 1,597,000 shares of common stock reserved for issuance upon exercise of options granted on or before the consummation of the Offering pursuant to the Incentive Stock Plan). See
    "Management -- Incentive Stock Plan." Also excludes 50,000 shares of common stock reserved for issuance upon exercise of warrants granted to a consulting firm for services rendered in connection with this Offering. See "Description of Capital Stock -- Warrants."

                                    RISK FACTORS

     See "Risk Factors" beginning on page 9 for certain information that should be considered by prospective investors.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The Company will acquire Boomershine Automotive Group, Inc. ("Boomershine Automotive") via the Merger contemporaneously with the Offering. For financial statement purposes, Boomershine Automotive has been identified as the accounting acquiror. The following summary financial data presents (i) summary historical consolidated financial data of Boomershine Automotive as of the dates and for the periods indicated and (ii) summary pro forma financial data as of the dates and for the periods indicated giving effect to the events described in the "Pro Forma Combined and Condensed Financial Data" included elsewhere herein as though they had occurred on the dates indicated therein. The following Summary Historical and Pro Forma Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of Boomershine Automotive and the related notes and "Pro Forma Combined and Condensed Financial Data" included elsewhere in this Prospectus. The Summary Historical and Pro Forma Combined Financial Data below are not necessarily indicative of the results of operations or financial position that would have resulted had the Merger, the Acquisitions and the Offering occurred during the periods presented or that may be expected for a full year or any other interim period.

                                                     YEAR ENDED JUNE 30,                           SIX MONTHS ENDED DECEMBER 31,
                               ----------------------------------------------------------------   -------------------------------
                                                    HISTORICAL                                        HISTORICAL
                               ----------------------------------------------------   PRO FORMA   -------------------   PRO FORMA
                                 1993       1994       1995       1996       1997      1997(1)      1996       1997      1997(1)
                               --------   --------   --------   --------   --------   ---------   --------   --------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Vehicle sales:
    New......................  $ 73,912   $110,674   $156,955   $166,199   $152,625   $420,019    $ 75,650   $ 72,795   $210,877
    Used.....................    35,747     46,207     57,047     64,652     61,811    177,925      30,349     25,758     84,371
  Parts and service..........    15,085     17,679     19,223     23,764     24,637     66,602      11,549     12,876     33,742
  Finance, commissions and
    other revenues, net......     1,418      2,795      3,856      4,219      5,339     17,437       3,093      2,669      8,648
                               --------   --------   --------   --------   --------   --------    --------   --------   --------
                                126,162    177,355    237,081    258,834    244,412    681,983     120,641    114,098    337,638
Cost of sales................   112,402    159,284    214,820    232,934    219,719    605,044     108,447    101,362    298,602
                               --------   --------   --------   --------   --------   --------    --------   --------   --------
Gross profit(2)..............    13,760     18,071     22,261     25,900     24,693     76,939      12,194     12,736     39,036
Selling, general and
  administrative expenses....    12,751     16,685     19,927     24,170     22,262     62,209      11,174     11,100     32,842
Depreciation and
  amortization...............       428        410        406        600        890      2,575         452        439      1,326
                               --------   --------   --------   --------   --------   --------    --------   --------   --------
Income from operations.......       581        976      1,928      1,130      1,541     12,155         568      1,197      4,868
Interest expense, net........       587        598      1,436      1,774      2,230      3,126       1,184        721        891
Interest income..............       144        119        218        181        120        479          64        104        522
Other income (expense),
  net........................        98       (110)        60         13         44       (202)        (43)       (29)       (41)
                               --------   --------   --------   --------   --------   --------    --------   --------   --------
Income (loss) before income
  taxes......................       236        387        770       (450)      (525)     9,306        (595)       551      4,458
Income tax (expense)
  benefit....................       (89)      (205)      (292)       133        167     (3,963)        221       (215)    (1,906)
                               --------   --------   --------   --------   --------   --------    --------   --------   --------
Net income (loss)(2).........  $    147   $    182   $    478   $   (317)  $   (358)  $  5,343    $   (374)  $    336   $  2,552
                               ========   ========   ========   ========   ========   ========    ========   ========   ========
Net income per share(3)......                                                         $    .47                          $   0.22
                                                                                      ========                          ========
Weighted average shares
  outstanding(3).............                                                           11,364                            11,364
                                                                                      ========                          ========
OTHER OPERATING DATA:
Gross margin (FIFO)(2).......      11.0%      10.5%       9.6%      10.5%      10.3%      11.3%       10.6%      11.2%      11.6%
Operating margin (FIFO)(2)...       0.6%       0.8%       0.9%       0.9%       0.8%       1.8%        0.9%       1.1%       1.4%
Pre-tax margin (FIFO)(2).....       0.3%       0.5%       0.5%      (0.3)%     (0.0)%      1.4%       (0.0)%      0.6%       1.3%
New vehicles sold............     4,583      6,677      9,187      9,206      7,834     20,499       3,930      3,567      9,720
Used vehicles sold...........     4,770      6,378      6,753      7,453      6,908     19,355       3,558      2,831      9,043

                                                                                 AS OF DECEMBER 31, 1997
                                                                               ----------------------------
                                                                  AS OF                        PRO FORMA
                                                              JUNE 30, 1997    HISTORICAL    AS ADJUSTED(1)
                                                              -------------    ----------    --------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...................................     $   (77)       $(1,488)        $ 22,410
Inventories.................................................      33,591         36,957          115,506
Total assets................................................      49,710         57,899          199,396
Total debt, including current portion.......................      40,618         48,578          113,793
Total shareholders' equity(2)...............................       4,199          4,535           70,650

---------------

(1) Adjusted to give pro forma effect to (i) the Merger, (ii) Boomershine Automotive's conversion from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting (in each case, as defined below), and
    (iii) the Acquisitions. Also gives effect to the sale of the shares of common stock offered hereby and the application of the net proceeds therefrom. To conform with Boomershine Automotives' fiscal year end of June 30, the unaudited pro forma statements of operations include financial data for each Acquisition for the same periods presented for Boomershine Automotive. See "Pro Forma Combined and Condensed Financial Data" and "Use of Proceeds."
(2) Boomershine Automotive currently utilizes the LIFO (Last In-First Out) method of accounting for inventory ("LIFO Method"). See Note 1 to Boomershine Automotive's Consolidated Financial Statements. Commencing July 1, 1998, the Company intends to file an election with the IRS to convert to the specific identification method of accounting for vehicles and the FIFO (First In-First Out) method of accounting for parts (herein collectively referred to as the "FIFO Method") which is the industry standard for publicly-traded automotive retailers and report its earnings for tax purposes and in its financial statements on the FIFO Method (the "FIFO Conversion"). If Boomershine Automotive had previously utilized the FIFO Method, gross profit for the five years ended June 30, 1997 would have been $12.9 million, $16.5 million, $22.7 million, $27.1 million, $25.1 million, respectively, and $12.8 million for each of the six month periods ended December 31, 1996 and 1997. Net income (loss) for the five years ended June 30, 1997 would have been approximately $247,000, $467,000, $734,600,
    $502,200, $(85,400), respectively and $19,000 and $435,000 for the six months ended December 31, 1996 and 1997, respectively. Shareholders' equity would have been $8.3 million and $8.2 million, respectively at June 30, 1997 and December 31, 1997.
(3) Historical net income per share is not presented, as the historical capital structure of Boomershine Automotive prior to the Merger, the FIFO Conversion, the Acquisitions and the Offering is not comparable with the capital structure that will exist subsequent to these events. The weighted average shares outstanding was calculated taking into account these events as if they had occurred at the beginning of each period.

                                  RISK FACTORS

     Prospective investors should carefully consider and evaluate all of the information set forth in this Prospectus, including the risk factors set forth below, prior to making an investment in the common stock offered hereby.

DEPENDENCE ON AUTOMOBILE MANUFACTURERS

     Each of the Company's dealerships operates pursuant to a dealer sales and service agreement, or a similar named agreement, between the applicable automobile manufacturer (or authorized distributor thereof) and the subsidiary of the Company that operates the automotive dealership ("Franchise Agreement"). The Company is dependent to a significant extent on its relationship with such manufacturers and the terms and conditions of these Franchise Agreements.

     After giving effect to the Merger and the Acquisitions, vehicles manufactured or distributed by Ford Motor Company ("Ford"), General Motors Corporation ("GM"), and Nissan Motor Co., Ltd. ("Nissan") accounted for 48.0%, 24.0%, and 10.5% respectively, of the Company's pro forma sales of new vehicles for the year ended June 30, 1997, and accounted for 48.4%, 24.5% and 10.0%, respectively, of the Company's pro forma sales of new vehicles for the six months ended December 31, 1997. No other manufacturer accounted for more than 10% of the new vehicle sales of the Company during such period. See
"Business -- New Vehicle Sales," and "Business -- Relationships with Manufacturers." Accordingly, a significant decline in the sale of Ford, GM, or Nissan new cars could have a material adverse effect on the Company's business, financial condition and results of operations.

     Manufacturers exercise a great degree of control over the operations of the Company's dealerships. Each of the Franchise Agreements generally provides for termination or non-renewal for a variety of causes, including any unapproved change in ownership or management and other material breaches of the Franchise Agreements. The Company is currently seeking the approval of all manufacturers of the Company's franchised dealers to the Acquisitions, the Merger and this Offering. However, as of the date hereof, the Company has not obtained the approval of any such manufacturers, and there can be no assurance that the Company will be able to obtain such approval prior to the closing date of this Offering.

     The Company has no reason to believe that it will not be able to renew all of its Franchise Agreements upon expiration, but there can be no assurance that any of such agreements will be renewed or that the terms and conditions of such renewals will be favorable to the Company. If a manufacturer terminates or declines to renew one or more of the Company's significant Franchise Agreements, or if the terms and conditions of the renewal of the Company's significant Franchise Agreements are less favorable than the Company's current agreements, such actions or events could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Relationships with Manufacturers."

     The Company also depends on the manufacturers to provide it with a desirable mix of the most popular new vehicles that produce the highest profit margins and which may be the most difficult to obtain from the manufacturers. If the Company is unable to obtain a sufficient allocation of the most popular vehicles, such event could have a material adverse effect on the Company's business, financial condition and results of operations. In some instances, in order to obtain additional allocations of these vehicles, the Company purchases a larger number of less desirable models than it would otherwise purchase which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's dealerships depend on the manufacturers for certain sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of, or other material change in, a manufacturer's incentive programs may have a material adverse effect on the Company's business, financial condition and results of operations.

     The success of each of the Company's dealerships depends to a great extent on the financial condition, marketing, vehicle design, production capabilities and management of the manufacturers which the Company represents. Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, could have a material adverse effect on the Company's business, financial condition and results of operations. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods when new products are being introduced, can lead to reduced sales. Although the Company has attempted to lessen its dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers, adverse conditions affecting Ford, GM or Nissan, in particular, could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business -- New Vehicle Sales" and "Business -- Relationships with Manufacturers."

MANUFACTURERS' RESTRICTIONS ON THE MERGER, THE ACQUISITIONS AND FUTURE ACQUISITIONS

     The Company is required to obtain the consent of the applicable manufacturer prior to any transfer or change in ownership of the dealership franchises. Consequently, the Merger, the Acquisitions, the Offering and all future acquisitions will require the prior approval by the applicable manufacturers. There can be no assurance that manufacturers will grant such approvals. Obtaining the consent of the manufacturers for acquisitions of dealerships could also take a significant amount of time. Obtaining the approvals of the manufacturers for the Merger, the Acquisitions and the Offering is an ongoing process and will continue through the date of the Offering. The Company is currently seeking the approval of all manufacturers of the Company's franchised dealers to the Acquisitions, the Merger and this Offering. However, as of the date hereof, the Company has not obtained the approval of any such manufacturers, and there can be no assurance that the Company will be able to obtain such approvals prior to the closing date of this Offering. If the Company fails to obtain any manufacturer's approval, the Company may be required to discontinue its Franchise Agreement with such manufacturer and sell the franchise back to the manufacturer or to some other third party. The Company's growth strategy is predicated in part on the ability of the Company to acquire additional automotive dealerships. If the Company experiences delays in obtaining, or fails to obtain, approvals of the manufacturers for acquisitions of dealerships, the Company's growth strategy could be materially adversely affected. In determining whether to approve the Merger and the Acquisitions and any future mergers or acquisitions, the manufacturers may consider many factors, including the moral character, business experience, financial condition and ownership structure of the Company and its management, along with the consumer satisfaction experiences of the Company's customers. Moreover, under an applicable Franchise Agreement or under state law, a manufacturer may have a right of first refusal to acquire a dealership in the event the Company seeks to acquire a dealership franchise.

     Several automotive manufacturers presently limit the number of such manufacturers' dealerships that may be owned by a single public company or the number that may be owned in a particular geographic area. For example, Ford's current national policy limits a public company to the lesser of (i) 15 Ford and 15 Lincoln Mercury dealerships or (ii) that number of Ford and Lincoln Mercury dealerships accounting for 2% of the preceding year's retail sales of those brands in the United States. It also limits a public company to owning only one Ford dealership in any market area, as defined by Ford, having three or fewer Ford dealerships in it and no more than 25% of the Ford dealerships in a market area having four or more Ford dealerships. In recent discussions with Ford, the Company has been informed that Ford will prohibit the Company from making additional acquisitions of Ford dealerships for 12 months after the close of the Offering. GM's current national policy on public companies limits the number of GM dealerships that a public company may acquire during a two-year period to five additional GM dealership locations, which number may be increased on a case-by-case basis. In addition, GM limits the maximum number of GM dealerships that a public company may acquire to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area having multiple GM dealers. GM may also limit further acquisitions of GM franchises by a single public company until all existing GM franchises of that public company meet certain GM criteria for sales, market penetration, CSI and other GM standards. Chrysler may ask the Company to limit its acquisitions, or to defer any further acquisitions, of Chrysler or Chrysler division dealerships until it has established a proven performance record with the Chrysler dealerships it owns or is acquiring in the Acquisitions. Moreover, Chrysler has recently announced its general policy of limiting ownership by public companies to 10 Chrysler dealerships in the United States, six Chrysler dealerships in the same sales zone, as determined by Chrysler, and two dealerships in the same market (but no more than one like vehicle line brand in the same market). It is the Company's understanding that Toyota currently limits the number of dealerships which may be owned by any one group to seven Toyota and three Lexus dealerships nationally and restricts the number of dealerships that may be owned to (i) the greater of one dealership, or 20% of the Toyota dealer count in a "Metro" market (as defined by Toyota), (ii) the lesser of five dealerships or 5% of the Toyota dealerships in any Toyota region (currently 12 geographic regions), and (iii) two Lexus dealerships in any one of the four Lexus geographic areas. In addition, the Company understands that Toyota has required that at least nine months elapse between acquisitions. Similarly, it is the current policy of American Honda Co., Inc. ("Honda") to restrict any company from holding more than seven Honda or more than three Acura franchises nationally and to restrict the number of franchises to (i) one Honda dealership in a "Metro" market (a metropolitan market represented by two or more Honda dealers) with two to 10 Honda dealership points, (ii) two Honda dealerships in a Metro market with 11 to 20 Honda dealership points, (iii) three Honda dealerships in a Metro market with 21 or more Honda dealership points, (iv) no more than 4% of the Honda dealerships in any one of the 10 Honda geographic zones, (v) one Acura dealership in a Metro market (a metropolitan market with two or more Acura dealership points), and (vi) two Acura dealerships in any one of the six Acura geographic zones. Toyota and Honda also prohibit ownership of contiguous dealerships and the coupling of a franchise with any other brand without their consent.

     Other automobile manufacturers, including Nissan, which accounted for 10.5% of the Company's pro forma sales of new vehicles for the year ended June 30, 1997, are still developing their policies regarding public ownership of dealerships. The Company believes that these policies will continue to change as more dealership groups sell their stock to the public, and as the established, publicly-owned dealership groups acquire more franchises. To the extent that new or amended manufacturer policies restrict the number of dealerships which may be owned by a dealership group, or the transferability of the Company's common stock, such policies could have a material adverse effect on the Company.

     As a condition to granting their consent to the Acquisitions, the Merger and this Offering, a number of manufacturers may also impose certain other restrictions on the Company. In addition to the restrictions described under "-- Stock Ownership/Issuance Limits; Limitation on Ability to Issue Additional Equity," these restrictions principally consist of restrictions on (i) certain material changes in the Company or extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in the Board of Directors or management of the Company which could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests; (ii) the removal of a dealership general manager without the consent of the manufacturer; and (iii) the use of dealership facilities to sell or service new vehicles of other manufacturers. If the Company is unable to comply with these restrictions, the Company generally must (i) sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer, or (ii) terminate the dealership agreements with the manufacturer. Manufacturers may impose other and more stringent restrictions in connection with future acquisitions.

     The Company owns, after giving effect to the Merger and the Acquisitions, four Ford dealerships, two dealerships each of Pontiac-Buick-GMC, Chevrolet, Isuzu, Mazda, Mitsubishi and Mercury, and one dealership each of Cadillac, Chrysler-Dodge-Plymouth-Jeep, Honda, Hummer, Kia, Nissan, Oldsmobile and Toyota. Based on the manufacturers' restrictions known to the Company as of the date of this Offering, the Company believes that it has significant opportunities to acquire additional dealerships without exceeding the manufacturers' policies and restrictions on acquisitions outlined above.

RISKS ASSOCIATED WITH ACQUISITIONS

     The automotive retailing industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, the Company's future growth will depend in large part on its ability to acquire additional dealerships, profitably expand its complementary businesses, manage its expansion, control costs in its operations and consolidate acquisitions, including the Acquisitions, into existing operations. For each acquisition, the Company will have to review the acquired entity's operations, management infrastructure and systems and financial controls, and make appropriate adjustments or complete reorganizations as appropriate. Unforeseen capital and operating expenses, or other difficulties, complications and delays frequently encountered in connection with the expansion and integration of acquired operations could inhibit the Company's growth. The full benefits of a significant acquisition, including the Acquisitions, will require the integration of operational, administrative, finance, sales and marketing organizations, as well as the implementation of appropriate operational, financial and management systems and controls. There can be no assurance that the management group will be able to effectively and profitably integrate in a timely manner each of the businesses included in the Acquisitions or any future acquisitions, or to manage the combined entity without substantial costs, delays or other operational or financial problems. The inability of the Company to do so could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, any acquisition, including the Acquisitions, and the integration of such acquisitions will require substantial attention from the Company's senior management team. The diversion of management attention required by the acquisition and integration of multiple companies, including the Acquisitions, as well as other difficulties that may be encountered in the transition and integration process, could have an adverse effect on the revenue and operating results of the Company. There can be no assurance that the Company will identify suitable acquisition candidates, that acquisitions will be consummated on acceptable terms or that the Company will be able to successfully integrate the operations of any acquisitions.

     Acquisitions may also result in significant goodwill and other intangible assets that are amortized in future years and reduce future stated earnings. With respect to the Acquisitions and any future acquisitions, if future facts and circumstances suggest that some or all of the goodwill has been impaired, a write-off of the applicable goodwill and corresponding charge to earnings would be recognized in the quarter in which the impairment is identified. See "The Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."

     In addition, the Company's future growth as a result of its acquisition of automobile dealerships will depend on its ability to obtain the requisite manufacturer approvals. There can be no assurance that it will be able to obtain such consents in the future. See "-- Manufacturers' Restrictions on the Merger, the Acquisitions and Future Acquisitions" and "Business -- Relationships with Manufacturers."

     In certain cases, the Company may be required to file applications and obtain clearances under applicable federal antitrust laws before consummation of an acquisition. These regulatory requirements may restrict or delay the Company's acquisitions, and may increase the cost of completing such transactions.

STOCK OWNERSHIP/ISSUANCE LIMITS; LIMITATION ON ABILITY TO ISSUE ADDITIONAL
EQUITY

     Standard automobile Franchise Agreements limit transfers of any ownership interests of a dealership and its parent, and therefore often do not by their terms accommodate public trading of the common stock of a dealership or its parent. Even if all of the manufacturers of which Company subsidiaries are franchisees agree to permit the Offering and trading in the common stock, a number of manufacturers may continue to impose restrictions upon the transferability of the common stock. For example, Ford may cause the Company to sell or resign from one or more of its Ford franchises if any person or entity acquires 15% or more of the Company's voting securities without Ford's approval. Likewise, GM and Toyota may force the sale of their respective franchises if 20% or more of the Company's voting securities are so acquired by any one person or entity without their approval. Honda may force the sale of the Company's Honda franchise if any person or entity acquires 5% or more of the common stock (10% if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory. See "Business -- Relationships with Manufacturers."

     Any transfer of shares of the common stock, including a transfer by any of the shareholders of the target companies of the Acquisitions who received the common stock pursuant to the Acquisitions and shareholders of Boomershine Automotive who received the Company's common stock pursuant to the Merger, will be outside the control of the Company. If one or more of such transfers cause a change in control of the Company, the manufacturers may have the right to terminate or not renew one or more of the Franchise Agreements. Moreover, these issuance limitations are likely to impede the Company's ability to raise capital through additional equity offerings or to issue common stock as consideration for, and therefore, to consummate, future acquisitions. Such restrictions also may prevent or deter prospective acquirors from gaining control of the Company and, therefore, may adversely impact the Company's equity value.

COMPETITION

     The automotive retailing industry is highly competitive with respect to price, service, location and selection. The Company's competition includes franchised automotive dealerships selling the same or similar makes of new and used vehicles offered by the Company in the same markets as the Company and sometimes at lower prices than those of the Company. These dealer competitors may be larger and have greater financial and marketing resources than the Company. Additional competitors include other franchised dealers, private market buyers and sellers of used vehicles, used vehicle dealers (including regional and national rental car companies which sell their used rental cars), service center chains and independent service and repair shops. The used car market faces increasing competition from non-traditional outlets such as the Internet and used car "superstores," which use sales techniques such as one-price shopping. Several groups have begun to establish nationwide networks of used vehicle superstores, and car superstores operate in several of the Company's existing markets. "No negotiation" sales methods are also being tried for new cars by at least one of these superstores and by Saturn and other dealerships. Some of the Company's competitors may have greater financial, marketing and personnel resources than the Company. In addition, certain manufacturers, such as Ford, have publicly announced that they may directly enter the retail market in the future, and certain other manufacturers, such as GM, have publicly announced that they may consolidate many of their dealerships in a given market area into a single large dealership to serve that particular market. Such actions by the manufacturers could have a material adverse effect on the Company. The increased popularity of vehicle leasing also has resulted, as these leases expire, in a large increase in the number of late model vehicles available in the market, which puts added pressure on new vehicle prices. As the Company seeks to acquire dealerships in new markets, it may face increasingly significant competition (including from other large dealer groups and dealer groups that have publicly-traded equity) as it strives to gain market share through acquisitions or otherwise.

     The Company's Franchise Agreements do not give the Company the exclusive right to sell a manufacturer's product within a given geographic area. The Company could be materially adversely affected if any of its manufacturers award franchises to others in the same markets where the Company is operating. A similar adverse effect could occur if existing competing franchised dealers increase their market share in the Company's markets. The Company's gross margins may decline over time if it expands into markets where it does not have a leading position. These and other competitive pressures could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

REGIONAL CONCENTRATION

     Local economic, competitive and other conditions may affect the performance of automotive dealerships. As such, the Company's results of operations may be substantially dependent upon general economic conditions, and consumer spending habits and preferences in the southeastern United States, as well as various factors specific to that area, such as tax rates and state and local regulation. Additionally, since the Company's growth strategy contemplates acquisitions in small- and medium-sized markets, any adverse business developments experienced by businesses which have a disproportionately large presence in, and influence on, such small- and medium-sized markets could have a material adverse effect on the Company's business, financial condition and results of operations.

ACQUISITION FINANCING; FUTURE CAPITAL REQUIREMENTS; POSSIBLE DILUTION THROUGH ISSUANCE OF STOCK

     The Company currently intends to finance future acquisitions in part by issuing shares of its common stock as full or partial consideration for acquired dealerships. The extent to which the Company will be able or willing to issue common stock for acquisitions will depend on the market value of the common stock from time to time, the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses, and the ability of the Company to obtain any necessary manufacturers' consents. It is possible that the Company will issue, in the aggregate, a significant number of additional shares of common stock in connection with such acquisitions in the future, and the number of shares of common stock could be as much as, or more than, the number of outstanding shares of common stock following the Offering. Using stock to consummate acquisitions may result in significant dilution of shareholders' percentage interest in the Company. To the extent the Company is unable or unwilling to issue common stock as consideration for future acquisitions, the Company may be required to use available cash or other sources of debt or equity financings to finance future acquisitions. The Company is negotiating a credit facility with various lenders and anticipates that such a credit facility will provide the Company with a line of credit of up to $50 million which may be used for future acquisitions. However, there can be no assurance that other sources of debt or equity financing, including this credit facility, would be available to the Company on acceptable terms, or at all, or that the Company's available cash or other sources of financing will be sufficient to finance such acquisitions. If the Company is unable or unwilling to issue shares of common stock as consideration for future acquisitions, or is unable to obtain additional financing in a timely manner on satisfactory terms, it may be required to postpone or reduce its acquisition plans, which may have a material adverse effect on the Company's business, financial condition and results of operation.

FLOORPLAN FINANCING

     The Company depends to a significant extent on its ability to finance the purchase of inventory, which in the automotive retailing industry involves significant sums of money in the form of floorplan financing. The Company intends to replace the existing floorplan financing of its dealerships with floorplan financing from a single source. As such, the Company is negotiating an arrangement letter for a bank credit floorplan facility with various lenders. The floorplan facility is anticipated to provide the Company with a secured revolving line of credit up to $120 million which may be used for floorplan financing. No assurance can be given that the Company's working capital, the floorplan facility, and other resources will be sufficient to fund the Company's floorplan financing needs, or that the Company will be able to obtain adequate additional capital from other sources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Company's Credit and Financing Arrangements" and "Business -- Growth Strategy." The Company anticipates that such a consolidation of its floorplan financing, and the Company's size and market presence, will provide it with an opportunity to negotiate more favorable terms for its floorplan financing. However, there can be no assurance that the Company will be able to obtain more favorable floorplan financing, or that such financing will be implemented in a timely manner. Even if such more favorable floorplan financing is obtained, there can be no assurance that such will not be adversely modified, or that other sources of floorplan financing will be available to the Company in the future. Additionally, substantially all the assets of the Company's dealerships are pledged to secure floorplan indebtedness, which may impede the Company's ability to borrow from other sources, and the Company must obtain new floorplan financing or obtain consents to assume existing financing in connection with its acquisition of dealerships. See "-- Dependence on Automobile Manufacturers."

SUB-PRIME AUTOMOBILE FINANCE SUBSIDIARY

     The sub-prime consumer automobile finance market is comprised of customers who are deemed to be relatively high credit risks due to various factors, including, among other things, the manner in which they have handled previous credit, the absence or limited extent of their prior credit history and/or their limited financial resources. Consequently, the loans made by South Financial have a higher probability of delinquency and default and have greater servicing costs than loans made to consumers who pose lesser credit risks. South Financial's profitability depends in part upon its ability to properly evaluate the creditworthiness of sub-prime consumers and efficiently service its loans. There can be no assurance that satisfactory credit performance of a sub-prime consumer will be maintained or that the rate of future defaults and/or losses will be consistent with prior experience or at levels that will allow South Financial to maintain profitability. The ability of most borrowers to remit payments in accordance with the terms of the loans is dependent on their continued employment. An economic downturn resulting in increased unemployment could cause a significant rise in delinquencies and defaults, which could materially adversely affect South Financial's business, financial condition and results of operations. Moreover, increases in the delinquency and/or loss rates in South Financial's loan portfolio could adversely affect South Financial's ability to obtain or maintain its financing resources.

     South Financial requires substantial borrowings to fund the purchase of retail installment contracts from automobile dealerships. Consequently, South Financial's profitability is affected by the difference, or "spread," between the rate of interest paid on the funds it borrows and the rate of interest charged on the installment contracts it purchases, which rate in most states is limited by law. In addition, because the interest rate at which South Financial borrows is variable and the interest rate at which South Financial purchases the retail installment contracts is fixed, South Financial assumes the risk of interest rate increases prior to the time contracts either mature or are sold. There can be no assurance that South Financial will be able to extend its present revolving credit facility or enter into new credit facilities on reasonable terms in the future or that interest rate increases will not adversely affect its ability to maintain profitability with respect to the retail installment contracts it holds.

     South Financial is subject to regulation under various federal, state and local laws and in some jurisdictions is required to be licensed by the state banking and insurance authorities. States in which South Financial operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of, the contracts that South Financial purchases and restrict its right to repossess and sell collateral. An adverse change in those laws or regulations could have a material adverse effect on South Financial's business, financial condition and results of operations by, among other things, limiting the states in which South Financial may operate or the interest rate that may be charged on retail installment contracts or restricting South Financial's ability to realize the value of the collateral securing the contracts.

COLLISION REPAIR CENTERS

     The Company anticipates that much of the growth of its collision repair business will be achieved through the development of new locations for its collision repair business; however, the Company to date has not established any start-up locations of the type anticipated, and there can be no assurance that the Company will successfully establish any such locations in the near term or at all. The Company expects that start-up locations may initially have a negative impact on its results of operations and margins due to several factors, including: (i) start-up collision repair centers typically require a significant investment of capital to acquire the necessary equipment and materials and to establish each start-up location; and (ii) it will generally take some time following commencement of operations at a start-up location before profitability can be achieved. There can be no assurance that any start-up location will become profitable within the first several years of operations, if at all.

     The collision repair industry is highly fragmented and is comprised primarily of independent operators of collision repair centers, against which the Company expects to compete and among which the Company anticipates identifying acquisition candidates. The Company also expects its competitors in the collision repair industry to include franchised operators of collision repair centers and other companies which operate multiple company-owned collision repair centers. Some of these competitors may be significantly larger and have greater financial resources than the Company.

OPERATING CONDITION OF ACQUIRED BUSINESSES

     Although the Company has conducted what it believes to be a prudent level of investigation regarding the operating condition of the assets to be purchased in the Acquisitions in light of the circumstances of each transaction, certain unavoidable levels of risk remain regarding the actual operating condition of these assets. The same risk regarding the actual operating condition of businesses to be acquired will also apply to future acquisitions by the Company. In addition, in connection with the Acquisitions, the Company has executed certain acquisition agreements which contain limited or qualified representations and warranties by the target companies and/or the selling shareholders, monetary and duration limitations on any indemnifications made by the target companies and/or selling shareholders, or, in some instances, no indemnifications at all. Moreover, some of the former owners of the businesses acquired pursuant to the Acquisitions have or will become executive officers and/or members of the Board of Directors of the Company. See "Management -- Executive Officers and Directors; Key Personnel." Consequently, the Company may have little or no recourse against the prior owners of the companies acquired in the Acquisitions in the event of breach of a representation, warranty or covenant in such acquisition agreements. Any material misrepresentations, omissions or breaches of covenants could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY PERSONNEL AND LIMITED MANAGEMENT AND PERSONNEL RESOURCES

     The Company's success depends to a significant degree upon the continued contributions of its management team and service and sales personnel. Additionally, the Franchise Agreements require the prior approval of the applicable manufacturer before any change is made in franchise general managers. Consequently, the loss of the services of one or more of these key employees could have a material adverse effect on the Company. Although the Company has employment agreements with some of its key employees, the Company will not have employment agreements in place for all of its key personnel. The Company does not currently maintain any key-man life insurance on any member of its management team. In addition, as the Company expands it may need to hire additional managers and will likely be dependent on the senior management of any businesses acquired. The market for qualified employees in the industry and in the regions in which the Company operates, particularly for general managers and sales and service personnel, is highly competitive and may subject the Company to increased labor costs in periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on the Company. In addition, the lack of qualified management or employees of potential acquisition candidates may limit the Company's ability to consummate future acquisitions. See
"Business -- Growth Strategy," "Business -- Competition" and "Management."

FAILURE TO MEET MANUFACTURER CSI SCORES

     Many manufacturers attempt to measure customer satisfaction with dealership sales, warranty and repair service through a customer satisfaction index which varies by manufacturer. These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions and other matters such as vehicle inventory allocations. The components of CSI have been modified from time to time in the past, and there is no assurance that such components will not be further modified or replaced by different systems in the future. To date, the Company has not been adversely affected by these standards. There can be no assurance that the Company will be able to comply with such standards in the future. Failure of the Company's dealerships to comply with the standards imposed by manufacturers at any given time may have a material adverse effect on the growth and operating strategies of the Company.

HOLDING COMPANY STRUCTURE; RELIANCE ON DIVIDENDS AND OTHER PAYMENTS FROM OPERATING SUBSIDIARIES

     The Company is a holding company, the principal assets of which are the shares of the capital stock of its subsidiaries. As a holding company without independent means of generating operating revenue, the Company depends on dividends and other payments, including payments of management fees and pursuant to tax sharing arrangements, from its subsidiaries to fund its obligations and meet its cash needs.

YEAR 2000 COMPLIANCE

     The Company has taken steps to evaluate the extent of its potential year 2000 problems. Some older, or "legacy" computer programs still in use today use two-digit fields to represent the year in computer records. Such programs may not properly recognize date-sensitive information when the year changes to 2000 and the systems' two-digit year code changes to "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company uses financial reporting software that is standard to the automotive retailing industry and the Company is not certain of the total exposure it may have as a result of the year 2000 problem. The Company's software vendors have indicated to the Company that their software is year 2000 compliant. Accordingly, the Company currently does not expect that it will incur significant operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant. However, there can be no assurance that such software will operate properly once the year 2000 arrives, and significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problem of either the Company or its outside vendors, third-party payors or customers could have a material adverse effect on the Company's business, financial condition and results of operations.

CYCLICALITY

     Sales of automotive vehicles, particularly new vehicles, historically have been subject to substantial cyclical variation. The Company believes that the industry is affected by many factors, including general economic conditions, consumer confidence, the level of personal discretionary spending, prevailing interest rates and credit availability. There can be no assurance that the industry will not experience sustained periods of decline in vehicle sales, particularly new vehicle sales, in the future. Any such decline could have a material adverse effect on the Company's growth strategy and financial condition.

IMPORTED PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS

     Certain motor vehicles sold by the Company, as well as certain major components of vehicles retailed by the Company, are of foreign origin. Accordingly, the Company is subject to the import and export restrictions of various jurisdictions and is dependent to some extent upon general economic conditions in and political relations with a number of foreign countries, particularly Japan. Additionally, fluctuations in currency exchange rates may adversely affect the Company's sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.

ADVERSE EFFECT OF GOVERNMENTAL REGULATION; ENVIRONMENTAL REGULATION COMPLIANCE COSTS

     The Company is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. See "-- Sub-Prime Automobile Finance Subsidiary" for a discussion of some of the laws and regulations which impact the operations of South Financial. The violation of these laws and regulations can result in civil and criminal penalties being levied against the Company or in a cease and desist order against Company operations that are not in compliance. Future acquisitions by the Company may also be subject to regulation, including antitrust reviews. The Company believes that it complies in all material respects with all laws and regulations applicable to its business, but future regulations may be more stringent and require the Company to incur significant additional costs to achieve compliance.

     The Company's facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the operation and removal of underground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials and the remediation of contamination associated with such disposal. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present or former owner or operator of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. Past and present business operations of the Company subject to such laws and regulations include the use, storage, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, Freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. The Company is subject to other laws and regulations as a result of the past or present existence of underground storage tanks at many of the Company's properties. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

     Certain laws and regulations, including those governing air emissions and underground storage tanks, have been amended so as to require compliance with new or more stringent standards as of future dates. The Company cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Compliance with new or more stringent laws or regulations, stricter interpretation of existing laws or the future discovery of environmental conditions may require additional expenditures by the Company, some of which may be material. See
"Business -- Governmental Regulations and Environmental Matters."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation ("Articles") and Bylaws may make it more difficult for shareholders of the Company to effect certain corporate actions. For example, the Company's Articles and Bylaws provide that special meetings of the shareholders may only be called by the Chairman or Chief Executive Officer of the Company, or by a majority vote of the Board of Directors, and the Company's Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at annual or special meetings of shareholders, must provide timely notice thereof in writing. Additionally, the Company's Bylaws incorporate the fair-price protections promulgated by Sections 14-2-1110 through 14-2-1113 and 14-2-1131 through 14-2-1133 of the Georgia
Business Corporation Code, which provide certain protections to minority shareholders by imposing certain requirements on business combinations of the Company with any interested shareholders of the Company beneficially holding more than 10% of the Company's voting shares. See "Description of Capital
Stock -- Georgia Law, Certain Articles and Bylaw Provisions and Certain Franchise Agreement Provisions." The agreements, corporate documents and laws described above, as well as provisions of the Franchise Agreements described in "-- Dependence on Automobile Manufacturers" and "-- Stock Ownership/Issuance Limits; Limitation on Ability to Issue Additional Equity" above (permitting manufacturers to terminate such agreements upon a change of control) and provisions of the Company's lending arrangements described in "-- Stock Ownership/Issuance Limits; Limitation on Ability to Issue Additional Equity" above (creating an event of default thereunder upon a change in control), may have the effect of delaying or preventing a change in control of the Company or preventing shareholders from realizing a premium on the sale of their shares of common stock upon an acquisition of the Company.

     The Articles authorize the Board of Directors of the Company to issue, without shareholder approval, up to 50 million shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. The issuance of such preferred stock could adversely affect the voting power or other rights of the holders of the common stock. Under certain circumstances, the Company could also issue such preferred stock as a method of discouraging, delaying or preventing a change in control of the Company. The issuance of preferred stock could also prevent shareholders from realizing a premium upon the sale of their shares of common stock upon an acquisition of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital
Stock -- Preferred Stock." Additionally, the Company's Articles and Bylaws provide that the Board of Directors is divided into three classes serving staggered terms. These and other provisions may impair the shareholders' ability to influence or control the Company or to effect a change in control of the Company, and may prevent shareholders from realizing a premium on the sale of their shares of common stock upon an acquisition of the Company. See "Description of Capital Stock."

POTENTIAL CONFLICTS OF INTEREST

     The Company has in the past and will likely in the future enter into transactions with entities controlled by affiliates of the Company. The Company believes that most of these arrangements are favorable to the Company and were entered into on terms that, taken as a whole, reflect arm's-length negotiations. However, the consideration paid by the Company to the Boomershine Automotive shareholders in connection with the Merger may have exceeded the fair market value of those shares. At the time of the Merger, Mr. Walter M. Boomershine, Jr. was a director, officer and shareholder of both Sunbelt and Boomershine Automotive and Mr. Charles K. Yancey was a director and officer of both Sunbelt and Boomershine Automotive. Since no independent appraisals evaluating the Merger were obtained, there can be no assurance that the Merger is on terms that could have been obtained from unaffiliated third parties. Certain of these existing arrangements will continue after the Offering. Potential conflicts of interest could also arise in the future between the Company and these affiliated parties in connection with the enforcement, amendment or termination of these arrangements. The Company anticipates renegotiating its leases with all related parties at lease expiration at fair market rentals, which may be higher than current rents. See "Certain Transactions."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the common stock. The initial public offering price of the common stock will be determined by negotiations among the Company and representatives of the Underwriters. See "Underwriting" for a discussion of factors considered in determining the initial public offering price. There can be no assurance that the market price of the common stock prevailing at any time after this Offering will equal or exceed the initial public offering price or that an active trading market will be developed after the Offering or, if developed, that it will be sustained. Quarterly and annual operating results of the Company, variations between such results and the results expected by investors and analysts, changes in local or general economic conditions or developments affecting the automotive retailing industry, the Company or its competitors, as well as other factors common to initial public offerings, could cause the market price of the common stock to fluctuate substantially. In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations, which could adversely affect the market price for the common stock without regard to the financial performance of the Company.

DILUTION

     Purchasers of common stock in the Offering will experience immediate and substantial dilution in the amount of $8.66 per share in net tangible book value per share from the initial offering price. See "Dilution."

DIVIDENDS

     The Company has no present intention to declare or pay cash dividends after the Offering. The Company intends to retain any earnings that it may realize in the future to finance its acquisitions and operations. The payment of any future dividends will be subject to the discretion of the Board of Directors of the Company and will depend upon the Company's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends, and other factors the Board of Directors deems relevant. The Company's franchise dealer agreements with vehicle manufacturers generally require the Company, or its subsidiary operating a particular dealership, to maintain adequate levels of capitalization, which also could restrict the Company's ability to pay dividends. See "Dividend Policy."

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE ON PRICE OF COMMON STOCK

     Sales of substantial amounts of common stock into the public market subsequent to the Offering could have a material adverse effect on the market price of the common stock. Upon consummation of the Merger, the Acquisitions and the Offering, the Company will have 10,933,614 shares of common stock outstanding (11,758,614 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 5,500,000 shares offered hereby will be freely tradable without restriction or further registration under the Securities Act, except for shares held by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Of the remaining shares of common stock outstanding, the approximately 4,251,139 shares to be issued to the Boomershine Automotive shareholders upon consummation of the Merger, 249,202 shares issued to executive officers of the Company and 6,000 shares issued to the founders of the Company, will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to volume, manner of sale, holding period and other limitations of Rule 144. The approximately 927,273 shares of common stock to be issued upon consummation of the Acquisitions will likewise be subject to Rule 144, but the holders of some of the shares have been granted piggyback registration rights under the terms of the applicable Acquisition agreements.

     The Company has also made certain commitments to issue additional shares of common stock. The Company may be required to issue shares to the former shareholders of Wade Ford and Day's Chevrolet under price protection provisions set forth in the applicable Acquisition agreements. See "Description of Capital

Stock -- Registration Rights and Stock Price Protection." Upon issuance, all of said shares will be subject to Rule 144. The Company has also reserved 1,592,000 shares of common stock for issuance under stock options granted under the Incentive Stock Plan prior to or contemporaneously with the completion of the Offering, 653,000 shares of common stock for issuance under stock options which may be granted under the Incentive Stock Plan subsequent to this Offering and 50,000 shares of common stock for issuance upon exercise of warrants granted to a consulting firm for services rendered in connection with this Offering. In addition, the Company has reserved 5,000 shares of common stock for issuance under stock options granted in connection with the Collision Centers USA acquisition. See "Management -- Incentive Stock Plan," "Shares Eligible for Future Sale" and "Description of Capital Stock -- Warrants." The Company intends to file a registration statement on Form S-8 with the Securities and Exchange Commission (the "Commission") following completion of the Offering to register the shares of common stock issuable under the Incentive Stock Plan.

     No prediction can be made as to the effect that resale of shares of common stock, or the availability of shares of common stock for resale, will have on the market price of the common stock prevailing from time to time. The resale of substantial amounts of common stock, or the perception that such resales may occur, could materially and adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. The Company has agreed, subject to certain exceptions, not to issue, and all executive officers of the Company and all current holders of common stock have agreed not to resell, any shares of common stock or other equity securities of the Company for 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. See "Management -- Incentive Stock Plan," "Shares Eligible for Future Sale" and "Underwriting."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties which include, but are not limited to, those set forth above. Actual results could differ materially from those implied by these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include, but are not limited to, changes in external competitive market factors, changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the Company's industry or the economy in general and various competitive factors that may prevent the Company from competing successfully in existing or new markets.

                                   THE MERGER

     Sunbelt Automotive Group, Inc. was incorporated under the Georgia Business Corporation Code ("GBCC") on December 17, 1997. Contemporaneously with the closing date of the Offering, Boomershine Automotive will merge into the Company via a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code and the GBCC (the "Merger"). Upon consummation of the Merger: (i) Boomershine Automotive will be merged with and into the Company; and (ii) the Boomershine Automotive shareholders will receive 4,251,139 shares of unregistered common stock of the Company in exchange for the issued and outstanding capital stock of Boomershine Automotive.

     Boomershine Automotive was formed in 1992 as a holding company to own and operate the various Boomershine Automotive dealerships throughout the metropolitan Atlanta area. Prior to the Merger, Boomershine Automotive owned and operated nine franchised automobile dealerships in the metropolitan Atlanta area, including Pontiac, Buick, GMC and Hummer franchises located in Smyrna, Georgia; Nissan, Ford and Isuzu dealerships in the Gwinnett Mall area of Duluth, Georgia; a Honda dealership in Cartersville, Georgia; and a Mitsubishi dealership in Kennesaw, Georgia (North Atlanta). Boomershine Automotive also owned a collision repair center which served the Gwinnett County area and the Boomershine Ford and Isuzu dealerships and which is now one of the four collision repair centers of the Company's Collision Centers USA subsidiary.

                                THE ACQUISITIONS

     Since November 1997, the Company or Boomershine Automotive, as the Company's predecessor in interest, has consummated or signed definitive agreements to purchase six additional dealerships or dealership groups, three collision repair centers and one automotive sub-prime finance company for an aggregate purchase price of approximately $66 million. These Acquisitions consist of the Collision Centers USA Acquisition (consummated December 18,
1997), the South Financial Acquisition (consummated January 6, 1998), the Grindstaff Acquisition, the Bill Holt Acquisition, the Robertson Acquisition, the Wade Ford Acquisition, the Jay Automotive Group Acquisition, and the Day's Chevrolet Acquisition (the "Acquisitions"). The closing of the Offering is contingent upon the Company consummating the Grindstaff, Bill Holt, Robertson, Wade Ford, Jay Automotive and Day's Chevrolet Acquisitions, and the Company intends to use the proceeds from the Offering to pay a portion of the cash purchase prices of these remaining Acquisitions. See "Use of Proceeds."

     The Jay Automotive Group Acquisition. On January 5, 1998, the Company entered into a definitive agreement to acquire from James G. Stelzenmuller, III, all of the outstanding stock of Jay Automotive Group, Inc., which owns and operates Toyota, Mazda, Pontiac, Buick, GMC and Mitsubishi dealerships in Columbus, Georgia. The Jay Automotive Group Acquisition is expected to be consummated simultaneously with the closing of this Offering. The Company will pay approximately $16.0 million in consideration for the Jay Automotive Group Acquisition. At the closing, the Company will pay approximately $12.0 million in cash and approximately $4.0 million in the form of a ninety-day promissory note (the "Jay Note") with an interest rate equal to eight percent per annum. Jay Automotive Group, Inc. will continue to lease the real properties on which its facilities are located from the respective landlords of each property. See "Business -- Facilities."

     The Wade Ford Acquisition. On November 21, 1997, the Company entered into a definitive agreement to acquire from Alan K. Arnold, Gary R. Billings and certain other shareholders all of the outstanding common stock of Wade Ford, Inc. and Wade Ford Buford, Inc. (the "Wade Ford Dealerships"), located in Smyrna and Buford, Georgia, respectively. The Wade Ford Acquisition is expected to be consummated simultaneously with the closing of this Offering. The Company will pay approximately $15.5 million in consideration for the Wade Ford Acquisition. At the closing, the Company will pay to the selling shareholders approximately $11.5 million in cash and approximately $3.5 million in the form of unregistered common stock of the Company. In addition, approximately $367,000 of cash and approximately $133,000 of common stock will be held in escrow until the expiration of certain indemnification provisions made by the selling shareholders of the Wade Ford Dealerships. The Company will also provide certain piggyback registration rights to the selling shareholders of the Wade Ford Dealerships, along with certain stock price protection pursuant to which the Company will compensate the shareholders for any deficiencies in the price of the stock consideration on the first anniversary of the Offering. See "Description of Capital Stock -- Registration Rights and Stock Price Protection." In connection with the Wade Ford Acquisition, Mr. Arnold and Mr. Billings will each execute non-competition and confidentiality agreements. Mr. Arnold, who has over 20 years of experience in the automotive retailing industry, will continue to serve as the Executive Manager of Wade Ford pursuant to an employment agreement and will join the Company as a director and as the Vice President in charge of the Ford Division. Mr. Billings, who has over 35 years of experience in the automotive retailing industry, will continue to serve as the Executive Manager of Wade Ford Buford. The Wade Ford Dealerships will continue to lease the real properties on which their facilities are located from the respective landlords of each property. See "Business -- Facilities" and "Certain Transactions -- Certain Dealership Leases."

     Day's Chevrolet Acquisition. On March 3, 1998, the Company entered into a definitive agreement to acquire from Calvin Diemer and Alvin Diemer all of the outstanding common stock of Day's Chevrolet, Inc., located in Acworth, Georgia. The Day's Chevrolet Acquisition is expected to be consummated simultaneously with the closing of this Offering. The Company will pay approximately $10.8 million in consideration for the Day's Chevrolet Acquisition. At the closing, the Company will pay to the selling shareholders approximately $5.6 million in cash and approximately $5.2 million in the form of unregistered common stock of the Company. The Company will also provide certain stock price protection to the selling shareholders of Day's Chevrolet pursuant to which the Company will compensate the selling shareholders for any deficiencies in the price of the stock consideration on the second anniversary of the Offering. See "Description of Capital Stock -- Registration Rights and Stock Price Protection." In connection with the Day's Chevrolet Acquisition, Mr. Calvin Diemer, who has over 20 years of experience in the automotive retailing industry, will execute a non-competition and confidentiality agreement and will continue to serve as the Executive Manager of Day's Chevrolet pursuant to an employment agreement. Day's Chevrolet will continue to lease the real property on which its facilities are located from the landlord of said property. See "Business -- Facilities."

     The Grindstaff Acquisition. On December 27, 1997, the Company entered into a definitive agreement to acquire from Steve E. Grindstaff, Wes Hambrick and trusts for the benefit of Amie Pearson and Renee Mullins all of the outstanding common stock of Grindstaff, Inc., a Tennessee corporation, which operates Chevrolet, Chrysler, Plymouth, Dodge, Jeep and Kia dealerships in Elizabethton, Tennessee. The Grindstaff Acquisition is expected to be consummated simultaneously with the closing of this Offering. The Company will pay approximately $9.1 million in consideration for the Grindstaff Acquisition, which amount is subject to adjustment if the consolidated net worth of Grindstaff, Inc. at the time of closing is less than or greater than $1.5 million. The Company expects to receive $1.2 million in repayment of a note receivable from the selling shareholders at the closing. At the closing, the Company will pay to the selling shareholders approximately $8.6 million in cash and approximately $500,000 will be held in escrow until the expiration of certain indemnification provisions made by the selling shareholders of the Grindstaff dealerships. In connection with the Grindstaff Acquisition, Mr. Grindstaff will execute a non-competition and confidentiality agreement. Mr. Wes Hambrick, who has over 15 years of experience in the automotive retailing industry, will continue to serve as the Executive Manager of Grindstaff, Inc. pursuant to an employment agreement. Grindstaff, Inc. will continue to lease the real property on which its facilities are located from the landlord of said property. See "Business -- Facilities."

     The Robertson Acquisition. On March 1, 1998, the Company entered into a definitive agreement to acquire from E. Moss Robertson, Jr. all of the outstanding common stock of Robertson Oldsmobile-Cadillac, Inc. ("ROC"), which operates Oldsmobile, Cadillac, Isuzu and Mazda dealerships in Gainesville, Georgia. The Robertson Acquisition is expected to be consummated simultaneously with the closing of this Offering. The Company will pay approximately $4.7 million in consideration for the Robertson Acquisition plus the closing-date FIFO net worth of ROC (estimated to be $3.4 million), as defined by the definitive agreement. At the closing, the Company will pay to Mr. Robertson approximately $360,000 in the form of unregistered common stock of the Company, and the balance of the purchase price will be paid by the Company to Mr. Robertson in cash. Mr. Robertson is the son-in-law of Mr. Walter M. Boomershine, Jr. (the Senior Vice President and Chairman of the Company) and the spouse of a shareholder of Boomershine Automotive, which is the target entity of the Merger. See "The Merger." The Company will also provide certain piggyback registration rights to the selling shareholder with respect to the unregistered common stock. See "Description of Capital Stock -- Registration Rights and Stock Price Protection." In connection with the Robertson Acquisition, Mr. Robertson, who has over 20 years of experience in the automotive retailing industry, will execute a non-competition and confidentiality agreement and will continue to serve as the Executive Manager of ROC pursuant to an employment agreement. ROC will continue to lease the real property on which its facilities are located from the landlord of said property, and the Company will guaranty said lease. See "Business -- Facilities" and "Certain Transactions -- Certain Dealership Leases."

     The Bill Holt Acquisition. On December 11, 1997, the Company entered into a definitive agreement to acquire substantially all of the operating assets, and assume certain liabilities, of Hones, Inc. d/b/a Bill Holt Ford Mercury, a North Carolina corporation which operates Ford and Mercury dealerships in Franklin, North Carolina. The Bill Holt Acquisition is expected to be consummated simultaneously with the closing of this Offering. The Company will pay for the Bill Holt Acquisition consideration in an amount equal to approximately $750,000 in cash and will assume the outstanding balance of the floorplan liability for new vehicles of Hones, Inc. actually acquired by the Company, as determined in accordance with the terms of the definitive agreement. The Company has paid Bill Holt $100,000 in earnest money, which will be credited against the purchase price at the time of the closing. In connection with the Bill Holt Acquisition, Mr. Bill Holt, who was the sole shareholder of Hones, Inc. prior to this Offering, will execute a non-competition and confidentiality agreement. The Company anticipates that an unrelated third party will acquire the real property on which its facilities are located, and the Company will continue to lease said real property from such landlord. See "Business -- Facilities."

     The South Financial Acquisition. On January 6, 1998, the Company acquired from Thomas F. Murphy, Jr. all of the outstanding capital stock of South Financial Corporation, a Florida corporation that owns and operates five standalone sub-prime automotive finance offices located in Florida, Tennessee and North Carolina. The purchase price of South Financial Corporation was approximately $4.65 million, which was paid in cash at the time of closing. In connection with the South Financial Acquisition, Mr. Murphy executed a non-competition and confidentiality agreement. Upon the consummation of this transaction, R. Glynn Wimberly became chief executive officer of South Financial Corporation pursuant to an employment agreement between Mr. Wimberly and South Financial Corporation. Mr. Wimberly has 24 years of experience in the consumer finance industry and has served as the president and general manager of an automotive sub-prime finance company for the past five years. The Company anticipates that future sites for South Financial Corporation's outlets will be located in or near existing and future Company-owned dealerships. The South Financial Acquisition further implements the Company's growth strategy by adding a higher-margin complementary business to its core automotive retailing operations.

     The Collision Centers USA Acquisition. On December 18, 1997, the Company acquired from James L. Peters all of the outstanding capital stock of Southlake Collision Center, Inc., Southlake Collision Henry County, Inc. and Southlake Collision Cobb Parkway, Inc. (collectively, the "Collision Centers"), which own and operate stand-alone automobile collision repair centers located in Clayton County, Henry County and Cobb County, Georgia, respectively. The purchase price for the Collision Centers, in the aggregate, was approximately $1.7 million, one-half of which was paid in cash, and the balance of which was paid in the form of promissory notes (each, the "Collision Note," and collectively, the "Collision Notes") with an interest rate equal to eighteen percent (18%) per annum. One of the Collision Notes has been paid and satisfied and the other will mature on June 30, 1998, at which time the Company intends to satisfy the remaining Collision Note with funds from its working capital. In connection with the Collision Center Acquisition, Mr. Peters executed a non-competition and confidentiality agreement, and Mr. Peters and Collision Centers USA entered into an employment agreement pursuant to which Mr. Peters became Vice President of Collision Centers USA. In addition, Mr. Peters has received options to purchase 5,000 shares of common stock of the Company. See "Management -- Incentive Stock Plan." Collision Centers USA will continue to lease the real properties on which its facilities are located from the respective landlords of each property. See "Business -- Facilities" and "Certain Transactions -- Certain Dealership Leases." All collision centers owned by the Company are operated by the Company's subsidiary, Collision Centers USA, Inc. under the name "Collision Centers USA." The acquisition of these three companies, along with the Company's acquisition of an additional collision repair center by virtue of the Merger, further implements the Company's growth strategy by adding a higher-margin complementary business with geographic proximity to the Company's existing automobile dealerships. Additionally, the acquisition of the Collision Centers will enhance the Company's cross-selling capabilities by ensuring a continued demand for, and increased sales of, parts and supplies from nearby Company-owned dealerships.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 5,500,000 shares of common stock offered hereby are estimated to be approximately $53 million (approximately $62 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated expenses of the Offering. The net proceeds will be used to pay a portion of the purchase price for the Acquisitions in the aggregate amount of approximately $47 million, and the balance of the proceeds, if any, will be used as working capital and to reduce the balance outstanding on the Company's floorplan facility. The Company regularly reviews opportunities to further its business strategy through acquisitions of automotive dealerships and other businesses that it believes are complementary to the Company's current and planned operations. The Company, however, has no present commitments, agreements or understandings with respect to any acquisitions other than the Acquisitions.

                                DIVIDEND POLICY

     The Company intends to retain all of its earnings to finance the growth and development of its business, including future acquisitions, and does not anticipate paying any cash dividends on its common stock for the foreseeable future. Any future change in the Company's dividend policy will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital Stock."

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1997, the capitalization of the Company (i) on an actual basis, including the Merger as if it occurred on December 31, 1997, (ii) on a pro forma basis, as adjusted to reflect the FIFO Conversion and the Acquisitions, and (iii) on a pro forma as adjusted basis to reflect the Offering and the application of net proceeds thereof to be received by the Company. See "The Acquisitions" and "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Combined and Condensed Financial Data" included elsewhere in this Prospectus.

                                                                    AS OF DECEMBER 31, 1997
                                                           ------------------------------------------
                                                                                         PRO FORMA AS
                                                           ACTUAL(1)(2)   PRO FORMA(3)   ADJUSTED(4)
                                                           ------------   ------------   ------------
                                                                         (IN THOUSANDS)
Short-term debt:
  Floorplan notes payable................................    $43,588        $110,434       $ 91,319
  Notes payable and other................................      2,834          19,584         19,584
  Current maturities of long-term debt...................      1,278           1,502          1,502
                                                             -------        --------       --------
Total short-term debt....................................     47,700         131,520        112,405
Long-term debt, less current maturities..................        878           1,388          1,388
Shareholders' equity:
Common stock, $0.001 par value,
  450,000,000 shares authorized, 4,506,341 shares issued
  and outstanding actual, 5,433,614 shares issued and
  outstanding pro forma and 10,933,614 shares issued and
  outstanding pro forma as adjusted(5)...................          5               6             11
Preferred stock, $0.001 par value,
  50,000,000 shares authorized, no shares issued or
  outstanding............................................         --              --             --
Additional paid-in capital...............................      5,966          15,122         68,382
Note receivable..........................................     (1,994)         (1,994)        (1,994)
Retained earnings........................................        561           4,251          4,251
                                                             -------        --------       --------
          Total shareholders' equity.....................      4,538          17,385         70,650
                                                             -------        --------       --------
          Total capitalization...........................    $53,116        $150,293       $184,443
                                                             =======        ========       ========

---------------

(1) Boomershine Automotive currently utilizes the LIFO Method of accounting for financial statement and tax reporting (see Note 1 to Boomershine Automotive's Consolidated Financial Statements). Commencing July 1, 1998, the Company intends to file an election with the IRS to convert to the FIFO Method and change its method of accounting to the FIFO Method for financial statement and tax reporting, which is the industry standard among publicly-traded automotive retailing companies. Had Boomershine Automotive used the FIFO Method at December 31, 1997, total shareholders' equity on an actual basis would have been $3.7 million higher.
(2) Adjusted to give effect to 249,202 shares of common stock issued to certain executive officers prior to the effective date of the Offering and 4,251,139 shares of common stock issued in connection with the Merger. Consideration for the common stock issued to executive officers was in the form of notes payable to the Company.
(3) Adjusted to give effect to the items in (2) above, the FIFO Conversion and the Acquisitions. See "Pro Forma Combined and Condensed Financial Data."
(4) Adjusted to give effect to the items in (3) above and the Offering. See "Pro Forma Combined and Condensed Financial Data."
(5) Does not reflect the possible exercise of options to purchase 2,250,000 shares of common stock reserved for issuance under the Company's Incentive Stock Plan, including options to purchase 1,597,000 shares of common stock that were granted subsequent to December 31, 1997. See
    "Management -- Incentive Stock Plan." Also does not reflect the possible exercise of 50,000 shares of common stock reserved for issuance under warrants granted to a consulting firm for services rendered in connection with this Offering.

                                    DILUTION

     The pro forma net tangible book value of the Company (after giving effect to the Merger and the FIFO Conversion) as of December 31, 1997 was $1.06 per share of common stock. Pro forma net tangible book value per share is determined by dividing the pro forma tangible net worth of the Company (pro forma total assets less goodwill less pro forma total liabilities) by the total number of outstanding shares of common stock. After giving effect to the Acquisitions and the sale of the 5,500,000 shares of common stock offered hereby and the receipt of an assumed $53 million of net proceeds from the Offering (based on an assumed Offering price of $11.00 per share and net of the underwriting discounts and estimated offering expenses), pro forma net tangible book value of the Company at December 31, 1997 would have been $25.6 million, or $2.34 per share. This represents an immediate increase in pro forma net tangible book value of $1.28 per share to existing shareholders and an immediate dilution of $8.66 per share to the new investors purchasing shares of common stock in the Offering. The following table illustrates the per share dilution:

Initial public offering price per share.....................            $11.00
     Pro forma net tangible book value per share before
      giving effect to the Acquisitions and the Offering....  $ 1.06
     Increase in pro forma tangible book value per share
      attributable to the Acquisitions and the Offering.....    1.28
                                                              ------
Pro forma as adjusted net tangible book value per share
  after the Offering........................................              2.34
                                                                        ------
Dilution per share to new investors.........................            $ 8.66
                                                                        ======

     The following table sets forth, on a pro forma basis as of December 31, 1997, the number of shares of common stock purchased from the Company, the total consideration paid to the Company and the average price per share paid to the Company by existing shareholders and new investors purchasing shares from the Company in the Offering (before deducting underwriting discounts and commissions and estimated offering expenses):

                                                                       TOTAL           AVERAGE
                                         SHARES PURCHASED          CONSIDERATION        PRICE
                                      ----------------------   ---------------------     PER
                                        NUMBER       PERCENT     AMOUNT      PERCENT    SHARE
                                      ----------     -------   -----------   -------   -------
Existing shareholders(1)............   4,251,139       38.9%   $ 3,979,704      5.2%   $ 0.94
Inside shareholders(2)..............     255,202        2.3      1,996,616      2.6      7.82
Acquisition shareholders(3).........     927,273        8.5     10,200,000     13.3     11.00
New investors(4)....................   5,500,000       50.3     60,500,000     78.9     11.00
                                      ----------      -----    -----------    -----
                                      10,933,614      100.0%   $76,676,320    100.0%   $ 7.01
                                      ==========      =====    ===========    =====

---------------

(1) Includes shares issued in connection with the Merger. Does not reflect the possible exercise of options to purchase 2,250,000 shares of common stock reserved for issuance under the Company's Incentive Stock Plan, including options to purchase 1,280,000 shares of common stock that were granted subsequent to December 31, 1997 and options to purchase 317,000 shares of common stock that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price. See "Management -- Incentive Stock Plan" and "The Merger." Also excludes 50,000 shares of common stock reserved for issuance upon exercise of warrants granted to a consulting firm for services rendered in connection with this Offering. See "Description of Capital Stock -- Warrants."
(2) Includes 6,000 shares of common stock issued to the founders of the Company and 249,202 shares of common stock issued to executive officers of the Company.
(3) Includes shares issued in connection with the Acquisitions. See "The Acquisitions."
(4) Assumes that the Underwriters' over-allotment option is not exercised. Sales pursuant to the full exercise by the Underwriters of the over-allotment option will cause the total number of shares purchased by new investors, total consideration paid by new investors and percent of total consideration paid by new investors to increase to 6,325,000, $69,575,000 million and 81.1%, respectively.

                            SELECTED FINANCIAL DATA

     The Company will acquire six automotive dealerships or dealership groups simultaneously with the consummation of the Offering. See "The Acquisitions." For financial statement presentation purposes, Boomershine Automotive has been identified as the accounting acquiror. The following selected historical consolidated financial data of Boomershine Automotive as of June 30, 1996 and 1997 and for each of the three years in the period ended June 30, 1997, have been derived from the audited financial statements of Boomershine Automotive included elsewhere in this Prospectus. The following selected historical financial data for Boomershine Automotive as of June 30, 1993, 1994 and 1995 and for each of the two years in the period ended June 30, 1994 and as of and for the six months ended December 31, 1996 and December 31, 1997, have been derived from the unaudited financial statements of Boomershine Automotive, which have been prepared on the same basis as the audited financial statements and, in the opinion of Boomershine Automotive, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of operations for interim periods are not necessarily indicative of results that may be expected for a full year or any other interim periods. The pro forma data for the year ended June 30, 1997 and the six months ended December 31, 1997 give effect to the Merger, the FIFO Conversion, the Acquisitions and the Offering. See "Pro Forma Combined and Condensed Financial Data." The following selected financial data should be read in conjunction with the Consolidated Financial Statements of Boomershine Automotive, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere herein.

                                                                                                        SIX MONTHS ENDED
                                                    YEAR ENDED JUNE 30,                                   DECEMBER 31,
                              ----------------------------------------------------------------   -------------------------------
                                                   HISTORICAL                                        HISTORICAL
                              ----------------------------------------------------   PRO FORMA   -------------------   PRO FORMA
                                1993       1994       1995       1996       1997      1997(1)      1996       1997      1997(1)
                              --------   --------   --------   --------   --------   ---------   --------   --------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Vehicle sales:
    New.....................  $ 73,912   $110,674   $156,955   $166,199   $152,625   $420,019    $ 75,650   $ 72,795   $210,877
    Used....................    35,747     46,207     57,047     64,652     61,811    177,925      30,349     25,758     84,371
  Parts and service.........    15,085     17,679     19,223     23,764     24,637     66,602      11,549     12,876     33,742
  Finance, commission and
    other revenues, net.....     1,418      2,795      3,856      4,219      5,339     17,437       3,093      2,669      8,648
                              --------   --------   --------   --------   --------   --------    --------   --------   --------
                               126,162    177,355    237,081    258,834    244,412    681,983     120,641    114,098    337,638
Cost of sales...............   112,402    159,284    214,820    232,934    219,719    605,044     108,447    101,362    298,602
                              --------   --------   --------   --------   --------   --------    --------   --------   --------
Gross profit(2).............    13,760     18,071     22,261     25,900     24,693     76,939      12,194     12,736     39,036
Selling, general and
  administrative expenses...    12,751     16,685     19,927     24,170     22,262     62,209      11,174     11,100     32,842
Depreciation and
  amortization..............       428        410        406        600        890      2,575         452        439      1,326
                              --------   --------   --------   --------   --------   --------    --------   --------   --------
Income from operations......       581        976      1,928      1,130      1,541     12,155         568      1,197      4,868
Interest expense, net.......       587        598      1,436      1,774      2,230      3,126       1,184        721        891
Interest income.............       144        119        218        181        120        479          64        104        522
Other income (expense),
  net.......................        98       (110)        60         13         44       (202)        (43)       (29)       (41)
                              --------   --------   --------   --------   --------   --------    --------   --------   --------
Income (loss) before income
  taxes.....................       236        387        770       (450)      (525)     9,306        (595)       551      4,458
Income tax (expense)
  benefit...................       (89)      (205)      (292)       133        167     (3,963)        221       (215)    (1,906)
                              --------   --------   --------   --------   --------   --------    --------   --------   --------
Net income (loss)(2)........  $    147   $    182   $    478   $   (317)  $   (358)  $  5,343    $   (374)  $    336   $  2,552
                              ========   ========   ========   ========   ========   ========    ========   ========   ========
Net income per share(3).....                                                         $   0.47                          $   0.22
                                                                                     ========                          ========
Weighted average shares
  outstanding(3)............                                                           11,364                            11,364
                                                                                     ========                          ========

                                                                    AS OF JUNE 30,                     AS OF DECEMBER 31, 1997
                                                    -----------------------------------------------   -------------------------
                                                     1993      1994      1995      1996      1997     HISTORICAL   PRO FORMA(1)
                                                    -------   -------   -------   -------   -------   ----------   ------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).........................  $ 2,374   $ 2,524   $ 1,474   $    26   $   (77)   $(1,488)      $ 22,410
Inventories.......................................   18,852    21,566    42,009    44,669    33,591     36,957        115,506
Total assets......................................   27,322    31,998    60,865    64,086    49,710     57,899        199,396
Total debt, including current portion.............   20,204    24,152    50,106    53,520    40,618     48,578        113,793
Total shareholders' equity(2).....................    4,121     4,303     4,782     4,557     4,199      4,535         70,650

---------------

(1) Adjusted to give pro forma effect to (i) the Merger, (ii) Boomershine Automotive's conversion from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting, and (iii) the Acquisitions. See "Pro Forma Combined and Condensed Financial Data." Also gives effect to the sale of the shares offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."
(2) Boomershine Automotive currently utilizes the LIFO Method of inventory accounting. See Note 1 to Boomershine Automotive's Consolidated Financial Statements. Commencing July 1, 1998, the Company intends to file an election with the IRS to convert to the FIFO Method and change its method of accounting to the FIFO Method for financial statement and tax reporting which is the industry standard for publicly traded automotive retailers. If Boomershine Automotive had previously utilized the FIFO Method, gross profit for the five years ended June 30, 1997 would have been $12.9 million, $16.5 million, $22.7 million, $27.1 million, $25.1 million, respectively, and $12.8 million for the each of the six month periods ended December 31, 1996 and 1997. Net income (loss) for the five years ended June 30, 1997 would have been approximately $247,000, $467,000, $734,600, $502,200, $(85,400),
    respectively and $19,000 and $435,000 for the six months ended December 31, 1996 and 1997, respectively. Shareholders' equity would have been $8.3 million and $8.2 million, respectively at June 30, 1997 and December 31, 1997.
(3) Historical net income per share is not presented, as the historical capital structure of Boomershine Automotive prior to the Merger, the FIFO Conversion, the Acquisitions and the Offering is not comparable with the capital structure that will exist subsequent to these events. The weighted average shares outstanding was calculated taking into account these events as if they had occurred at the beginning of each period.

                PRO FORMA COMBINED AND CONDENSED FINANCIAL DATA

     The following unaudited pro forma combined and condensed statements of operations for the year ended June 30, 1997 and for the six months ended December 31, 1997 reflect the historical accounts of the Company and Boomershine Automotive for those periods, adjusted to give pro forma effect to the Merger, the FIFO Conversion (to be effective July 1, 1998), the Acquisitions and the Offering, as if these events had occurred at July 1, 1996. The following unaudited pro forma consolidated balance sheet as of December 31, 1997 reflects the historical accounts of the Company and Boomershine Automotive as of that date adjusted to give pro forma effect to the Merger, the FIFO Conversion (to be effective July 1, 1998), the Acquisitions and the Offering as if these events had occurred on December 31, 1997. The Acquisitions will be consummated on or before the closing of the Offering and are conditions precedent to the closing of the Offering. The pro forma combined and condensed financial data and accompanying notes should be read in conjunction with the financial statements and related footnotes of Sunbelt Automotive Group, Inc.; Boomershine Automotive Group, Inc.; Jay Automotive Group, Inc.; Grindstaff, Inc.; Wade Ford, Inc. and Wade Ford Buford, Inc.; Robertson Oldsmobile-Cadillac, Inc.; Day's Chevrolet, Inc.; and South Financial Corporation, all of which are included elsewhere in the Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The pro forma combined financial data are provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the dates assumed, and are not intended to project the Company's financial condition on any future date or its results of operation for any future period.
            PRO FORMA COMBINED AND CONDENSED STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1997

                                                   THE MERGER                       THE ACQUISITIONS(10)
                                            -------------------------   ---------------------------------------------
                                                                                                          WADE FORD,
                                              SUNBELT     BOOMERSHINE       JAY                            INC. AND
                                            AUTOMOTIVE    AUTOMOTIVE    AUTOMOTIVE                        WADE FORD
                                            GROUP, INC.   GROUP, INC.   GROUP, INC.   GRINDSTAFF, INC.   BUFORD, INC.
                                            -----------   -----------   -----------   ----------------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Vehicle sales:
   New....................................      $--        $152,625       $56,365         $33,525          $118,324
   Used...................................       --          61,811        28,425          19,500            25,634
 Parts and service........................       --          24,637        11,667           3,681             8,988
 Finance, commission and other revenues,
   net....................................       --           5,339         2,092           1,544             1,238
                                                ---        --------       -------         -------          --------
                                                            244,412        98,549          58,250           154,184
Cost of sales.............................       --         219,719        86,959          51,118           141,842
                                                ---        --------       -------         -------          --------
Gross profit..............................       --          24,693        11,590           7,132            12,342
Selling, general and administrative
 expenses.................................       --          22,262         9,289           6,329            10,433
Depreciation and amortization.............       --             890           245              86               154
                                                ---        --------       -------         -------          --------
Income from operations....................       --           1,541         2,056             717             1,755
Interest expense, net.....................       --           2,230           434             516               260
Interest income...........................       --             120            97             103                23
Other income (expense), net...............       --              44            --            (532)              242
                                                ---        --------       -------         -------          --------
Income (loss) before income taxes.........       --            (525)        1,719            (228)            1,760
Income tax (expense) benefit..............       --             167          (653)             14                --
                                                ---        --------       -------         -------          --------
Net income (loss).........................      $--        $   (358)      $ 1,066         $  (214)         $  1,760
                                                ===        ========       =======         =======          ========
Net income per share(9)...................
Weighted average shares outstanding(9)....

                                                           THE ACQUISITIONS(10)
                                            ---------------------------------------------------

                                              ROBERTSON        DAY'S         SOUTH
                                             OLDSMOBILE-     CHEVROLET,    FINANCIAL               PRO FORMA
                                            CADILLAC, INC.      INC.      CORPORATION    OTHER    ADJUSTMENTS          PRO FORMA
                                            --------------   ----------   -----------   -------   -----------          ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
 Vehicle sales:
   New....................................     $11,157        $27,415       $   --      $20,608     $    --            $420,019
   Used...................................       6,914         23,308           --       12,333          --             177,925
 Parts and service........................       2,581         10,034           --        5,014          --              66,602
 Finance, commission and other revenues,
   net....................................         195            920        5,437          672          --              17,437
                                               -------        -------       ------      -------     -------            --------
                                                20,847         61,677        5,437       38,627                         681,983
Cost of sales.............................      17,969         55,286           --       33,922      (1,771)(1)(2)      605,044
                                               -------        -------       ------      -------     -------            --------
Gross profit..............................       2,878          6,391        5,437        4,705       1,771              76,939
Selling, general and administrative
 expenses.................................       2,034          4,947        3,407        4,080        (572)(3)          62,209
Depreciation and amortization.............          59            140           63          139         799(4)(5)         2,575
                                               -------        -------       ------      -------     -------            --------
Income from operations....................         785          1,304        1,967          486       1,544              12,155
Interest expense, net.....................          61            133        1,521          306      (2,335)(6)(7)        3,126
Interest income...........................         134              2           --           --          --                 479
Other income (expense), net...............          36              8           --           --          --                (202)
                                               -------        -------       ------      -------     -------            --------
Income (loss) before income taxes.........         894          1,181          446          180       3,879               9,306
Income tax (expense) benefit..............          --             --         (376)          --      (3,115)(8)          (3,963)
                                               -------        -------       ------      -------     -------            --------
Net income (loss).........................     $   894        $ 1,181       $   70      $   180     $   764            $  5,343
                                               =======        =======       ======      =======     =======            ========
Net income per share(9)...................                                                                             $   0.47
                                                                                                                       ========
Weighted average shares outstanding(9)....                                                                               11,364
                                                                                                                       ========

            PRO FORMA COMBINED AND CONDENSED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1997

                                                       THE MERGER                       THE ACQUISITIONS(10)
                                                -------------------------   ---------------------------------------------
                                                                                                              WADE FORD,
                                                  SUNBELT     BOOMERSHINE       JAY                            INC. AND
                                                AUTOMOTIVE    AUTOMOTIVE    AUTOMOTIVE                        WADE FORD
                                                GROUP, INC.   GROUP, INC.   GROUP, INC.   GRINDSTAFF, INC.   BUFORD, INC.
                                                -----------   -----------   -----------   ----------------   ------------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
 Vehicle sales:
   New........................................      $--        $ 72,795       $27,191         $16,340          $62,240
   Used.......................................       --          25,758        15,557           8,523           12,377
 Parts and service............................       --          12,876         5,749           2,005            4,662
 Finance, commission and other revenues,
   net........................................       --           2,669         1,059             820              730
                                                    ---        --------       -------         -------          -------
                                                                114,098        49,556          27,688           80,009
Cost of sales.................................       --         101,362        43,830          23,938           73,711
                                                    ---        --------       -------         -------          -------
Gross profit..................................       --          12,736         5,726           3,750            6,298
Selling, general and administrative
 expenses.....................................       --          11,100         4,582           3,687            5,190
Depreciation and amortization.................       --             439           105             152               68
                                                    ---        --------       -------         -------          -------
Income from operations........................       --           1,197         1,039             (89)           1,040
Interest expense, net.........................       --             721           142             181               42
Interest income...............................       --             104            53               3               99
Other income (expense), net...................       --             (29)           --             110               49
                                                    ---        --------       -------         -------          -------
Income (loss) before income taxes.............       --             551           950            (157)           1,146
Income tax (expense) benefit..................       --            (215)         (361)              9               --
                                                    ---        --------       -------         -------          -------
Net income (loss).............................      $--        $    336       $   589         $  (148)         $ 1,146
                                                    ===        ========       =======         =======          =======
Net income per share(9).......................
Weighted average shares outstanding(9)........

                                                               THE ACQUISITIONS(10)
                                                ---------------------------------------------------

                                                  ROBERTSON        DAY'S         SOUTH
                                                 OLDSMOBILE-     CHEVROLET,    FINANCIAL               PRO FORMA
                                                CADILLAC, INC.      INC.      CORPORATION    OTHER    ADJUSTMENTS      PRO FORMA
                                                --------------   ----------   -----------   -------   -----------      ---------
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
 Vehicle sales:
   New........................................     $ 6,925        $15,354       $   --      $10,032     $    --        $210,877
   Used.......................................       4,221          9,779           --        8,156          --          84,371
 Parts and service............................       1,488          4,531           --        2,431          --          33,742
 Finance, commission and other revenues,
   net........................................         255            449        2,321          345          --           8,648
                                                   -------        -------       ------      -------     -------        --------
                                                    12,889         30,113        2,321       20,964          --         337,638
Cost of sales.................................      11,339         26,979           --       18,420        (977)(1)(2)  298,602
                                                   -------        -------       ------      -------     -------        --------
Gross profit..................................       1,550          3,134        2,321        2,544         977          39,036
Selling, general and administrative
 expenses.....................................         923          2,576        2,303        2,487          (6)(3)      32,842
Depreciation and amortization.................          37             73           34           40         378(4)(5)     1,326
                                                   -------        -------       ------      -------     -------        --------
Income from operations........................         590            485          (16)          17         605           4,868
Interest expense, net.........................          34             38          749          153      (1,169)(6)(7)      891
Interest income...............................         262              1           --           --          --             522
Other income (expense), net...................        (178)             7           --           --          --             (41)
                                                   -------        -------       ------      -------     -------        --------
Income (loss) before income taxes.............         640            455         (765)        (136)      1,774           4,458
Income tax (expense) benefit..................          --             --          279           --      (1,618)(8)      (1,906)
                                                   -------        -------       ------      -------     -------        --------
Net income (loss).............................     $   640        $   455       $ (486)     $  (136)    $   156        $  2,552
                                                   =======        =======       ======      =======     =======        ========
Net income per share(9).......................                                                                         $   0.22
                                                                                                                       ========
Weighted average shares outstanding(9)........                                                                           11,364
                                                                                                                       ========

---------------

 (1) Reflects the conversion of Boomershine Automotive from the LIFO Method of inventory accounting to the FIFO Method. Under the FIFO Method, cost of sales would have been lower by $400,000 and $87,000 for the year ended June 30, 1997 and the six months ended December 31, 1997, respectively. The Company intends to convert to the FIFO Method effective July 1, 1998 conditioned and effective upon the closing of the Offering.
 (2) Reflects the conversion of Jay Automotive, Grindstaff, Wade Ford, Robertson, Day's Chevrolet and Bill Holt from the LIFO Method of inventory accounting to the FIFO Method. Under the FIFO Method, cost of sales would have been lower by $1,371,000, and $890,000 for the year ended June 30, 1997, and the six months ended December 31, 1997, respectively. The Company intends to convert all acquisitions to the FIFO Method conditioned and effective upon the closing of the Offering.
 (3) Reflects the Company's estimate of the net deductions from selling, general and administrative expenses and reductions in interest expense which would have occurred if the Acquisitions and the Offering had been effected as of the beginning of each period and consists of the following:

                                                                         YEAR ENDED     SIX MONTHS ENDED
                                                                        JUNE 30, 1997   DECEMBER 31, 1997
                                                                        -------------   -----------------
                                                                                 (IN THOUSANDS)
    (i)   Elimination of salaries to owners and other officers whose positions and salaries will be eliminated in conjunction
          with the Offering...........................................      $(919)            $(434)
    (ii)  Increase in salaries of existing and new officers who have entered into employment agreements with the Company,
          effective prior to or upon consummation of the Offering.....        673               371
    (iii) Additional costs related to the real estate, on which
          certain of the dealerships are located......................        373               156
    (iv)  Elimination of certain expenses of the previous owners of certain dealerships, and expenses of certain dealerships,
          not relating to the entity being acquired, which were
          reflected in the historical financial statements............        (99)              (99)
    (v)   Elimination of lease termination payment made to a previous
          owner in conjunction with being acquired....................       (600)               --
                                                                            -----             -----
                                                                            $(572)            $  (6)
                                                                            =====             =====

 (4) Reflects amortization as if Jay Automotive, Grindstaff, Wade Ford, Robertson, Day's Chevrolet, Bill Holt, Collision Centers and South Financial had been acquired as of July 1, 1996. The pro forma amortization for the year ended June 30, 1997, and the six months ended December 31, 1997 reflects additional amortization of approximately $1,024,000 and $507,000, respectively, associated with intangible assets resulting from the Acquisitions. Such costs are being amortized over a 40-year period.
 (5) Reflects the reduction of depreciation related to the elimination of certain assets that will not be acquired in connection with the Acquisitions. The pro forma depreciation expense for the year ended June 30, 1997, and the six months ended December 31, 1997 reflects a reduction $225,000 and $129,000, respectively.
 (6) The net reduction in interest expense was calculated based on the elimination of debt that will not be acquired in connection with the Acquisitions. The pro forma interest expense for the year ended June 30, 1997, and the six months ended December 31, 1997 reflects a reduction $121,000 and $63,000, respectively.
 (7) Reflects the reduction in interest expense associated with: (i) the paydown of $19 million of floorplan notes payable and (ii) the reduction of interest rate on the floorplan notes of several of the Acquisitions from their contractual rates to the contractual rate of Boomershine Automotive, which will become effective in conjunction with the Offering.
 (8) Certain of the Acquisitions are S-Corporations and accordingly not subject to federal and certain state income taxes during the periods indicated. This adjustment reflects the federal and state income taxes as if all entities were C-Corporations based on a 43% effective rate assumed during the period. The assumed effective tax rate reflects, as additional pro forma permanent differences, non-taxable goodwill amortization.
 (9) Pro forma net income per share is based upon the assumption that 11,363,635 shares of common stock are outstanding for each period. This amount represents the 5,500,000 shares to be issued in the Offering, the 4,506,341 shares of common stock owned by the Company's shareholders immediately following the Merger, the 927,273 shares of common stock to be issued in connection with the Acquisitions and 430,022 shares of common stock equivalents for options granted after December 31, 1997.
(10) The historical accounts and related footnotes of the Acquisitions included elsewhere in the Prospectus were prepared based on a fiscal year end of December 31. To conform with Boomershine Automotives' fiscal year end of June 30, the unaudited pro forma statements of operations include financial data for each acquisition for the same periods presented for Boomershine Automotive.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1997

                                                     THE MERGER                                   THE ACQUISITIONS
                                   ----------------------------------------------   ---------------------------------------------
                                                                     PRO FORMA
                                                                  ADJUSTMENTS FOR                                     WADE FORD
                                     SUNBELT      BOOMERSHINE       THE MERGER          JAY                            INC. AND
                                   AUTOMOTIVE      AUTOMOTIVE         AND THE       AUTOMOTIVE                        WADE FORD
                                   GROUP, INC.   GROUP, INC.(5)   FIFO CONVERSION   GROUP, INC.   GRINDSTAFF, INC.   BUFORD, INC.
                                   -----------   --------------   ---------------   -----------   ----------------   ------------
                                                                           (IN THOUSANDS)
ASSETS
Current Assets:
 Cash and cash equivalents.......      $ 3          $ 6,349           $    --         $ 3,758         $   293          $ 4,662
 Accounts receivable, net........                     5,116                             1,053             749            4,113
 Finance receivables, net........
 Notes receivable................                                                         298                              502
 Inventories.....................                    36,957             6,049(3)       12,023           7,849           25,951
 Refundable income taxes.........                        28
 Deferred income taxes...........                       754              (590)(3)                           7
 Prepaid expenses and other
   current assets................                     1,485                               382              39               13
                                       ---          -------           -------         -------         -------          -------
      Total Current Assets.......        3           50,689             5,459          17,514           8,937           35,241
Property and equipment, net......                     4,252                               889           1,226              531
Other Assets:
 Intangible assets, net..........                     2,481                               318                               25
 Notes receivable shareholder....                                                                       1,259
 Deferred income taxes...........                        24               (24)(3)
 Other assets....................                       453                                17             107               71
                                       ---          -------           -------         -------         -------          -------
      Total Assets...............      $ 3          $57,899           $ 5,435         $18,738         $11,529          $35,868
                                       ===          =======           =======         =======         =======          =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Floor plan notes payable........      $--          $43,588           $    --         $ 9,019         $ 8,953          $30,714
 Senior debt.....................
 Current maturities of long-term
   debt..........................                     1,278                                60             164
 Dealer finance reserves.........
 Notes payable -- other..........                     2,834                                                                993
 Deferred income taxes...........
 Accrued liabilities.............                     2,208                               694             663            1,231
 Accounts payable................                     2,269                               897             538              426
                                       ---          -------           -------         -------         -------          -------
      Total Current
        Liabilities..............       --           52,177                --          10,670          10,318           33,364
Long-term debt, less current
 maturities......................                       878                               131             326               53
Deferred income taxes............                                       1,745(3)
Other liabilities................                       309
Shareholders' Equity:
 Common stock....................                     3,974            (3,969)(6)                         100              179
 Additional paid-in capital......        3                              5,963(6)                          948               99
 Owner's equity..................                                                       7,937
 Note receivable.................                                      (1,994)(6)
 Retained earnings...............                       561             3,690(3)                         (163)           2,173
                                       ---          -------           -------         -------         -------          -------
      Total Shareholders'
        Equity...................        3            4,535             3,690           7,937             885            2,451
                                       ---          -------           -------         -------         -------          -------
      Total Liabilities and
        Shareholders' Equity.....      $ 3          $57,899           $ 5,435         $18,738         $11,529          $35,868
                                       ===          =======           =======         =======         =======          =======

                                                    THE ACQUISITIONS
                                   --------------------------------------------------

                                                                                                                   PRO FORMA
                                     ROBERTSON        DAY'S         SOUTH                    PRO FORMA            ADJUSTMENTS
                                    OLDSMOBILE-     CHEVROLET,    FINANCIAL                 ADJUSTMENTS             FOR THE
                                   CADILLAC, INC.      INC.      CORPORATION   OTHER    FOR THE ACQUISITIONS       OFFERING
                                   --------------   ----------   -----------   ------   --------------------      -----------
                                                                         (IN THOUSANDS)
ASSETS
Current Assets:
 Cash and cash equivalents.......      $2,169        $ 1,287       $    64     $  683         $(51,156)(1)         $ 34,150(4)
 Accounts receivable, net........         258            850            38        964             (964)(1)
 Finance receivables, net........                                   12,847
 Notes receivable................
 Inventories.....................       2,767          8,114                    6,455            9,341(2)
 Refundable income taxes.........
 Deferred income taxes...........                                                                 (171)(2)(3)
 Prepaid expenses and other
   current assets................          42              6           310        122             (122)(1)
                                       ------        -------       -------     ------         --------             --------
      Total Current Assets.......       5,236         10,257        13,259      8,224          (43,072)              34,150
Property and equipment, net......          46            250           226      1,331           (1,121)(1)
Other Assets:
 Intangible assets, net..........         108                                                   42,125(1)(2)
 Notes receivable shareholder....                                                               (1,259)(1)
 Deferred income taxes...........
 Other assets....................                        104            20         40
                                       ------        -------       -------     ------         --------             --------
      Total Assets...............      $5,390        $10,611       $13,505     $9,595         $ (3,327)            $ 34,150
                                       ======        =======       =======     ======         ========             ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Floor plan notes payable........      $2,391        $ 9,103       $    --     $6,666         $     --             $(19,115)(4)
 Senior debt.....................                                   11,462
 Current maturities of long-term
   debt..........................
 Dealer finance reserves.........                                      727
 Notes payable -- other..........                                      295                       4,000(1)
 Deferred income taxes...........                                                                  346(2)(3)
 Accrued liabilities.............          54            310                      244             (244)(1)
 Accounts payable................         291            334            94         40              (40)(1)
                                       ------        -------       -------     ------         --------             --------
      Total Current
        Liabilities..............       2,736          9,747        12,578      6,950            4,062              (19,115)
Long-term debt, less current
 maturities......................                                               2,135           (2,135)(1)
Deferred income taxes............                                      266                       1,551(2)(3)
Other liabilities................
Shareholders' Equity:
 Common stock....................           5            110                      320             (713)(1)                5(4)
 Additional paid-in capital......         145             32             1                       7,931(1)            53,260(4)
 Owner's equity..................                                                               (7,937)(1)
 Note receivable.................
 Retained earnings...............       2,504            722           660        190           (6,086)(1)(2)(3)
                                       ------        -------       -------     ------         --------             --------
      Total Shareholders'
        Equity...................       2,654            864           661        510           (6,805)              53,265
                                       ------        -------       -------     ------         --------             --------
      Total Liabilities and
        Shareholders' Equity.....      $5,390        $10,611       $13,505     $9,595         $ (3,327)            $ 34,150
                                       ======        =======       =======     ======         ========             ========


                                   PRO FORMA
                                   ---------
                                   (IN THOUSANDS)
ASSETS
Current Assets:
 Cash and cash equivalents.......  $  2,262
 Accounts receivable, net........    12,177
 Finance receivables, net........    12,847
 Notes receivable................       800
 Inventories.....................   115,506
 Refundable income taxes.........        28
 Deferred income taxes...........
 Prepaid expenses and other
   current assets................     2,277
                                   --------
      Total Current Assets.......   145,897
Property and equipment, net......     7,630
Other Assets:
 Intangible assets, net..........    45,057
 Notes receivable shareholder....
 Deferred income taxes...........
 Other assets....................       812
                                   --------
      Total Assets...............  $199,396
                                   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Floor plan notes payable........  $ 91,319
 Senior debt.....................    11,462
 Current maturities of long-term
   debt..........................     1,502
 Dealer finance reserves.........       727
 Notes payable -- other..........     8,122
 Deferred income taxes...........       346
 Accrued liabilities.............     5,160
 Accounts payable................     4,849
                                   --------
      Total Current
        Liabilities..............   123,487
Long-term debt, less current
 maturities......................     1,388
Deferred income taxes............     3,562
Other liabilities................       309
Shareholders' Equity:
 Common stock....................        11
 Additional paid-in capital......    68,382
 Owner's equity..................
 Note receivable.................    (1,994)
 Retained earnings...............     4,251
                                   --------
      Total Shareholders'
        Equity...................    70,650
                                   --------
      Total Liabilities and
        Shareholders' Equity.....  $199,396
                                   ========

---------------

(1) Reflects the preliminary allocation of the aggregate purchase price of the Acquisitions based on the estimated fair value of the net assets acquired. Because the carrying amount of the net assets acquired, which primarily consist of accounts receivable, inventory, property, plant and equipment and floorplan indebtedness, approximates their fair value, management believes the application of purchase price accounting will not result in an adjustment to the carrying amount of those net assets. Under the acquisition agreements, the negotiated purchase prices for the Acquisitions will be adjusted to the extent that the fair value of the tangible net assets as of the closing is different than an agreed upon amount. The holders of restricted stock issued in payment of the Acquisitions have agreed not to offer, sell or otherwise dispose of any of those shares for a period of one year after the Offering. The fair value of these shares reflects this restriction. The amount of goodwill and the corresponding amortization actually recorded may ultimately be different from the amounts estimated here, depending upon the actual fair value of tangible net assets acquired at closing of the Acquisitions. The estimated purchase price allocation consists of the following (in thousands):

                                          JAY                      WADE FORD, INC.      ROBERTSON                     SOUTH
                                      AUTOMOTIVE    GRINDSTAFF,       AND WADE         OLDSMOBILE-       DAY'S      FINANCIAL
                                      GROUP, INC.      INC.       FORD BUFORD, INC.   CADILLAC, INC.   CHEVROLET   CORPORATION
                                      -----------   -----------   -----------------   --------------   ---------   -----------
   Estimated total consideration:
    Cash............................    $12,000       $ 9,127          $11,904           $ 7,711        $ 5,589      $4,650
    Promissory note issued..........      4,000            --               --                --             --          --
    Restricted stock issued.........         --            --            3,600               360          5,198          --
                                        -------       -------          -------           -------        -------      ------
          Total.....................     16,000         9,127           15,504             8,071         10,787       4,650
   Less tangible net assets
    acquired........................     (8,646)       (2,050)          (6,052)           (2,923)        (1,957)       (661)
                                        -------       -------          -------           -------        -------      ------
   Excess of purchase price over
    fair value of tangible net
    assets acquired.................    $ 6,900       $ 7,077          $ 9,452           $ 5,148        $ 8,830      $3,989
                                        =======       =======          =======           =======        =======      ======


                                      OTHER    TOTAL
                                      -----   --------
   Estimated total consideration:
    Cash............................  $ 750   $ 51,731
    Promissory note issued..........     --      4,000
    Restricted stock issued.........     --      9,158
                                      -----   --------
          Total.....................    750     64,889
   Less tangible net assets
    acquired........................   (475)   (22,764)
                                      -----   --------
   Excess of purchase price over
    fair value of tangible net
    assets acquired.................  $ 275   $ 42,125
                                      =====   ========

    Also, reflects the elimination of certain assets and liabilities of the Bill Holt Acquisition that will not be acquired by the Company.

    The difference between the purchase price and the fair market value of the net assets acquired will be allocated to goodwill and amortized over 40 years.

(2) Reflects the conversion from the LIFO Method of accounting to the FIFO Method of inventory accounting at acquired entities including: Day's Chevrolet, Inc., Grindstaff, Inc., Hones, Inc., the Jay dealerships, the Robertson dealerships, and the Wade dealerships and the Boomershine dealerships in the amounts of $1,792,000, $1,909,000, $438,000, $1,163,000,
    $438,000, $3,601,000 and $6,049,000, respectively. The Company intends to convert to the FIFO Method effective July 1, 1998 conditioned and effective upon the closing of the Offering. See "Management's Discussion and Analysis of the Financial Condition and Results of Operations -- Overview."
(3) In connection with the Merger, the Acquisitions and the Offering, the Company will convert from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting. The accompanying pro forma combined and condensed balance sheet includes $4,427,000 representing an additional tax liability, which will result from this conversion. The tax liability will be paid over a four year period.
(4) Reflects the Offering and the application of net proceeds thereof to be received by the Company. See "Use of Proceeds."
(5) Reflects the Collision Centers USA Acquisition on December 18, 1997. The purchase price for the Collision Centers was approximately $1.7 million, one-half of which was paid in cash, and the balance of which was paid in the form of promissory notes. The Collision Centers have been consolidated with Boomershine Automotive as of the date of the acquisition. The excess of purchase price over fair value of tangible net assets acquired of approximately $1.9 million was allocated to goodwill to be amortized over 40 years.
(6) Reflects the Merger and the issuance of 249,202 shares of common stock to executive officers of the Company subsequent to December 31, 1997. Consideration for the common stock issuance was in the form of promissory notes to the Company. The notes bear interest at a rate of 8% per annum and are due and payable in five years. See "Certain Transactions -- Promissory Notes."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with (i) the financial statements of certain of the entities acquired in the Acquisitions and involved in the Merger, and the related notes thereto, (ii) the "Pro Forma Combined and Condensed Financial Data" and the related notes thereto, and (iii) "Selected Financial Data," all included elsewhere in this Prospectus. Certain statements contained herein are not based on historical facts, but are forward-looking statements that are based upon numerous assumptions about future conditions that could prove not to be accurate. Such forward-looking statements include, without limitation, the statements regarding the trends in the industry set forth in the Prospectus Summary and under this caption regarding the Company's anticipated future financial results and position. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, including but not limited to the matters described in "Risk Factors."

OVERVIEW

     Sunbelt is one of the leading retailers of new and used vehicles in the southeastern United States. The Company operates a total of 27 dealership franchises in Georgia, North Carolina and Tennessee. The Company also operates four collision repair centers in metropolitan Atlanta, Georgia, and a sub-prime automotive finance company with operations in Florida, North Carolina and Tennessee. Sunbelt sells 20 domestic and foreign brands of automobiles, which consist of Buick, Cadillac, Chevrolet, Chrysler, Dodge, Ford, GMC, Honda, Hummer, Isuzu, Jeep, Kia, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac and Toyota. The Company intends to further diversify its product and service offerings by including more brands of vehicles and by offering related finance and insurance, replacement parts, collision repair, and other products and services that are complementary to its core automotive retailing operations. In several of its markets, the Company has significant market share for the manufacturer type sold. Pro forma for the Merger and the Acquisitions, the Company had total revenues of approximately $682 million and retail unit sales of 20,499 new and 9,913 used vehicles for the year ended June 30, 1997, and revenues of $338 million and retail unit sales of 9,720 new and 5,040 used vehicles for the six months ended December 31, 1997. The Company believes that in 1997, based on pro forma retail new vehicle unit sales, it would have been one of the 15 largest automotive dealer groups out of a total of more than 15,000 automotive dealer groups in the United States. The Company's strategy is: (i) to become the leading operator of automotive dealerships in small- and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets; and (ii) to expand its collision centers and other complementary business operations.

     The Company has diverse sources of revenues, including: new car sales, new truck sales, used car sales, used truck sales, manufacturer remarketed vehicles sales, parts sales, service sales, collision repair services, finance fees, insurance commissions, extended service contract sales, and documentary fees. Sales revenues include sales to retail customers, other dealers and wholesalers. Other dealership revenue includes revenue from the sale of financing, insurance and extended service contracts, net of a provision for anticipated chargebacks and documentary fees charged to customers.

     The Company's leasing expenses, salary expense, employee benefits costs and advertising expenses comprise the majority of its selling, general and administrative expenses. The Company's interest expense primarily results from the Company's floorplan financing of its new and used vehicle inventory.

     The Company has historically accounted for all of its dealership acquisitions using the purchase method of accounting and, as a result, does not include in its financial statements the results of operations of these dealerships prior to the date they were acquired by the Company. The financial statements of the Company discussed below reflect the combined and consolidated results of operations, financial position and cash flows of the Company's dealerships. As a result of the effects of the Merger, the Acquisitions and the Offering, the historical financial information described herein is not necessarily indicative of the results of operations, financial position and cash flows of the Company in the future or the results of operations, financial position and cash flows which would have resulted had the Merger and the Acquisitions and the Offering occurred at the beginning of the periods presented in the historical financial statements.

     Contemporaneously with the effective date hereof, the Company will effect the Merger pursuant to which (i) Boomershine Automotive will be merged with and into the Company and (ii) the Boomershine Automotive shareholders will receive unregistered common stock of the Company in exchange for the capital stock in Boomershine Automotive. From November 1997 through March 1998, the Company consummated or signed definitive agreements to purchase six additional dealerships or dealership groups, three collision repair businesses, and a sub-prime automotive finance company for an aggregate consideration of approximately $66 million. See "The Acquisitions." In connection with the Acquisitions, the Company will book approximately $42 million of goodwill which will be amortized over forty years.

COMPANY'S CREDIT AND FINANCING ARRANGEMENTS

     The Company is negotiating a $120 million floorplan financing line of credit and a $50 million acquisition and general corporate and working capital line of credit for operations subsequent to the closing of this Offering (collectively the "Credit Facility"). As of December 31, 1997, the Company had approximately $110 million of floorplan debt outstanding. Currently, the Combined Companies' (as defined below) floorplan financing is provided by six different sources. The Company anticipates that all of the floorplan debt will be refinanced at more favorable terms by the Credit Facility, but there can be no assurance that the Company will be able to obtain such more favorable financing. See "Risk Factors -- Floorplan Financing." South Financial has a revolving credit agreement with General Electric Capital Corporation with a maximum borrowing capacity of $15 million with advances permitted under formulas based on percentages of eligible collateral. Management of the Company does not currently anticipate replacing this facility after this Offering.

     The Company believes its cash resources, including the Credit Facility and the net proceeds of this Offering, will be adequate to fund its anticipated operations and growth for the foreseeable future.

PRO FORMA COMPANY'S DATA

     The pro forma combined financial data of the Company for 1995, 1996 and 1997 and the six months ended December 31, 1996 and December 31, 1997, do not purport to present any or all of the combined companies involved in the Acquisitions and the Merger (the "Combined Companies") in accordance with generally accepted accounting principles, but represent a summation of certain data of the individual Combined Companies on a historical basis. The financial statements of Hones, Inc. d/b/a Bill Holt Ford-Mercury and Collision Centers USA have not been separately included within this Prospectus because said entities do not qualify as significant subsidiaries under the Commission's Staff Accounting Bulletin (SAB) No. 80 and, accordingly, are not required to be presented. The data presented in this section may not be comparable to and may not be indicative of the Company's post-combination results of operations because (i) the Combined Companies were not under common control of management and had different tax structures (S-Corporations and C-Corporations) during the periods presented, and (ii) the Company will use the purchase method to establish a new basis of accounting to record the Acquisitions.

     The selected historical financial information presented in the tables below is derived from the respective audited financial statements of the individual Combined Companies included elsewhere herein. The following discussion should be read in conjunction with the financial statements of all of the Combined Companies and the notes thereto appearing elsewhere in the Prospectus.

     For financial statement presentation purposes, as required by the rules and regulations of the Commission, Boomershine Automotive has been identified as the accounting acquiror.

     The following table sets forth pro forma revenues and cost of sales for the Combined Companies' for the year ended June 30, 1997 and the six months ended December 31, 1997. Revenue items are shown as a percent of total revenues while cost of sales items are shown as a percent of the corresponding revenue item.

  Operations Data

                                                 YEAR ENDED JUNE 30,                        SIX MONTHS ENDED DECEMBER 31,
                                ------------------------------------------------------   -----------------------------------
                                      1995               1996               1997               1996               1997
                                ----------------   ----------------   ----------------   ----------------   ----------------
                                  AMT.     PCT.      AMT.     PCT.      AMT.     PCT.      AMT.     PCT.      AMT.     PCT.
                                --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
                                                                   (DOLLARS IN THOUSANDS)
REVENUES:
  New vehicle sales...........  $357,221    63.2%  $403,877    62.2%  $420,019    61.6%  $201,445    61.1%  $210,877    62.5%
  Used vehicle sales..........   142,801    25.3    166,976    25.7    177,925    26.1     86,252    26.2     84,371    25.0
  Parts and service...........    53,625     9.5     61,682     9.5     66,602     9.8     32,162     9.8     33,742    10.0
  Finance, commission and
    other revenues, net.......    11,254     2.0     16,713     2.6     17,437     2.5      9,597     2.9      8,648     2.5
                                --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total revenues........  $564,901   100.0%  $649,248   100.0%  $681,983   100.0%  $329,456   100.0%  $337,638   100.0%
                                --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
COST OF SALES:
  New vehicle sales...........  $338,458    94.7%  $383,997    95.1%  $399,003    95.0%  $190,602    94.6%  $199,740    94.7%
  Used vehicle sales..........   132,305    92.6    154,638    92.6    164,736    92.6     80,298    93.1     78,270    92.8
  Parts and service...........    32,315    60.3     34,896    56.6     41,305    62.0     19,671    61.2     20,592    61.0
  Finance, commission and
    other revenues, net.......        --      --         --      --         --      --         --      --         --      --
                                --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total cost of sales...  $503,078    89.1%  $573,531    88.3%  $605,044    88.7%  $290,571    88.2%  $298,602    88.4%
                                --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
GROSS PROFIT..................  $ 61,823    10.9%  $ 75,717    11.7%  $ 76,939    11.3%  $ 38,885    11.8%  $ 39,036    11.6%
                                ========   =====   ========   =====   ========   =====   ========   =====   ========   =====

     The following tables set forth certain pro forma information with regard to the Combined Companies' vehicle and parts and services sales for the periods indicated.

  New Vehicle Data

                                                                               SIX MONTHS
                                            YEAR ENDED JUNE 30,            ENDED DECEMBER 31,
                                      --------------------------------    --------------------
                                        1995        1996        1997        1996        1997
                                      --------    --------    --------    --------    --------
                                                       (DOLLARS IN THOUSANDS)
Retail unit sales...................    19,493      21,694      20,499       9,875       9,720
Retail sales........................  $357,221    $403,877    $420,019    $201,445    $210,877
Gross profit........................  $ 18,763    $ 19,880    $ 21,017    $ 10,843    $ 11,137
Gross margin........................       5.3%        4.9%        5.0%        5.4%        5.3%
Average gross profit per retail unit
  sold..............................  $    963    $    916    $  1,025    $  1,098    $  1,146

  Used Vehicle Data

                                                                                SIX MONTHS
                                              YEAR ENDED JUNE 30,           ENDED DECEMBER 31,
                                        --------------------------------    ------------------
                                          1995        1996        1997       1996       1997
                                        --------    --------    --------    -------    -------
                                                        (DOLLARS IN THOUSANDS)
Retail unit sales.....................     9,073      10,205       9,913      4,931      5,040
Retail sales..........................  $100,563    $122,464    $120,534    $59,299    $61,749
Gross profit..........................  $  8,858    $ 11,281    $ 11,635    $ 5,426    $ 5,429
Gross margin..........................       8.8%        9.2%        9.7%       9.2%       8.8%
Average gross profit per retail unit
  sold................................  $    976    $  1,105    $  1,174    $ 1,100    $ 1,077
Wholesale unit sales..................     8,033       8,665       9,442      4,533      4,003
Wholesale sales.......................  $ 42,238    $ 44,512    $ 57,391    $26,953    $22,622
Gross profit..........................  $  1,638    $  1,057    $  1,554    $   528    $   672
Gross margin..........................       3.9%        2.4%        2.7%       2.0%       3.0%

  Parts and Service Data

                                                                                SIX MONTHS
                                                YEAR ENDED JUNE 30,         ENDED DECEMBER 31,
                                           -----------------------------    ------------------
                                            1995       1996       1997       1996       1997
                                           -------    -------    -------    -------    -------
                                                         (DOLLARS IN THOUSANDS)
Sales....................................  $53,625    $61,682    $66,602    $32,162    $33,742
Gross profit.............................  $21,310    $26,786    $25,297    $12,491    $13,150
Gross margin.............................     39.7%      43.4%      38.0%      38.8%      39.0%

  Six Months Ended December 31, 1997 Compared to Six Months Ended December 31, 1996

     Revenues. Total revenues increased by $8.2 million, or 2.5%, from $329.5 million for the six months ended December 31, 1996 to $337.6 million for the six months ended December 31, 1997. New vehicle sales increased $9.4 million, or 4.7% from $201.4 million for the six months ended December 31, 1996 to $210.9 million for the six months ended December 31, 1997. This increase was primarily attributable to higher sales at the Boomershine Ford and Wade Ford locations and the addition of the Buick dealership by Jay Automotive Group. These increases were partially offset by lower sales at the Boomershine Nissan and Pontiac locations. Used vehicle revenues decreased $1.9 million, or 2.2%, from $86.3 million for the six months ended December 31, 1996 to $84.4 million for the six months ended December 31, 1997. This decrease resulted from reduced wholesale revenues at the Day's Chevrolet and Boomershine Automotive dealerships. These reductions were partially offset by increased used vehicle sales by Bill Holt Ford Mercury and the Jay Automotive Group. Parts and service sales increased $1.6 million, or 4.9%, from $32.2 million for the six months ended December 31, 1996 to $33.7 million for the six months ended December 31, 1997. This increase resulted from higher service income at the Boomershine Ford and Pontiac locations. Other dealership revenues decreased $949,000, or 9.9%, from $9.6 million for the six months ended December 31, 1996 to $8.6 million for the six months ended December 31, 1997. This decrease was primarily due to the reduced finance income of South Financial.

     Gross Profit. Gross profit increased by $151,000, or 0.4%, from $38.9 million for the six months ended December 31, 1996 to $39.0 million for the six months ended December 31, 1997. This increase was attributable to higher new vehicle sales at Boomershine Ford and Wade Ford and higher used vehicle sales at Holt Ford. This increase was partially offset in part by a reduction in gross profit contribution by the operations of South Financial.

  Year Ended June 30, 1997 Compared to Year Ended June 30, 1996

     Revenues. Total revenues increased by $32.7 million, or 5.0%, from $649.2 million for the year ended June 30, 1996 to $682.0 million for the year ended June 30, 1997. New vehicle sales increased $16.1 million, or 4.0% from $403.9 million for the year ended June 30, 1996 to $420.0 million for the year ended June 30, 1997. This increase was primarily attributable to higher sales of Ford products at the Wade Ford and Bill Holt Ford-Mercury dealerships coupled with the addition of the Buick dealership by the Jay Automotive Group in December 1996. These improvements were partially offset by lower sales at the Boomershine Nissan and Pontiac locations and the Robertson Oldsmobile-Cadillac dealership. Used vehicle revenues increased $10.9 million, or 6.6%, from $167.0 million for the year ended June 30, 1996 to $177.9 million for the year ended June 30, 1997. This increase resulted from higher wholesale sales at Day's Chevrolet and higher retail sales at the various Jay Automotive Group locations. These increases were offset by reductions in retail used vehicle sales at the Boomershine Pontiac and Nissan dealerships. Parts and service sales increased $4.9 million, or 8.0%, from $61.7 million for the year ended June 30, 1996 to $66.6 million for the year ended June 30, 1997. This increase resulted from the growing customer base at Boomershine Automotive Group and Jay Automotive Group. Other dealership revenues increased $724,000, or 4.3%, from $16.7 million for the year ended June 30, 1996 to $17.4 million for the year ended June 30, 1997. This increase was due primarily to higher finance and insurance income at the Boomershine Automotive dealerships coupled with the higher revenues of South Financial.

     Gross Profit. Gross profit increased by $1.2 million, or 1.6%, from $75.7 million for the year ended June 30, 1996 to $76.9 million for the year ended June 30, 1997. This increase was attributable to higher new and used vehicle sales levels at the Jay Automotive Group dealerships coupled with higher income from the South Financial business. These factors were offset by lower gross profit contributions by the Boomershine Automotive dealerships resulting from lower new vehicle sales and a higher proportion of wholesale units among used vehicle sales.

  Year Ended June 30, 1996 Compared to Year Ended June 30, 1995

     Revenues. Total revenues increased by $84.3 million, or 14.9%, from $564.9 million for the year ended June 30, 1995 to $649.2 million for the year ended June 30, 1996. New vehicle sales increased $46.7 million, or 13.1% from $357.2 million for the year ended June 30, 1995 to $403.9 million for the year ended June 30, 1996. This increase was primarily attributable to dealership additions and higher sales at Bill Holt Ford-Mercury and both Wade Ford locations. The dealership additions included the Buick, Honda and Mitsubishi dealerships by Boomershine Automotive and the Mazda dealership by Jay Automotive Group. Used vehicle revenues increased $24.2 million, or 16.9%, from $142.8 million for the year ended June 30, 1995 to $167.0 million for the year ended June 30, 1996. This increase resulted from dealership additions and the expansion of the used vehicle facility at Robertson Oldsmobile-Cadillac. Parts and service sales increased $8.1 million, or 15.0%, from $53.6 million for the year ended June 30, 1995 to $61.7 million for the year ended June 30, 1996. This increase resulted from the dealership additions coupled with expanded customer base and parts sales at Day's Chevrolet. Other dealership revenues increased $5.5 million, or 48.5%, from $11.2 million for the year ended June 30, 1995 to $16.7 million for the year ended June 30, 1996. This increase was due primarily to the dealership additions at Boomershine Automotive coupled with higher finance income from South Financial.

     Gross Profit. Gross profit increased by $13.9 million, or 22.5%, from $61.8 million for the year ended June 30, 1995 to $75.7 million for the year ended June 30, 1996. This increase was attributable to dealership additions at the Boomershine Automotive and Jay Automotive along with higher income from South Financial.

INDIVIDUAL MERGER AND ACQUISITION COMPANIES

BOOMERSHINE AUTOMOTIVE GROUP, INC.

  Results of Operations

     Prior to the Offering, Boomershine Automotive Group, Inc. was one of the largest automotive dealership groups in Georgia and consisted of nine automotive dealerships serving the greater Atlanta metropolitan market. The dealerships included Pontiac, Buick, GMC, Hummer, Nissan, Ford, Isuzu, Honda and Mitsubishi. Executive management of this group includes Mr. Walter M. Boomershine, Jr., who has over 40 years of experience in the automotive retailing industry, and Mr. Charles K. Yancey who joined the company in 1974. Six of the group's nine dealerships have been added under this executive leadership since 1992.

     The following table sets forth selected financial data and such data as a percentage of total revenues for the Boomershine Automotive dealerships for the periods indicated on a consolidated basis:

                                            YEAR ENDED JUNE 30,                          SIX MONTHS ENDED DECEMBER 31,
                          --------------------------------------------------------    ------------------------------------
                                1995                1996                1997                1996                1997
                          ----------------    ----------------    ----------------    ----------------    ----------------
                           AMOUNT    PCT.      AMOUNT    PCT.      AMOUNT    PCT.      AMOUNT    PCT.      AMOUNT    PCT.
                          --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
                                                               (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales.....  $156,955    66.2%   $166,199    64.2%   $152,625    62.4%   $ 75,650    62.7%   $ 72,795    63.8%
  Used vehicle sales....    57,047    24.1      64,652    25.0      61,811    25.3      30,349    25.2      25,758    22.6
  Parts and service
    sales...............    19,223     8.1      23,764     9.2      24,637    10.1      11,549     9.6      12,876    11.3
  Other revenues, net...     3,856     1.6       4,219     1.6       5,339     2.2       3,093     2.6       2,669     2.3
                          --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
                           237,081   100.0     258,834   100.0     244,412   100.0     120,641   100.0     114,098   100.0
Cost of sales...........   214,820    90.6     232,934    90.0     219,719    89.9     108,447    89.9     101,362    88.8
                          --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Gross profit............    22,261     9.4      25,900    10.0      24,693    10.1      12,194    10.1      12,736    11.2
Selling, general and
  administrative
  expenses..............    20,333     8.6      24,770     9.6      23,152     9.5      11,626     9.6      11,539    10.1
                          --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Income from
  operations............     1,928     0.8       1,130     0.4       1,541     0.6         568     0.5       1,197     1.0
Other income and
  expense:
  Interest expense,
    net.................     1,218     0.5       1,593     0.6       2,110     0.9       1,120     0.9         617     0.5
  Other income
    (expense)...........        60     0.0          13     0.0          44     0.0         (43)    0.0         (29)    0.0
                          --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Income (loss) before in-
  come taxes............       770     0.3        (450)   (0.2)       (525)   (0.2)       (595)   (0.5)        551     0.5
Income tax (expense)
  benefit...............      (292)   (0.1)        133     0.1         167     0.1         221     0.2        (215)   (0.2)
                          --------   -----    --------   -----    --------   -----    --------   -----    --------   -----
Net income (loss).......  $    478     0.2%   $   (317)   (0.1)%  $   (358)   (0.1)%  $   (374)   (0.3)%  $    336     0.3%
                          ========            ========            ========            ========            ========

  Six Months Ended December 31, 1997 Compared to Six Months Ended December 31, 1996

     Revenues. Total revenues decreased by $6.5 million, or 5.4%, from $120.6 million for the six month period ended December 31, 1996 to $114.1 million for the six months period ended December 31, 1997. New vehicle sales revenues decreased $2.9 million, or 3.8% from $75.7 million for the six months ended December 31, 1996 to $72.8 million for the six months ended December 31, 1997. This decrease was primarily attributable to declines in the sales of Nissan and Pontiac products which was partially offset by higher sales demand for Ford products -- particularly fleet sales and trucks. Used vehicle revenues decreased $4.6 million, or 15.1%, from $30.3 million for the six months ended December 31, 1996 to $25.7 million for the six months ended December 31, 1997. This decrease resulted from reductions in unit sales at the Boomershine Nissan and Ford dealerships. The decreases at Boomershine Nissan resulted from reduced trade-in availability and the decrease at Boomershine Ford resulted from reduced wholesale activity. These decreases were partially offset by a sales increase at the Boomershine Mitsubishi dealership due to additional investments in space and personnel. Parts and service sales increased $1.3 million, or 11.5%, from $11.5 million for the six months ended December 31, 1996 to $12.8 million for the six months ended December 31, 1997. This increase resulted from higher bodywork revenue and increased service revenue at the Boomershine Nissan dealership. Other Boomershine Automotive dealership revenues decreased $424,000, or 13.7%, from $3.1 million for the six months ended December 31, 1996 to $2.7 million for the six months ended December 31, 1997. This decrease was due primarily to reduced finance and insurance income generated at the Boomershine Nissan dealership.

     Gross Profit. Gross profit increased by $542,000, or 4.4%, from $12.2 million for the six months ended December 31, 1996 to $12.7 million for the six months ended December 31, 1997. This increase was attributable to improved margins on new vehicle sales (particularly at the Boomershine Ford dealership) due to a higher average sales price per unit. Gross margin percentage on used vehicle sales improved due to a lower average cost per unit. The percentage gross profit margin improved from 10.1% for the six months ended December 31, 1996 to 11.2% for the six months ended December 31, 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $87,000, or 0.7%, from $11.6 million for the six months ended December 31, 1996 to $11.5 million for the six months ended December 31, 1997. This decrease was primarily due to lower compensation charges at the Boomershine Nissan and Pontiac dealerships which were offset in part by higher compensation charges at the Boomershine Ford and Mitsubishi dealerships.

     Interest Expense, net. Interest expense, net decreased $503,000, or 44.9%, from $1.1 million for the six months ended December 31, 1996 to $617,000 for the six months ended December 31, 1997. This decrease was attributable to lower floorplan interest charges resulting from smaller investments in inventory at Boomershine Pontiac and faster inventory turns at Boomershine Ford.

  Year Ended June 30, 1997 Compared to Year Ended June 30, 1996

     Revenues. Total revenues decreased by $14.4 million, or 5.6%, from $258.8 million for the year ended June 30, 1996 to $244.4 million for the year ended June 30, 1997. New vehicle sales revenues decreased $13.6 million, or 8.2% from $166.2 million for the year ended June 30, 1996 to $152.6 million for the year ended June 30, 1997. This decrease was primarily attributable to reduced unit sales of fleet vehicles at both the Boomershine Pontiac and Ford dealerships and a 14% reduction in retail unit sales at the Boomershine Nissan dealership. Used vehicle revenues decreased $2.8 million, or 4.4%, from $64.7 million for the year ended June 30, 1996 to $61.8 million for the year ended June 30, 1997. This decrease resulted from reduced used vehicle trade-in availability at the Boomershine Nissan and Pontiac dealerships and reduced wholesale activity at the Boomershine Ford dealership. These were partially offset by the increase in used vehicle sales at the Boomershine Mitsubishi dealership that was owned for a partial year in the year ended June 30, 1996. Parts and service sales increased $873,000, or 3.7%, from $23.8 million for the year ended June 30, 1996 to $24.6 million for the year ended June 30, 1997. This increase resulted from higher revenues from service and bodywork at the Boomershine Pontiac, Mitsubishi and Ford locations and the overall economic strength of the markets served. Other Boomershine Automotive dealership revenues increased $1.1 million, or 26.5%, from $4.2 million for the year ended June 30, 1996 to $5.3 million for the year ended June 30, 1997. This increase was due primarily to increased finance and insurance income and a generally competitive lending environment.

     Gross Profit. Gross profit decreased by $1.2 million, or 4.7%, from $25.9 million for the year ended June 30, 1996 to $24.7 million for the year ended June 30, 1997. This decrease was attributable to lower overall revenue levels and profit contribution at the Boomershine Nissan location and was offset in part by higher average new and used margins at the Boomershine Ford dealership. The margins were also increased by the effect of having the Boomershine Mitsubishi dealership for an entire year in the year ended June 30, 1997. Overall, the percentage gross margin improved from 10.0% for the year ended June 30, 1996 to 10.1% for the year ended June 30, 1997.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.6 million, or 6.5%, from $24.8 for the year ended June 30, 1996 to $23.2 million for the year ended June 30, 1997. This decrease was primarily due to expense rationalization and lower incentive compensation charges at the Boomershine Nissan dealership. These were partially offset by increases in personnel costs at the Boomershine Pontiac, Ford and Mitsubishi dealerships.

     Interest Expense, net. Interest expense, net increased $517,000, or 32.5%, from $1.6 million for the year ended June 30, 1996 to $2.1 million for the year ended June 30, 1997. This increase was attributable primarily to slower inventory turns at Boomershine Pontiac and Nissan locations.

  Year Ended June 30, 1996 Compared to Year Ended June 30, 1995

     Revenues. Total revenues increased by $21.8 million, or 9.2%, from $237.1 million for the year ended June 30, 1995 to $258.8 million for the year ended June 30, 1996. New vehicle sales revenues increased $9.2 million, or 5.9% from $157.0 million for the year ended June 30, 1995 to $166.2 million for the year ended June 30, 1996. This increase was primarily attributable to Boomershine Automotive's addition of the Honda and Mitsubishi dealerships in the Cobb County, Georgia market area and higher average per unit sales at the Boomershine Ford and Nissan dealerships. Used vehicle revenues increased $7.6 million, or 13.3%, from $57.0 million for the year ended June 30, 1995 to $64.6 million for the year ended June 30, 1996. This increase resulted from the addition of the Boomershine Honda and Mitsubishi dealerships and higher wholesale revenues at the Boomershine Ford dealership. These factors were partially offset by lower used vehicle sales at the Boomershine Pontiac/GMC location. Parts and service sales increased $4.5 million, or 23.6%, from $19.2 million for the year ended June 30, 1995 to $23.7 million for the year ended June 30, 1996. This increase resulted from the Boomershine Honda and Mitsubishi dealership additions and higher service revenues at the Boomershine Pontiac dealership. Other Boomershine Automotive dealership revenues increased $363,000, or 9.4%, from $3.9 million for the year ended June 30, 1995 to $4.2 million for the year ended June 30, 1996. This increase was due primarily to the Boomershine Buick and Mitsubishi dealership additions and increased unit sales.

     Gross Profit. Gross profit increased by $3.6 million, or 16.3%, from $22.3 million for the year ended June 30, 1995 to $25.9 million for the year ended June 30, 1996. This increase was attributable to the addition of the Boomershine Buick and Mitsubishi dealerships and the impact of higher revenues and average sales per unit, particularly at the Boomershine Ford dealership.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.4 million, or 21.8%, from $20.3 million for the year ended June 30, 1995 to $24.7 million for the year ended June 30, 1996. This increase was primarily due to the addition of the Boomershine Honda and Mitsubishi dealerships as well as added personnel charges for the Boomershine Ford and Pontiac locations.

     Interest Expense, net. Interest expense, net increased $375,000 from $1.2 million for the year ended June 30, 1995 to $1.6 million for the year ended June 30, 1996. This increase was attributable to increased inventory levels at the Boomershine Ford location and slow-moving conversion van inventory at the Boomershine Pontiac dealership.

  Liquidity and Capital Resources

     The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. Boomershine Automotive's principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

     The following table sets forth historical selected information from Boomershine Automotive's statements of cash flows for the periods indicated:

                                                                              SIX MONTHS ENDED
                                                     YEAR ENDED JUNE 30,        DECEMBER 31,
                                                  -------------------------   -----------------
                                                   1995      1996     1997     1996      1997
                                                  -------   -------   -----   ------   --------
                                                                 (IN THOUSANDS)
Net cash provided by (used in) operating
  activities....................................  $ 4,197   $ 3,513   $ 429   $ 795    $ 3,143
Net cash provided by (used in) investing
  activities....................................   (2,740)   (4,238)   (612)   (581)      (868)
Net cash provided by (used in) financing
  activities....................................      799         9    (259)     38       (482)
                                                  -------   -------   -----   -----    -------
Net increase (decrease) in cash and cash
  equivalents...................................  $ 2,256   $  (716)  $(442)  $ 252    $ 1,793
                                                  =======   =======   =====   =====    =======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 were $6.3 million.

     For the three years ended June 30, 1997, Boomershine Automotive generated $1.7 million in cash flow from net income (loss) plus depreciation and amortization. If the FIFO Method had been used during the three years ended June 30, 1997, such measure would have been greater by $1.2 million. Net cash flow from operating activities is significantly impacted by changes in inventory levels reflecting strategic and marketing decisions. Inventory levels increased by $19.5 million and $577,000 for the fiscal years ended June 30, 1995 and 1996, respectively. During the year ended June 30, 1997, the aggregate inventory level decreased by $11.1 million.

     Changes in the outstanding balance under the floorplan arrangements also serve to influence the net cash flow from operations. During the years ended June 30, 1995 and 1996 the notes payable balance owed to floorplan lenders increased $25.2 million and $2.8 million, respectively. For the year ended June 30, 1997, such notes payable balances decreased as a result of a repayment of $12.6 million.

     For the six months ended December 31, 1997, the Boomershine Automotive dealerships generated net cash flow of $775,000 from net income plus depreciation and amortization compared to $77,000 in the six months ended December 31, 1996. This resulted from the improvement in net earnings.

     The change in net cash used in investing activities for the three years ended June 30, 1997 amounted to $7.6 million. This was primarily attributable to capital expenditures for the acquisition of the Boomershine Honda, Mitsubishi and Buick dealerships, expansion of the rental car program, renovation of showroom facilities and construction of a collision repair center.

     The change in net cash used in investing activities for the six months ended December 31, 1997 resulted from the payment of the cash component of the Collision Centers USA Acquisition and routine capital expenditures.

     The change in net cash related to financing activities was primarily attributable to borrowings and repayments under long-term debt. For the years ended June 30, 1995 and 1996, the increase in these notes payable amounted to $799,000 and $9,000, respectively. For the year ended June 30, 1997, the amount owed under these notes decreased by $259,000.

  Floorplan Financing

     Boomershine Automotive currently obtains floorplan financing for its dealerships' vehicle inventories primarily through Ford Motor Credit and NationsBank Credit. As of December 31, 1997, the Boomershine Automotive dealerships had approximately $43.6 million of outstanding floorplan financing. The debt bears interest at LIBOR plus 200 to 225 basis points. Interest expense on floorplan notes payable, before manufacturers' interest assistance, totaled approximately $3.6 million, $4.5 million and $3.8 million for the years ended June 30, 1995, 1996 and 1997, respectively. Manufacturers' interest assistance, which is recorded as a reduction to interest expense, amounted to $2.7 million, $2.9 million and $2.0 million for the years ended June 30, 1995, 1996 and 1997, respectively.

  Leases

     The Boomershine Automotive dealerships lease their primary operating facilities under operating leases, including leases with related parties, which expire at various dates through 2017. Certain of the leases contain automatic renewal provisions that require the lessee to affirmatively state its intention to vacate. Management believes that the terms and provisions of the related party leases approximate those available from third parties.

JAY AUTOMOTIVE GROUP

  Results of Operations

     Prior to the Offering, Jay Automotive Group, Inc. consisted of eight retail automotive dealerships serving the Columbus, Georgia market. The dealerships included Toyota, Mazda, Pontiac, Buick, GMC and Mitsubishi. Mr. James G. Stelzenmuller, III, who has over 15 years of experience in the automotive retailing industry and has managed this business since 1983, owned Jay Automotive immediately prior to the Offering.

     Certain related businesses (e.g. leasing and insurance subsidiaries) that were subsidiaries of Jay Automotive were also divested prior to the Offering. Accordingly, the financial results of those related businesses are not included in the accompanying financial statements and are excluded from the discussion below.

     The following table sets forth selected financial data and such data as a percentage of total revenues for the combined Jay Automotive Group dealerships for the periods indicated:

                                                          YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------
                                              1995                 1996                  1997
                                        -----------------    -----------------    ------------------
                                        AMOUNT    PERCENT    AMOUNT    PERCENT     AMOUNT    PERCENT
                                        -------   -------    -------   -------    --------   -------
                                                           (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales...................  $46,763     58.8%    $56,329     59.0%    $ 54,899     54.6%
  Used vehicle sales..................   21,990     27.7      26,358     27.6       31,562     31.4
  Parts and service sales.............    9,009     11.3      10,636     11.2       11,869     11.8
  Other revenues, net.................    1,721      2.2       2,066      2.2        2,184      2.2
                                        -------    -----     -------    -----     --------    -----
                                         79,483    100.0      95,389    100.0      100,514    100.0
Cost of sales.........................   70,135     88.2      84,106     88.2       88,543     88.1
                                        -------    -----     -------    -----     --------    -----
Gross profit..........................    9,348     11.8      11,283     11.8       11,971     11.9
Selling, general and administrative
  expenses............................    7,134      9.0       8,952      9.4        9,588      9.5
                                        -------    -----     -------    -----     --------    -----
Income from operations................    2,214      2.8       2,331      2.4        2,383      2.4
Other income and expense:
  Interest expense, net...............      360      0.5         301      0.3          261      0.3
  Other income (expense)..............       --       --          --       --           --       --
                                        -------    -----     -------    -----     --------    -----
Income before income taxes............    1,854      2.3       2,030      2.1        2,122      2.1
Income tax expense....................     (703)    (0.9)       (775)    (0.8)        (806)    (0.8)
                                        -------    -----     -------    -----     --------    -----
Net income............................  $ 1,151      1.4%    $ 1,255      1.3%    $  1,316      1.3%
                                        =======              =======              ========

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues increased by $5.1 million, or 5.4%, from $95.4 million for the year ended December 31, 1996 to $100.5 million for the year ended December 31, 1997. New vehicle sales decreased $1.4 million, or 2.5% from $56.3 million for the year ended December 31, 1996 to $54.9 million for the year ended December 31, 1997. This decrease was primarily attributable to reductions in the availability of Toyota vehicles from the distributor and a decline in demand for Pontiac vehicles. These factors were partially offset by the impact of the addition of the Buick dealership to Jay Automotive in December 1996. Used vehicle sales increased $5.2 million, or 19.7%, from $26.4 million for the year ended December 31, 1996 to $31.6 million for the year ended December 31, 1997. This increase resulted from the implementation of a market segmentation strategy and more management focus in this area. Parts and service sales increased $1.2 million, or 11.6%, from $10.6 million for the year ended December 31, 1996 to $11.8 million for the year ended December 31, 1997. This increase resulted from the addition of the Buick dealership. Other dealership revenues increased $118,000, or 5.7%, from $2.1 million for the year ended December 31, 1996 to $2.2 million for the year ended December 31, 1997. This minor increase was due primarily to higher finance and documentation income.

     Gross Profit. Gross profit increased by $688,000, or 6.1%, from $11.3 million for the year ended December 31, 1996 to $12.0 million for the year ended December 31, 1997. This increase was attributable to higher overall unit sales and the addition of the Buick dealership to Jay Automotive in December 1996 and its related service and parts income.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $636,000, or 7.1%, from $8.9 million for the year ended December 31, 1996 to $9.6 million for the year ended December 31, 1997. This increase was primarily due to the addition of personnel to the Jay Automotive Toyota body shop operations and the Jay Automotive Buick dealership. These additions were partially offset by a reduction in sales incentive compensation related to the reduction in new unit sales.

     Interest Expense, net. Interest expense, net decreased $40,000, or 13.3%, from $301,000 for the year ended December 31, 1996 to $261,000 for the year ended December 31, 1997.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues increased by $15.9 million, or 20.0%, from $79.5 million for the year ended December 31, 1995 to $95.4 million for the year ended December 31, 1996. New vehicle sales increased $9.6 million, or 20.5% from $46.7 million for the year ended December 31, 1995 to $56.3 million for the year ended December 31, 1996. This increase was primarily attributable to the addition of the Mazda dealership to Jay Automotive in November 1995. Used vehicle sales increased $4.4 million, or 19.9%, from $22.0 million for the year ended December 31, 1995 to $26.4 million for the year ended December 31, 1996. This increase resulted from the addition of the Mazda dealership to Jay Automotive and the dealership's favorable location for used car sales. This increase was partially offset by reductions in used vehicle sales from the Jay Automotive Toyota and Pontiac dealership locations. Parts and service sales increased $1.6 million, or 18.1%, from $9.0 million for the year ended December 31, 1995 to $10.6 million for the year ended December 31, 1996. This increase resulted from the Mazda dealership addition. Other dealership revenues increased $345,000, or 20.0%, from $1.7 million for the year ended December 31, 1995 to $2.1 million for the year ended December 31, 1996. This minor increase was due primarily to documentation and insurance commission income.

     Gross Profit. Gross profit increased by $1.9 million, or 20.7%, from $9.3 million for the year ended December 31, 1995 to $11.3 million for the year ended December 31, 1996. This increase was attributable to overall increased unit sales led by the addition of the Mazda dealership to Jay Automotive in November 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.8 million, or 25.5%, from $7.1 million for the year ended December 31, 1995 to $8.9 million for the year ended December 31, 1996. This increase was primarily due to the increase in personnel that resulted from the addition of the Mazda dealership and increased employee benefit costs and increased support staff compensation at the Toyota dealership.

     Interest Expense, net. Interest expense, net decreased $59,000, or 16.4%, from $360,000 for the year ended December 31, 1995 to $301,000 for the year ended December 31, 1996. This decrease was attributable to additional manufacturer support under floorplan financing arrangements.

  Liquidity and Capital Resources

     The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. Jay Automotive Group's principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

     The following table sets forth historical selected information from the combined Jay Automotive Group dealership's statements of cash flows for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                               1995     1996    1997
                                                              -------   ----   ------
                                                                  (IN THOUSANDS)
Net cash provided by (used in) operating activities.........  $ 1,895   $669   $1,424
Net cash provided by (used in) investing activities.........   (1,819)   (90)     (74)
Net cash provided by (used in) financing activities.........       73     37        2
                                                              -------   ----   ------
Net increase (decrease) in cash and cash equivalents........  $   149   $616   $1,352
                                                              =======   ====   ======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 were $3.8 million.

     For the three years ended December 31, 1997, the Jay Automotive Group dealerships generated $4.4 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities ranged during this period from a high of $1.9 million in 1995 to a low of $669,000 in 1996. The primary factors influencing these results are net income, change in investment in inventories and the net borrowing or net repayment on the floorplan arrangements.

     The change in net cash used in investing activities for the three years ended December 31, 1997 was primarily attributable to capital expenditures, the purchase of the Mazda dealership in 1995 and the purchase of the Buick franchise in 1996.

     The change in net cash related to financing activities was primarily attributable to reductions in amounts owed to unconsolidated subsidiaries which were partially offset by repayments on long-term debt.

  Floorplan Financing

     Jay Automotive Group currently obtains floorplan financing for its vehicle inventory primarily through General Motors Acceptance Corporation ("GMAC"), World Omni Finance and a commercial bank. As of December 31, 1997, Jay Automotive Group had approximately $9.0 million of outstanding floorplan financing. The debt bears interest at various rates which generally fluctuate with the prime rate or LIBOR and which ranged from 7.2% to 10.25% at December 31, 1997. The floorplan lenders generally provide for rebate reductions in interest expense based on volume and other factors as well as manufacturers' assistance based on an agreed-upon amounts which vary by model. Interest expense on floorplan notes payable, before manufacturers' interest assistance, totaled approximately $1.0 million, $1.4 million and $864,000 for the years ended December 1995, 1996 and 1997, respectively. Manufacturers' interest assistance, which is recorded as a reduction to interest expense, amounted to $530,000, $1.1 million and $608,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Leases

     The real estate and buildings housing the Jay Automotive Pontiac, GMC, Buick, Mitsubishi and Mazda dealerships and a major used car facility are leased from a company owned and controlled by James G. Stelzenmuller, the former sole shareholder of Jay Automotive Group, Inc. This facility is pledged as collateral to an Industrial Revenue Bond used to finance its construction. Certain other facilities used in the business operations of Jay Automotive are leased on a month to month basis and the lease understandings are not in writing. Management believes these leases and informal arrangements contain terms and rates that are comparable to those which are available on the open market.

WADE FORD, INC. AND WADE FORD BUFORD, INC. -- COMBINED

 Results of Operations

     Wade Ford, Inc. and Wade Ford Buford, Inc. operate Ford dealerships located in Smyrna and Buford, Georgia, respectively both suburban locations which are part of the greater metropolitan Atlanta market. Prior to the Offering, both dealerships were owned by Mr. Alan K. Arnold and several other minority shareholders. Mr. Arnold has over 20 years of automotive retailing experience in the greater Atlanta area. The Smyrna-based dealership was originally founded in the early 1950's and the Buford-based dealership was added in 1990.

     The following table sets forth selected financial data and such data as a percentage of total revenues for the combined Wade Ford dealerships for the periods indicated:

                                                                                YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------
                                                                     1995                 1996                 1997
                                                              ------------------   ------------------   ------------------
                                                               AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                                              --------   -------   --------   -------   --------   -------
                                                                                 (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales.........................................  $ 83,408     71.6%   $105,581     73.5%   $129,833     78.5%
  Used vehicle sales........................................    22,812     19.6      28,236     19.7      24,482     14.8
  Parts and service sales...................................     9,297      8.0       8,426      5.9       9,603      5.8
  Other revenues, net.......................................     1,023      0.8       1,351      0.9       1,424      0.9
                                                              --------    -----    --------    -----    --------    -----
                                                               116,540    100.0     143,594    100.0     165,342    100.0
Cost of sales...............................................   106,587     91.5     131,462     91.6     152,680     92.3
                                                              --------    -----    --------    -----    --------    -----
Gross profit................................................     9,953      8.5      12,132      8.4      12,662      7.7
Selling, general and administrative expenses................     9,504      8.1      11,261      7.8      10,467      6.3
                                                              --------    -----    --------    -----    --------    -----
Income from operations......................................       449      0.4         871      0.6       2,195      1.4
Other income and expense:
  Interest expense, (income) net............................       120      0.1         209      0.2          (5)    (0.0)
  Other income (expense), net...............................       230      0.2         252      0.2          95      0.0
                                                              --------    -----    --------    -----    --------    -----
Income before income taxes..................................       559      0.5         914      0.6       2,295      1.4
Income tax expense..........................................        --       --          --       --          --       --
                                                              --------    -----    --------    -----    --------    -----
Net income..................................................  $    559      0.5%   $    914      0.6%   $  2,295      1.4%
                                                              ========             ========             ========

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues increased by $21.7 million, or 15.1%, from $143.6 million for the year ended December 31, 1996 to $165.3 million for the year ended December 31, 1997. New vehicle sales increased $24.3 million, or 23.0% from $105.6 million for the year ended December 31, 1996 to $129.8 million for the year ended December 31, 1997. This increase was primarily attributable to strong regional growth near the Wade Ford Buford location and increased emphasis on fleet sales at the Wade Ford Smyrna location. Used vehicle sales decreased $3.8 million, or 13.3%, from $28.2 million for the year ended December 31, 1996 to $24.5 million for the year ended December 31, 1997. This decrease resulted from increased competition near the Wade Ford Smyrna location. Parts and service sales increased $1.2 million, or 14.0%, from $8.4 million for the year ended December 31, 1996 to $9.6 million for the year ended December 31, 1997. This increase resulted from the higher retail demand at the Wade Ford Buford location resulting in higher new vehicle unit sales. Other dealership revenues increased $73,000, or 5.4%, from $1.4 million for the year ended December 31, 1996 to $1.4 million for the year ended December 31, 1997. This increase was due primarily to higher documentation fee income.

     Gross Profit. Gross profit increased by $530,000, or 4.4%, from $12.1 million for the year ended December 31, 1996 to $12.6 million for the year ended December 31, 1997. This increase was attributable to higher overall revenues at both Wade Ford locations. The gross profit as a percent of sales decreased from 8.4% in 1996 compared to 7.7% in 1997 due to the generally lower returns on fleet sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $794,000, or 7.1%, from $11.3 million for the year ended December 31, 1996 to $10.5 million for the year ended December 31, 1997. This decrease was primarily due to lower charges for advertising, rents, bad debts and professional fees.

     Interest Expense, net. Interest expense, net decreased $214,000, or 102.4%, from $209,000 (expense) for the year ended December 31, 1996 to $5,000 (income) for the year ended December 31, 1997. This decrease was attributable primarily to greater manufacturer credits which were partially offset by higher charges incurred for larger average inventory levels.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues increased by $27.1 million, or 23.2%, from $116.5 million for the year ended December 31, 1995 to $143.6 million for the year ended December 31, 1996. New vehicle sales increased $22.2 million, or 26.6% from $83.4 million for the year ended December 31, 1995 to $105.6 million for the year ended December 31, 1996. This increase was primarily attributable to expanded fleet sales and overall economic growth in the Buford area. Used vehicle sales increased $5.4 million, or 23.8%, from $22.8 million for the year ended December 31, 1995 to $28.2 million for the year ended December 31, 1996. This increase resulted from the strategic decision by the Wade Ford Buford management team to carry larger used car inventories. Parts and service sales decreased $871,000, or 9.4%, from $9.3 million for the year ended December 31, 1995 to $8.4 million for the year ended December 31, 1996. This decrease resulted from lower parts and service sales at the Smyrna-based dealership. Other dealership revenues increased $328,000 or 32.1%, from $1.0 million for the year ended December 31, 1995 to $1.4 million for the year ended December 31, 1996. This increase was due primarily to higher documentation fee income.

     Gross Profit. Gross profit increased by $2.2 million, or 21.9%, from $9.9 million for the year ended December 31, 1995 to $12.1 million for the year ended December 31, 1996. This increase was attributable to higher overall revenues.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.8 million, or 18.5%, from $9.5 million for the year ended December 31, 1995 to $11.3 million for the year ended December 31, 1996. This increase was primarily due to higher variable incentive pay stemming from increased retail sales and higher charges for rents, bad debts and professional fees.

     Interest Expense, net. Interest expense, net increased $89,000, or 74.2%, from $120,000 for the year ended December 31, 1995 to $209,000 for the year ended December 31, 1996. This increase was attributable to the increased inventory of vehicles, principally used, at the Wade Ford Buford location.

  Liquidity and Capital Resources

     The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. The Wade Ford dealerships' principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

     The following table sets forth historical selected information from the Wade Ford dealerships' statements of cash flows for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1995      1996      1997
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Net cash provided by (used in) operating activities.......  $(2,232)  $ 2,447   $ 2,472
Net cash provided by (used in) investing activities.......    2,583       294      (185)
Net cash provided by (used in) financing activities.......      (46)      (60)   (2,260)
                                                            -------   -------   -------
Net increase (decrease) in cash and cash equivalents......  $   305   $ 2,681   $    27
                                                            =======   =======   =======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 were $4.7 million.

     For the three years ended December 31, 1997, the dealership generated $4.3 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities increased from a use of funds of $2.2 million to a source of funds of $2.5 million during the three year period. The increase is due primarily to positive net earnings and increased floorplan balances offset by the effect of additions to inventory needed to support expanding sales -- principally in new vehicles at both the Wade Ford Buford and Wade Ford Smyrna locations.

     The change in net cash used in investing activities for the three years ended December 31, 1997 was primarily attributable to capital expenditures for renovations to the Wade Ford Smyrna showroom and service facility as well as purchases of servicing equipment for both Wade Ford dealership sites. In addition, the dealership's rental car fleet was sold resulting in proceeds amounting to $3.9 million in 1995 and 1996.

     The change in net cash related to financing activities was primarily attributable to increases in and repayments of long-term debt. In addition, distributions to former shareholders (consistent with S-Corporation ownership) aggregated $2.2 million for the three years ended December 31, 1997.

  Floorplan Financing

     The Wade Ford dealerships currently obtain floorplan financing for their vehicle inventory primarily through Ford Motor Credit Corporation. As of December 31, 1997, these dealerships had approximately $30.7 million of outstanding floorplan financing. The debt bears interest at the prime rate plus 100 basis points. This interest can be reduced if the dealerships meet certain goals for overall sales volume and retail contracts with Ford Motor Credit. Ford Motor Company provides interest assistance to the dealerships including a specified allowance for a vehicle's in-transit period and an amount that varies by vehicle model.

     Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $1.1 million, $2.4 million and $2.7 million for the years ended December 1995, 1996 and 1997, respectively. Manufacturers' interest assistance, which is recorded as a reduction to interest expense, amounted to $749,000, $2.1 million and $2.5 million for the years ended December 31, 1995, 1996 and 1997, respectively.

  Leases

     The Wade Ford dealerships lease certain office equipment and the facilities comprising their retail and service locations, including leases with related parties, under long-term operating leases and on a month to month basis. Management believes the lease terms approximate those that would be available from third parties. Certain of the leases permit the lessee to cancel the lease by giving notice for periods ranging from 60 to 180 days.

DAY'S CHEVROLET, INC.

  Results of Operations

     Day's Chevrolet consists of a Chevrolet dealerships in Acworth, Georgia, a city located in the suburbs of Atlanta. The dealership has served Acworth and northeast Georgia since 1959. Mr. Calvin Diemer and Mr. Alvin Diemer, who owned Day's Chevrolet prior to the Offering, have worked in the automotive retailing industry for over 20 years and succeeded to the ownership of Day's Chevrolet in a series of transactions ending in 1993. Mr. Calvin Diemer will continue to serve as the Executive Manager of Day's Chevrolet following the Offering.

     The following table sets forth selected financial data and such data as a percentage of total revenues for the Day's Chevrolet dealership for the periods indicated:

                                                                     YEAR ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                    1996                1997
                                                              -----------------   -----------------
                                                              AMOUNT    PERCENT   AMOUNT    PERCENT
                                                              -------   -------   -------   -------
                                                                     (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales.........................................  $27,924     46.9%   $28,806     47.4%
  Used vehicle sales........................................   21,073     35.4     21,781     35.8
  Parts and service sales...................................    9,525     16.0      9,340     15.4
  Other revenues, net.......................................      998      1.7        856      1.4
                                                              -------    -----    -------    -----
                                                               59,520    100.0     60,783    100.0
Cost of sales...............................................   52,746     88.6     54,545     89.7
                                                              -------    -----    -------    -----
Gross profit................................................    6,774     11.4      6,238     10.3
Selling, general and administrative expenses................    5,076      8.5      5,178      8.5
                                                              -------    -----    -------    -----
Income from operations......................................    1,698      2.9      1,060      1.8
Other income and expense:
  Interest expense, net.....................................      123      0.2        100      0.2
  Other income (expense), net...............................        7      0.0          6      0.0
                                                              -------    -----    -------    -----
Income before income taxes..................................    1,582      2.7        966      1.6
Income tax expense..........................................       --       --         --       --
                                                              -------    -----    -------    -----
Net income..................................................  $ 1,582      2.7%   $   966      1.6%
                                                              =======             =======

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues increased by $1.3 million, or 2.1%, from $59.5 million for the year ended December 31, 1996 to $60.8 million for the year ended December 31, 1997. New vehicle sales increased $882,000, or 3.2% from $27.9 million for the year ended December 31, 1996 to $28.8 million for the year ended December 31, 1997. This increase was primarily attributable to higher sales of truck, sport utility and sports car vehicles. Used vehicle sales increased $708,000, or 3.4%, from $21.1 million for the year ended December 31, 1996 to $21.8 million for the year ended December 31, 1997. This increase resulted from an increase in personnel and a continuing emphasis on the wholesale component of used car sales. Parts and service sales decreased $185,000, or 1.9%, from $9.5 million for the year ended December 31, 1996 to $9.3 million for the year ended December 31, 1997. This minor decrease resulted from a decrease in parts sales. Other dealership revenues decreased $142,000, or 14.2%, from $1.0 million for the year ended December 31, 1996 to $856,000 for the year ended December 31, 1997. This decrease is due primarily to a reduction in finance and insurance related income.

     Gross Profit. Gross profit decreased by $536,000, or 7.9%, from $6.8 million for the year ended December 31, 1996 to $6.2 million for the year ended December 31, 1997. This decrease was attributable to increases in costs greater than the dealership's ability to raise its new car prices and a small decrease in the margin realized in the parts and service area.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $102,000, or 2.0%, from $5.1 million for the year ended December 31, 1996 to $5.2 million for the year ended December 31, 1997. This increase was primarily due to increased compensation charges for incentive pay and expanded participation by employees in the dealership's 401(k) plan.

     Interest Expense, net. Interest expense, net decreased $23,000, or 18.7%, from $123,000 for the year ended December 31, 1996 to $100,000 for the year ended December 31, 1997. This decrease was attributable to faster inventory turnover.

  Liquidity and Capital Resources

     The Day's Chevrolet dealership's principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

     The following table sets forth historical selected information from the Day dealership's statements of cash flows for the periods indicated:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
                                                               (IN THOUSANDS)
Net cash provided by (used in) operating activities.........  $ 1,493   $ 2,216
Net cash provided by (used in) investing activities.........     (144)      (21)
Net cash provided by (used in) financing activities.........   (1,241)   (1,825)
                                                              -------   -------
Net increase (decrease) in cash and cash equivalents........  $   108   $   370
                                                              =======   =======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 amounted to $1.3 million.

     For the two years ended December 31, 1997, the Day's Chevrolet dealership generated $3.0 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities increased from $1.5 million in 1996 to $2.2 million in 1997 due principally to the increase in the outstanding balance under the floorplan arrangement offset by a smaller increase in inventory balances.

     The change in net cash used in investing activities for the two years ended December 31, 1997 amounted to an aggregate of $165,000 and was primarily attributable to capital expenditures for a sales and administration facility and certain items of service equipment.

     The change in net cash used in financing activities increased from $1.2 million in 1996 to $1.8 million in 1997 due to an increase in dividend distributions to former shareholders.

  Floorplan Financing

     The Day's Chevrolet dealership currently obtains floorplan financing for its vehicle inventory primarily through GMAC. As of December 31, 1997, the dealership had approximately $9.1 million of outstanding floorplan financing. The debt bears interest at prime plus 100 basis points and can be reduced through a rebate program based on retail financing activity. In addition, the floorplan interest charge is reduced by a manufacturer's support program based on the cost and model of each vehicle purchased from the franchiser. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $614,000, $640,000 and $643,000 for the years ended December 1995, 1996 and 1997, respectively. Manufacturers' interest assistance, which is recorded as a reduction to interest expense, amounted to $558,000, $551,000 and $587,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

       Leases

     In September 1997, the dealership declared a dividend of its land and buildings to its shareholders and executed a lease of such land and buildings from partnerships owned by Messrs. Diemer and Diemer. The lease is for an initial term expiring in February 2008. The lease terms provide for cancellation of the lease by either the lessee or lessor upon 60 days notice.

GRINDSTAFF, INC.

  Results of Operations

     Grindstaff, Inc. consists of Chrysler-Dodge-Plymouth-Jeep, Chevrolet and Kia dealerships located in Elizabethton, Tennessee serving the northeast portion of that state, including the Tri-Cities area, which consists of Bristol, Johnson City, and Kingsport, Tennessee. Prior to the Offering, Grindstaff, Inc. was majority-owned and managed by Mr. Steve Grindstaff and Mr. Wes Hambrick since 1987 and the business and its predecessors have served the east Tennessee market area since the late 1950's. Mr. Hambrick has over 15 years of experience in the automotive retailing industry and will continue to serve as the Executive Manager of Grindstaff, Inc. following the Offering.

     The following table sets forth selected financial data and such data as a percentage of total revenues for the Grindstaff, Inc. dealerships for the periods indicated:

                                                                               YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------------
                                                                    1995                1996                1997
                                                              -----------------   -----------------   -----------------
                                                              AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                                              -------   -------   -------   -------   -------   -------
                                                                               (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales.........................................  $29,499     57.7%   $31,714     57.3%   $34,098     59.2%
  Used vehicle sales........................................  16,974      33.2    18,671      33.7    18,277      31.7
  Parts and service sales...................................   2,868       5.6     3,388       6.2     3,898       6.8
  Other revenues, net.......................................   1,778       3.5     1,552       2.8     1,357       2.3
                                                              -------    -----    -------    -----    -------    -----
                                                              51,119     100.0    55,325     100.0    57,630     100.0
Cost of sales...............................................  44,859      87.8    49,008      88.6    50,055      86.9
                                                              -------    -----    -------    -----    -------    -----
Gross profit................................................   6,260      12.2     6,317      11.4     7,575      13.1
Selling, general and administrative expenses................   5,391      10.5     5,864      10.6     6,972      12.1
                                                              -------    -----    -------    -----    -------    -----
Income from operations......................................     869       1.7       453       0.8       603       1.0
Other income and expense:
  Interest expense, net.....................................     168       0.3       421       0.6       432       0.6
  Other income (expense)....................................     (18)     (0.0)     (509)     (0.9)       55      (0.0)
                                                              -------    -----    -------    -----    -------    -----
Income (loss) before income taxes...........................     683       1.4      (477)     (0.8)      226       0.4
Income tax (expense) benefit................................     (40)     (0.1)       32       0.1       (13)     (0.0)
                                                              -------    -----    -------    -----    -------    -----
Net income (loss)...........................................  $  643       1.3%   $ (445)     (0.8)%  $  213       0.4%
                                                              =======             =======             =======

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues increased by $2.3 million, or 4.2%, from $55.3 million for the year ended December 31, 1996 to $57.6 million for the year ended December 31, 1997. New vehicle sales increased $2.4 million, or 7.5% from $31.7 million for the year ended December 31, 1996 to $34.1 million for the year ended December 31, 1997. This increase was primarily attributable to higher sales at the Grindstaff Chevrolet dealership and the impact of having the Kia dealership for an entire year, and was offset partially by reduced sales of Plymouth and Chrysler products. Used vehicle sales decreased $394,000, or 2.1%, from $18.7 million for the year ended December 31, 1996 to $18.3 million for the year ended December 31, 1997. This decrease resulted from lower wholesale sales of used automobiles. Parts and service sales increased $510,000, or 15.1%, from $3.4 million for the year ended December 31, 1996 to $3.9 million for the year ended December 31, 1997. This increase continued a long-range trend and resulted from increased wholesale sales to local body shops and mechanics as well as strong customer acceptance of the dealership's service capabilities. Other Grindstaff dealership revenues decreased $195,000, or 12.6%, from $1.6 million for the year ended December 31, 1996 to $1.4 million for the year ended December 31, 1997. This decrease resulted from lower finance and insurance income.

     Gross Profit. Gross profit increased by $1.3 million, or 19.9%, from $6.3 million for the year ended December 31, 1996 to $7.6 million for the year ended December 31, 1997. This increase was attributable to higher parts and service sales, which generally has a higher margin and less reliance on wholesale sales of used cars.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.1 million, or 18.9%, from $5.9 million for the year ended December 31, 1996 to $7.0 million for the year ended December 31, 1997. This increase was primarily due to renovations to the used car facility and increased incentive compensation based on gross profit performance.

     Interest Expense, net. Interest expense, net increased $11,000, or 2.6%, from $421,000 for the year ended December 31, 1996 to $432,000 for the year ended December 31, 1997. This increase was attributable to lower average inventory balances and reduced interest income from investments.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues increased by $4.2 million, or 8.2%, from $51.1 million for the year ended December 31, 1995 to $55.3 million for the year ended December 31, 1996. New vehicle sales increased $2.2 million, or 7.5% from $29.5 million for the year ended December 31, 1995 to $31.7 million for the year ended December 31, 1996. This increase was primarily attributable to increased sales of Chevrolet truck and sport utility van products and the addition of the Kia dealership to Grindstaff, Inc. in October 1996. This increase was partially offset by a reduction in unit sales of Chrysler and Plymouth products. Used vehicle sales increased $1.7 million, or 10.0%, from $16.9 million for the year ended December 31, 1995 to $18.7 million for the year ended December 31, 1996. This increase resulted from the opening of a used car facility in Johnson City and added wholesale sales. Parts and service sales increased $520,000, or 18.1%, from $2.9 million for the year ended December 31, 1995 to $3.4 million for the year ended December 31, 1996. This increase resulted from an expanded base of customers and aggressive marketing by Grindstaff, Inc. in this area. Other Grindstaff, Inc. dealership revenues decreased $226,000, or 12.7%, from $1.8 million for the year ended December 31, 1995 to $1.6 million for the year ended December 31, 1996. This decrease was due primarily to reduced finance and insurance commission revenue.

     Gross Profit. Gross profit increased by $57,000, or 0.9%, from $6.3 million for the year ended December 31, 1995 to $6.3 million for the year ended December 31, 1996. Gross profit as a percent of sales decreased from 12.2% in 1995 to 11.4% in 1996. This was attributable to increased wholesale sales of used vehicles, reduction in finance and insurance revenues and soft demand for Chrysler new vehicle sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $473,000, or 8.8%, from $5.4 million for the year ended December 31, 1995 to $5.9 million for the year ended December 31, 1996. This increase was primarily due to higher facility rent charges and increased personnel costs associated with personnel additions.

     Interest Expense, net. Interest expense, net increased $253,000, or 150%, from $168,000 for the year ended December 31, 1995 to $421,000 for the year ended December 31, 1996. This increase was attributable to lower inventory turnover and the addition of the Kia dealership, which did not offer a manufacturers' support program.

  Liquidity and Capital Resources

     The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. Grindstaff Inc.'s principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

     The following table sets forth historical selected information from the Grindstaff dealerships' statements of cash flows for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1995    1996     1997
                                                              ------   -----   -------
                                                                   (IN THOUSANDS)
Net cash provided by (used in) operating activities.........  $2,021   $(142)  $  (944)
Net cash provided by (used in) investing activities.........    (390)   (116)     (158)
Net cash provided by (used in) financing activities.........    (124)   (297)      (38)
                                                              ------   -----   -------
Net increase (decrease) in cash and cash equivalents........  $1,507   $(555)  $(1,140)
                                                              ======   =====   =======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 amounted to $293,000.

     For the three years ended December 31, 1997, the Grindstaff dealerships generated $1.1 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities declined from $2.0 million in 1995 to $(944,000) in 1997. This decline is due primarily to the reduction in net income during that period and smaller balances outstanding under the floorplan, offset partially by reduced inventory levels.

     The change in net cash used in investing activities for the three years ended December 31, 1997 was primarily attributable to capital additions to the management information system and certain items of service equipment.

     The change in net cash related to financing activities was primarily attributable to principal payments on long-term debt obligations and transactions in the dealership's capital stock.

  Floorplan Financing

     Grindstaff Inc. currently obtains floorplan financing for its dealerships' vehicle inventories primarily through GMAC and Chrysler Financial Corporation. As of December 31, 1997, the dealership had approximately $8.9 million of outstanding floorplan financing. The debt bears interest at rates ranging from 9.0% to 9.5% that are subject to reduction if the dealership meets certain incentive benchmarks for retail financing contracts. In addition, the dealerships receive manufacturers' interest support which varies by vehicle model.

     Interest expense on floorplan notes payable, before manufacturers' interest assistance, totaled approximately $892,000, $1.0 million and $937,000 for the years ended December 1995, 1996 and 1997, respectively. Manufacturers' interest assistance, which is recorded as a reduction to interest expense, amounted to $592,000, $483,000 and $486,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

  Leases

     The dealership leases its primary operating facilities under operating leases which require the dealership to pay for maintenance, ad valorem taxes and insurance. The leases do not contain cancellation or renewal options. Management believes the rates and terms of all such leases are comparable to those that would be available on an arm's-length basis. Certain items of equipment used in the operations of Grindstaff, Inc.'s dealerships are leased under a master operating lease arrangement and contain renewal and fair value purchase options.

ROBERTSON OLDSMOBILE-CADILLAC, INC.

  Results of Operations

     Robertson Oldsmobile-Cadillac, Inc. consists of four automotive dealerships located in Gainesville, Georgia, a suburban city north of Atlanta. The dealerships include Cadillac, Oldsmobile, Isuzu and Mazda, and the dealership and its predecessors have served the Gainesville and north Georgia markets continuously for more than five decades. Prior to the Offering, Mr. Moss Robertson, who has over 20 years of experience in the automotive retailing industry, had owned and managed this dealership group since 1982. Mr. Robertson will remain as the Executive Manager of ROC subsequent to the Offering.

     The following table sets forth selected financial data and such data as a percentage of total revenues for ROC dealership for the periods indicated:

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                    1996                 1997
                                                              -----------------    -----------------
                                                              AMOUNT    PERCENT    AMOUNT    PERCENT
                                                              -------   -------    -------   -------
                                                                      (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales.........................................  $11,339     52.8%    $12,145     51.8%
  Used vehicle sales........................................   7,443      34.6      8,114      34.6
  Parts and service sales...................................   2,500      11.6      2,778      11.9
  Other revenues, net.......................................     216       1.0        387       1.7
                                                              -------    -----     -------    -----
                                                              21,498     100.0     23,424     100.0
Cost of sales...............................................  18,447      85.8     20,449      87.3
                                                              -------    -----     -------    -----
Gross profit................................................   3,051      14.2      2,975      12.7
Selling, general and administrative expenses................   2,196      10.2      1,957       8.4
                                                              -------    -----     -------    -----
Income from operations......................................     855       4.0      1,018       4.3
Other income and expense:
  Interest income, net......................................     107       0.5        108       0.5
  Other income (expense), net...............................       3       0.0         (4)     (0.0)
                                                              -------    -----     -------    -----
Income before income taxes..................................     965       4.5      1,122       4.8
Income tax expense..........................................      --        --         --        --
                                                              -------    -----     -------    -----
Net income..................................................  $  965       4.5%    $1,122       4.8%
                                                              =======              =======

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues increased by $1.9 million, or 9.0%, from $21.5 million for the year ended December 31, 1996 to $23.4 million for the year ended December 31, 1997. New vehicle sales increased $806,000, or 7.1% from $11.3 million for the year ended December 31, 1996 to $12.1 million for the year ended December 31, 1997. This increase was primarily attributable to higher sales of Cadillac products, whose unit sales increased by over 35%. This increase was partially offset by lower sales of Mazda and Isuzu products. Used vehicle sales increased $671,000, or 9.0%, from $7.4 million for the year ended December 31, 1996 to $8.1 million for the year ended December 31, 1997. This increase resulted from additional investments in space and personnel. Parts and service sales increased $278,000, or 11.1%, from $2.5 million for the year ended December 31, 1996 to $2.8 million for the year ended December 31, 1997. This increase resulted from the overall increase in unit sales coupled with a marketing emphasis on Cadillac service in the north Georgia area. Other dealership revenues increased $171,000, or 79.2%, from $216,000 for the year ended December 31, 1996 to $387,000 for the year ended December 31, 1997. This increase was due primarily to higher finance and insurance related income.

     Gross Profit. Gross profit decreased by $76,000, or 2.5%, from $3.1 million for the year ended December 31, 1996 to $3.0 million for the year ended December 31, 1997. This minor decrease was attributable to the changing mix among new retail sales and a strategic decision to expand the array of used vehicles held for sale.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $239,000, or 10.9%, from $2.2 million for the year ended December 31, 1996 to $2.0 million for the year ended December 31, 1997. This decrease was primarily due to a realignment of incentive pay plans and the availability of a more attractive co-op advertising program with General Motors.

     Interest Income, net. Interest income, net increased $1,000, or 0.9%, from $107,000 for the year ended December 31, 1996 to $108,000 for the year ended December 31, 1997. This increase was attributable to higher returns on invested cash and cash equivalents.

  Liquidity and Capital Resources

     The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. ROC's principal sources of liquidity are cash on hand, cash from operations and floorplan financing.

     The following table sets forth historical selected information from ROC's statements of cash flows for the periods indicated:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              ------    -------
                                                               (IN THOUSANDS)
Net cash provided by (used in) operating activities.........  $1,232    $ 1,060
Net cash provided by (used in) investing activities.........     (48)       (30)
Net cash provided by (used in) financing activities.........    (430)    (1,416)
                                                              ------    -------
Net increase (decrease) in cash and cash equivalents........  $  754    $  (386)
                                                              ======    =======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 were $2.2 million.

     For the two years ended December 31, 1997, the ROC dealerships generated $2.2 million in cash flow from net income plus depreciation and amortization. Net cash flow from operating activities decreased from 1996 to 1997 by $173,000. This decrease is due primarily to higher inventory levels offset in part by higher earnings.

     The change in net cash used in investing activities for the two years ended December 31, 1997 was primarily attributable to capital expenditures for service equipment, expanded used vehicle facilities and renovations to the principal showroom facility.

     The change in net cash related to financing activities was primarily attributable to fluctuations in the outstanding balances under the floorplan arrangement (which mirror the investment in inventory levels) as well as amounts paid out as dividends consistent with S-Corporation ownership.

  Floorplan Financing

     The ROC dealership currently obtains floorplan financing for vehicle inventory primarily through GMAC. As of December 31, 1997, ROC had approximately $2.4 million of outstanding floorplan financing. The debt bears interest at a rate calculated using a formula based on the prime rate (ranging from 8.25% to 8.5% at December 31, 1997) and is subject to a rebate based on annual amounts of principal outstanding. Interest expense on floorplan notes payable, before manufacturer interest assistance, totaled approximately $336,000, $199,000 and $261,000 for the years ended December 1995, 1996 and 1997, respectively. Manufacturers' interest assistance, which is recorded as a reduction to interest expense, amounted to $219,000, $155,000 and $194,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Leases

     The ROC dealership leases its land and real estate facilities under a long-term operating lease from Mr. Robertson at rates and terms which were negotiated at arm's-length and management believes approximate those that would result from negotiations with an unrelated third party. The lease expires in March 2005, contains renewal options and is non-cancelable.

SOUTH FINANCIAL CORPORATION

  Results of Operations

     South Financial is engaged in the purchase and servicing of installment contract receivables from selected automotive dealers in three southeastern states. The receivables are collateralized by security interests in the financed automobiles and are due from individuals who are generally considered sub-prime credit risks. South Financial's loan portfolio contains loans which were made both with recourse to the originating dealership (30%) and without recourse (70%) and have terms not exceeding 48 months. The business was founded in

1989 and was sold to the Company in January 1998. Mr. Glynn Wimberly, who has 24 years of relevant experience in this industry, serves as the chief executive officer of South Financial.

     Revenues are realized for interest income, fees, loan discount income and credit life insurance commissions. Operating funds are obtained under a revolving credit agreement with a commercial lender.

     The following table sets forth selected financial data and such data as a percentage of total revenues for South Financial for the periods indicated:

                                                                               YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------------
                                                                    1995                1996                1997
                                                              -----------------   -----------------   -----------------
                                                              AMOUNT    PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT
                                                              -------   -------   -------   -------   -------   -------
                                                                               (DOLLARS IN THOUSANDS)
Revenues:
  New vehicle sales.........................................  $   --        --%   $   --        --%   $    --       --%
  Used vehicle sales........................................      --        --        --        --         --       --
  Parts and service sales...................................      --        --        --        --         --       --
  Other revenues, net.......................................   3,187     100.0     5,723     100.0      4,743    100.0
                                                              ------     -----    ------     -----    -------    -----
                                                               3,187     100.0     5,723     100.0      4,743    100.0
Cost of sales...............................................      --        --        --        --         --       --
                                                              ------     -----    ------     -----    -------    -----
Gross profit................................................   3,187     100.0     5,723     100.0      4,743    100.0
Selling, general and administrative expenses................   1,780      55.9     3,566      62.3      3,704     78.1
                                                              ------     -----    ------     -----    -------    -----
Income from operations......................................   1,407      44.1     2,157      37.7      1,039     21.9
Other income and expense:
  Interest expense..........................................     978      30.7     1,416      24.7      1,420     29.9
  Other income (expense)....................................      --        --        --        --         --       --
                                                              ------     -----    ------     -----    -------    -----
Income (loss) before income taxes...........................     429      13.5       741      12.9       (381)    (8.0)
Income tax (expense) benefit................................    (150)     (4.7)     (307)     (5.4)       139      2.9
                                                              ------     -----    ------     -----    -------    -----
Net income (loss)...........................................  $  279       8.8%   $  434       7.6%   $  (242)    (5.1)%
                                                              ======              ======              =======

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenues. Total revenues decreased by $1.0 million, or 17.1%, from $5.7 million for the year ended December 31, 1996 to $4.7 million for the year ended December 31, 1997. This decrease was primarily attributable to the introduction of a dealer program in February 1997 involving smaller advance rates and the elimination of recourse obligation by the dealers. This program resulted in a 22% decline in the outstanding loan balance and a smaller average loan balance (from $5,606 at December 31, 1996 to $5,230 at December 31, 1997) and an approximate 4% drop in the number of contracts being serviced (from 4,100 at December 31, 1996 to 3,940 at December 31, 1997).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $138,000, or 3.9%, from $3.6 million for the year ended December 31, 1996 to $3.7 million for the year ended December 31, 1997. This increase was primarily due to a provision for credit losses in 1997 stemming from the elimination of recourse liability from dealers from whom the contracts were purchased offset in part by savings generated by office and personnel realignments.

     Interest Expense. Interest expense increased by a nominal amount, or 0.3%, from $1.4 million for the year ended December 31, 1996 to $1.4 million for the year ended December 31, 1997. This minor increase reflects the consistent level of borrowing outstanding under the revolving credit agreement.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenues. Total revenues increased by $2.5 million, or 79.6%, from $3.2 million for the year ended December 31, 1995 to $5.7 million for the year ended December 31, 1996. This increase was primarily attributable to the expansion of the business into new markets (North Carolina and Tennessee) made possible by obtaining the revolving credit facility in June 1994, and the increase in borrowings available under the facility in August 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.8 million, or 100.3%, from $1.8 million or the year ended December 31, 1995 to $3.6 million for the year ended December 31, 1996. This increase was primarily due to added field offices, establishing a centralized underwriting function and additional rent charges associated with an expanded data and accounting system.

     Interest Expense. Interest expense increased $438,000, or 44.8%, from $1.0 million for the year ended December 31, 1995 to $1.4 million for the year ended December 31, 1996. This increase was attributable to an increase in the principal amount outstanding under the revolving credit agreement from $8.2 million at December 31, 1995 to $11.6 million at December 31, 1996.

  Liquidity and Capital Resources

     The Company considers liquidity to be its ability to meet its long- and short-term cash requirements. South Financial's principal sources of liquidity are cash on hand, cash from operations and a revolving credit facility with General Electric Credit Corporation. The revolving credit facility has a maximum borrowing capacity of $15 million with advances permitted under formulas based on percentages of eligible collateral.

     The following table sets forth historical selected information from South Financial's statements of cash flows for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                            ---------------------------
                                                             1995      1996      1997
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Net cash provided by (used in) operating activities.......  $ 1,909   $ 1,155   $(1,785)
Net cash provided by (used in) investing activities.......   (7,819)   (4,858)    2,353
Net cash provided by (used in) financing activities.......    5,955     3,643      (508)
                                                            -------   -------   -------
Net increase (decrease) in cash and cash equivalents......  $    45   $   (60)  $    60
                                                            =======   =======   =======

  Cash Flows

     Total cash and cash equivalents at December 31, 1997 amounted to $64,000. Unused availability at that date under the revolving credit facility amounted to $780,000.

     For the three years ended December 31, 1997, the South Financial generated $1.9 million in cash flow from net income plus depreciation and provision for credit losses. Net cash flow from operating activities declined during this three-year period from $1.9 million in 1995 to ($1.8 million) in 1997. The decline is due primarily to the decrease in net earnings and the reduction in the amount owed to dealers for contractual obligations. The amount owed dealers for contractual obligations decreased due to the introduction of dealer programs that do not have a recourse obligation.

     The change in net cash used in investing activities for the three years ended December 31, 1997 aggregated $10.3 million and ranged from a use of cash of $7.8 million in 1995 to a source of cash amounting to $2.4 million in 1997. The primary factors affecting this area are disbursements to vehicle dealerships for originating contracts and principal payments received from borrowers. The 1997 dealer programs have resulted in a smaller average disbursement per loan generated. Disbursements for capital expenditures have been minor.

     The change in net cash related to financing activities was primarily attributable to activity under the revolving credit facility. The aggregate amount advanced under the facility for the three years ended December 31, 1997 amounted to $8.6 million and ranged from a net borrowing of $5.3 million in 1995 to a net repayment of $185,000 in 1997.

  Credit Losses

     South Financial maintains a reserve for potential credit losses ($2.0 million at December 31, 1997, or 20.7% of the outstanding principal balance as of that date) based on pertinent factors including past experience, underlying collateral, recourse provisions and economic conditions. South Financial staff members and agents follow up on delinquent accounts with appropriate actions including correspondence and repossession of the applicable collateral. South Financial charges potential credit losses back to the originating used auto dealership if the contracts were purchased on a recourse basis and sells repossessed collateral at auction. Proceeds from the sale of collateral are credited to the loss reserve.

  Leases

     South Financial leases its operating facilities and equipment under various operating leases, including leases with related parties. Certain of the leases may be renewed at the option of the lessee. All of South Financial's leases were negotiated at arm's-length, and the Company's management believes that the terms and conditions of all of South Financial's leases are comparable to those that result from negotiations with unrelated third parties.

CYCLICALITY

     The Company's operations, like the automotive retailing industry in general, can be affected by a number of factors relating to general economic conditions, including consumer business cycles, consumer confidence, economic conditions, availability of consumer credit and interest rates. Although the above factors, among others, can impact the Company's business, the Company believes the impact of cyclicality on its operations will be mitigated as the Company continues to expand its product offerings, its geographic diversity and the number of its vehicle brands.

EFFECTS OF INFLATION

     Due to the relatively low levels of inflation in 1995, 1996 and 1997 and the first three months of 1998, inflation did not have a significant effect on the Company's results of operations for those periods.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This Statement specifies the computation, presentation and disclosure requirements for earnings per share. The Company believes that the adoption of such Statement would not result in earnings per share materially different from pro forma earnings per share presented in the accompanying statements of income.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This standard establishes standards of reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This Statement will be effective for the Company's fiscal year ending June 30, 1998, and the Company does not intend to adopt this statement prior to said effective date.

                                    BUSINESS

OVERVIEW

     Sunbelt is one of the leading retailers of new and used vehicles in the southeastern United States. The Company operates a total of 27 dealership franchises in Georgia, North Carolina and Tennessee and four collision repair centers in metropolitan Atlanta, Georgia. Sunbelt sells 20 domestic and foreign brands of automobiles, which consist of Buick, Cadillac, Chevrolet, Chrysler, Dodge, Ford, GMC, Honda, Hummer, Isuzu, Jeep, Kia, Mazda, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac and Toyota. The Company believes that in 1997, based on pro forma retail new vehicle unit sales, it would have been one of the 15 largest franchised automotive dealer groups out of a total of more than 15,000 franchised automotive dealer groups in the United States. The Company intends to further diversify its product and service offerings by including more brands of vehicles and by offering related finance and insurance, replacement parts, collision repair, and other products and services that are complementary to its core automotive retailing operations. The Company's strategy is: (i) to become the leading operator of automotive dealerships in small and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets; and (ii) to expand its collision center and other complementary business operations.

     The Company's executive management team has extensive experience in the automotive retailing industry and the operation of automobile dealerships in the southeastern United States. On average, the Company's executive officers have over 15 years of direct industry experience. Between 1992 and 1997, the Company's dealerships have won many awards from various manufacturers measuring quality and customer satisfaction. These awards include: the Five Star Award from Chrysler, which is given to the top 25% of Chrysler dealers in the nation; the NACE (North American Customer Excellence) Award, Ford Motor Company's highest overall award for customer service; the Top 100 Club, which is awarded to Ford's top 100 retailers or 2% of Ford dealers in the nation based on retail volume and consumer satisfaction; the Cadillac Master Dealer award, a status achieved by 1% of Cadillac dealers nationwide; the Oldsmobile Elite Award, which is given by Oldsmobile Motor Division to the top 10% of Oldsmobile dealers in the nation; and the President's Circle Award for performance, which is given by Nissan Motor Corporation to the top 10% of Nissan dealers in the nation.

INDUSTRY OVERVIEW

     The automotive retailing industry, with aggregate revenues of approximately $491.1 billion in 1996 for franchised dealers alone, is the largest retail market in the United States. Aggregate revenues for the southeastern United States, which is the Company's primary area of operations and is comprised of the states of Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee equalled approximately $89.8 billion through franchised dealers in 1996 and accounted for approximately 18% of total franchised dealer revenues in the United States. Nationally, between 1990 and 1996, the industry has experienced growth in total revenues, total gross profits and income before taxes. From 1990 to 1996, for franchised dealers alone, total revenues increased 53.5% from $320.0 billion in 1990 to $491.1 billion in 1996, total gross profits increased 33.3% from $46.9 billion in 1990 to $62.5 billion in 1996, and income before taxes increased 131.3% from $3.2 billion in 1990 to $7.4 billion in 1996.

     The industry has been experiencing a consolidation trend which has seen the number of franchised dealerships in the United States decline from approximately 36,000 in 1960 to 22,750 in 1996. Despite the trend toward consolidation in the industry, fragmentation is still a defining characteristic of the industry, with the largest 100 franchised dealership groups generating less than 10% of 1996 total franchised dealership revenue and controlling less than 5% of all franchised automotive dealerships in 1996. The Company expects several economic and industry factors to lead to further consolidation of the automotive retailing industry, including the increasing capital requirements necessary to operate an automotive dealership, the management succession planning concerns of many current dealers and the desire of manufacturers to strengthen their dealer networks through consolidation.

BUSINESS STRATEGY

     Sunbelt intends to establish itself as the leading operator of automotive dealerships in small and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets. The Company believes that its diverse portfolio of brands and dealerships in several of these markets and its experienced management teams give it a competitive advantage in achieving this goal.

  Operating Strategy

     The Company's operating strategy is based on the following key elements:

     - Offer a Diverse Range of Automotive Products and Services. The Company offers a diverse range of automotive products and services, including a wide selection of new and used vehicles, vehicle financing and insurance programs, replacement parts, and maintenance and repair programs. The Company believes that its brand and product diversity enables the Company to satisfy a variety of customers, reduces dependence on any one manufacturer and reduces exposure to supply problems and product cycles. The Company believes that its variety of complementary products and services will allow the Company to generate incremental revenue that will result in higher profitability and less cyclicality for the Company than if it was solely dependent on automobile sales.

     - Institute Divisional Organization by Manufacturer. The Company has instituted a corporate organizational form which the Company believes differentiates it from most other automotive retailing companies. The Company's corporate structure organizes its dealerships and dealership groups by manufacturer, so that all dealerships which carry a particular manufacturer's brands are grouped together in a single division. Each division, in turn, is headed by a member of corporate management who has extensive working experience with the applicable manufacturer. The Company believes that organizing its dealerships by manufacturer and having each division headed by a senior manager who is experienced with that particular manufacturer -- and has established and maintained long-standing business relationships with the regional and corporate managers of that manufacturer -- will yield numerous benefits to the Company. For example, the Company's relationships with each manufacturer will be enhanced; management training within each division will be more efficient and consistent; and managers within each division will benefit from a shared experience base. The Company believes that these benefits will provide a competitive advantage to the Company.

     - Decentralize Marketing Strategies; Achieve High Levels of Customer Satisfaction; Utilize Incentive-Based Compensation Programs. The Company believes that many customers purchase automotive vehicles based on an established long-term business relationship with a particular dealership. Therefore, the Company intends to empower its experienced local management -- who have a better in-depth knowledge of local customer needs and preferences -- to establish marketing, advertising and other policies that foster these long-term relationships and result in superior customer service. The Company's strategy emphasizes the retention of the local management of acquired dealerships, which the Company believes will help make it an attractive acquiror of other dealerships. The Company also intends to create incentives for entrepreneurial management teams at the dealer level through the use of stock options and other programs in order to align local management's interests with those of the Company's shareholders. In order to keep local management focused on customer satisfaction, the Company also intends to include certain CSI results as a component of its incentive compensation program. The Company believes that this is important because some manufacturers offer specific performance incentives, on a per vehicle basis, if certain CSI levels (which vary by manufacturer) are achieved by a dealer.

     - Centralize Administrative Functions. The Company believes that consolidation of certain dealership functions and requirements will result in significant cost savings. The Company intends to consolidate the floorplan financing of all of its dealerships, which the Company anticipates will result in a reduced interest rate on such financing. The Company is also negotiating a consolidated revolving credit facility that it anticipates will result in a reduced interest rate on such facility. Furthermore, the Company expects that significant cost savings will be achieved through the consolidation of administrative functions such as risk management, employee benefits and employee training.

  Growth Strategy

     The Company plans to continue to grow its business using a strategy comprised of the following principal elements:

     - Acquire Dealerships. The Company's goal is to become the leading operator of automotive dealerships in small and medium-sized markets in the southeastern United States through acquisitions of additional dealerships in these markets. The Company plans to pursue acquisitions in markets where it does not currently own dealerships, as well as in areas which are contiguous to its existing dealership markets. The Company intends to focus on acquiring both dealer groups with multiple franchises in a given market area and dealers with a single franchise which possess significant market shares. Generally, the Company will seek to retain the acquired dealerships' operational and financial management, and thereby benefit from their market knowledge, name recognition and local reputation.

     - Expand Complementary Products and Services. The Company intends to pursue opportunities that it expects will result in additional revenue and higher profitability through the sale of products and services which complement its dealership operations. Examples of such opportunities include the following:

           Collision Repair Centers. The Company owns four collision repair facilities operated under the name Collision Centers USA, which serve the Jonesboro, Duluth, Stockbridge and Marietta, Georgia markets. The Company expects to expand this business by increasing volumes at these four centers, developing new centers and acquiring new existing centers. The Company's collision repair business provides higher margins than its core automotive retailing operations and is generally not significantly affected by economic cycles or consumer spending habits.

           Finance and Insurance. The Company offers its customers a wide range of financing and leasing alternatives for the purchase of vehicles, as well as credit life, accident and health and disability insurance and extended service contracts. The Company has entered into an agreement with a leading insurance carrier to share in certain revenues generated by the sale of extended warranty contracts. In addition, in January 1998, the Company acquired South Financial, which has been primarily engaged in the sub-prime automotive lending business for the past eight years. The Company expects its dealer network to provide additional loan business opportunities to South Financial.

DEALERSHIP OPERATIONS

     The Company has established a management structure that promotes and rewards entrepreneurial spirit, individual pride and responsibility and the achievement of team goals. Each dealership's general manager is ultimately responsible for the operation, personnel and financial performance of the dealership. The general manager ("Executive Manager") is typically complemented with a management team consisting of a new vehicle sales manager, used vehicle sales manager, service and parts manager and finance manager. Each dealership is operated as a distinct profit center in which the Executive Manager is given a high degree of operating autonomy. A controller who is dedicated to each dealership provides financial oversight and control. The Company believes that the Executive Manager and the other members of the dealership management team, who in many cases are long-time members of their local communities, are best able to judge how to conduct day-to-day operations based on the team's experience in and familiarity with its local market.

     The Vice Presidents of each manufacturer Division of the Company (the "Division VP"), who report to the Company's Chief Operating Officer, support and oversee the Executive Managers. All Executive Managers will report to the Company's Division VP on a regular basis and prepare a comprehensive monthly financial and operating statement of their dealership. In addition, the Division VPs will meet on a monthly basis with their Executive Managers to address changing customer preferences and operational concerns and to share best practices.

NEW VEHICLE SALES

     The Company sells 20 domestic and foreign brands of economy, family, sports and luxury cars and light trucks and sport utility vehicles. The Company intends to pursue an acquisition strategy that will continue to enhance its brand diversity. The following table sets forth for the year ended June 30, 1997 and the six months ended December 31, 1997, certain pro forma combined information relating to the brands of new vehicles sold by the Company:

NEW VEHICLE SALES BY MANUFACTURER
---------------------------------------------------------------------------------------------
                                                     YEAR ENDED           SIX MONTHS ENDED
                                                    JUNE 30, 1997         DECEMBER 31, 1997
                                                ---------------------   ---------------------
MANUFACTURER                                     SALES     % OF SALES    SALES     % OF SALES
------------                                    --------   ----------   --------   ----------
                                                           (DOLLARS IN THOUSANDS)
Ford(1).......................................  $201,508      48.0%     $102,118      48.4%
General Motors(2).............................    97,973      23.3        49,743      23.6
Nissan........................................    44,261      10.5        21,111      10.0
Toyota........................................    17,473       4.2         8,429       4.0
Mitsubishi....................................    11,013       2.6         5,271       2.5
Mazda.........................................    10,469       2.5         5,251       2.5
Isuzu.........................................     9,434       2.2         4,869       2.3
Chrysler/Dodge/Plymouth.......................     8,717       2.1         4,249       2.0
Kia...........................................     7,040       1.7         3,431       1.6
Honda.........................................     6,105       1.5         2,912       1.4
Jeep/Eagle....................................     3,353       0.8         1,634       0.8
Hummer........................................     2,673       0.6         1,859       0.9
                                                --------     -----      --------     -----
                                                $420,019     100.0%     $210,877     100.0%
                                                ========     =====      ========     =====

---------------

(1) Ford includes both the Ford division and the Mercury division.
(2) General Motors includes the divisions of Buick, Cadillac, Chevrolet, GMC, Oldsmobile and Pontiac.

     The Company's new vehicle sales include traditional new vehicle retail sales and retail lease transactions which are arranged by the Company. New vehicle leases generally have short terms, which bring the consumers back to the market sooner than if the vehicles were purchased. In addition, leases can provide the Company with a steady source of late-model, off-lease vehicles for its used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, which allows the Company to provide repair service to the lessee throughout the lease term.

     The Company seeks to provide customer-oriented service designed to establish lasting relationships that will result in repeat and referral business. For example, the Company's dealerships strive to: (i) employ more efficient selling approaches; (ii) utilize computer technology that decreases the time necessary to purchase a vehicle; (iii) engage in extensive follow-up after a sale in order to develop long-term relationships with customers; and
(iv) train their sales staffs to be able to meet the needs of the customers. The Company continually evaluates ways to improve the buying experience for its customers and believes that its ability to share best practices among its dealerships gives it an advantage over smaller dealership group.

     The Company acquires substantially all its new vehicle inventory from manufacturers. Manufacturers allocate a limited inventory among their dealers based on sales volume and input from dealers. The Company finances its inventory purchases through revolving credit arrangements known in the industry as floorplan facilities.

     The following table presents combined pro forma information with respect to the Company's new vehicle sales for the years ended June 30, 1995, 1996 and 1997, and the six months ended December 31, 1996 and 1997, respectively.

                                                                               SIX MONTHS
                                            YEAR ENDED JUNE 30,            ENDED DECEMBER 31,
New Vehicle Data                      --------------------------------    --------------------
                                        1995        1996        1997        1996        1997
                                      --------    --------    --------    --------    --------
                                                       (DOLLARS IN THOUSANDS)
Retail unit sales...................    19,493      21,694      20,499       9,875       9,720
Retail sales........................  $357,221    $403,877    $420,019    $201,445    $210,877
Gross profit........................  $ 18,763    $ 19,880    $ 21,017    $ 10,843    $ 11,137
Gross margin........................       5.3%        4.9%        5.0%        5.4%        5.3%
Average gross profit per retail unit
  sold..............................  $    963    $    916    $  1,025    $  1,098    $  1,146

USED VEHICLE SALES

     The Company sells used vehicles at each of its dealerships. Consumer demand for used vehicles has increased as prices of new vehicles have risen and as more high quality used vehicles have become available. Furthermore, used vehicles typically generate higher gross margins than new vehicles because of their limited comparability and the somewhat subjective nature of their valuation. The Company intends to continue growing its used vehicle sales operations by maintaining a high quality inventory, providing competitive prices and extended service contracts for its used vehicles and continuing to promote used vehicle sales.

     Profits from sales of used vehicles are dependent primarily on the ability of the Company's dealerships to obtain a high quality supply of used vehicles and effectively manage that inventory. The Company's new vehicle operations provide the Company's used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which are the best sources of high quality used vehicles. The Company supplements its used vehicle inventory with used vehicles purchased at auctions.

     The Company generally maintains a 60- to 90-day supply of used vehicles and disposes of used vehicles that the Company does not retail to customers by selling them at auctions or offering them to wholesalers. Trade-ins may be transferred among dealerships to provide balanced inventories of used vehicles at each of the Company's dealerships. The Company believes that acquisitions of additional dealerships will expand its internal market for transfers of used vehicles among its dealerships and increase the ability of each of the Company's dealerships to offer the same brand of used vehicles as it sells new and to maintain a balanced inventory of used vehicles. The Company intends to develop integrated computer inventory systems that will allow it to coordinate vehicle transfers among its dealerships.

     The Company believes that dealership strengths in offering used vehicles include: (i) access to trade-ins on new vehicle purchases, which are typically lower mileage and higher quality relative to trade-ins on used car purchases,
(ii) access to late-model, low mileage off-lease vehicles, and (iii) the availability of manufacturer certification and extended manufacturer warranties for the Company's higher quality used vehicles. This supply of high quality trade-ins and off-lease vehicles reduces the Company's dependence on auction vehicles, which are typically a higher cost source of used vehicles.

     The following table represents pro forma information with respect to the Company's used vehicle sales for the years ended June 30, 1995, 1996 and 1997, and the six months ended December 31, 1996 and 1997, respectively:

                                                                                SIX MONTHS
                                              YEAR ENDED JUNE 30,           ENDED DECEMBER 31,
Used Vehicle Data                       --------------------------------    ------------------
                                          1995        1996        1997       1996       1997
                                        --------    --------    --------    -------    -------
                                                        (DOLLARS IN THOUSANDS)
Retail unit sales.....................     9,073      10,205       9,913      4,931      5,040
Retail sales..........................  $100,563    $122,464    $120,534    $59,299    $61,749
Gross profit..........................  $  8,858    $ 11,281    $ 11,635    $ 5,426    $ 5,429
Gross margin..........................       8.8%        9.2%        9.7%       9.2%       8.8%
Average gross profit per retail unit
  sold................................  $    976    $  1,105    $  1,174    $ 1,100    $ 1,077
Wholesale unit sales..................     8,033       8,665       9,442      4,533      4,003
Wholesale sales.......................  $ 42,238    $ 44,512    $ 57,391    $26,953    $22,622
Gross profit..........................  $  1,638    $  1,057    $  1,554    $   528    $   672
Gross margin..........................       3.9%        2.4%        2.7%       2.0%       3.0%

PARTS AND SERVICE SALES

     The Company provides parts and service at each of its dealerships primarily for the vehicle makes sold by its dealerships. The Company provides maintenance and repair services at each of its dealerships and collision repair centers. The Company performs both warranty and customer-paid service work.

     Historically, the automotive repair industry has been highly fragmented. However, the Company believes that the increased use of advanced technology in vehicles has made it more difficult for independent repair shops to retain the expertise to perform major or technical repairs. Additionally, manufacturers permit warranty work to be performed only at dealerships. Hence, unlike independent service stations, or independent and superstore used car dealerships with service operations, the Company's dealerships are qualified to perform work covered by manufacturer warranties. Given the increasing technological complexity of motor vehicles and the trend toward extended manufacturer and dealer warranty periods for new vehicles, the Company believes that an increasing percentage of repair work will be performed at dealerships.

     The Company seeks to retain each purchaser of a vehicle as a customer of the Company's service and parts departments. The Company's dealerships have systems in place that track their customers' maintenance records and notify owners of vehicles purchased at the dealerships when their vehicles are due for periodic services. The Company regards its service and repair activities as an integral part of its overall approach to customer service, providing an opportunity to foster ongoing relationships with the Company's customers and deepen customer loyalty.

     The dealerships' parts departments support their respective sales and service divisions. Each of the Company's dealerships sells factory-approved parts for vehicle makes and models sold by that dealership. These parts are either used in repairs made by the dealerships or sold at retail to its customers or at wholesale to independent repair shops and/or other franchised dealerships. Currently, each of the Company's dealerships employs its own parts manager and independently controls its parts inventory and sales.

     The following table sets forth information regarding the Company's parts and service sales for the years ended June 30, 1995, 1996 and 1997, and the six months ended December 31, 1996 and 1997, respectively:

                                                                                SIX MONTHS
                                                YEAR ENDED JUNE 30,         ENDED DECEMBER 31,
                                           -----------------------------    ------------------
PARTS AND SERVICE DATA                      1995       1996       1997       1996       1997
----------------------                     -------    -------    -------    -------    -------
                                                         (DOLLARS IN THOUSANDS)
Sales....................................  $53,625    $61,682    $66,602    $32,162    $33,742
Gross profit.............................  $21,310    $26,786    $25,297    $12,491    $13,150
Gross margin.............................     39.7%      43.4%      38.0%      38.8%      39.0%

COLLISION REPAIR

     The Company operates four standalone collision repair centers under the service mark "Collision Centers USA." The Company began operating the first of these centers in September 1996 and acquired three additional centers in November 1997 as part of the Collision Centers USA Acquisition. The Company believes that the primary source of Collision Centers USA's customers will be the automobile insurance companies which award "preferred status" to Collision Centers USA. As of December 31, 1997, 10 insurance companies had awarded such "preferred status" to Collision Centers USA. The Company believes that these insurance companies -- by virtue of the customers they refer to Collision Centers USA -- will be the primary source of the Company's collision repair center business, and that its ongoing relationship with these insurance companies will help ensure a continuous and increasing source of customers for Collision Centers USA. The Company believes that its collision repair business will provide favorable margins and will not be significantly affected by business cycles or consumer preferences. The Company also believes that its development and operation of collision repair centers will provide incremental parts business to its dealerships.

FINANCE AND INSURANCE

     The Company will offer its customers a wide range of financing and leasing alternatives for the purchase of vehicles. In addition, as part of each sale, the Company offers customers credit life, accident and health and disability insurance to cover the financing cost of their vehicles, as well as warranty or extended service contracts. The Company's pro forma revenue from financing, insurance and extended warranty transactions was $24.1 million for the year ended June 30, 1997 and $10.2 million for the six months ended December 31, 1997.

     The Company believes that its customers' ability to obtain financing at its dealerships significantly enhances the Company's ability to sell new and used vehicles. The Company provides a variety of financing and leasing alternatives in order to meet the specific needs of each potential customer. The Company believes its ability to obtain customer-tailored financing on a "same day" basis provides it with an advantage over many of its competitors, particularly smaller competitors which do not generate sufficient volume to attract the diversity of financing sources that are available to the Company. Each dealership will then be able to provide a customer with a broader array of lease payment alternatives and, consequently, appeal to a term buyer who is trying to purchase a vehicle of choice at or below a specific monthly payment.

     In January 1998, the Company acquired a sub-prime automotive finance company, South Financial, a Florida corporation with offices in Florida, Tennessee and North Carolina. The Company expects that its dealership network will provide South Financial with a steady source of loan business opportunities and that South Financial will provide each of the Company's dealerships an ongoing sub-prime financing source.

     The following tables set forth information regarding South Financial's operations:

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Principal balance of outstanding loans......................   $17,141      $14,883
Number of outstanding loans.................................     4,100        3,940
Average portfolio yield.....................................      29.9%        28.1%
Periods of delinquency:
  31 to 60 days.............................................       5.5%         5.6%
  61 to 90 days.............................................       4.3%         3.1%
  91 days or more...........................................       9.8%         8.7%
                                                               -------      -------
Total delinquencies as a percentage of the current principal
  balance of outstanding loans(1)...........................      19.6%        17.4%
                                                               =======      =======

---------------

(1) The portfolio balance in 1996 was on a full recourse basis. Starting in March 1997 all loans were purchased on a non-recourse basis.

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1996         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
Number of loans purchased...................................     3,982        4,122
Principal balance of loans purchased........................   $19,910      $22,671
Average principal balance of loans purchased................   $   5.0      $   5.5

     In addition to its financing activities, the Company offers extended service contracts in connection with the sale of new and used vehicles. Extended service contracts on new vehicles supplement the warranties offered by the vehicle manufacturers, and on used vehicles, such contracts supplement any remaining manufacturer warranty or serve as the primary service contract on the vehicle. The Company has recently entered into an agreement with a leading insurance carrier to share in certain revenues generated by the sale of extended warranty contracts. The Company also offers its customers credit life, health and accident insurance when they finance an automobile purchase, and receives a commission on each policy sold.

SALES AND MARKETING

     The Company's marketing and advertising activities vary among its dealerships and among its markets. The Company advertises primarily through newspapers, radio, television and direct mail and regularly conducts special promotions designed to focus vehicle buyers on its product offerings. The Company intends to continue tailoring its marketing efforts to the relevant marketplace in order to reach the Company's targeted customer base. The Company also employs computer technology to aid salespeople in identifying potential new customers. Under arrangements with each of the manufacturers, the Company receives a subsidy for a portion of its advertising expenses incurred in connection with a manufacturer's vehicles. Because of the Company's leading market presence in certain markets, the Company believes it has been able to realize cost savings on its advertising expenses due to volume discounts and other concessions from media, and the Company expects such cost savings to continue in the future.

RELATIONSHIPS WITH MANUFACTURERS

     Each of the Company's dealerships operates under a separate Franchise Agreement which governs the relationship between the dealership and the manufacturer. In general, each Franchise Agreement specifies the location of the dealership for the sale of vehicles and for the performance of certain approved services in a specified market area. The designation of such areas generally does not guarantee exclusivity within a specified territory. In addition, most manufacturers allocate vehicles on a "turn and earn" basis which rewards high volume. A Franchise Agreement typically requires the dealer to meet specified standards regarding show-rooms, the facilities and equipment for servicing vehicles, inventories, minimum net working capital, personnel training, and other aspects of the business. The Franchise Agreement with each dealership also gives each manufacturer the right to approve the dealership's general manager and any material change in management or ownership of the dealership. Each manufacturer may terminate a Franchise Agreement under certain circumstances, such as a change in control of the dealership without manufacturer approval, the impairment of the reputation or financial condition of the dealership, the death, removal or withdrawal of the dealership's general manager, the conviction of the dealership or the dealership's owner or general manager of certain crimes, a failure to adequately operate the dealership or maintain wholesale financing arrangements, insolvency or bankruptcy of the dealership or a material breach of other provisions of the Franchise Agreement. In connection with the Offering, the Company is amending its Franchise Agreements which would have prohibited the Company from selling its common stock to the public. See "Description of Capital Stock -- Georgia Law, Certain Articles and Bylaw Provisions and Certain Franchise Agreement Provisions."

     Most automobile manufacturers are still developing their policies regarding public ownership of dealerships. The Company believes that these policies will continue to change as more dealership groups sell their stock to the public, and as the established, publicly-owned dealership groups acquire more franchises. To the extent that new or amended manufacturer policies restrict the number of dealerships which may be owned by a dealership group, or the transferability of the Company's common stock, such policies could have a material adverse effect on the Company. See "Risk Factors -- Dependence on Automobile Manufacturers," "Risk Factors -- Manufacturers' Restrictions on the Merger, the Acquisitions and Future Acquisitions," "Risk Factors -- Stock Ownership/Issuance Limits; Limitation on Ability to Issue Additional Equity" and "Risk
Factors -- Anti-Takeover Provisions."

     Ford's present public company policy requires public companies to deliver to Ford all Commission filings made by the public company or third-parties with respect to the public company, including Schedules 13D and 13G. If any such filing shows that (a) any person or entity would acquire 15% or more of the public company's voting securities, (b) any person or entity that owns or controls 15% or more of the Company's voting securities (or other securities convertible into such voting securities) intends or may intend to acquire additional voting securities of the public company, (c) an extraordinary corporate transaction, such as a merger or liquidation, involving the public company or any of its subsidiaries is anticipated, (d) a material asset sale involving the public company or any of its subsidiaries is anticipated, (e) a change in the public company's Board of Directors or management is planned or has occurred, or (f) any other material change in the public company's business or corporate structure is planned or has occurred, then the public company must give Ford notice of such event. If Ford reasonably determines that such an event would have a material adverse effect on its reputation in the marketplace or is otherwise not in its interest, Ford's policy may require the public company to sell or resign from one or more of its Ford franchises. Should the public company or any of its Ford franchisee subsidiaries enter into an agreement to transfer the assets of a Ford franchisee subsidiary to a third party, the right of first refusal described in the Ford Franchise Agreement may apply.

     The following sets forth some additional provisions of Ford's present announced public company policy: (a) each dealership must be owned by a separate company that meets Ford's capitalization guidelines; (b) the day-to-day management control is to be delegated to the General Manager of each dealership, whose appointment is subject to Ford's prior written approval; (c) certain compensation plans must be implemented at each dealership; (d) each dealership must meet reasonable performance criteria; (e) should a dealership fail to maintain for a twelve month period substantially the same level of CSI as the CSI reported for that dealership as of the date of its acquisition, the parent company shall not apply for another Ford authorized dealership until such time as the CSI level is restored to Ford's reasonable satisfaction; (f) the parent company may not acquire more than two Ford and two Lincoln Mercury dealerships within any single twelve month period; (g) unless otherwise agreed by Ford, the parent company shall not apply for a Ford authorized dealership if, once owning such dealership, the parent company would own or control the lesser of (i) 15 Ford and 15 Lincoln Mercury Dealerships or (ii) that number of Ford authorized dealerships with total retail sales in the preceding calendar year of more than 2% of the total Ford and Lincoln Mercury branded vehicles sold at retail in the United States; (h) in no event, however, shall the parent company apply for a Ford authorized dealership in any market area that would result in the parent company owning or controlling more than one

Ford authorized dealership in those market areas having three or less such dealerships or with the parent company owning or controlling more than 25% of the Ford authorized dealerships in market areas have four or more such dealerships; (i) the preceding limitations shall apply separately to Ford and Lincoln Mercury dealerships; (j) should the preceding limits be reached, Ford will consider extending the limitations; and (k) each dealership shall operate as an exclusive fully-dedicated Ford and/or Mercury and/or Lincoln dealership.

     In addition to these general policies, Ford has specifically indicated to the Company that as a condition to Ford's approval of the Offering, the Merger and the Acquisitions, Ford will require the Company to relocate its existing Duluth, Georgia Ford dealership and potentially construct a new Ford dealership facility at the new Duluth location. Ford has also indicated that said Duluth dealership will operate pursuant to a "Term Agreement" for a period of no less than 24 months. Such a "Term Agreement" allows Ford to terminate the Company's Duluth Ford Franchise Agreement at the end of said 24-month term if the Company's Duluth Ford dealership does not meet certain sales quotas, market penetration and CSI performance goals.

     Under the general terms of GM's public company agreement, the public company must deliver to GM copies of all Schedules 13D and 13G, and all amendments thereto and terminations thereof, received by the public company, within five days of receipt of such Schedules. If the public company is aware of any ownership of its stock that should have been reported to it on Schedule 13D but that is not reported in a timely manner, it will promptly give GM written notice of such ownership, with any relevant information about the owner that the public company possesses.

     The general terms of GM's public company agreement further provide that if the public company, through its Board of Directors or through shareholder action, proposes or if any person, entity or group sends the public company a
Schedule 13D, or any amendments thereto, disclosing (a) an agreement to acquire or the acquisition of aggregate ownership of more than 20% of the voting stock of the public company and (b) the public company, through its Board of Directors or through shareholder action, proposes or if any plans or proposals which relate to or would result in the following: (i) the acquisition by any person of more than 20% of the voting stock of the public company other than for the purposes of ordinary passive investment; (ii) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving the public company or a sale or transfer of a material amount of assets of the public company and its subsidiaries; (iii) any change which, together with any changes made to the Board of Directors within the preceding year, would result in a change in control of the then current Board of the public company; or (iv) in the case of an entity that produces motor vehicles or controls or is controlled by or is under common control with an entity that either produces motor vehicles or is a motor vehicle franchisor, the acquisition by any person, entity or group of more than 20% of the voting stock of the public company and any proposal by any such person, entity or group, through the public company Board of Directors or shareholders action, to change the Board of Directors of the public company, then, if such actions in GM's business judgment could have a material or adverse effect on its image or reputation in the GM dealerships operated by the public company or be materially incompatible with GM's interests (and upon notice of GM's reasons for such judgment), the public company may be required to take one of the remedial actions set forth in the next paragraph within a specified time period of receiving such Schedule 13D or such amendment.

     If the public company is obligated under GM's public company policy to take remedial action, it may be required to transfer the dealership to GM or its designee. Alternatively, GM or its designee may acquire the assets, properties or business associated with any GM dealership operated by the public company at fair market value as determined in accordance with GM's Dealership Agreement with the public company, or provide evidence to GM that such person, entity or group no longer has such threshold level of ownership interest in the public company.

     Should the public company or its GM franchisee subsidiary enter into an agreement to transfer the assets of the GM franchisee subsidiary to a third party, the right of first refusal described in the GM Dealer Agreement may apply to any such transfer.

     The following sets forth some additional provisions of GM's proposed policy on public company ownership: (a) under the agreement each GM dealership will be owned by a separate public company that meets GM net working capital standards; (b) each public company will comply with GM's brand strategy and will participate in the dealer marketing groups for its GM lines and non-GM automotive operations will not be jointly advertised with GM operations; (c) each public company will have complete dealership operations (sales, service, parts, used car), and will comply with the channel strategy including divisional alignment, locations and image requirements; (d) the dealerships will be exclusive so that no GM sales, service or parts operations will be combined with non-GM representation and each dealer company will relocate any non-GM lines within one year of acquiring the dealership; (e) if a public company acquires a dealership which is not on channel, it will bring it into compliance within 12 months, or GM may require that off-channel GM representation be discontinued in exchange for compensation based upon an agreed upon formula; (f) GM generally limits the number of acqusitions a single public company may consummate, and each acquisition must be submitted to GM for prior approval; (g) there will be an Executive Manager for each GM dealership who meets the GM requirements for a dealer operator, except the 15% ownership requirement, and any change in the Executive Manager must be approved by GM; (h) the public company will comply with GM's multiple dealer investor/multiple dealer operator policies and will not acquire more than 50% of the GM dealerships for any division (Chevrolet, Pontiac-GMC, Oldsmobile, Buick, Cadillac) within a multiple dealer area, and in the event a multiple dealer area has one dealer in an area that has multiple dealers for other divisions, the public company may acquire that one dealership as long as the total does not exceed 50% of the GM dealerships; (i) semi-annually, GM, the public company and each dealer company will review the dealer company's performance for sales performance, CSI and branding, and if for two consecutive evaluation periods the dealer company is not meeting its requirements, GM can request a change in management within six months; (j) GM has a right of first refusal if the assets of a dealer company are to be transferred to a third party; (k) if a dealer agreement is terminated, if dealership operations are discontinued, if the public company discontinues GM representation in a multiple dealer area, or if dealership assets are transferred to GM under the remedial provisions, then GM has the right to purchase the dealership facilities or assume the leases for the facilities, and GM will also receive the right of quiet possession for the facilities for 10 years if this right is exercised within 10 years of the Dealer Agreement; and (l) the public company must agree to use the GM dispute resolution process as the exclusive source of resolution of any dispute regarding the Dealer Agreement, the Public Ownership Agreement or acquisition of additional GM dealerships.

     Toyota's general public ownership policy provides that Toyota has the right to approve any ownership or voting rights of the Company of 20% or greater by any individual or entity. In addition, no single entity shall hold an ownership interest, directly or through an affiliate, in more than: (a) the greater of one dealership or 20% of the Toyota dealer count in a "Metro" market; (b) the lesser of five dealerships or 5% of the Toyota dealerships in any "Toyota Region;" and
(c) seven Toyota dealerships nationally. Additional provisions of Toyota's general public ownership policy provide: an entity may not acquire any additional Toyota dealership within nine months of its prior acquisition of a Toyota dealership; the public company shall not own contiguous dealerships with common boundaries; the public company shall create a separate legal entity for each Toyota dealership which it owns; and the public company shall provide Toyota with copies of all information and materials filed with the Commission. Toyota, however, has deviated from this general policy with respect to certain public companies and there can be no assurance that these policies will be the same policies with which the Company will have to agree.

     It is the current policy of Honda to restrict any company from holding more than seven Honda or more than three Acura franchises nationally and to restrict the number of franchises to: (a) one Honda dealership in a "Metro" market (a metropolitan market represented by two or more Honda dealers) with two to 10 Honda dealership points; (b) two Honda dealerships in a Metro market with 11 to 20 Honda dealership points; (c) three Honda dealerships in a Metro market with 21 or more Honda dealership points; (d) no more than 4% of the Honda dealerships in any one of the 10 Honda geographic zones; (e) one Acura dealership in a Metro market (a metropolitan market with two or more Acura dealership points); and (f) two Acura dealerships in any one of the six Acura geographic zones.

     While Chrysler evaluates each acquisition or appointment on an individual basis, it has published policy regarding multiple dealer ownership which provides that no person or entity may hold an ownership interest in more than 10 Chrysler Motors dealerships in the United States, six dealerships in the same Sales Zone, and two dealerships in the same market, but in no event two like vehicle line makes in the same market. Any exception to this policy requires Chrysler approval. Chrysler has not finalized its agreement with the Company as of this date.

     Certain state statutes, including Georgia, limit manufacturers' control over dealerships. Georgia law provides that no manufacturer may arbitrarily reject a proposed change of control or sale of an automobile dealership, and any manufacturer challenging such a transfer of a dealership must provide written reasons for its rejection to the dealer. Manufacturers bear the burden of proof to show that any disapproval of a proposed transfer of a dealership is not arbitrary. If a manufacturer terminates a franchise agreement due to a proposed transfer of the dealership or for any other reason not considered to constitute good cause under Georgia law, such termination will be ineffective. As an alternative to rejecting or accepting a proposed transfer of a dealership or terminating the franchise agreement, Georgia law provides that a manufacturer may offer to purchase the dealership on the same terms and conditions offered to the prospective transferee.

     Under Tennessee law, a manufacturer may not modify, terminate or refuse to renew a franchise agreement with a dealer except for good cause, as defined in the governing Tennessee statutes. Further, a manufacturer may be denied a Tennessee license, or have an existing license revoked or suspended if the manufacturer modifies, terminates, or suspends a franchise agreement due to an event not constituting good cause. Good cause includes material shortcomings in the character, financial condition or business experience of the dealer. A manufacturer's Tennessee license may also be revoked if the manufacturer prevents or attempts to prevent the sale or transfer of the dealership by unreasonably withholding consent to the transfer.

     Under North Carolina law, notwithstanding the terms of any franchise agreement between the manufacturer and the dealer, the manufacturer may not prevent or refuse to approve: (i) the sale or transfer of the ownership of the dealer by the sale of the business, stock transfer, or otherwise; (ii) the transfer, sale or assignment of a dealer franchise; (iii) a change in the executive management or principal operator of the dealership; or (iv) the relocation of the dealership to another site within the dealer's relevant market area, unless the manufacturer can show that the proposed transfer, sale, assignment, relocation or change is unreasonable. In addition, under North Carolina law, dealerships may challenge manufacturer's attempts to establish new dealerships in or to relocate dealerships into the dealer's relevant market area, and state regulators can prevent the proposed establishment or relocation upon a finding that there is good cause for not permitting such addition or relocation. North Carolina law limits the ability of a manufacturer to terminate, cancel or fail to renew a franchise unless there is good cause for such termination, cancellation or renewal and the manufacturer acted in good faith.

COMPETITION

     The automotive retailing industry in which the Company operates is highly competitive. The industry is fragmented and characterized by a large number of independent operators, many of whom are individuals, families and small groups. In the sale of new vehicles, the Company principally competes with other new automotive dealers in the same general vicinity of the Company's dealership locations. Such competing dealerships may offer the same or different models and makes of vehicles that the Company sells. In the sale of used vehicles, the Company principally competes with other used automobile dealers and with new automobile dealers that operate used automobile lots in the same general vicinity of the Company's dealership locations. In each of its markets, the Company competes with numerous other new automobile dealers selling other brands and a large number of other used automobile stores. In addition, certain regional and national car rental companies operate retail used car lots to dispose of their used rental cars. See "Risk Factors -- Competition."

     The Company also may face increased competition from certain used automobile "superstores," such as CarMax, AutoNation USA and Driver's Mart Worldwide Inc. Such used automobile superstores have emerged recently in various areas of the United States and are beginning to expand nationally. Such "superstores" have recently opened in certain markets in which the Company competes. In addition, the Company competes with independent leasing companies, and, to a lesser extent, with an increasing number of automobile dealers that sell vehicles through nontraditional methods, such as through direct mail, the Internet or warehouse clubs.

     The Company believes that the principal competitive factors in vehicle sales are the marketing campaigns conducted by manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships and the quality of customer service. In the Company's "main street" markets, competition tends to be interbrand rather than intrabrand. This has the effect of eliminating brand saturation within a given market. Other competitive factors include customer preference for particular brands of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. The Company believes that its dealerships are competitive in all of these areas. However, as it enters other markets, the Company may face competitors that are more established or have access to greater financial resources. The Company, however, does not have any cost advantage in purchasing new vehicles from manufacturers and typically relies on advertising and merchandising, sales expertise, service reputation and location of its dealerships to sell new vehicles.

     The Company competes against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service center chains and independent garages for customer-paid repair and routine maintenance business. The Company competes with other automobile dealers, service stores and auto parts retailers in its parts operations. The Company believes that the principal competitive factors in parts and service sales are price, the use of factory-approved replacement parts, the familiarity with a manufacturer's brands and models and the quality of customer service. A number of regional or national chains offer selected parts and services at prices that may be lower than the Company's prices.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS

     A number of regulations affect the Company's business of marketing, selling, financing and servicing automobiles. The Company also is subject to laws and regulations relating to business corporations generally. Under North Carolina, Tennessee, and Georgia law, as well as the laws of other states into which the Company may expand, the Company must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service. Under Florida law, the Company must also obtain applicable insurance and financing-related licenses in order to operate its sub-prime finance business. These laws also regulate the Company's conduct of business, including its advertising and sales practices. Other states may have similar requirements.

     The Company's operations are also subject to laws governing consumer protection. Automobile dealers and manufacturers are subject to so-called "Lemon Laws" that require a manufacturer or the dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require certain written disclosures to be provided on new vehicles, including mileage and pricing information.

     The Company's financing activities with its customers are subject to federal truth-in-lending, consumer leasing and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales. State and federal environmental regulations, including regulations governing air and water quality and the storage and disposal of gasoline, oil and other materials, also apply to the Company.

     The Company believes that it complies in all material respects with the laws affecting its business. Possible penalties for violation of any of these laws include revocation of the Company's licenses and fines. In addition, many laws may give customers a private cause of action.

     As with automotive dealerships generally, and service, parts and body shop operations in particular, the Company's business involves the use, storage, handling and contracting for recycling or disposal of hazardous or toxic substances or wastes, including environmentally sensitive materials such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, Freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. The Company's business also involves the past and current operation and/or removal of aboveground and underground storage tanks containing such substances or wastes. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and liability related thereto, and providing penalties for violations of those standards. The Company is also subject to laws, ordinances and regulations governing remediation of contamination at facilities it operates or to which it sends hazardous or toxic substances or wastes for treatment, recycling or disposal. The Company believes that it does not have any material environmental liabilities and that compliance with environmental laws and regulations will not, individually or in the aggregate, have a material adverse effect on the Company's results of operations or financial condition. Furthermore, environmental laws and regulations are complex and subject to frequent change. There can be no assurance that compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions will not require additional expenditures by the Company, or that such expenditures will not be material. See "Risk Factors -- Adverse Effect of Governmental Regulation; Environmental Regulation Compliance Costs."

FACILITIES

     The Company's principal executive offices are located at 5901 Peachtree-Dunwoody Rd., Suite 250B, Atlanta, Georgia 30328, and its telephone number is (678) 443-8100. These executive offices are located on the premises owned by Laing Properties, Inc. The following table identifies, for each of the properties to be utilized by the Company's operations, the location, use and expiration date of the Company's lease for such property:

                                LEASE/                                                             EXPIRATION
BUSINESS UNIT                    OWN               LOCATION                      USE                  DATE
-------------                   ------             --------                      ---               ----------
Robertson Oldsmobile-Cadillac,   Lease   2355 Browns Bridge Road         New and used vehicle   2005; renewable
  Inc.........................           Gainesville, GA                 sales; service; F&I     for five-year
                                                                                                     period
Grindstaff, Inc...............   Lease   2224 West Elk Avenue            New vehicle sales;           2001
                                         Elizabethton, TN                service; F&I
Hones, Inc. d/b/a/ Bill Holt     Lease   4910 Sylva Highway              New and used vehicle         2016
  Ford/Mercury................           Franklin, NC                    sales; service; F&I
Day's Chevrolet, Inc..........   Lease   4461 S. Main St.                New and used vehicle         2008
                                         Acworth, GA                     sales; service; F&I
Wade Ford, Inc................   Lease   3860 South Cobb Drive           New and used vehicle         2008
                                         Smyrna, GA                      sale; service; F&I
                                 Lease   3860 South Cobb Drive           Fleet sales; vehicle         2005
                                         Smyrna, GA                      storage
Wade Ford Buford, Inc.........   Lease   4525 Highway 20                 New and used vehicle    Month-to-Month
                                         Buford, GA                      sales; service; F&I
South Financial Corporation...   Lease   3500 Blanding Blvd.             Consumer Lending             2003
                                         Jacksonville, FL                Administration
Jay Automotive Group, Inc.....   Lease   1661 Whittlesey Road            New and used vehicle         2017
                                         Columbus, GA                    sales; service; F&I
                                 Lease   Veterans Parkway                New and used vehicle    Month-to-Month
                                         Columbus, GA                    sales; service; F&I
                                 Lease   Victory Drive                   Used vehicle sales;     Month-to-Month
                                         Columbus, GA                    F&I
                                 Lease   1801 Box Road                   Used vehicle sales;          1999
                                         Columbus, GA                    F&I
Boomershine Automotive Group,    Lease   2150 Cobb Parkway               New and used vehicle         1999
  Inc.........................           Smyrna, GA                      sales; service; F&I
                                 Lease   3280 Commerce Ave.              New and used vehicle    Month-to-Month
                                         Duluth, GA                      sales; service; F&I
                                 Lease   3230 Satellite Blvd.            New and used vehicle         2017
                                         Duluth, GA                      sales; service; F&I
                                 Lease   595 East Main St.               New and used vehicle         2006
                                         Cartersville, GA                sales; service; F&I
                                 Lease   964 Barrett Parkway             New and used vehicle         2000
                                         Kennesaw, GA                    sales; service; F&I
                                 Lease   2970 Old Norcross Rd.           Collision Center             2016
                                         Duluth, GA

                                LEASE/                                                             EXPIRATION
BUSINESS UNIT                    OWN               LOCATION                      USE                  DATE
-------------                   ------             --------                      ---               ----------
Collision Centers USA.........   Lease   5548 Old Dixie Highway          Collision Center             2009
                                         Forest Park, GA
                                 Lease   1715 Cobb Parkway               Collision Center        Month-to-Month
                                         Marietta, GA
                                 Lease   1110 Highway 155 South          Collision Center             2012
                                         McDonough, GA
                                 Lease   205 Corporate Center Dr.        Collision Center             2002
                                         Stockbridge, GA                 Administration
Sunbelt Automotive Group,        Lease   5901 Peachtree-Dunwoody Rd.     Corporate                    1999
  Inc.........................           Atlanta, GA                     Administration

     All of the properties utilized by the Company's operations are leased as set forth in the foregoing table. The Company believes that its facilities are adequate for its current needs. In connection with its acquisition strategy, the Company intends to lease the real estate associated with a particular business unit whenever practicable. Under the terms of its franchise agreements, the Company must maintain an appropriate appearance and design of its facilities and is restricted in its ability to relocate its dealerships. See "-- Relationships with Manufacturers."

EMPLOYEES

     As of December 31, 1997, pro forma for the Merger and the Acquisitions, the Company employed 1,268 people, of whom approximately 194 were employed in managerial positions, 427 were employed in non-managerial sales positions, 490 were employed in non-managerial parts and service positions and 157 were employed in administrative support positions.

     The following table sets forth information regarding the number of employees employed by Sunbelt and its subsidiaries, pro forma for the Merger and the Acquisition, as of December 31, 1997:

                                                                           PERCENT
BUSINESS UNIT                                                 EMPLOYEES   OF SUNBELT
-------------                                                 ---------   ----------
Boomershine Automotive Group, Inc...........................      382        30.13%
Day's Chevrolet, Inc........................................       90         7.10
Grindstaff, Inc.............................................      211        16.64
Hones, Inc..................................................       36         2.84
Jay Automotive Group, Inc...................................      219        17.27
Robertson Oldsmobile-Cadillac, Inc..........................       39         3.08
Sunbelt Automotive Group, Inc. (Corporate)..................       11         0.87
Wade Ford, Inc. and Wade Ford Buford, Inc...................      183        14.43
South Financial Corporation.................................       42         3.31
Collision Centers USA.......................................       55         4.34
                                                                -----      -------
                                                                1,268       100.00%
                                                                =====      =======

     The Company believes that many dealerships in the automotive retailing industry have had difficulty in attracting and retaining qualified personnel for a number of reasons, including the historical inability of dealerships to provide employees with a liquid equity interest in the profitability of the dealerships. The Company intends, upon completion of the Offering, to provide certain executive officers, managers and other employees with stock options and all employees with a stock purchase plan and believes those types of equity incentives will be attractive to existing and prospective employees of the Company. See "Management -- Incentive Stock Plan" and "Risk
Factors -- Dependence on Key Personnel and Limited Management and Personnel Resources."

     The Company believes that its relationship with its employees is good. None of the Company's employees is represented by a labor union. Because of its dependence on the manufacturers, however, the Company may be affected by labor strikes, work slowdowns and walkouts at the manufacturers' manufacturing facilities. See "Risk Factors -- Dependence on Automobile Manufacturers."

LEGAL PROCEEDINGS AND INSURANCE

     From time to time, the Company is named in claims involving the manufacture, servicing and/or repair of automobiles, contractual disputes and other matters arising in the ordinary course of the Company's business. Currently, no legal proceedings are pending against or involve the Company that, in the opinion of management, could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company. Because of their vehicle inventory and nature of business, automotive dealerships generally require significant levels of insurance covering a broad variety of risks. The Company's insurance includes an umbrella policy as well as insurance on its buildings, comprehensive coverage for its vehicle inventory, general liability insurance, employee dishonesty coverage and errors and omissions insurance in connection with its vehicle sales and financing activities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS; KEY PERSONNEL

     The executive officers and Directors of the Company and certain key employees of the Company are as follows:

NAME                             AGE                   POSITION(S) WITH THE COMPANY
----                             ---                   ----------------------------
Walter M. Boomershine, Jr.*....  69    Chairman of the Board and Senior Vice President
Robert W. Gundeck*.............  54    Chief Executive Officer and Director
Charles K. Yancey*.............  59    President, Chief Operating Officer and Director
Stephen C. Whicker*............  49    Executive Vice President of Corporate Development; General
                                         Counsel, Secretary and Director
Ricky L. Brown*................  45    Chief Financial Officer, Vice President of Finance and
                                         Treasurer
Alan K. Arnold.................  42    Vice President of Ford Division and Director
George D. Busbee...............  70    Director
Lee M. Sessions, Jr. ..........  51    Director
Jack R. Altherr................  72    Director
R. Glynn Wimberly..............  47    Chief Executive Officer, South Financial Corporation

---------------

* Executive Officer

     WALTER M. BOOMERSHINE, JR. has been Chairman of the Board and President of the Company since December 1997, and will continue to serve as Chairman of the Board and Senior Vice President following the Offering. Prior to the Merger, Mr. Boomershine was the Chairman of the Board, President and the controlling shareholder of Boomershine Automotive. Mr. Boomershine became associated with Boomershine Automotive in 1953 and has served in various capacities as an employee and officer since that date. Mr. Boomershine received a Bachelor of Science degree in industrial management from the Georgia Institute of Technology in 1951 and received a certificate for completing the program for Management Development at Harvard University's Graduate School of Business Administration in 1973. Mr. Boomershine's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 2001.

     ROBERT W. GUNDECK has been the Chief Executive Officer and a director of the Company since April 1998 and will continue to serve in that capacity following the Offering. During the five year period preceding the Offering, Mr. Gundeck was employed by American Business Products, Inc., a publicly traded corporation, as Chief Executive Officer and President from 1995 to 1998, Chief Operating Officer and President from 1992 to 1995 and Vice President of Corporate Development from 1988 to 1992. Mr. Gundeck received a Bachelor of Science degree from Rollins College in 1965 and a Masters of Business Administration degree in Marketing and Finance from American University in 1968. Mr. Gundeck's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 2000.

     CHARLES K. YANCEY served as interim Chief Executive Officer and director of the Company from December 1997 through March 1998, and will serve as the President, Chief Operating Officer and director of the Company following the Offering. During the five year period preceding the Merger, Mr. Yancey served as Chief Executive Officer, Secretary and a director of Boomershine Automotive. Mr. Yancey received a Masters in Business Administration degree in Finance and Accounting and a Bachelor of Arts degree in Accounting from Georgia State University in 1970 and 1968, respectively. Mr. Yancey also has been licensed as a certified public accountant by the State of Georgia. Mr. Yancey's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 2001.

     STEPHEN C. WHICKER has been Executive Vice President of Corporate Development, General Counsel, Secretary and director of the Company since December 1997. During the five-year period prior to the Offering, Mr. Whicker was a principal of The Whicker Law Firm, a private law practice in Atlanta,

Georgia. Mr. Whicker received a Bachelor of Science degree in Business Administration from the University of North Carolina in 1971 and a Juris Doctor degree from Samford University in 1974. Mr. Whicker's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 2001.

     RICKY L. BROWN has been Chief Financial Officer, Vice President of Finance and Treasurer of the Company since December 1997. Prior to the Merger, Mr. Brown served as Controller and Chief Financial Officer of Boomershine Automotive from 1996 to 1998, as Chief Financial Officer of Peachtree Nissan, Inc. (f/k/a Hickman Nissan, Inc.) from 1990 to 1996 and as Chief Financial Officer and part-owner of Peachtree Acceptance Corporation from 1990 to 1996. Mr. Brown received an Associate of Applied Science degree from Gadsden State College in 1973, and a Bachelor of Science degree in Accounting from Jacksonville State University in 1975. Mr. Brown also has been licensed as a certified public accountant by the State of Alabama.

     ALAN K. ARNOLD, who is a key employee of the Company, will serve as Vice President of Ford Division and director of the Company upon the consummation of the Offering. During the five year period preceding the Offering, Mr. Arnold was the President and controlling shareholder of Wade Ford, Inc. and Wade Ford Buford, Inc. Mr. Arnold's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 2000.

     GEORGE D. BUSBEE will serve as a director of the Company upon the consummation of the Offering. Mr. Busbee has been of counsel to the law firm of King & Spalding since January 1993 and was a partner of King & Spalding from January 1983 to December 1993. Mr. Busbee was Governor of the State of Georgia from 1975 until 1983. He is currently a director of Union Camp Corporation and Weeks Corporation and served as a director of Delta Air Lines, Inc. from January 1983 to November 1997. Mr. Busbee received a Bachelor of Arts degree in Business and a Juris Doctor degree from the University of Georgia in 1949 and 1952, respectively. Mr. Busbee's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 1999.

     LEE M. SESSIONS, JR. will serve as a director of the Company upon the consummation of the Offering. Mr. Sessions was the Principal Operating Officer of Bank South Corporation from August 1991 to March 1996. Currently, Mr. Sessions is working as a private investor and consultant to various business and non-profit organizations. Mr. Sessions received a Bachelor of Arts degree in English/History from Vanderbilt University in 1968 and received a certificate for completing the program for Management Development at Harvard University's Graduate School of Business Administration in 1980. Mr. Session's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 1999.

     JACK R. ALTHERR will serve as a director of the Company upon the consummation of the Offering. Mr. Altherr served QMS, Inc. (formerly Quality Micro Systems, Inc.) in various graduating capacities from April 1984 to October 1995, including Chief Operating Officer/Chief Financial Officer, Executive Vice President of Sales and Marketing and director. Mr. Altherr received a Bachelor of Science degree in Accounting from Indiana University in 1951. Mr. Altherr also has been licensed as a certified public accountant by the State of Indiana. Mr. Altherr's initial term as a director of the Company will expire at the annual meeting of the shareholders of the Company to be held in 1999.

     R. GLYNN WIMBERLY, who is a key employee of the Company, became the Chief Executive Officer of South Financial Corporation upon the consummation of the South Financial Acquisition in January of 1998. From August 1992 until January 1998, Mr. Wimberly served as the President and Chief Operating Officer of U.S. Auto Credit Corp., a sub-prime automotive finance company, from 1992 to 1997. Mr. Wimberly has been employed in various positions in the consumer finance industry for 24 years at such companies as General Motors Acceptance Corporation, where he worked in various capacities, including Credit Manager for Hollywood, Florida operations and World Omni Financial Corporation, where he worked in various capacities, including Manager of Branch Operations. Mr. Wimberly received a Bachelor of Arts degree in Business Administration from Valdosta State College in 1973.

CLASSIFIED BOARD OF DIRECTORS

     The Board of Directors of the Company is divided into three classes, each of which, after a transitional period, will serve for a term of three years, with one class being elected each year. The executive officers are elected annually by, and serve at the discretion of, the Company's Board of Directors. Classification of the Board of Directors increases the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for the Company. See "Description of Capital Stock -- Georgia Law, Certain Articles and Bylaw Provisions and Certain Franchise Payment Provisions."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Since the Company's organization in 1997, all matters concerning executive officer compensation have been addressed by the entire Board of Directors, including directors who serve as executive officers of the Company. Upon consummation of the Offering, Mr. Busbee, Mr. Sessions and Mr. Altherr will serve on the Company's Compensation Committee.

COMMITTEES OF THE BOARD

     The Board of Directors will establish a Finance Committee, a Compensation Committee and an Audit Committee consisting of independent directors as soon as practicable after the completion of the Offering. The Finance Committee will oversee the Company's budgetary process and the Company's relations with its lenders. The Compensation Committee, all of whose members will be independent directors, will review and approve compensation for the executive officers, and administer, and determine awards under, the Incentive Stock Plan and any other incentive compensation plans for employees of the Company. See "Management -- Incentive Stock Plan." The Audit Committee, the majority of whose members will consist of independent directors, will recommend the selection of auditors for the Company and will review the results of the audit and other reports and services provided by the Company's independent auditors. The Company has not previously had any of these committees.

DIRECTOR COMPENSATION

     Members of the Board of Directors who are not employees of the Company will receive options to purchase 5,000 shares of common stock upon initially joining the Board of Directors, will be compensated for their services at a rate of $12,000 per annum plus $1,000 per meeting attended and will be eligible to participate in the Company's Incentive Stock Plan. The Company will also reimburse all directors for their expenses incurred in connection with their activities as directors of the Company. Directors who are also employees of the Company receive no additional compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

     The Company was incorporated on December 17, 1997 and did not conduct any operations prior to that time. Neither the Chief Executive Officer, nor any other executive officer of the Company, received any compensation in 1997 from the Company.

     Set forth below is information for the years ended June 30, 1997, 1996 and 1995 with respect to the executive officers of Boomershine Automotive, as the predecessor of the Company.

                          SUMMARY ANNUAL COMPENSATION

                                                                 ANNUAL COMPENSATION
                                                              --------------------------
NAME AND PRINCIPAL POSITIONS                                  YEAR    SALARY     BONUS
----------------------------                                  ----   --------   --------
Walter M. Boomershine, Jr.,.................................  1997   $ 49,200   $     --
  Chairman and Senior Vice                                    1996     49,200    680,400
  President                                                   1995     49,200    766,931
Charles K. Yancey,..........................................  1997   $102,033   $     --
  President, Chief Operating                                  1996    102,033    403,297
  Officer and Director                                        1995    102,033    398,466
Ricky L. Brown,.............................................  1997   $ 62,000   $     --
  Chief Financial Officer and Controller                      1996         --         --
                                                              1995         --         --

EXECUTIVE EMPLOYMENT AGREEMENTS

     The Company has entered or will enter into employment agreements with Messrs. Walter M. Boomershine, Jr., Robert W. Gundeck, Charles K. Yancey, Stephen C. Whicker and Ricky L. Brown (the "Employment Agreements"), each of which will be effective upon the effective date of this Offering. The Employment Agreements provide for an annual base salary, potential fiscal year end bonuses and certain other benefits. Each Employment Agreement generally provides for a level annual increase of the base salary throughout the term of the agreement and provides that any annual bonuses will be based upon certain performance-related objectives of the Company that will be ultimately established by the Compensation Committee. Certain terms of the Employment Agreements are summarized in the table below:

                                                                                  FIRST YEAR
                                                                        TERM         BASE         STOCK
EMPLOYEE                                   POSITION/TITLE              (YEARS)   COMPENSATION   OPTIONS(1)
--------                                   --------------              -------   ------------   ----------
Walter M. Boomershine,
  Jr........................  Chairman and Senior Vice President          3        $200,000       25,000
Robert W. Gundeck...........  Chief Executive Officer                     5         300,000      350,000
Charles K. Yancey...........  Chief Operating Officer and President       5         250,000      540,000
Stephen C. Whicker..........  Executive V.P. of Corporate Development,    5         200,000      540,000
                                General Counsel and Secretary
Ricky L. Brown..............  Chief Financial Officer, Vice President     5         135,000      120,000
                                of Finance and Treasurer

---------------

(1) As of the effective date of this Offering, pursuant to employee's participation in the Company's Incentive Stock Plan. See
    "Management -- Incentive Stock Plan."

     Each of the Employment Agreements of Messrs. Gundeck, Whicker and Brown are for a term of generally five years and may be renewed for terms of one to three years thereafter. Mr. Boomershine's Employment Agreement provides that he will serve as Senior Vice President for a term ending December 31, 2000 and as a consultant to the Company for a term of 10 years thereafter. Mr. Boomershine's base salary during the consultation period will be $200,000 for the first two years and $100,000 each year thereafter. Mr. Yancey's Employment Agreement provides that he will serve as Chief Operating Officer and President of the Company for a term of five years and as a consultant to the Company for a term of generally five years. Mr. Yancey's base salary during said consultation period will be $50,000 per year.

     All of the Employment Agreements provide that the Company may terminate the executive officer with or without cause. The Employment Agreements provide that if the Company terminates an executive officer without cause or forces the executive officer to resign for what is considered a "Good Reason" pursuant to the applicable Employment Agreement, the Company must continue to pay the executive officer's base salary and his annual average bonus for a period of no less than the remaining term of the applicable Employment Agreement.

     Each of the Employment Agreements contains similar confidentiality and non-competition provisions. These provisions provide that during the term of the Employment Agreement, during a period of three years after the termination thereof with respect to confidentiality provisions and during a period of one year after the termination thereof with respect to non-competition provisions, the executive officer shall not (i) use or disclose any confidential information of the Company, (ii) become employed by or obtain any ownership interest in any competitor of the Company that is located within a territory that is specified in the applicable Employment Agreement, or (iii) interfere with the Company's relationships with any of its customers, vendors or employees. Said geographic restrictions generally apply to territories that are within a 100-mile radius of the city of Atlanta, Georgia or within a 100-mile radius of any automobile or truck dealership or ancillary business in which the Company has a controlling interest.

     In addition, each Employment Agreement provides that if there is a "Change of Control," the executive will receive the following benefits: (1) base salary for a period of time generally no less than the term of the applicable Employment Agreement plus consulting compensation for a certain period to the extent the executive officer's Employment Agreement provides for any consultation periods; (2) a pro-rata portion of the bonus applicable to the fiscal year in which the termination occurs plus a bonus payment for the three-year period thereafter; (3) participation in all employee retirement plans maintained by the Company as of the date of termination for the three-year period following the termination, or, if no such plans exist, the Company will pay to the executive officer the then present value of the excess of (i) the benefit the executive would have been paid under such plan had the executive continued to be covered for said three-year period (less required contribution amount) with assumed earnings of eight percent over (ii) the benefit actually payable under said plan; and (4) medical, dental and hospitalization insurance coverage for the executive and the executive's dependents until the date on which the executive is employed by, and becomes eligible for medical, dental and hospitalization coverage through the plan of, another employer.

     Each Employment Agreement provides that a "Change in Control" shall be deemed to have occurred if (A) prior to the Offering, the shareholders of the Company or its affiliates sell or otherwise transfer to persons or entities who are not affiliates of the Company 75% or more of the voting stock of the Company or its affiliates; (B) any person becomes a beneficial owner or 50% or more of the voting stock of the Company or its Affiliates prior to the Offering or 40% or more of the voting stock of the Company or its Affiliates after the Offering;
(C) the majority of the Board of Directors of the Company consists of individuals other than directors who are incumbent as of the date of the applicable Employment Agreement or that directors that become directors by a majority vote of the directors who are incumbent as of said date; (D) all or substantially all of the assets or business of the Company or its affiliates is disposed of pursuant to a merger, consolidation or other transaction other than to an affiliate of the Company (unless the Company's shareholders, immediately prior to such merger, consolidation or other transaction, beneficially own 50% or more of the voting stock or other ownership interest of any entity or entities that succeed to the business of the Company; (E) the consummation of a merger, consolidation or other business combination of the Company with any other person or affiliate thereof, other than a merger, consolidation or business combination which would result in the outstanding common stock of the Company immediately prior thereto continuing to represent at least 50% of the outstanding common stock of the Company or such surviving entity or parent or affiliate thereof immediately after such merger, consolidation or business combination, or the consummation of a plan of complete liquidation of the Company; or (F) the occurrence of any other event or circumstance which the Board of Directors of the Company determines, by resolution, affects the control of the Company and therefore constitutes a "Change of Control."

INCENTIVE STOCK PLAN

     The Board of Directors of the Company adopted the Company's 1997 & 1998 Incentive Stock Plan (the "Incentive Stock Plan") on December 18, 1997, and said Incentive Stock Plan was approved by the shareholders of the Company on January 8, 1998, in order to attract and retain key personnel. The following discussion of the material features of the Incentive Stock Plan is qualified by reference to the text of such Plan filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Under the Incentive Stock Plan, options to purchase up to an aggregate of 2,250,000 shares of common stock of the Company may be granted to directors, officers, consultants and employees of the Company and/or any of its subsidiaries and other individuals providing services to the Company. Members of the Board of Directors who serve on the Compensation Committee must qualify as "non-employee directors," as that term is defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. In addition, the Company may issue incentive stock options ("ISOs") to officers and directors who are employees of the Company.

     The Compensation Committee of the Board of Directors of the Company, which is comprised of independent directors, will administer the Incentive Stock Plan and will determine, among other things, the persons who are to receive options, the number of shares to be subject to each option and the vesting schedule of options. Options granted under the Incentive Stock Plan that are not ISOs must be granted no later than January 1, 2008 and must be exercised within 10 years of the grant, but in no event later than December 31, 2017. ISOs must be granted no later than ten years after the adoption of the Incentive Stock Plan and must be exercised no later than ten years after the particular ISO is granted.

     Options generally may not be transferred other than by will or the laws of descent and distribution and, during the lifetime of an optionee, options may be exercised only by the optionee. The exercise price of options that are not ISOs will be determined at the discretion of the Compensation Committee. The exercise price of the ISOs may not be less than the market value of the common stock on the date of grant of the option. In the case of ISOs granted to any holder who on the date of grant of the ISOs holds more than ten percent of the total combined voting power of all classes of stock of the Company and its subsidiaries, the exercise price may not be less than 110% of the market value per share of the common stock on the date of grant. Unless designated as "incentive stock options" intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options granted under the Incentive Stock Plan are intended to be "nonstatutory stock options" ("NSOs"). The exercise price may be paid in cash, in shares of common stock owned by the optionee, in other property deemed acceptable by the Compensation Committee, or in any combination of cash, shares or other such acceptable property.

     The Incentive Stock Plan provides that, in the event of changes in the corporate structure of the Company or certain events affecting the shares of the Company, adjustments will automatically be made in the number and kind of shares available for issuance and in the number and kind of shares covered by outstanding options. It further provides that, in connection with any merger or consolidation or other business combination in which the Company is not the surviving corporation, the Compensation Committee shall pay, in cash, the excess of the fair market value of all options over the exercise price of such options on the date of such business combination or, alternatively, shall grant substitute options on such terms and conditions which substantially preserve the value, rights and benefits of options being substituted.

     The Board of Directors of the Company has granted or will grant contemporaneously with the closing of this Offering options to purchase an aggregate of 1,592,000 shares of common stock under the Incentive Stock Plan to executive officers, other employees and directors of the Company. All of these options will vest and become exercisable from time to time over the ten-year period following the date each option is granted in accordance with the terms of the individual option grants. The following table sets forth the date on which such grants were made, the names of the recipients, the number of shares underlying the grants, the type of options granted and the price at which such grants may be exercised:

                                                SHARES
NAME OF RECIPIENT                          UNDERLYING GRANT   TYPE   DATE OF GRANT(1)    EXERCISE PRICE(2)
-----------------                          ----------------   ----   ----------------    -----------------
Walter M. Boomershine, Jr.*..............        25,000       ISO        IPO Date            IPO Price
Robert W. Gundeck*.......................       300,000       ISO         4/22/98            $    8.00
                                                 50,000       ISO        IPO Date            IPO Price
Charles K. Yancey*.......................       200,000       ISO          1/8/98            $    6.27
                                                240,000       ISO         4/22/98            $    8.00
                                                100,000       ISO        IPO Date            IPO Price
Stephen C. Whicker*......................       200,000       ISO          1/8/98            $    6.27
                                                240,000       ISO         4/22/98            $    8.00
                                                100,000       ISO        IPO Date            IPO Price
Ricky L. Brown*..........................        25,000       ISO          1/8/98            $    6.27
                                                 70,000       ISO         4/22/98            $    8.00
                                                 25,000       ISO        IPO Date            IPO Price
George D. Busbee**.......................         5,000       NSO        IPO Date            IPO Price
Lee M. Sessions, Jr.**...................         5,000       NSO        IPO Date            IPO Price
Jack R. Altherr**........................         5,000       NSO        IPO Date            IPO Price
Michael F. O'Neill.......................         2,000       ISO        IPO Date            IPO Price
                                           ----------------
          Total..........................     1,592,000

---------------

  * Executive officer of the Company.
 ** Director of the Company.
(1) "IPO Date" means the completion date of this Offering.
(2) "IPO Price" means the price of the common stock listed on the cover page of this Prospectus.

     In addition to such grants, the Company has granted to James E. L. Peters, Jr., in connection with the Collision Centers USA Acquisition, NSOs to purchase 5,000 shares of common stock, each of which are exercisable at $7.00 per share and vest six months following the completion of this Offering.

     The issuance and exercise of ISOs have no federal income tax consequences to the Company. While the issuance and exercise of ISOs generally have no ordinary income tax consequences to the holder, upon the exercise of an ISO, the holder will treat the excess of the fair market value on the date of exercise over the exercise price as an item of tax adjustment for alternative minimum tax purposes. If the holder of common stock acquired upon the exercise of an ISO disposes of such stock before the later of (i) two years following the grant of the ISO and (ii) one year following the exercise of the ISO (a "Disqualifying Disposition"), the holder will recognize ordinary income for federal income tax purposes in an amount equal to the lesser of (i) the excess of the common stock's fair market value on the date of exercise over the option exercise price, and (ii) the excess of the amount realized on disposition of the common stock over the option exercise price. Any additional gain upon the disposition will be taxed as capital gains. The disposition of common stock acquired from the exercise of an ISO other than in a Disqualifying Disposition will ordinarily result in capital gains or loss to the holder for federal income tax purposes equal to the difference between the amount realized on disposition of the common stock and the option exercise price. Any capital gain will be subject to reduced rates of tax if such shares were held more than twelve months, and will be subject to further reduced rates if such shares were held more than eighteen months. The Company will be entitled to a compensation expense deduction for the Company's taxable year in which the disposition occurs equal to the amount of ordinary income recognized by the holder.

     The issuance of NSOs has no federal income tax consequences to the Company or the holder. Upon the exercise of an NSO, the Company generally will be allowed a federal income tax deduction equal to the amount by which the fair market value of the underlying shares on the date of exercise exceeds the exercise price. NSO holders will recognize ordinary income for federal income tax purposes at the time of option exercise in the same amount. In the event of a sale of shares acquired by exercise of a NSO, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss; provided that any gain will be subject to reduced rates of tax if such shares were held for more than twelve months and will be subject to further reduced rates if such shares were held for more than eighteen months. The disposition of shares acquired by exercise of a NSO will result in capital gains or losses to the holder.

     The Company intends to register the shares underlying the Incentive Stock Plan as soon as practicable on Form S-8. If such registration is not required, such shares may be issued upon option exercise in reliance upon the private offering exemption codified in Section 4(2) of the Securities Act and/or Rule 701 promulgated thereunder.

LIMITATIONS OF DIRECTORS LIABILITY

     The Articles of the Company include a provision that effectively eliminates the liability of directors to the Company or to the Company's shareholders for monetary damages for breach of the fiduciary duties of a director, except for any appropriation, in violation of the director's duties, of any business opportunity of the Company, acts or omissions which involve intentional misconduct or a knowing violation of law, certain actions with respect to unlawful distributions and any transaction from which the director derived an improper personal benefit. This provision does not prevent shareholders from seeking nonmonetary remedies covering any such action, nor does it affect liabilities under the federal securities laws. The Articles of Incorporation further provide that the Company shall indemnify each of its directors and officers against any liability (including counsel fees) which is allowed to be paid or reimbursed by the Company under the laws of the State of Georgia and which is actually and reasonably incurred in connection with any proceeding in which such director or officer may be involved by reason of his or her having been a director or officer of the Company. Georgia Law currently authorizes a corporation to indemnify its directors and officers against the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses (including counsels' fees) reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, if such officers or directors conducted themselves in good faith and they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is permitted in more limited circumstances with respect to derivative actions. The Company believes that these provisions of the Articles of Incorporation and the Bylaws are necessary to attract and retain qualified persons to serve as directors and officers. In addition, the Company anticipates carrying directors and officers liability insurance as soon as practicable following the closing of the Offering.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of April 30, 1998, after giving effect to the Merger and the Acquisitions, by (i) each shareholder who is known by the Company to own beneficially more than 5% of the outstanding common stock,
(ii) each director of the Company, (iii) each of the executive officers of the Company, and (iv) all directors and executive officers of the Company as a group, and as adjusted to reflect the sale by the Company of the shares of common stock in this Offering. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders of the Company. See "Description of Capital Stock."

                                                                                  PERCENTAGE OF
                                                                                   OUTSTANDING
                                                           AMOUNT AND           COMMON STOCK OWNED
                                                            NATURE OF         ----------------------
                                                           BENEFICIAL          BEFORE        AFTER
NAME OF BENEFICIAL OWNER(1)                              OWNERSHIP(2)(3)      OFFERING      OFFERING
---------------------------                              ---------------      --------      --------
Walter M. Boomershine, Jr.(4)..........................       639,671           11.8%          5.9%
Charles K. Yancey......................................       113,081            2.1           1.0
Robert M. Gundeck......................................        63,640            1.2             *
Stephen C. Whicker.....................................        66,465            1.2             *
Ricky L. Brown.........................................        10,016              *             *
Alan K. Arnold.........................................       309,091            5.7           2.8
George D. Busbee(5)....................................         5,000              *             *
Lee M. Sessions, Jr.(5)................................         5,000              *             *
Jack R. Altherr(5).....................................         5,000              *             *
Walter M. Boomershine, III(4)(6).......................       779,376           14.3           7.1
Renee B. Jochum(4)(7)..................................       708,523           13.0           6.5
Jacquelyn B. Thompson(4)(8)............................       708,523           13.0           6.5
Patrice B. Mitchell(4)(9)..............................       708,523           13.0           6.5
Lindsey B. Robertson(4)(10)............................       744,887           13.7           6.8
All directors and executive officers as a group (9
  persons).............................................     1,216,964           22.3%         11.1%

---------------

  * Represents beneficial ownership of less than 1% of the total outstanding shares of the Company.
 (1) Unless otherwise noted, the address of all persons listed is c/o Sunbelt Automotive Group, Inc., 5901 Peachtree-Dunwoody Rd., Suite 250B, Atlanta, GA 30328.
 (2) Beneficial ownership is determined in accordance with the rules of the Commission. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after the completion of the Offering are deemed outstanding for computing the percentage ownership of the persons holding such options, warrants or rights, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned.
 (3) The numbers with respect to Alan K. Arnold and Lindsey B. Robertson (with respect to the shares to be issued to E. Moss Robertson, Jr.) assume that the Offering price is $11.00 per share.
 (4) Walter M. Boomershine, III, Renee B. Jochum, Jacquelyn B. Thompson, Patrice
     B. Mitchell and Lindsey B. Robertson are all adult children of Walter M. Boomershine, Jr. Each of said persons disclaims beneficial ownership pursuant to the rules under the Exchange Act of the common stock attributed to the others.
 (5) Consists of 5,000 shares of common stock issuable upon the exercise of options granted to each of Mr. Busbee, Mr. Sessions and Mr. Altherr as a non-employee Director, pursuant to the Company's Incentive Stock Plan. See "Director Compensation."
 (6) Includes 141,705 shares to be issued to The WMB, III Family Trust, for which Mr. Boomershine, III serves as the sole Trustee.
 (7) Includes 599,883 shares to be issued to The RBJ Family Trust, for which Ms. Jochum serves as the sole Trustee. The address of Ms. Jochum is 6 Starlight Ct., Potomac, MD 20854.

 (8) Includes 599,883 shares to be issued to The JBT Family Trust, for which Ms. Thompson serves as the sole Trustee. The address of Ms. Thompson is 219 Bates Rd., Cartersville, GA 30120.
 (9) Includes 599,883 shares to be issued to The PBM Family Trust, for which Ms. Mitchell serves as the sole Trustee. The address of Ms. Mitchell is 2074 Shillingwood Dr., Kennesaw, GA 30144.
(10) Includes 599,883 shares to be issued to The LBR Family Trust, for which Ms. Robertson serves as the sole Trustee, and 36,364 pro forma shares to be issued to E. Moss Robertson, Jr., who is Ms. Robertson's husband, upon consummation of the ROC Acquisition. Ms. Robertson disclaims beneficial ownership under the rules of the Exchange Act of the shares owned by Mr. Robertson. The address of Ms. Robertson is c/o Robertson Oldsmobile-Cadillac, Inc., 2355 Browns Bridge Rd., Gainesville, GA 30504.

                              CERTAIN TRANSACTIONS

CERTAIN DEALERSHIP LEASES

     Certain of the properties leased by the Company's dealership subsidiaries are owned by officers, directors or holders of 5% or more of the common stock of the Company or their affiliates (the "Related Party Leases"). The Company believes that the terms and conditions of each of these leases is comparable to those that would result from arm's-length negotiations with unrelated third parties. Each of the Related Party Leases and the rent payable thereunder are described below. For a more complete description of the location, use and expiration date of each lease, see "Business -- Facilities."

     During 1995, 1996 and 1997, and continuing after the Offering, the entities listed below have leased and will continue to lease the real properties on which their dealerships or operations are located from limited partnerships (WINCO I, L.P., WINCO II, L.P. and WINCO III, L.P.) controlled by Walter M. Boomershine, Jr., who is the Chairman of the Board and Senior Vice President of the Company, and owned by Walter M. Boomershine, Jr. and his family:

                                                                  ANNUAL
FRANCHISE/SUBSIDIARY                                          RENTAL PAYMENT
--------------------                                          --------------
Boomershine Ford and Boomershine Isuzu......................     $480,000
Collision Centers USA (Duluth center).......................      240,000
Boomershine Pontiac-Buick-GMC, Inc..........................      281,388
Boomershine Hummer..........................................      130,800
Boomershine Nissan..........................................      210,000
Boomershine Mitsubishi......................................      180,000

     Each of these leases requires the respective lessees to pay the taxes, insurance and maintenance expenses related to the applicable leased property.

     Wade Ford, Inc. leases one of the two parcels of real property on which its dealership is located (the "Wade Lease"), and Wade Ford Buford, Inc. leases the parcel on which its dealership is located (the "Wade Buford Lease"), from Mr. Alan K. Arnold, who is a director of the Company. The other parcel on which Wade Ford, Inc.'s dealership is located is owned by an unaffiliated third party. The Wade Lease annual rental payments during Wade Ford, Inc.'s last fiscal year were $420,000, and the Wade Buford Lease annual rental payments during Wade Ford Buford, Inc.'s last fiscal year were $240,000. Both leases require the respective subsidiaries to pay the taxes, insurance and maintenance expenses related to the leased property.

     Robertson Oldsmobile-Cadillac, Inc. leases the real property on which its dealerships are located from Mr. E. Moss Robertson, Jr., who is the son-in-law of Mr. Walter M. Boomershine, Jr., the Chairman of the Board and Senior Vice President of the Company. Prior to the Offering, the annual rental payments under the lease were $180,000 for 1997 and $149,600 for 1996. As part of the Acquisition, Mr. Robertson and the Company have agreed to replace the existing lease with a new lease agreement, pursuant to which the annual rental payment of said lease will be $204,000 for the first and second lease years, $216,000 for the third through fifth lease years, and $240,000 beginning with the sixth lease year and thereafter until the end of the initial term of the lease. The lease also requires Robertson Oldsmobile-Cadillac, Inc. to pay the taxes, insurance and maintenance expenses related to the leased property.

CERTAIN BUSINESS RELATIONSHIPS

     In connection with the South Financial Acquisition, the Company borrowed the sum of $4.5 million from WINCO I, L.P., a limited partnership controlled by Walter M. Boomershine, Jr. and owned by Walter M. Boomershine and his family. This loan was made pursuant to a promissory note which matures on July 7, 1998 and carries an interest rate equal to the prime rate of interest announced by NationsBank, N.A. from time to time. The Company has the option to refinance the loan for an additional term of five years subsequent to said maturity date, at an interest rate to 8% per annum, using a 20-year amortization.

     For additional information concerning related party transactions of the Company, see the notes to the Combined and Consolidated Financial Statements of the Company. For the businesses being acquired in the Acquisitions, see "The Acquisitions" and the notes to the historical financial statements for each respective acquired business in this Prospectus, and for the business being acquired in the Merger, see "The Merger."

PROMISSORY NOTES

     On April 22, 1998, the Company's Board of Directors granted to Messrs. Gundeck, Yancey, Whicker and Brown, each of whom is an executive officer of the Company, the right to purchase shares of common stock of the Company at a price of $8.00 per share. Messrs. Gundeck, Yancey, Whicker and Brown elected to purchase 63,640, 111,081, 64,465 and 10,016 shares of common stock of the Company, respectively (collectively, the "Executive Shares"), and each executed a five-year promissory note in favor of the Company (collectively, the "Executive Notes") in the principal amounts of $509,120, $888,648, $515,720 and $80,128, respectively. The Executive Notes, which bear interest at a rate of 8% per annum, require annual payments of interest and a single payment of the entire principal balance at the end of the five-year term.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of (i) 450,000,000 shares of common stock, $0.001 par value, and (ii) 50,000,000 shares of preferred stock, $0.001 par value. Upon completion of this Offering, the Company will have 10,933,614 outstanding shares of common stock (assuming the Underwriters' over-allotment option is not exercised) and no outstanding shares of preferred stock.

     The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and Georgia law. Reference is made to such exhibit and Georgia law for a detailed description of the provisions thereof summarized below.

COMMON STOCK

     As of April 30, 1998, there were 255,202 shares of common stock outstanding held of record by four shareholders, and options to purchase an aggregate of 1,280,000 shares of common stock were outstanding, none of which was exercisable as of April 30, 1998. After giving effect to the sale of 5,500,000 shares of common stock by the Company in this Offering, there will be 10,933,614 shares outstanding (11,758,614 if the Underwriter's over-allotment option is exercised in full). Holders of common stock have one vote per share on all matters submitted to a vote of the shareholders of the Company, including with respect to the election of directors.

     Subject to the prior rights of holders of preferred stock, if any, holders of the common stock are entitled to receive ratably such dividends, if any, as are declared by the Company's Board of Directors out of funds legally available for that purpose. However, as discussed under "Dividend Policy," the Company currently does not intend to pay any cash dividends. Shareholders of the Company have no preemptive or other rights to subscribe for additional shares. In the event of the liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets available for distribution to holders of common stock after payment in full of creditors and any rights of preferred shareholders. No shares of any class of common stock are subject to a redemption or a sinking fund. All outstanding shares of common stock are, and all shares offered by this Prospectus will be, when sold, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Articles authorize the Board of Directors to issue up to 50,000,000 shares of preferred stock in one or more series and to establish such designations and relative voting, dividend, liquidation, conversion, redemption, liquidation and other rights, preferences and limitations as the Board of Directors may determine without any further approval of the shareholders of the Company. The issuance of preferred stock by the Board of Directors, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a person or group to gain control of the Company. See "Risk Factors -- Anti-Takeover Provisions." The issuance of any series of preferred stock, and the relative designations, rights, preferences and limitations of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then-existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of preferred stock. At the date of this Prospectus, no shares of preferred stock are outstanding and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

WARRANTS

     On March 13, 1998, the Company granted warrants to purchase 50,000 shares of common stock to Tatum CFO Partners, L.P. in consideration for certain financial and accounting consulting services rendered in connection with this Offering. These warrants vest equally on a quarterly basis at 8,333 shares per quarter, and have an exercise price of $8.00 per share. As of the date of this Prospectus, 16,666 shares of common stock underlying these warrants are immediately exercisable and the remaining warrants will vest ratably on a quarterly basis over the next year. These warrants will expire, if not exercised, 10 years after the date on which they are granted.

REGISTRATION RIGHTS AND STOCK PRICE PROTECTION

     As part of the Acquisitions, the Company entered into a registration rights agreement with the selling shareholders of Wade Ford, Inc. and Wade Ford Buford, Inc. (collectively, "Wade Ford") and the sole shareholder of Robertson Oldsmobile-Cadillac, Inc. (each, a "Registration Rights Agreement" and collectively, the "Registration Rights Agreements"). Subject to certain limitations, the Registration Rights Agreements provide said shareholders with certain piggyback registration rights that permit them to have their shares of unregistered common stock, as selling security holders, included in any registration statement pertaining to the registration of the Company's common stock for issuance by the Company or for resale by other selling security holders, with the exception of initial public offerings of the common stock, registrations relating solely to employee benefits plans and registrations relating solely to a transaction pursuant to Rule 145 under the Securities Act. These registration rights will be limited or restricted to the extent an underwriter of an offering, if an underwritten offering, or the Company's Board of Directors, if not an underwritten offering, determines that the amount of the common stock to be registered pursuant to any Registration Rights Agreement would not permit the sale of the registered common stock in the quantity and at the price originally sought by the Company or the original selling security holders, as the case may be. Additionally, the Company has contractually agreed to provide certain price protection to the unregistered common stock of the Company (the "Price Protection Stock") that will be provided by the Company to the selling shareholders of Wade Ford and Day's Chevrolet. With respect to the Price Protection Stock, in the event the price of the Price Protection Stock on the first anniversary (in the case of the Wade Ford Price Protection Stock) or the second anniversary (in the case of the Day's Chevrolet, Inc. Price Protection Stock) after the consummation of the Offering is less than the price of said stock on the date of the Offering, the Company will compensate the applicable shareholders for such deficiency in cash or by issuing additional shares of unregistered (in the case of Wade Ford Price Protection Stock) or registered (in the case of the Day's Chevrolet, Inc. Price Protection Stock) common stock.

GEORGIA LAW, CERTAIN ARTICLES AND BYLAW PROVISIONS AND CERTAIN FRANCHISE AGREEMENT PROVISIONS

     Certain provisions of Georgia Law and of the Company's Articles and Bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders unless the takeover or change of control is approved by the Company's Board of Directors. Such provisions may also make the removal of directors and management more difficult.

     Georgia Anti-takeover Law. The GBCC restricts certain business combinations with "interested shareholders" (as defined below) (the "Business Combination Statute"), and contains fair price requirements applicable to certain mergers with certain interested shareholders (the "Fair Price Statute"). In accordance with the provisions of these statutes, the Company must elect in its Bylaws to be covered by the restrictions imposed by these statutes. The Company has elected to be covered by such restrictions in its Bylaws, and this bylaw provision may only be repealed upon a vote of at least two-thirds of continuing directors and a majority of the voting shares of the Company. Furthermore, shareholders may amend or repeal the Company's Bylaws or adopt new Bylaws (even though these Bylaws may also be amended or repealed by the Board of Directors).

     The Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an interested shareholder of the corporation, unless either: (i) the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder; or (ii) the acquiror became the owner of at least 90% of the outstanding voting shares of the corporation (excluding any shares held be certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of the Business Combination Statute and the Fair Price Statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder.

     The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if: (i) certain "fair price" criteria are satisfied; (ii) the business combination is unanimously approved by the continuing directors; (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder; or
(iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any 12-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

     Classified Board of Directors. The Company's Articles and Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year, and it will take at least two meetings of the Company's shareholders in order to change the majority of the directors. Classification of the Board of Directors increases the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for the Company. Moreover, in order to remove a Director without cause, the Articles of Incorporation require the vote of at least eighty percent of the eligible shares; removal for cause requires the vote of a majority of eligible shares. Director's positions that become vacant as a result of a removal by the shareholders may be filled by the shareholders, or, if authorized by the shareholders, by a majority vote of the Board of Directors. Director's positions that become vacant due to the death, resignation or retirement of a Director may be filled by a majority vote of the remaining Directors. This above-referenced provision may preclude or hinder shareholders of the Company from removing incumbent directors without cause, simultaneously gaining control of the Board of Directors by filing the vacancies with their own nominees. See "Management -- Executive Officers and Directors; Key Personnel."

     Special Meetings of Shareholders. The Company's Articles and Bylaws provide that special meetings of shareholders may be called only by the Chairman or Chief Executive Officer of the Company, or by a majority vote of the Board of Directors of the Company. These provisions may make it more difficult for shareholders to take action opposed by the Board of Directors.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Company's Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or a special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to, or mailed and received at, the principal executive office of the Company at least sixty (60) days prior to the date of such annual or special meeting. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

     Restrictions under Franchise Agreements. The manufacturers' agreements relating to public companies impose various restrictions on the transfer of the common stock. A number of manufacturers prohibit transactions which affect changes in management control of the Company. For instance, Ford may cause the Company to sell or resign from its Ford franchises if any person or entity acquires 15% or more of the Company's voting securities. Likewise, GM, Toyota and Nissan may force the sale of their respective franchises if 20% or more of the Company's voting securities are so acquired. Chrysler also generally approves of the public sale of only 50% of the common stock of a public company and requires prior approval of any future sales that would result in a change in voting or managerial control of such a public company. All or some of the restrictions may apply to the Company once the Company reaches an agreement with each respective manufacturer. Such restrictions may prevent or deter prospective acquirors from obtaining control of the Company. See "Risk Factors -- Stock Ownership/Issuance Limits; Limitation on Ability to Issue Additional Equity" and "Business -- Relationships with Manufacturers."

LISTING

     The Company will apply for quotation of the common stock on the Nasdaq National Market under the symbol "SBLT."

TRANSFER AGENT AND REGISTRAR

     The Company has appointed                as the transfer agent and
registrar for the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 10,933,614 shares of common stock (assuming no exercise of the Underwriters' over-allotment option). All of such shares will be freely transferable and may be resold without further registration under the Securities Act; except for any shares held by an "affiliate" of the Company (as that term is defined in Rule
144), any shares received by any shareholders in connection with any of the Acquisitions or the Merger and any shares issued to officers of the Company pursuant to certain employment contracts, which shares will be subject to the resale limitations of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year may, under certain circumstances, resell within any three-month period, such number of shares as does not exceed the greater of one percent of the then-outstanding shares of common stock or the average weekly trading volume of common stock during the four calendar weeks prior to such resale. Rule 144 also permits, under certain circumstances, the resale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. In addition, holding periods of successive non-affiliate owners are aggregated for purposes of determining compliance with these one- and two-year holding period requirements. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, notice of sale, and availability of current public information about the Company. The Company has reserved for issuance 1,597,000 shares of common stock, which underlie options granted under the Company's Incentive Stock Plan, and 50,000 shares of common stock, which underlie warrants issued to a consulting firm, and the Company intends to file a registration statement on Form S-8 with the Commission following completion of this Offering to register the shares of the common stock issuable under the Incentive Stock Plan and the consultant warrants.

     The availability of shares for sale or actual sales under Rule 144 and the Form S-8 registration statement and the perception that such shares may be sold may have a material adverse effect on the market price of the common stock. Sales under Rule 144 and the Form S-8 registration statement also could impair the Company's ability to market additional equity securities. Additionally, the Company has entered into the Registration Rights Agreement with the shareholders of Wade Ford, Inc., Wade Ford Buford, Inc. and Robertson Oldsmobile-Cadillac, Inc., which provides piggyback registration rights with respect to all of the shares of common stock that the selling shareholders in said acquisition will receive. For further information regarding the Registration Rights Agreement, see "Description of Capital Stock -- Registration Rights and Stock Price Protection."

     The Company, its executive officers and directors and holders of more that two percent (2%) of the common stock have agreed, subject to certain exceptions, not, directly or indirectly, to: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option to purchase, right or warrant to purchase, or otherwise transfer or dispose of any common stock or securities convertible into or exchangeable or exercisable for common stock or file a registration statement under the Securities Act with respect to the foregoing; or (ii) enter into any swap or other agreement or transaction that transfers, in whole or part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise, for 180 days from the date of this Prospectus without the prior written consent of the Underwriter; provided that the Company may sell shares of common stock to a third party as consideration for the Company's acquisition from such third party of an automobile dealership, so long as such third party executes a lock up agreement on substantially the same terms described above for a period expiring 180 days after the date of this Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representative Raymond James & Associates, Inc. (the "Representative"), have severally agreed to purchase from the Company the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Raymond James & Associates, Inc.............................

                                                               -------
          Total.............................................
                                                               =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are purchased.

     The Underwriters, through the Representative, propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price that represents a concession not in excess of $          per share under
the public offering price. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $          per share to certain other
dealers. The Representative has advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted the Underwriters an option exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 825,000 additional shares of common stock, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof as the number of shares of common stock to be purchased by them shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise their option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

     The Company has agreed to indemnify the Underwriters against, or to contribute to, losses arising out of certain liabilities in connection with this Offering, including liabilities under the Securities Act.

     At the request of the Company, the Underwriters have reserved for sale, at
the initial public offering price, up to           shares of common stock to be
sold and offered hereby by the Company to certain employees and customers of the Company and other persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of common stock for a period of 180 days after the date of this Prospectus.

     The Company, its executive officers and directors, and holders of more than two percent (2%) of the common stock prior to the consummation of the Offering, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer any shares of common stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, common stock for a period of 180 days following the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc., other than, in the case of the Company, the issuance of options to purchase common stock or shares of common stock issuable upon the exercise thereof, issuance of common stock in connection with the Wade Acquisition, the Day's Chevrolet Acquisition, the Jay Acquisition or the Robertson Acquisition and other issuances of capital stock of the Company in connection with other acquisitions, provided such shares of common stock issued upon the exercise of options and such shares of capital stock issued in connection with any such other acquisitions shall not be transferable prior to the end of the aforesaid 180-day period. Raymond James & Associates, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements.

     Prior to this Offering, there has been no public market for the common stock of the Company. The initial public offering price the common stock will be determined by negotiation between the Company and the Representative. Among the factors to be considered in such negotiations are prevailing market conditions, the value of publicly traded companies believed to be comparable to the Company, the results of operations of the Company in recent periods, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     The Representative, acting on behalf of the Underwriters, may over-allot the shares offered hereby and, during the course of this Offering, may engage in stabilizing and syndicate short covering and may impose a penalty bid on members of the Offering syndicate. Over-allotment involves sales of shares in excess of the total number being offered, thereby creating a syndicate short position. Stabilizing involves a bid by the syndicate to purchase shares in the open market at a specified price, which may not exceed the public offering price and may be decreased but not increased. Syndicate short covering involves open market purchases of shares to cover all or a portion of the syndicate short position created by over-allotments. A penalty bid permits the Representative to reclaim selling concessions from a syndicate member when shares sold by that member in the Offering are purchased by the Representative in the open market to cover a syndicate short position or pursuant to a stabilizing bid. All of these activities may cause the market price of the common stock to be higher than otherwise might be the case in the absence of these activities. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The foregoing includes a summary of certain principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement that is on file as an exhibit to the Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act and filed by the Company with the Commission with respect to the shares of common stock offered hereby, of which this Prospectus is a part.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Schnader Harrison Segal & Lewis LLP, Atlanta, Georgia. Troutman Sanders LLP, Atlanta, Georgia, has served as counsel to the Underwriters in connection with this Offering.

                                    EXPERTS

     The financial statements of Sunbelt Automotive Group, Inc. at December 31, 1997 and for the period from December 17, 1997 (inception) to December 31, 1997, the consolidated financial statements of Boomershine Automotive Group, Inc. and Subsidiaries at June 30, 1996 and 1997 and the three years in the period ended June 30, 1997, the financial statements of Jay Automotive Group, Inc. at December 31, 1996 and 1997 and the three years in the period ended December 31, 1997, the financial statements of Grindstaff, Inc. at December 31, 1996 and 1997 and the three years in the period ended December 31, 1997, the financial statements of Day's Chevrolet, Inc. at December 31, 1996 and 1997 and the years then ended, and the financial statements of Robertson Oldsmobile-Cadillac, Inc. at December 31, 1996 and 1997 and the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The combined financial statements of Wade Ford, Inc. and Wade Ford Buford, Inc., at December 31, 1996 and 1997 and the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Pyke & Pierce, Certified Public Accountants, LLP, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial statements of South Financial Corporation at December 31, 1996 and 1997 and the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Davis Monk & Company, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of common stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other documents are not necessarily complete, and, in each such instance, reference is made to the copy of the contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference thereto. The Registration Statement, together with its exhibits and schedules, may be inspected at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, NY 10048, and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the Commission. The Commission also maintains a Website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is not currently subject to the periodic reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offering, the Company will be required to file reports and other information with the Commission pursuant to the requirements of the Exchange Act. Such reports and other information may be obtained from the Commission's Public Reference Section and copied at the public reference facilities and regional offices referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SUNBELT AUTOMOTIVE GROUP, INC.
Report of Independent Auditors..............................   F-3
Financial Statements:
  Balance Sheet.............................................   F-4
  Statement of Operations...................................   F-5
  Statement of Shareholders' Equity.........................   F-6
  Statement of Cash Flows...................................   F-7
  Notes to Financial Statements.............................   F-8
BOOMERSHINE AUTOMOTIVE GROUP, INC.
Report of Independent Auditors..............................  F-11
Consolidated Financial Statements:
  Consolidated Balance Sheets...............................  F-12
  Consolidated Statements of Operations and Changes in
     Retained Earnings......................................  F-13
  Consolidated Statements of Cash Flows.....................  F-14
  Notes to Consolidated Financial Statements................  F-15
JAY AUTOMOTIVE GROUP, INC.
Report of Independent Auditors..............................  F-23
Financial Statements:
  Balance Sheets............................................  F-24
  Statements of Income......................................  F-25
  Statements of Cash Flows..................................  F-26
  Notes to Financial Statements.............................  F-27
GRINDSTAFF, INC.
Report of Independent Auditors..............................  F-34
Financial Statements:
  Balance Sheets............................................  F-35
  Statements of Operations..................................  F-36
  Statements of Stockholders' Equity........................  F-37
  Statements of Cash Flows..................................  F-38
  Notes to Financial Statements.............................  F-39
WADE FORD, INC. AND WADE FORD BUFORD, INC.
Independent Auditor's Report................................  F-45
Combined Financial Statements:
  Combined Balance Sheets...................................  F-46
  Combined Statements of Income and Retained Earnings.......  F-47
  Combined Statements of Cash Flows.........................  F-48
  Notes to Combined Financial Statements....................  F-49
ROBERTSON OLDSMOBILE-CADILLAC, INC.
Report of Independent Auditors..............................  F-55
Financial Statements:
  Balance Sheets............................................  F-56
  Statements of Income and Changes in Retained Earnings.....  F-57
  Statements of Cash Flows..................................  F-58
  Notes to Financial Statements.............................  F-59

                                                              PAGE
                                                              ----
DAY'S CHEVROLET, INC.
Report of Independent Auditors..............................  F-65
Financial Statements:
  Balance Sheets............................................  F-66
  Statements of Income and Changes in Retained Earnings.....  F-67
  Statements of Cash Flows..................................  F-68
  Notes to Financial Statements.............................  F-69
SOUTH FINANCIAL CORPORATION
Independent Auditors' Report................................  F-74
Financial Statements:
  Balance Sheets............................................  F-75
  Statements of Operations and Retained Earnings............  F-76
  Statements of Cash Flows..................................  F-77
  Notes to Financial Statements.............................  F-78

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Sunbelt Automotive Group, Inc.

     We have audited the accompanying balance sheet of Sunbelt Automotive Group, Inc. as of December 31, 1997, and the related statements of operations, shareholders' equity and cash flows for the period from December 17, 1997 (date of inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunbelt Automotive Group, Inc. at December 31, 1997, and the results of its operations and its cash flows for the period from December 17, 1997 (date of inception) through December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP

Atlanta, Georgia
April 28, 1998

                         SUNBELT AUTOMOTIVE GROUP, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1997

                               ASSETS
Cash........................................................  $3,000
                                                              ------
                                                              $3,000
                                                              ======

                        SHAREHOLDERS' EQUITY
Common stock, $0.001 par value, 450,000,000 shares
  authorized, 6,000 shares issued and outstanding...........  $    6
Preferred stock, $0.001 par value, 50,000,000 shares
  authorized, none issued and outstanding...................      --
Additional paid in capital..................................   2,994
Retained earnings...........................................      --
                                                              ------
          Total shareholders' equity........................   3,000
                                                              ------
                                                              $3,000
                                                              ======

                            See accompanying notes.

                         SUNBELT AUTOMOTIVE GROUP, INC.

                            STATEMENT OF OPERATIONS
  PERIOD FROM DECEMBER 17, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997

Revenues:
  Vehicle sales.............................................  $    --
  Parts and service.........................................       --
  Finance, commission and other revenues, net...............       --
                                                              -------
Cost of sales:
  Vehicle sales.............................................       --
  Parts and service.........................................       --
                                                              -------
Gross profit................................................       --
Selling, general and administrative.........................       --
                                                              -------
Income from operations......................................       --
Interest expense............................................       --
Interest income.............................................       --
Other income, net...........................................       --
                                                              -------
Income before income taxes..................................       --
Income taxes................................................       --
                                                              -------
Net income..................................................  $    --
                                                              =======

                            See accompanying notes.

                         SUNBELT AUTOMOTIVE GROUP, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY
  PERIOD FROM DECEMBER 17, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997

                                 COMMON STOCK     PREFERRED STOCK                                    TOTAL
                                ---------------   ---------------   ADDITIONAL PAID   RETAINED   SHAREHOLDERS'
                                SHARES   AMOUNT   SHARES   AMOUNT     IN CAPITAL      EARNINGS      EQUITY
                                ------   ------   ------   ------   ---------------   --------   -------------
December 17, 1997 (date of
  inception)..................     --    $   --       --   $   --       $   --         $   --       $   --
Issuance of common stock......  6,000         6       --       --        2,994             --        3,000
                                -----    ------   ------   ------       ------         ------       ------
December 31,1997..............  6,000    $    6       --   $   --       $2,994         $   --       $3,000
                                =====    ======   ======   ======       ======         ======       ======

                            See accompanying notes.

                         SUNBELT AUTOMOTIVE GROUP, INC.

                            STATEMENT OF CASH FLOWS
  PERIOD FROM DECEMBER 17, 1997 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1997

OPERATING ACTIVITIES
Net income..................................................  $   --
FINANCING ACTIVITIES
Proceeds from issuance of common stock......................   3,000
                                                              ------
Net cash provided by financing activities...................   3,000
                                                              ------
Increase in cash............................................   3,000
Cash at beginning of the period.............................      --
                                                              ------
Cash at end of the period...................................  $3,000
                                                              ======

                            See accompanying notes.

                         SUNBELT AUTOMOTIVE GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Organization and Nature of Business

     Sunbelt Automotive Group, Inc. (a Georgia corporation) ("SAG" or the "Company"), was founded on December 17, 1997 to become a leading operator and consolidator in the automotive retailing industry. The Company intends to acquire twenty-one automobile dealerships and related businesses which are currently owned by eight dealership and other business groups located in Georgia, North Carolina and Tennessee (the "Founding Groups") (the "Acquisitions"), complete an initial public offering (the "Offering") of its common stock and, subsequent to the Offering, continue to acquire, through merger or purchase, similar companies to geographically expand its operations.

     The Company has not conducted any operations, and all activities to date relate to the Acquisitions. There is no assurance that the Acquisitions discussed below will be completed and that SAG will be able to generate future operating revenues. Funding for the Company, to date, has been provided primarily by Boomershine Automotive Group, Inc. ("BAG"), a member of the Founding Groups. SAG is dependent upon the Offering to fund the amounts due to BAG and future operations. In the event that the Offering is not completed, SAG will pursue alternative sources of funding in order to meet its current obligations.

  Major Suppliers and Franchise Agreements

     The Founding Groups purchase substantially all of their new vehicles and parts inventory from various automobile manufacturers/distributors at the prevailing prices charged by the manufacturers/distributors to all franchise dealers. SAG's sales volume subsequent to the Acquisitions could be adversely impacted by the manufacturers' inability to supply the dealerships with an adequate supply of popular models or as a result of an unfavorable allocation of vehicles by the manufacturers.

     The dealer franchise agreements contain provisions, which may limit changes in dealership management and ownership, place certain restrictions on the dealerships (such as minimum net worth requirements) and which also provide for termination of the franchise agreement by the manufacturers in certain instances. Subsequent to the Acquisitions, SAG's ability to acquire additional franchises from a particular manufacturer may be limited due to certain restrictions imposed by manufacturers and the acquisition of the Company's stock by third parties may be limited by the terms of the franchise agreement.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Income Taxes

     The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled.

                         SUNBELT AUTOMOTIVE GROUP, INC.

2.  PROPOSED ACQUISITIONS BY SAG

     SAG has signed definitive agreements to acquire seven dealership groups and related businesses consisting of twenty-one automobile dealerships and related businesses. The Founding Groups are as follows:

Boomershine Group..........  Consisting of -- Boomershine Pontiac-GMC-Buick,
                             Inc., Boomershine Automobile Company, Boomershine Ford, Inc., Boomershine Isuzu, Inc., Boomershine Services, Inc., Boomershine North Cobb, Inc., d/b/a Boomershine Mitsubishi and Commerce Credit Corporation, Thompson Automotive Group, Inc., d/b/a Boomershine Honda, Boomershine Collision Centers, Inc., South Financial Corporation

Day Group..................  Consisting of -- Day's Chevrolet, Inc.

Grindstaff Group...........  Consisting of -- Grindstaff Chevrolet, Chrysler,
                             Plymouth, Dodge

Holt Group.................  Consisting of -- Hones, Inc. d/b/a Bill Holt Ford
                             Mercury

Jay Group..................  Consisting of -- Jay Pontiac-Buick-GMC, Inc., Jay
                             Automotive Group II, Inc. d/b/a Jay Toyota, Jay Automotive Group V, Inc. d/b/a Jay Mazda

Roberston Group............  Consisting of -- Robertson Oldsmobile-Cadillac,
                             Inc. d/b/a Moss Robertson Mazda and Moss Robertson Isuzu

Wade Group.................  Consisting of -- Wade Ford, Inc. and Wade Ford
                             Buford, Inc.

     The aggregate consideration that will be paid by SAG to acquire the Founding Group is approximately $57 million in cash or promissory notes and 5,178,412 shares of SAG common stock (based on an assumed initial public offering price of $11 per share, the midpoint of the estimated initial public offering price range).

     The following sets forth the consideration to be paid to each of the Founding Groups:

                                                                 PROMISSORY
                                                      SHARES       NOTES         CASH
                                                      ------     ----------      ----
Boomershine Group..................................  4,251,139   $  932,000   $ 5,425,000
Day Group..........................................    527,273           --     5,589,000
Grindstaff Group...................................         --           --     9,122,000
Holt Group.........................................         --           --       750,000
Jay Group..........................................         --    4,000,000    12,000,000
Roberston Group....................................     36,364           --     7,711,000
Wade Group.........................................    363,636           --    11,904,000
                                                     ---------   ----------   -----------
                                                     5,178,412   $4,932,000   $52,501,000
                                                     =========   ==========   ===========

     The Boomershine Group acquisition will be accounted for as the equivalent of a pooling of interest as the Company and the Boomershine Group have common ownership. The remaining acquisitions will be accounted for as purchases with excess of purchase price over fair value of assets acquired of approximately $42 million.

3.  GOVERNMENTAL REGULATION

     Substantially all of the Founding Group's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current

                         SUNBELT AUTOMOTIVE GROUP, INC.

practices and procedures of the control and disposition of such wastes comply with applicable federal and state requirements.

4.  SUBSEQUENT EVENTS

  Stock Option Plan

     Effective January 2, 1998, the Company adopted the Sunbelt Automotive Group, Inc. 1997 & 1998 Incentive Stock Plan (the "Plan"). The Plan provides for a committee (the "Committee") of non-employee members of the Board of Directors to grant incentive stock options to any director, officer, employee or consultant of the Company or any of its subsidiaries. The exercise price of the options granted under the Plan shall be established by the Committee on or prior to the date of issuance of the options. Options granted under the Plan vest in accordance with vesting schedules established by the Committee at the time of the Grant. The Company intends to adopt the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) to account for the Plan's transactions.

     On January 8, 1998, the Committee granted 425,000 options to certain of the Company's officers. At such time, the Committee granted the forgoing options with a $6.27 per share exercise price, based on a third-party valuation performed on the market value of the Company's Common Stock on the date of grant.

     In April 1998, the Committee granted 855,000 options to certain of the Company's officers. At such time, the Committee granted the forgoing options with an $8.00 per share exercise price, based on a third-party valuation performed on the market value of the Company's Common Stock on the date of grant.

     Additionally, in April 1998, the Committee granted 315,000 options to certain of the Company's officers and management. The option grant is conditioned upon the effectiveness of the Offering. The exercise price will be the initial public offering price for the Company's Common Stock.

  Common Stock Issuance

     In April 1998, the Board of Directors of the Company approved the issuance of 249,202 shares of Common Stock to certain of the Company's officers. The shares were issued at $8.00 per share, the fair value at the date of issuance. The consideration for the Common Stock issuance were notes payable to the Company by the officers. The notes payable are due in five years and bear interest of 8% per year. The notes will be reflected as a reduction of shareholder's equity until repaid in full.

  Warrants

     During 1998, the Company granted warrants to purchase 50,000 shares of common stock to an outside consultant in consideration for certain financial and accounting consulting services rendered in connection with the Offering. These warrants vest over a specified period of time and become exercisable upon the completion of the Offering at an exercise price of $8.00 per share. The warrants expire, if not exercised within a specified period from the date of grant.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Boomershine Automotive Group, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Boomershine Automotive Group, Inc. and Subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of operations and changes in retained earnings and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boomershine Automotive Group, Inc. and Subsidiaries at June 30, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
January 30, 1998

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 30,
                                                          -------------------------   DECEMBER 31,
                                                             1996          1997           1997
                                                          -----------   -----------   ------------
                                                                                      (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.............................  $ 4,998,408   $ 4,556,291   $ 6,349,162
  Accounts receivable, net..............................    7,701,302     5,267,834     5,115,858
  Inventories...........................................   44,668,695    33,591,145    36,957,219
  Prepaid expenses and other current assets.............      341,774       259,289     1,484,472
  Refundable income taxes...............................      270,920       454,459        28,368
  Deferred income taxes.................................      766,591       512,945       754,320
                                                          -----------   -----------   -----------
          Total current assets..........................   58,747,690    44,641,963    50,689,399
Property and equipment, net.............................    4,187,891     3,962,564     4,251,510
Deferred income taxes...................................      101,461        54,303        24,100
Intangible assets, net..................................      784,643       718,738     2,481,393
Other assets............................................      264,376       332,171       453,009
                                                          -----------   -----------   -----------
                                                          $64,086,061   $49,709,739   $57,899,411
                                                          ===========   ===========   ===========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable..............................  $49,439,711   $36,798,078   $43,587,955
  Notes payable -- affiliates...........................    3,457,215     3,299,926     2,833,567
  Accrued liabilities...................................    4,406,168     2,905,053     2,208,024
  Accounts payable......................................    1,320,431     1,677,447     2,269,225
  Current maturities of long-term debt..................       98,333        38,333     1,277,979
                                                          -----------   -----------   -----------
          Total current liabilities.....................   58,721,858    44,718,837    52,176,750
Long-term debt, less current maturities.................      523,889       482,362       877,866
Other liabilities.......................................      283,803       309,719       309,719
Stockholders' equity:
  Class A voting common stock, no par value, 500,000
     shares authorized, 3,600 shares issued and
     outstanding........................................      198,686       198,686       198,686
  Class B non-voting common stock, no par value, 500,000
     shares authorized, 68,400 shares issued and
     outstanding........................................    3,775,018     3,775,018     3,775,018
  Retained earnings.....................................      582,807       225,117       561,372
                                                          -----------   -----------   -----------
          Total stockholders' equity....................    4,556,511     4,198,821     4,535,076
                                                          -----------   -----------   -----------
                                                          $64,086,061   $49,709,739   $57,899,411
                                                          ===========   ===========   ===========

                            See accompanying notes.

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

                                                                                         SIX MONTHS ENDED
                                                  YEAR ENDED JUNE 30,                      DECEMBER 31,
                                       ------------------------------------------   ---------------------------
                                           1995           1996           1997           1996           1997
                                       ------------   ------------   ------------   ------------   ------------
                                                                                            (UNAUDITED)
Revenues:
  Vehicle sales......................  $214,001,989   $230,851,161   $214,435,923   $105,998,128   $ 98,552,360
  Parts and service..................    19,223,080     23,763,491     24,636,720     11,548,943     12,876,370
  Finance, commission and other
    revenues, net....................     3,855,623      4,219,077      5,339,652      3,093,484      2,669,237
                                       ------------   ------------   ------------   ------------   ------------
                                        237,080,692    258,833,729    244,412,295    120,640,555    114,097,967
Cost of sales:
  Vehicle sales......................   204,004,105    221,379,852    204,701,393    101,828,024     93,803,689
  Parts and service..................    10,816,132     11,553,747     15,018,056      6,618,936      7,557,620
                                       ------------   ------------   ------------   ------------   ------------
                                        214,820,237    232,933,599    219,719,449    108,446,960    101,361,309
                                       ------------   ------------   ------------   ------------   ------------
Gross profit.........................    22,260,455     25,900,130     24,692,846     12,193,595     12,736,658
Selling, general and
  administrative.....................    20,332,772     24,769,911     23,151,867     11,625,465     11,539,357
                                       ------------   ------------   ------------   ------------   ------------
Income from operations...............     1,927,683      1,130,219      1,540,979        568,130      1,197,301
Interest expense.....................     1,436,394      1,774,285      2,230,144      1,183,526        721,398
Interest income......................       218,607        181,318        119,706         63,898        104,555
Other income (expense), net..........        60,606         12,585         44,303        (43,191)       (29,284)
                                       ------------   ------------   ------------   ------------   ------------
Income (loss) before taxes...........       770,502       (450,163)      (525,156)      (594,689)       551,174
Income tax (expense) benefit.........      (292,221)       133,545        167,466        221,073       (214,919)
                                       ------------   ------------   ------------   ------------   ------------
         Net income (loss)...........       478,281       (316,618)      (357,690)      (373,616)       336,255
Retained earnings at beginning of
  period.............................       421,144        899,425        582,807        582,807        225,117
                                       ------------   ------------   ------------   ------------   ------------
Retained earnings at end of period...  $    899,425   $    582,807   $    225,117   $    209,191   $    561,372
                                       ============   ============   ============   ============   ============

                            See accompanying notes.

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          SIX MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                    DECEMBER 31,
                                          -----------------------------------------   -------------------------
                                              1995          1996           1997          1996          1997
                                          ------------   -----------   ------------   -----------   -----------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......................  $    478,281   $  (316,618)  $   (357,690)  $  (373,616)  $   336,255
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation and amortization.........       382,828       556,034        823,575       416,026       408,577
  Amortization of intangible assets.....        22,788        44,223         65,905        35,452        30,453
  Deferred income taxes.................      (386,533)      (82,510)       300,804       150,400      (211,172)
  Loss on sale of property and
    equipment...........................           187         2,747         14,268            --            --
  Changes in assets and liabilities:
    Accounts receivable, net............    (4,747,808)    2,140,834      2,433,468     2,106,781       245,317
    Inventories.........................   (19,461,780)     (576,845)    11,077,550     5,280,616    (3,292,333)
    Prepaid expenses and other assets...       123,684         2,520         82,485       (88,045)   (1,115,220)
    Floor plan notes payable............    25,160,314     2,823,261    (12,641,633)   (4,062,473)    6,789,877
    Accounts payable and accrued
      liabilities.......................     2,257,945      (283,535)    (1,144,099)   (1,983,482)     (353,623)
    Income taxes........................       253,691      (270,920)      (183,539)     (371,477)      426,091
    Other assets and liabilities........       113,541      (525,822)       (41,879)     (315,317)     (120,838)
                                          ------------   -----------   ------------   -----------   -----------
         Net cash provided by operating
           activities...................     4,197,138     3,513,369        429,215       794,865     3,143,384
INVESTING ACTIVITIES
Purchases of property and equipment.....    (1,715,385)   (2,450,747)      (808,516)     (967,661)     (296,072)
Cost of acquisitions....................    (1,281,376)   (2,107,458)            --            --      (775,000)
Proceeds on disposal of property and
  equipment.............................       256,413       319,913        196,000       386,521       202,891
                                          ------------   -----------   ------------   -----------   -----------
         Net cash used in investing
           activities...................    (2,740,348)   (4,238,292)      (612,516)     (581,140)     (868,181)
FINANCING ACTIVITIES
Principal payments on notes payable --
  affiliates, net.......................       259,064       691,953       (157,289)       80,717      (466,359)
Borrowings of long-term debt............       600,000            --             --            --            --
Principal payments on long-term debt....       (60,000)     (682,778)      (101,527)      (42,361)      (15,973)
                                          ------------   -----------   ------------   -----------   -----------
         Net cash provided by (used in)
           financing activities.........       799,064         9,175       (258,816)       38,356      (482,332)
                                          ------------   -----------   ------------   -----------   -----------
Change in cash and cash equivalents.....     2,255,854      (715,748)      (442,117)      252,081     1,792,871
Cash and cash equivalents at beginning
  of the period.........................     3,458,302     5,714,156      4,998,408     4,998,408     4,556,291
                                          ------------   -----------   ------------   -----------   -----------
Cash and cash equivalents at end of the
  period................................  $  5,714,156   $ 4,998,408   $  4,556,291   $ 5,250,489   $ 6,349,162
                                          ============   ===========   ============   ===========   ===========

                            See accompanying notes.

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 1996 AND 1997

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

     Boomershine Automotive Group, Inc. and Subsidiaries (the Company) is principally engaged in the business of selling and servicing new and used vehicles. The Company operates eight dealerships in Metropolitan Atlanta consisting of Ford, Pontiac-GMC, Nissan, Buick, Honda, Mitsubishi, Isuzu, and Hummer.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Boomershine Automotive Group, Inc., (the Company), and its wholly-owned subsidiaries:
Boomershine Pontiac-GMC Truck, Inc., Boomershine Automobile Company (a Georgia Corporation), Boomershine Ford, Inc., Boomershine Isuzu, Inc., Boomershine Services, Inc., Boomershine North Cobb, Inc., d/b/a Boomershine Mitsubishi and Commerce Credit Corporation, and its 86% owned subsidiary, Thompson Automotive Group, Inc., d/b/a Boomershine Honda. The minority stockholders' interest in the net assets of the 86% owned subsidiary is included in the consolidated balance sheet, and the minority stockholders' interest in the subsidiary's net loss has been considered in computing the consolidated net loss. All significant intercompany accounts and transactions have been eliminated in consolidation.

DEALERSHIP ACQUISITIONS

     During 1995, the Company acquired a Honda dealership in Cartersville, Georgia that included new vehicle inventories, parts and accessories and certain other assets for $1,281,376. During 1996, the Company acquired a Buick dealership in Atlanta, Georgia that included vehicle inventories and certain other assets for $2,107,458 and the issuance of a note payable of $575,000 due in 1999. The acquisitions have been accounted for using the purchase method of accounting. The accompanying consolidated financial statements include the results of the acquired dealerships' operations from the dates of acquisition. Pro forma information is not provided because the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, contracts in transit pertaining to the sale of vehicles, and all highly liquid investments with an original maturity of three months or less at the date of purchase.

INVENTORIES

     All inventory is stated at the lower of cost or market. Cost of new and used vehicles is determined using the last in, first-out (LIFO) method.

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

     Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed. The Company generates ancillary revenues from its vehicle sales operation. Such revenues include finance fees, insurance fees, and warranty contract commissions.

     Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with a vehicle on behalf of third-party insurance companies. Insurance and warranty commissions are recognized in income upon customer acceptance of the contract terms as evidenced by contract execution. Net revenues related to finance fees and insurance and warranty commissions are included in other revenues.

     The Company is charged back a portion of fees and commissions earned on finance or insurance contracts if the customer terminates a contract prior to its scheduled maturity. The estimated allowance for these chargebacks is based upon the Company's historical experience for prepayments or defaults on the finance and insurance contracts.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided predominately on the straight-line method over the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

Buildings..................................................  15 - 20 years
Furniture and fixtures.....................................   5 -  7 years
Leasehold improvements.....................................   5 - 18 years
Machinery and shop equipment...............................   5 - 12 years
Rental cars and company vehicles...........................        3 years

INTANGIBLES

     Intangibles consist principally of goodwill, which represents the excess of cost over assigned fair market value of dealerships acquired and franchise rights and are being amortized on a straight-line basis over their estimated useful lives, not exceeding 40 years. Accumulated amortization was $317,712 and $383,617 at June 30, 1996 and 1997, respectively. The carrying amount of intangibles and other long lived assets are reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that these assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of the discounted cash flows.

MAJOR SUPPLIER

     The Company purchases substantially all of its new vehicles and parts inventory from automobile manufacturers/distributors at the prevailing prices charged by the manufacturers/distributors to all franchise dealers. The Company enters into agreements ("Dealer Agreements") with each manufacturer. The Dealer Agreements generally limit the location of the dealership and include manufacturer approval rights over

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) changes in dealership management and ownership. A manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts in transit and accounts receivable. Also, at times, cash deposits in banks exceed the Federal Deposit Insurance Corporation insurance limit. Contracts in transit are for funds received shortly after balance sheet date from contracts financed with financial institutions. Trade receivables principally result from extending short-term credit to a large number of customers and other automotive dealers located in the North Georgia area. Finance companies receivables are commissions on credit contracts of customers. Receivables also result from transactions with automotive manufacturers. Although the Company is directly affected by the economic conditions in the automotive industry, financial institutions, banks, its customers and the general economy of the Atlanta and North Georgia area, management does not believe significant credit risk exists.

ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was approximately $1,900,000, $2,700,000 and $2,538,000 for the years ended June 30, 1995, 1996 and 1997, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company considers the carrying amounts of significant classes of financial instruments on the consolidated balance sheet, including cash and contracts in transit, notes payable and long-term debt to be reasonable estimates of fair value. Fair value of the Company's debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of arrangements.

INTERIM FINANCIAL STATEMENTS

     The accompanying unaudited financial statements as of December 31, 1997 and for the six months ended December 31, 1996 and 1997 have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following at June 30, 1996 and 1997:

                                                                     JUNE 30,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Customers...................................................  $4,929,130   $3,435,110
Factory.....................................................   2,079,487    1,756,567
Finance companies...........................................     696,471      233,532
Employees...................................................     122,553       19,404
Other.......................................................       6,882       53,862
                                                              ----------   ----------
                                                               7,834,523    5,498,475
Less allowance for doubtful accounts........................     133,221      230,641
                                                              ----------   ----------
                                                              $7,701,302   $5,267,834
                                                              ==========   ==========

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  INVENTORIES

     Inventories consist of the following at June 30, 1996 and 1997:

                                                                      JUNE 30,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
New vehicles................................................  $41,240,836   $32,942,563
Used vehicles...............................................    7,204,193     4,994,574
Parts, accessories and other................................    1,786,259     1,616,334
                                                              -----------   -----------
                                                               50,231,288    39,553,471
Less LIFO reserve...........................................    5,562,593     5,962,326
                                                              -----------   -----------
                                                              $44,668,695   $33,591,145
                                                              ===========   ===========

     The Company uses the LIFO method of inventory valuation for new and used vehicles. During the year ended June 30, 1997, the Company reduced certain inventory quantities, which were valued at lower LIFO costs prevailing in prior years. The effects of these reductions were to increase net income by approximately $263,000.

4.  PROPERTY AND EQUIPMENT

     A summary of property and equipment is as follows as of June 30, 1996 and 1997:

                                                                     JUNE 30,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Buildings...................................................  $  904,954   $1,005,885
Leasehold improvements......................................   1,116,411    1,169,026
Machinery and shop equipment................................   2,257,615    2,620,613
Furniture and fixtures......................................   1,302,609    1,481,849
Rental cars and company vehicles............................   1,383,665    1,010,845
                                                              ----------   ----------
                                                               6,965,254    7,288,218
Less accumulated depreciation and amortization..............   2,777,363    3,325,654
                                                              ----------   ----------
                                                              $4,187,891   $3,962,564
                                                              ==========   ==========

5.  FLOOR PLAN NOTES PAYABLE AND NOTES PAYABLE -- AFFILIATES

     A summary of notes payable as of June 30, 1996 and 1997 is as follows:

                                                                      JUNE 30,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Floor plan notes payable....................................  $49,439,711   $36,798,078
Notes payable -- stockholders; bearing interest at prime
  rate; due on demand; unsecured............................    2,242,825     2,161,103
Notes payable -- employees; bearing interest at prime rate;
  due on demand; unsecured..................................      630,336       458,384
Notes payable -- related party; bearing interest at prime
  rate; due on demand; unsecured............................      584,054       680,439
                                                              -----------   -----------
                                                                3,457,215     3,299,926
                                                              -----------   -----------
                                                              $52,896,926   $40,098,004
                                                              ===========   ===========

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  FLOOR PLAN NOTES PAYABLE AND NOTES PAYABLE -- AFFILIATES (CONTINUED)
     Floor plan notes payable consists of notes with financial institutions. The floor plan notes are secured by certain new and used vehicles. The floor plan arrangements permit the Company to borrow up to approximately $49,500,000 and $43,250,000 in 1996 and 1997, respectively, restricted by new and used vehicle levels. The notes are generally due within ten days of the vehicle being sold or after the vehicle has been in inventory for one year for new vehicles and after three months for used vehicles. The notes bear interest based on contractual rates, which ranged from approximately 7.5% to 8.3% and 7.1% to 8.0% at June 30, 1996 and 1997, respectively.

6.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following at June 30, 1996 and 1997:

                                                                     JUNE 30,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Salaries, wages, bonus and vacation.........................  $1,188,070   $  608,286
Finance reserve.............................................     434,627      538,800
Accrued taxes...............................................     586,035      397,284
Accrued interest............................................     572,103      284,107
Other accrued liabilities...................................   1,625,333    1,076,576
                                                              ----------   ----------
                                                              $4,406,168   $2,905,053
                                                              ==========   ==========

7.  LONG-TERM DEBT

     A summary of long-term debt as of June 30, 1996 and 1997 is as follows:

                                                                   JUNE 30,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Note payable; bearing interest at LIBOR plus 2%, payable
  monthly, balance due February 1999, unsecured.............  $557,222   $520,695
Other.......................................................    65,000         --
                                                              --------   --------
                                                               622,222    520,695
Less current maturities of long-term debt...................    98,333     38,333
                                                              --------   --------
                                                              $523,889   $482,362
                                                              ========   ========

     During 1995, 1996 and 1997, total cash paid for interest on notes payable and long-term debt was approximately $1,770,000, $1,400,000 and $2,230,000 respectively.

8.  INCOME TAXES

     The Company files consolidated Federal and State income tax returns with its subsidiaries. The current income tax provision represents the amount of income taxes paid or payable for the year. The deferred income

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  INCOME TAXES (CONTINUED)
tax provision represents the change in deferred tax liabilities and assets. Significant components of the provisions for income taxes are as follows for the year ended June 30, 1995, 1996 and 1997, respectively:

                                                                   JUNE 30,
                                                       --------------------------------
                                                         1995        1996       1997
                                                       ---------   --------   ---------
Current income tax (expense) benefit:
  Federal............................................  $(571,469)  $ 42,262   $ 394,254
  State..............................................   (107,285)     8,773      74,016
Deferred income tax benefit (expense)................    386,533     82,510    (300,804)
                                                       ---------   --------   ---------
          Total provision for income tax (expense)
            benefit..................................  $(292,221)  $133,545   $ 167,466
                                                       =========   ========   =========

     The Company utilized net operating loss carrybacks for Federal and State income tax purposes of approximately $1,234,000 during the year ended June 30, 1997. The Company received refunds of income taxes of approximately $443,000 in 1997.

     A reconciliation of the expected income tax benefit (expense) at the statutory federal rate to the Company's actual income tax provision for the year ended June 30, 1995, 1996 and 1997, respectively follows:

                                                                   JUNE 30,
                                                        -------------------------------
                                                          1995        1996       1997
                                                        ---------   --------   --------
Federal statutory (expense) benefit...................  $(261,971)  $153,055   $178,553
State (expense) benefit, net of federal (expense)
  benefit.............................................    (30,820)    18,006     21,006
Other.................................................        570    (37,516)   (32,093)
                                                        ---------   --------   --------
                                                        $(292,221)  $133,545   $167,466
                                                        =========   ========   ========

     Deferred income taxes are recognized for tax consequences of temporary differences between the financial and tax bases of existing assets and liabilities by applying enacted statutory tax rates to such differences. Significant components of the Company's deferred tax liabilities and assets as of June 30, 1996 and 1997 are as follows:

                                                                    JUNE 30,
                                                              ---------------------
                                                                 1996        1997
                                                              ----------   --------
Deferred tax assets:
  Deferred compensation.....................................  $   69,675   $ 82,918
  Intangibles...............................................      75,499     70,431
  Accrued liabilities.......................................     620,379    211,185
  Bad debt reserve..........................................      50,624     87,643
  Finance reserves..........................................     155,345    204,744
  Inventories...............................................      41,236     87,197
  Other.....................................................      31,996     36,639
                                                              ----------   --------
          Total deferred tax assets.........................   1,044,754    780,757
Deferred tax liabilities:
  Property and equipment....................................      43,713     99,048
  Other.....................................................     132,989    114,461
                                                              ----------   --------
          Total deferred tax liabilities....................     176,702    213,509
                                                              ----------   --------
          Total net deferred tax assets.....................  $  868,052   $567,248
                                                              ==========   ========

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  INCOME TAXES (CONTINUED)
     Deferred tax assets are recognized for the tax benefit of deducting timing differences. Valuation allowances are recognized on these assets if it is believed that some or all of the deferred tax assets will not be realized. Management believes the majority of deferred tax assets will be realized because of the available taxable income in carryback years and anticipated future taxable income resulting from operations; therefore, no valuation allowance was considered necessary.

9.  MINORITY STOCKHOLDERS' INTEREST IN CONSOLIDATED SUBSIDIARY

     A related party to the Company's principal owner owns 100,000 shares (14%) non-voting common stock of the Company's subsidiary, Thompson Automotive Group, Inc., d/b/a Boomershine Honda. The capital stock of the subsidiary has no par value. The book value of this stock was $95,447 and $91,514 and at June 30, 1996 and 1997, respectively. The minority stockholder's interest in the subsidiary's net income (loss) was not significant in the years ended June 30, 1995, 1996 and 1997.

10.  CONTINGENCIES

     At June 30, 1997, there were certain lawsuits and claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits and claims, will not materially affect the financial position of the Company.

11.  COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES

     The Company is obligated to related parties under certain non-cancelable leases. These leases, which cover the lease of certain buildings, land and equipment provide for the following payments:

1998........................................................  $ 1,642,188
1999........................................................    1,642,188
2000........................................................    1,642,188
2001........................................................    1,664,188
2002........................................................    1,694,188
Later years.................................................   15,897,302
                                                              -----------
          Total minimum payments............................  $24,182,242
                                                              ===========

     Total rent expense for the years ended June 30, 1995, 1996 and 1997 was $1,188,538, $1,288,465 and $1,588,045, respectively. Rent expense includes $1,095,000, $1,288,465 and $1,578,245 for leases with related parties for the years ended June 30, 1995, 1996 and 1997, respectively.

12. GOVERNMENTAL REGULATION

     Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures of the control and disposition of such wastes comply with applicable federal and state requirements.

                       BOOMERSHINE AUTOMOTIVE GROUP, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLAN

     The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full time employees. The Company matches the employees' contributions of up to four percent of compensation at the rate of $0.50 per $1.00 on the first 2% of compensation contributed and $0.25 per $1.00 on the next 2% of compensation contributed. The Company's contributions generally vest over 5 years. The amount charged against income for the Company's contributions to the plan for the years ended June 30, 1995, 1996 and 1997 was $102,752, $132,612 and $144,737, respectively.

14.  SUBSEQUENT EVENTS

     In December 1997, the Company purchased an automobile repair business that consisted of three repair centers in the Metropolitan Atlanta area. The acquisition included the purchase of certain assets and assumption of liabilities, the payment of $775,000 and the issuance of notes payable of $931,000 due in 1998. The acquisition was accounted for as a purchase.

     In December 1997, the Company entered into a lease agreement related to certain equipment. The lease, which was accounted for as a capital lease, resulted in the recording of a note payable of approximately $535,000, of which approximately $123,000 is due in 1998.

     In January 1998, the Company purchased South Financial Corporation, a finance company with operations in Florida, North Carolina and Tennessee. The primary business of South Financial Corporation is to purchase from retail automobile dealers sales contracts of substandard credit arising from the sale of used automobiles. The acquisition included the purchase of certain assets and assumption of liabilities and the payment of $4,650,000. The acquisition will be accounted for as a purchase.

     In January 1998, the Board of Directors approved the Company to exchange shares of its common stock with Sunbelt Automotive Group, Inc. ("Sunbelt Automotive"), a related company, in connection with the filing of a registration statement with the Securities and Exchange Commission. Prior to completion of the offering by Sunbelt Automotive, the Company and other affiliated companies will consummate a restructuring, which will result in each of the Company's dealerships and operating divisions becoming direct or indirect wholly-owned subsidiaries of Sunbelt Automotive.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Jay Automotive Group, Inc.

     We have audited the accompanying balance sheets of Jay Automotive Group, Inc. (as defined in Note 1, Basis of Presentation) as of December 31, 1996 and 1997, and the related statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the management of Jay Automotive Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jay Automotive Group, Inc. at December 31, 1996 and 1997, and results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 23, 1998

                           JAY AUTOMOTIVE GROUP, INC.

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 2,406,058   $ 3,758,389
  Accounts receivable.......................................    1,049,224     1,053,218
  Notes receivable..........................................      227,359       297,968
  Inventories -- Notes 5 and 7..............................   15,290,708    12,022,640
  Other current assets......................................      138,060       381,181
                                                              -----------   -----------
          Total current assets..............................   19,111,409    17,513,396
Property and equipment, net -- Note 6.......................    1,013,309       889,254
Intangible assets, net -- Note 3............................      338,333       318,333
Other assets................................................       81,437        16,554
                                                              -----------   -----------
                                                              $20,544,488   $18,737,537
                                                              ===========   ===========
                            LIABILITIES AND OWNER'S EQUITY
Current liabilities:
  Floor plan notes payable -- Note 7........................  $12,375,365   $ 9,019,181
  Accrued liabilities.......................................      453,029       693,976
  Accounts payable..........................................      905,766       896,598
  Current maturities of long-term debt......................       60,000        60,000
                                                              -----------   -----------
          Total current liabilities.........................   13,794,160    10,669,755
Long-term debt, less current maturities -- Note 7...........      185,900       131,076
Commitments and contingencies -- Notes 3, 7, 10 and 11
          Total owner's equity -- Notes 4 and 9.............    6,564,428     7,936,706
                                                              -----------   -----------
                                                              $20,544,488   $18,737,537
                                                              ===========   ===========

                            See accompanying notes.

                           JAY AUTOMOTIVE GROUP, INC.

                              STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1995          1996           1997
                                                         -----------   -----------   ------------
Revenues:
  Vehicle sales........................................  $68,752,615   $82,686,950   $ 86,461,125
  Parts and service....................................    9,008,736    10,635,601     11,869,480
  Finance, commission and other revenues, net..........    1,720,997     2,066,160      2,183,817
                                                         -----------   -----------   ------------
                                                          79,482,348    95,388,711    100,514,422
Cost of sales:
  Vehicle sales........................................   64,383,162    77,264,532     80,887,066
  Parts and service....................................    5,751,659     6,841,136      7,656,492
                                                         -----------   -----------   ------------
                                                          70,134,821    84,105,668     88,543,558
                                                         -----------   -----------   ------------
Gross profit...........................................    9,347,527    11,283,043     11,970,864
Selling, general and administrative....................    7,134,069     8,952,606      9,588,307
                                                         -----------   -----------   ------------
Income from operations.................................    2,213,458     2,330,437      2,382,557
  Interest expense.....................................      447,932       397,007        361,555
  Interest income......................................       88,687        96,291        101,104
                                                         -----------   -----------   ------------
Income before income taxes.............................    1,854,213     2,029,721      2,122,106
Income taxes...........................................      702,792       774,742        806,000
                                                         -----------   -----------   ------------
          Net income...................................  $ 1,151,421   $ 1,254,979   $  1,316,106
                                                         ===========   ===========   ============

                            See accompanying notes.

                           JAY AUTOMOTIVE GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
OPERATING ACTIVITIES
Net income..............................................  $ 1,151,421   $ 1,254,979   $ 1,316,106
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization.........................      164,968       251,965       218,554
  Changes in current assets and liabilities:
     Accounts receivable................................     (209,094)     (109,842)       (3,994)
     Notes receivable...................................       (1,812)      (61,263)      (70,609)
     Inventories........................................   (2,227,883)   (1,891,222)    3,268,068
     Floor plan notes payable, net......................    2,887,279     1,231,619    (3,356,184)
     Accounts payable...................................      170,963       104,845        (9,168)
     Accrued liabilities................................        8,905      (133,019)      240,947
  Other.................................................      (48,944)       21,158      (179,461)
                                                          -----------   -----------   -----------
          Net cash provided by operating activities.....    1,895,803       669,220     1,424,259
INVESTING ACTIVITIES
Purchases of property and equipment.....................     (322,999)      (78,902)     (163,179)
Purchase of business....................................   (1,496,372)     (275,187)           --
Proceeds from sale of assets............................           --       263,703        89,903
                                                          -----------   -----------   -----------
          Net cash used in investing activities.........   (1,819,371)      (90,386)      (73,276)
FINANCING ACTIVITIES
Payments on long term debt..............................       (3,978)      (50,122)      (54,824)
Payments and changes in due to/from subsidiaries not
  being acquired by SAG, net............................       76,565        87,354        56,172
                                                          -----------   -----------   -----------
          Net cash provided by financing activities.....       72,587        37,232         1,348
                                                          -----------   -----------   -----------
Increase in cash and cash equivalents...................      149,019       616,036     1,352,331
Cash and cash equivalents at beginning of the year......    1,641,003     1,790,022     2,406,058
                                                          -----------   -----------   -----------
Cash and cash equivalents at end of the year............  $ 1,790,022   $ 2,406,058   $ 3,758,389
                                                          ===========   ===========   ===========

                            See accompanying notes.

                           JAY AUTOMOTIVE GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1997

1.  BASIS OF PRESENTATION

     Pursuant to a stock purchase agreement dated January 5, 1998, (the "Purchase Agreement") Sunbelt Automotive Group, Inc. ("SAG") has agreed to purchase all of the issued and outstanding shares of the common stock of Jay Automotive Group, Inc. ("JAG") subject to certain terms and closing conditions as set forth in the Purchase Agreement. JAG has various wholly-owned subsidiaries through which it operates the Toyota, Saturn, Mazda, Pontiac, Buick, GMC, Suzuki, and Mitsubishi automobile dealerships located in Columbus, Georgia.

     JAG also owns and operates, through other of its wholly-owned subsidiaries, other businesses which are not being acquired by SAG. Under the terms of the Purchase Agreement, such businesses will be liquidated or spun off prior to the closing date. The closing date is anticipated to occur prior to June 30, 1998. Additionally, the Saturn dealership will be acquired by an affiliate of SAG. Jay Leasing, Inc. ("Jay Leasing"), a subsidiary not being acquired by SAG, owns or leases certain land, buildings and equipment used by Jay Automotive (see Note
11).

     The accompanying financial statements are intended to present the operations of Jay Automotive Group, Inc. which are to be acquired by SAG pursuant to the Purchase Agreement and do not include the other operations of JAG which will be sold, liquidated or spun off. The accompanying financial statements include the accounts of JAG and certain of its wholly-owned subsidiaries: Jay Pontiac-Buick-GMC, Inc., Jay Automotive Group II, Inc. d/b/a Jay Toyota and Jay Automotive Group V, Inc. d/b/a Jay Mazda, collectively ("Jay Automotive" or the "Company").

     The accompanying financial statements are derived from the historical books and records of Jay Automotive and do not give effect to any purchase accounting adjustments that SAG may record as a result of its acquisition.

2.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, contracts in transit pertaining to the sale of vehicles, and all highly liquid investments with an original maturity of three months or less at the date of purchase.

REVENUE RECOGNITION

     Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed. The Company generates ancillary revenues from its vehicle sales operations. Such revenues include finance fees, insurance fees and service contract commissions. Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are generally recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with a vehicle on behalf of third-party insurance companies. Insurance and service contract commissions are recognized at contract execution.

     A portion of fees and commissions for finance, insurance or certain service contracts can be charged back to the Company if the customer terminates a contract prior to its scheduled maturity. An estimated allowance

                           JAY AUTOMOTIVE GROUP, INC.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) for these chargebacks is recorded based upon the Company's historical experience for prepayments or defaults on the finance and insurance contracts.

INVENTORIES

     All inventory is valued at the lower of cost, as determined under the LIFO method, or market. Cost of new and used vehicles is determined using the last-in, first-out "LIFO" method. Cost of parts, accessories and other are determined primarily by using factory list price using the first-in, first-out "FIFO" method except for those parts and accessories related to the Toyota dealership which are costed on the LIFO method. Cost of sales during the year ended December 31, 1997 decreased approximately $89,000 due to a decrement in the LIFO layer.

OTHER CURRENT ASSETS

     Included in other current assets are notes receivable from JAG's stockholder of $76,644 and $313,000 at December 31, 1996 and 1997, respectively. The outstanding balance at December 31, 1997 was repaid in January 1998.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is provided on accelerated methods over the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

Furniture and fixtures......................................   3 - 5 years
Leasehold improvements......................................  5 - 19 years
Machinery and shop equipment................................       5 years

INCOME TAXES

     The Company files a consolidated federal income tax return with its subsidiaries. The accompanying financial statements exclude the income tax expense and/or benefit associated with income or losses of the JAG operations that will be sold, liquidated or spun off (see Note 1).

     The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. The temporary differences are primarily the result of valuation reserves and warranty reserves. Temporary differences are not material.

INTANGIBLE ASSETS

     Intangibles consist of goodwill that represents the excess of cost over assigned fair market value of dealerships acquired and are being amortized on a straightline basis over 15 years. Accumulated amortization was approximately $2,000 and $22,000 at December 31, 1996 and 1997, respectively. The carrying amount of intangibles and other long lived assets are reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that the carrying value of these assets will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows.

                           JAY AUTOMOTIVE GROUP, INC.

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts in transit and accounts receivable. Also, at times, cash deposits in banks exceed the Federal Deposit Insurance Corporation insurance limit. Contracts in transit are for funds received shortly after the balance sheet date from contracts financed with financial institutions. Significant trade receivables result from the extension of credit for short-term periods to customers located within the Columbus, Georgia area. Accounts receivable for motor vehicles, parts and services are mostly from customers and other automotive dealers in Georgia. Finance companies receivables are commissions on credit contracts of customers. Receivables also result from transactions with automotive manufacturers.

     Although the Company is directly affected by the economic effects in the automotive industry, financial institutions, banks, its customers and the general economy of the Columbus, Georgia and the surrounding geographical area, management does not believe significant credit risk exists.

MAJOR SUPPLIERS

     The Company purchases substantially all of its new vehicles and parts inventory from automobile manufacturers/distributors at the prevailing prices charged by the manufacturers/distributors to all franchise dealers. The Company enters into agreements ("Dealer Agreements") with each manufacturer. The Dealer Agreements, among other things, generally limit the location of the dealership and include manufacturer approval rights over changes in dealership management and ownership. A manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of the Dealer Agreement terms.

ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was approximately $654,000, $705,000 and $789,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Substantially all advertising is contracted through an affiliate of the stockholder.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company considers the carrying amounts of significant classes of financial instruments on the accompanying balance sheets, including cash and contracts in transit, notes payable and long-term debt to be reasonable estimates of fair value due either to the length of maturity or the existence of variable interest rates that approximate prevailing market rates.

3.  BUSINESS COMBINATIONS

     On November 20, 1995, Jay Mazda purchased substantially all the assets and assumed certain liabilities of Charles Levy Mazda for approximately $1.5 million in cash and notes payable of $300,000. The excess of the purchase price over the net tangible assets acquired was not material.

     On December 16, 1996, Jay Pontiac-Buick-GMC, Inc. acquired the Buick Sales and Service Agreement. At the date of acquisition, the Company purchased vehicles and other items for a cash payment of approximately $275,000 and the assumption of approximately $1,824,000 of floor plan liabilities. The excess of the purchase price over the net tangible assets acquired was approximately $300,000. As part of the terms of an exclusive use agreement, JAG could be required to pay $225,000 to General Motors if there is a breach of certain covenants as set forth in the agreement.

                           JAY AUTOMOTIVE GROUP, INC.

4.  JAG CAPITALIZATION

     JAG has 500,000 shares of $10 par value common stock authorized of which 21,955 shares were issued and outstanding at both December 31, 1996 and 1997. The JAG capitalization also includes additional paid-in-capital of $573,348 at both December 31, 1996 and 1997. See Note 9 for a discussion of JAG corporate allocations and changes in owner's equity.

5.  INVENTORIES

     Inventories consist of the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
New vehicles................................................  $10,730,881   $ 8,433,366
Used vehicles...............................................    4,299,635     3,512,675
Parts, accessories and other................................    1,321,698     1,240,092
                                                              -----------   -----------
                                                               16,352,214    13,186,133
Less LIFO reserve...........................................   (1,061,506)   (1,163,493)
                                                              -----------   -----------
                                                              $15,290,708   $12,022,640
                                                              ===========   ===========

6.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996         1997
                                                              ----------   -----------
Leasehold improvements......................................  $  171,881   $   171,881
Machinery and shop equipment................................     914,969       996,511
Furniture and fixtures......................................     326,424       364,407
Rental cars and company vehicles............................     579,796       509,752
                                                              ----------   -----------
                                                               1,993,070     2,042,551
Less accumulated depreciation...............................    (979,761)   (1,153,297)
                                                              ----------   -----------
                                                              $1,013,309   $   889,254
                                                              ==========   ===========

7.  FLOOR PLANS AND LONG-TERM DEBT

     A summary of floor plans and long-term debt is as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              -----------   ----------
World Omni Financial Corporation floor plan; availability of
  $4.7 million; secured by vehicle inventories; due upon
  sale of vehicles; interest payable monthly at prime, plus
  .25% reduced by various factory incentives................  $ 2,100,396   $  819,309
GMAC floor plan; availability of $9 million at December 31,
  1997 subsequently raised to $13 million during March 1998;
  secured by vehicle inventories; due upon sale of vehicles;
  interest payable monthly at 1% above prime, reduced by
  various GMAC and factory incentives.......................    8,405,449    6,766,165

                           JAY AUTOMOTIVE GROUP, INC.

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1997
                                                              -----------   ----------
7.  FLOOR PLANS AND LONG-TERM DEBT (CONTINUED)
First Union floor plan; availability of $3,850,000; secured
  by vehicle inventories; due upon sale of vehicles;
  interest payable monthly at 2% over LIBOR, reduced by
  various factory incentives................................    1,869,520    1,433,707
                                                              -----------   ----------
                                                              $12,375,365   $9,019,181
                                                              ===========   ==========
Note payable; bearing interest at 9% due in monthly
  installments of principal and interest of $6,228 through
  November 2000.............................................  $   245,900   $  191,076
Less current installments of long-term debt.................      (60,000)     (60,000)
                                                              -----------   ----------
                                                              $   185,900   $  131,076
                                                              ===========   ==========

     During 1995, 1996 and 1997, total cash paid for interest on floor plans and long-term debt was $444,000, $382,000 and $368,000, respectively.

8.  INCOME TAXES

     The Company files consolidated federal and state income tax returns with its subsidiaries. The current income tax provision represents the amount of income taxes paid or payable, by Jay Automotive for each year. The deferred income tax provision is not material. Significant components of the provisions for income taxes are as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1995       1996       1997
                                                         --------   --------   --------
Current income taxes:
  Federal..............................................  $598,000   $659,000   $685,000
  State................................................   104,792    115,742    121,000
                                                         --------   --------   --------
          Total provision for income taxes.............  $702,792   $774,742   $806,000
                                                         ========   ========   ========

     A reconciliation of the expected income tax expense at the statutory federal rate to Jay Automotive's actual income tax provision is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                           1995       1996       1997
                                                         --------   --------   --------
Federal statutory benefit..............................  $630,000   $690,000   $721,000
State benefit, net of federal benefit..................    70,000     77,000     80,000
Other..................................................     2,792      7,742      5,000
                                                         --------   --------   --------
                                                         $702,792   $774,742   $806,000
                                                         ========   ========   ========

     Jay Automotive made income tax payments of approximately $830,000, $1,019,000 and $555,000 during the years ended December 31, 1995, 1996 and 1997, respectively.

9.  JAG CORPORATE ALLOCATIONS AND OWNERS' EQUITY

     The corporate employees and operations of JAG provide management and related services to the various JAG subsidiaries. An allocation of corporate costs has not been made to the operations of the subsidiaries not included in the accompanying financial statements because such amounts would not be material.

                           JAY AUTOMOTIVE GROUP, INC.

9.  JAG CORPORATE ALLOCATIONS AND OWNERS' EQUITY (CONTINUED)
     JAG provides centralized cash management for all subsidiaries. There are no terms of settlement nor interest charges on intercompany accounts. All intercompany balances due to/from the subsidiaries not being acquired by SAG are included as a part of owner's equity.

     JAG allocates certain employee benefits to the various operations, including those operations not being acquired by SAG, based on directly identifiable incurred costs.

     JAG did not pay any dividends to its stockholder during the three year period ended December 31, 1997. An analysis of the net transactions in the owner's equity accounts for each of the three years in the period ended December 31 is as follows:

                                                        1995         1996         1997
                                                     ----------   ----------   ----------
Balance of the beginning of year...................  $3,994,109   $5,222,095   $6,564,428
  Payments to JAG and change in due to/from
     subsidiaries not being acquired by SAG, net...      76,565       87,354       56,172
  Net earnings.....................................   1,151,421    1,254,979    1,316,106
                                                     ----------   ----------   ----------
Balance at the end of year.........................  $5,222,095   $6,564,428   $7,936,706
                                                     ==========   ==========   ==========

10.  COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries are involved in various legal proceedings which are normal to its business. In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits and claims, will not have a material adverse effect on the financial position of the Company.

     Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of material and wastes comply with applicable federal and state requirements.

11.  LEASES

     The Company is obligated under certain written or verbal leases for certain buildings, land and equipment. The leases generally provide for the payment of fixed monthly rentals and the payment of property taxes, insurance and repairs. These operating leases provide for the following payments:

1998........................................................  $250,645
1999........................................................   181,188
2000........................................................    25,820
                                                              --------
                                                              $457,653
                                                              ========

     Total rent expense for the years ended December 31, 1995, 1996 and 1997 was approximately $441,000, $543,000 and $526,000, respectively. Rent expense includes approximately $157,000, $277,000 and $279,000 for verbal leases with Jay Leasing for the years ended December 31, 1995, 1996 and 1997, respectively.

     By March 1998, all of the Company's operations except for the Toyota dealership, the Mazda dealership and three used car stores, relocated to a new auto mall. The Toyota dealership and Mazda dealership will relocate to the auto mall by June 1998. The cost of the acquisition, construction and equipping of the auto mall was financed through the issuance of industrial revenue bonds (the "Revenue Bonds") by the Development Authority of Columbus, Georgia (the "Development Authority") in the aggregate principal

                           JAY AUTOMOTIVE GROUP, INC.

11.  LEASES (CONTINUED)
amount of $10 million. The Revenue Bonds bear interest at a variable rate (as defined in the Bond Indenture), but may be converted to a term rate at the election of the lessee, subject to certain terms and restrictions described in the Bond Indenture. Interest on the Revenue Bonds may be payable quarterly, semiannually or on the day following a variable rate or term rate period depending on the rate chosen by the lessee. JAG, Jay Leasing and JAG's shareholder have guaranteed the Revenue Bonds.

     The auto mall is leased by the Development Authority to Jay Leasing pursuant to a lease agreement dated as of July 1, 1997 and expiring on July 1, 2017. Rental payments due under the lease agreement mirror the debt service requirements set forth in the Bond Indenture. After having met certain terms and conditions (as described in the lease agreement), Jay Leasing has the right to purchase the auto mall from the Authority for $10. Aggregate annual principal payments due on the Revenue Bonds are as follows:

1998........................................................  $   255,000
1999........................................................      280,000
2000........................................................      305,000
2001........................................................      325,000
2002........................................................      355,000
Thereafter..................................................    8,480,000
                                                              -----------
                                                              $10,000,000
                                                              ===========

     A formal lease for the auto mall between Jay Leasing and the other JAG affiliates, including the Saturn dealership, has not yet been finalized. Management anticipates that rental expense to be paid to Jay Leasing for the auto mall, including the Saturn dealership, will approximate $1.1 million annually for twenty years.

12.  EMPLOYEE BENEFIT PLAN

     The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all eligible, full time employees. The Company may elect to make contributions to match a portion of the employees' contributions. The Company's contributions vest ratably over five years. The amounts charged against income in the accompanying financial statements for the Company's contributions to the plan for the years ended December 31, 1995, 1996 and 1997 was approximately $22,000, $60,000 and $43,000, respectively.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Grindstaff, Inc.

     We have audited the accompanying balance sheets of Grindstaff, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grindstaff, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
February 13, 1998

                                GRINDSTAFF, INC.

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,433,537   $   293,036
  Accounts receivable, net..................................      789,155       748,928
  Inventories...............................................    8,024,643     7,849,280
  Prepaid expenses and other current assets.................       16,537        38,664
  Deferred income taxes.....................................       19,458         6,734
                                                              -----------   -----------
          Total current assets..............................   10,283,330     8,936,642
Machinery and equipment, net................................    1,065,223     1,225,749
Receivable from stockholders................................      429,319     1,259,202
Other assets................................................      161,359       107,432
                                                              -----------   -----------
                                                              $11,939,231   $11,529,025
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable..................................  $ 8,995,573   $ 8,953,198
  Accrued liabilities and other.............................      554,904       663,092
  Accounts payable..........................................      727,534       537,607
  Accounts payable -- related party.........................      720,000            --
  Current maturities of long-term debt and capital lease....      145,962       163,880
                                                              -----------   -----------
          Total current liabilities.........................   11,143,973    10,317,777
Long-term debt and capital lease, less current portion......      272,806       325,768
Stockholders' equity:
  Common stock, $1,000 par value, 100 shares authorized, 100
     shares issued and outstanding..........................      100,000       100,000
  Treasury stock, 10 shares in 1996.........................     (150,000)           --
  Additional paid-in capital................................      948,212       948,212
  Accumulated deficit.......................................     (375,760)     (162,732)
                                                              -----------   -----------
          Total stockholders' equity........................      522,452       885,480
                                                              -----------   -----------
                                                              $11,939,231   $11,529,025
                                                              ===========   ===========

                            See accompanying notes.

                                GRINDSTAFF, INC.

                            STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
Revenues:
  Vehicle sales.........................................  $46,472,309   $50,384,680   $52,375,232
  Parts and service.....................................    2,868,328     3,387,955     3,897,284
  Finance, commission and other revenues, net...........    1,778,275     1,552,020     1,357,153
                                                          -----------   -----------   -----------
                                                           51,118,912    55,324,655    57,629,669
Cost of sales:
  Vehicle sales.........................................   43,156,061    46,969,662    47,657,291
  Parts and service.....................................    1,703,042     2,038,175     2,397,025
                                                          -----------   -----------   -----------
                                                           44,859,103    49,007,837    50,054,316
                                                          -----------   -----------   -----------
Gross profit............................................    6,259,809     6,316,818     7,575,353
Selling, general and administrative expenses............    5,390,428     5,864,166     6,972,127
                                                          -----------   -----------   -----------
Income from operations..................................      869,381       452,652       603,226
Interest expense........................................      306,138       588,510       458,534
Interest income.........................................      137,828       167,456        26,516
Other income (expense), net.............................      (18,403)     (509,191)       54,544
                                                          -----------   -----------   -----------
Income (loss) before income tax benefit.................      682,668      (477,593)      225,752
Income tax (expense) benefit............................      (39,844)       32,347       (12,724)
                                                          -----------   -----------   -----------
          Net income (loss).............................  $   642,824   $  (445,246)  $   213,028
                                                          ===========   ===========   ===========

                            See accompanying notes.

                                GRINDSTAFF, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 ADDITIONAL                     TOTAL
                                           COMMON    TREASURY     PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                           STOCK       STOCK      CAPITAL       DEFICIT        EQUITY
                                          --------   ---------   ----------   -----------   -------------
Balance at January 1, 1995..............  $100,000   $      --    $948,212     $(573,338)     $ 474,874
  Net income............................        --          --          --       642,824        642,824
                                          --------   ---------    --------     ---------      ---------
Balance at December 31, 1995............   100,000          --     948,212        69,486      1,117,698
  Repurchase of 10 shares of common
     stock..............................        --    (150,000)         --            --       (150,000)
  Net loss..............................        --          --          --      (445,246)      (445,246)
                                          --------   ---------    --------     ---------      ---------
Balance at December 31, 1996............   100,000    (150,000)    948,212      (375,760)       522,452
  Issuance of 10 shares of common
     stock..............................        --     150,000          --            --        150,000
  Net income............................        --          --          --       213,028        213,028
                                          --------   ---------    --------     ---------      ---------
Balance at December 31, 1997............  $100,000   $      --    $948,212     $(162,732)     $ 885,480
                                          ========   =========    ========     =========      =========

                            See accompanying notes.

                                GRINDSTAFF, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1995          1996          1997
                                                          -----------   -----------   -----------
OPERATING ACTIVITIES
Net income (loss).......................................  $   642,824   $  (445,246)  $   213,028
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation..........................................      197,428       197,214       228,018
  Amortization..........................................       32,654        34,906        33,101
  Loss (gain) on sale of machinery and equipment........        2,236        (5,974)       (3,902)
  Changes in operating assets and liabilities:
     Accounts receivable, net...........................     (286,121)      132,181        40,227
     Inventories........................................   (4,360,138)    2,159,881       175,363
     Prepaid expenses and other current assets..........       24,169        (6,002)      (22,127)
     Deferred income taxes..............................           --       (19,458)       12,724
     Receivable from stockholders.......................           --      (140,356)     (829,883)
     Other assets.......................................       37,239       (65,229)       53,927
     Floor plan notes payable...........................    5,390,849    (2,783,027)      (42,375)
     Accounts payable and accrued liabilities...........      340,123       798,815      (801,739)
                                                          -----------   -----------   -----------
          Net cash provided by (used in) operating
            activities..................................    2,021,263      (142,295)     (943,638)
INVESTING ACTIVITIES
Proceeds on sale of investment..........................       46,759            --            --
Purchases of machinery and equipment....................     (473,252)     (144,993)     (312,679)
Proceeds on disposal of machinery and equipment.........       36,792        29,297       154,650
                                                          -----------   -----------   -----------
          Net cash used in investing activities.........     (389,701)     (115,696)     (158,029)
FINANCING ACTIVITIES
(Purchase) sale of treasury stock.......................           --      (150,000)      150,000
Principal payments on long-term debt....................     (124,529)     (147,314)     (188,834)
                                                          -----------   -----------   -----------
Net cash used in financing activities...................     (124,529)     (297,314)      (38,834)
                                                          -----------   -----------   -----------
Change in cash and cash equivalents.....................    1,507,033      (555,305)   (1,140,501)
Cash and cash equivalents at beginning of the year......      481,809     1,988,842     1,433,537
                                                          -----------   -----------   -----------
Cash and cash equivalents at end of the year............  $ 1,988,842   $ 1,433,537   $   293,036
                                                          ===========   ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Assets acquired under capital leases....................  $        --   $    48,961   $   259,714
                                                          ===========   ===========   ===========
Cash paid for interest..................................  $   267,698   $   611,176   $   465,353
                                                          ===========   ===========   ===========

                            See accompanying notes.

                                GRINDSTAFF, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

     Grindstaff, Inc. (the Company) is principally engaged in the business of selling and servicing new and used vehicles. The Company operates three dealerships in Northeast Tennessee: Grindstaff Chevrolet, Grindstaff Kia, and Grindstaff Chrysler/Plymouth/Dodge/Jeep/Eagle.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, deposits in banks, contracts in transit pertaining to the sale of vehicles, and all highly liquid investments with an original maturity of three months or less at the date of purchase. The Company's cash equivalents include $1,814,646 at December 31, 1996 and $66,624 at December 31, 1997, which it invested with GMAC as collateral security for the Company's floor plan notes payable under its security agreement with GMAC. In consideration, the Company receives a reduction in the interest charged under the security agreement. So long as the Company is not in default under its security agreement, it may, upon written request, require GMAC to return all or a portion of the invested balance to it on the next business day following receipt by GMAC of the request. The Company's management believes that there is little, if any, credit risk because its investment may not exceed 75% of the Company's floor plan notes payable to GMAC.

REVENUE RECOGNITION

     Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

     Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with a vehicle on behalf of third-party insurance companies. Insurance and warranty commissions are recognized in income upon customer acceptance of the contract terms as evidenced by contract execution. Net revenues related to finance fees and insurance and warranty commissions are included in other revenues.

     The Company is charged back a portion of fees and commissions earned on finance or insurance contracts if the customer terminates a contract prior to its scheduled maturity. The estimated allowance for these chargebacks is based upon the Company's historical experience for prepayments or defaults on the finance and insurance contracts.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is based on historical bad debt experience and management's periodic evaluation of individual accounts.

                                GRINDSTAFF, INC.

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

     All inventory is stated at the lower of cost or market. Cost of new and used vehicles is determined using the last in, first-out (LIFO) method.

MACHINERY AND EQUIPMENT

     Machinery and equipment is stated at cost less accumulated depreciation. Depreciation is provided predominately on the straight-line method over the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

Furniture and fixtures......................................  5 - 10 years
Leasehold improvements......................................  5 - 40 years
Machinery and shop equipment................................  5 - 20 years
Rental cars and company vehicles............................       7 years

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts in transit and accounts receivable. Also, at times, cash deposits in banks exceed the Federal Deposit Insurance Corporation insurance limit. Contracts in transit are for funds received shortly after the balance sheet date from contracts financed with financial institutions. Trade receivables principally result from extending short-term credit to a large number of customers and other automotive dealers located in Northeast Tennessee. Finance companies receivables are commissions on credit contracts of customers. Receivables also result from transactions with automotive manufacturers. Although the Company is directly affected by the economic conditions in the automotive industry, financial institutions, banks, its customers and the general economy of Northeast Tennessee, management does not believe significant credit risk exists.

INCOME TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the Company's taxable income.

     The Company accounts for state income taxes under the liability method. Under the liability method, deferred income taxes are recorded to reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for state income tax purposes.

MAJOR SUPPLIER

     The Company purchases substantially all of its new vehicles and parts inventory from automobile manufacturers/distributors at the prevailing prices charged by the manufacturers/distributors to all franchise dealers. The Company enters into agreements ("Dealer Agreements") with each manufacturer. The Dealer Agreements generally limit the location of the dealership and include manufacturer approval rights over changes in dealership management and ownership. A manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was $727,523, $912,853 and $1,139,148 for the years ended December 31, 1995, 1996 and 1997, respectively.

                                GRINDSTAFF, INC.

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The Company considers the carrying amounts of significant classes of financial instruments on the balance sheet, including cash and contracts in transit, notes payable and long-term debt to be reasonable estimates of fair value. Fair value of the Company's debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of arrangements.

STOCK DIVIDEND

     On March 3, 1997, the Company effected a 1-for-2 common stock dividend. The share amounts in the financial statements have been retroactively adjusted for the stock dividend.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following at December 31, 1996 and 1997:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Customers...................................................  $314,785   $183,938
Factory.....................................................   376,643    473,186
Finance companies...........................................    56,403     46,638
Employees...................................................    44,389     52,967
                                                              --------   --------
                                                               792,220    756,729
Less allowance for doubtful accounts........................    (3,065)    (7,801)
                                                              --------   --------
                                                              $789,155   $748,928
                                                              ========   ========

3.  INVENTORIES

     Inventories consist of the following at December 31, 1996 and 1997:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
New vehicles................................................  $7,263,231   $7,494,649
Used vehicles...............................................   2,343,152    1,876,461
Parts, accessories and other................................     275,064      387,370
                                                              ----------   ----------
                                                               9,881,447    9,758,480
Less LIFO reserve...........................................   1,856,804    1,909,200
                                                              ----------   ----------
                                                              $8,024,643   $7,849,280
                                                              ==========   ==========

                                GRINDSTAFF, INC.

4.  MACHINERY AND EQUIPMENT

     A summary of machinery and equipment is as follows as of December 31, 1996 and 1997:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Leasehold improvements......................................  $  866,414   $  870,320
Machinery and shop equipment................................     524,368      579,699
Furniture and fixtures......................................     587,496      759,976
Rental cars and company vehicles............................     317,674      345,411
                                                              ----------   ----------
                                                               2,295,952    2,555,406
Less accumulated depreciation...............................   1,230,729    1,329,657
                                                              ----------   ----------
                                                              $1,065,223   $1,225,749
                                                              ==========   ==========

5.  FLOOR PLAN NOTES PAYABLE

     Floor plan notes payable consists of notes with financial institutions. The floor plan notes are secured by certain new and used vehicles. The floor plan arrangements permit the Company to borrow up to $9,000,000 in 1996 and $9,505,000 in 1997, restricted by new and used vehicles levels. The notes are generally due within ten days of the vehicle being sold or after the vehicle has been in inventory for one year for new vehicles and after three months for used vehicles. The notes bear interest based on contractual rates, which ranged from 9.00% to 9.75% at December 31, 1997.

6.  ACCRUED LIABILITIES AND OTHER

     Accrued liabilities and other consist of the following at December 31, 1996 and 1997:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Salaries, wages, bonus and vacation.........................  $109,393   $258,666
Finance reserve.............................................    40,000     40,000
Accrued taxes...............................................   256,971    208,320
Accrued interest............................................    66,371     79,563
Other accrued liabilities...................................    82,169     76,543
                                                              --------   --------
                                                              $554,904   $663,092
                                                              ========   ========

7.  LONG-TERM DEBT

     At December 31, 1996 and 1997 the Company had a note outstanding in the amount of $285,633 and $187,328, respectively. The note payable to General Motors Acceptance Corporation is collateralized by all fixed assets, parts and accessories, and a personal guarantee of a stockholder of the Company. The note is dated May 25, 1994 with a term of five years payable in monthly installments of principal and interest. Interest is calculated at prime plus one percent, 9.5% and 10.0% at December 31, 1996 and 1997, respectively. At December 31, 1996 and 1997, $100,000 of the note is classified as current and the remainder is due during 1999.

                                GRINDSTAFF, INC.

8.  INCOME TAXES

     The current income tax provision represents the amount of state income taxes paid or payable for the year. The deferred income tax provision represents the change in deferred tax liabilities and assets. Significant components of the provisions for income taxes are as follows for the years ended December 31, 1995, 1996 and 1997, respectively:

                                                                   DECEMBER 31,
                                                           ----------------------------
                                                            1995       1996      1997
                                                           -------   --------   -------
Current state income tax expense (benefit)...............  $ 9,126   $(12,889)  $    --
Deferred state income tax expense (benefit)..............   30,718    (19,458)   12,724
                                                           -------   --------   -------
          Total provision for income tax expense
            (benefit)....................................  $39,844   $(32,347)  $12,724
                                                           =======   ========   =======

     The Company recorded deferred tax assets of $19,458 and $6,734 at December 31, 1996 and 1997, respectively, relating to unutilized net operating loss carryforwards, which expire through 2011.

     The pro forma provision for federal and state income taxes for the years ended December 31, 1995, 1996 and 1997 would be $255,876, $(184,637) and
$80,503, respectively. The pro forma provision reflects amounts recorded related to the state tax provision and that would have been recorded had the Company's income been taxed for federal purposes as if it were a C Corporation.

9.  COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES

     The Company is obligated to related parties under certain non-cancelable leases. These leases, which cover the lease of certain buildings, land and equipment provide for the following payments:

                                                      CAPITAL    OPERATING
                                                       LEASES      LEASES       TOTAL
                                                      --------   ----------   ----------
1998................................................  $ 63,880   $  630,000   $  693,880
1999................................................    65,741      630,000      695,741
2000................................................    69,713      630,000      699,713
2001................................................    74,008      390,000      464,008
2002................................................    28,978           --       28,978
                                                      --------   ----------   ----------
          Total minimum payments....................  $302,320   $2,280,000   $2,582,320
                                                      ========   ==========   ==========

     Interest relating to capital leases is generally prepaid in the first year of the lease. Total rent expense, all of which was paid to related parties, for the years ended December 31, 1995, 1996 and 1997 was $541,000, $632,200 and
$687,000, respectively.

     The Company is obligated under a non-cancelable operating lease on buildings and automobile lots, which expires on June 30, 2001. A stockholder of the Company is the leasor of the property.

     During 1996, the Company made a $600,000 payment to terminate a property lease with a stockholder of the Company. This termination payment was recorded as other expense during 1996.

     For all years presented, the Company paid certain personal expenses of a stockholder and reflected these payments as a receivable from stockholder. This receivable is due upon demand, non-interest bearing and unsecured.

10.  GOVERNMENTAL REGULATION

     Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the

                                GRINDSTAFF, INC.

10.  GOVERNMENTAL REGULATION (CONTINUED)
Company expect such compliance to have any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

11.  SUBSEQUENT EVENT

     Subsequent to December 31, 1997, the stockholders of the Company signed an agreement to sell the stock of the Company. The agreement is subject to several conditions, including the manufacturers' approval of change in dealership management and ownership.

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wade Ford, Inc.
3860 South Cobb Drive
Smyrna, GA 30080

     We have audited the accompanying combined balance sheets of Wade Ford, Inc. (an S corporation) and affiliate as of December 31, 1997, 1996 and 1995, and the related combined statements of income, retained earnings, and cash flows for the years then ended. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     The combined financial statements include the financial statements of Wade Ford, Inc. (an S corporation) and Wade Ford Buford, Inc. (an S corporation), which are related through common ownership and management.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Wade Ford, Inc. and affiliate as of December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Respectfully submitted,

                                          /s/ PYKE & PIERCE, CPA'S

                                          Certified Public Accountants

Atlanta, Georgia
February 9, 1998

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

                            COMBINED BALANCE SHEETS
                        DECEMBER 31, 1997, 1996 AND 1995

                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
                                               ASSETS
CURRENT ASSETS:
Cash........................................................  $ 4,661,059   $ 4,634,350   $ 1,953,192
Accounts Receivable -- Trade (Net of Allowance for Doubtful
  Accounts of $25,000 in 1997, $25,000 in 1996 and $91,519
  in 1995)..................................................    4,088,793     3,656,387     3,518,142
Accounts Receivable -- Employees............................       24,811        20,969        22,076
Inventories:
  New Vehicles..............................................   22,582,440    18,198,332    14,651,525
  Used Vehicles.............................................    2,725,909     1,971,999     1,433,234
  Parts, Accessories and Other..............................      642,771       670,869       630,097
Prepaid Expenses............................................       13,164        19,837        10,381
Note Receivable -- Stockholders.............................      502,531       484,045       431,592
                                                              -----------   -----------   -----------
         Total Current Assets...............................   35,241,478    29,656,788    22,650,239
                                                              -----------   -----------   -----------
PROPERTY AND EQUIPMENT:
Buildings and Improvements..................................       32,375        32,375        32,375
Parts and Service Equipment.................................      809,275       712,462       606,532
Rental Vehicles.............................................           --            --       704,243
Office Equipment............................................      680,640       644,698       551,229
Leasehold Improvements......................................      387,591       339,959       244,963
                                                              -----------   -----------   -----------
                                                                1,909,881     1,729,494     2,139,342
Accumulated Depreciation....................................   (1,379,236)   (1,249,139)   (1,228,343)
                                                              -----------   -----------   -----------
         Total Property and Equipment.......................      530,645       480,355       910,999
                                                              -----------   -----------   -----------
INTANGIBLES AND OTHER ASSETS:
Deposits....................................................        2,727         2,727         4,727
Cash Surrender Value of Life Insurance (Net of Policy
  Loans)....................................................       68,426        68,790        68,371
Goodwill and Organization Expense (Net of Accumulated
  Amortization of $65,266 in 1997, $63,154 in 1996 and
  $57,154 in 1995)..........................................       24,688        27,160        32,800
                                                              -----------   -----------   -----------
         Total Intangibles and Other Assets.................       95,841        98,677       105,898
                                                              -----------   -----------   -----------
         Total Assets.......................................  $35,867,964   $30,235,820   $23,667,136
                                                              ===========   ===========   ===========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Floor Plan Notes............................................  $30,714,435   $25,523,346   $19,428,485
Notes Payable -- Rental Vehicles............................                                  588,831
Notes Payable -- Officers and Stockholders..................      980,000     1,300,000       658,004
Notes Payable -- Other......................................       12,610        21,877        24,646
Accounts Payable............................................      426,478       310,453       303,029
Accrued Payroll Taxes and Sales Taxes.......................      111,685       101,370       115,089
Accrued Wages...............................................      264,715       142,441        94,841
Accrued Interest............................................      281,859       207,772       193,472
Accrued Taxes, Other than Income Tax........................      105,361        50,743        55,927
Other Accrued Expenses......................................      466,971       444,300       285,337
                                                              -----------   -----------   -----------
         Total Current Liabilities..........................   33,364,114    28,102,302    21,747,661
LONG-TERM LIABILITIES:
Notes Payable -- Officers and Stockholders..................           --            --       690,000
Notes Payable -- Other......................................       52,814        61,027        69,327
                                                              -----------   -----------   -----------
         Total Long-Term Liabilities........................       52,814        61,027       759,327
                                                              -----------   -----------   -----------
         Total Liabilities..................................   33,416,928    28,163,329    22,506,988
                                                              -----------   -----------   -----------
STOCKHOLDERS' EQUITY:
Common Stock................................................      178,788       178,788       178,788
Additional Paid-In Capital..................................       99,500        99,500        99,500
Retained Earnings...........................................    2,172,748     1,794,203       881,860
                                                              -----------   -----------   -----------
         Total Stockholders' Equity.........................    2,451,036     2,072,491     1,160,148
                                                              -----------   -----------   -----------
         Total Liabilities and Stockholders' Equity.........  $35,867,964   $30,235,820   $23,667,136
                                                              ===========   ===========   ===========

            See accompanying notes and Independent Auditor's Report.

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

              COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                           1997           1996           1995
                                                       ------------   ------------   ------------
Sales................................................  $165,341,767   $143,593,721   $116,539,754
Cost of sales........................................   152,680,182    131,462,052    106,586,885
                                                       ------------   ------------   ------------
Gross profit.........................................    12,661,585     12,131,669      9,952,869
Selling, general and administrative expense..........    10,467,214     11,261,008      9,503,822
                                                       ------------   ------------   ------------
Income from operations...............................     2,194,371        870,661        449,047
Floor plan interest..................................       157,354        290,813        155,948
Interest income......................................       162,322         81,802         35,970
Other income.........................................        95,405        252,046        229,703
                                                       ------------   ------------   ------------
          Net income.................................     2,294,744        913,696        558,772
Retained earnings -- Beginning.......................     1,794,203        881,860        562,443
  Less: Current Year Distributions...................    (1,916,199)        (1,353)      (239,355)
                                                       ------------   ------------   ------------
Retained earnings -- Ending..........................  $  2,172,748   $  1,794,203   $    881,860
                                                       ============   ============   ============

            See accompanying notes and Independent Auditor's Report.

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                             1997          1996          1995
                                                          -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income..............................................  $ 2,294,744   $   913,696   $   558,772
Adjustments to Reconcile Net Income to Net Cash Provided
  by Operating Activities:
  Depreciation and Amortization.........................      143,419       141,847       229,400
  Loss on Sale of Property and Equipment................          465                      39,578
  Change in LIFO Reserve................................       72,080       328,080       744,610
  Cash Value of Officer's Life Insurance................          364          (419)          865
  (Increase) Decrease In:
     Accounts Receivable................................     (424,263)     (161,123)     (381,180)
     Inventories........................................   (5,182,000)   (4,454,424)   (3,418,097)
     Prepaid Expenses...................................        6,673        (9,456)      (10,381)
     Notes Receivable...................................      (30,471)      (28,468)     (290,257)
     Deposits...........................................           --         2,000        (2,000)
  Increase (Decrease) In:
     Floor Plan Notes...................................    5,191,089     5,506,030       189,576
     Accounts Payable and Accrued Expenses..............      399,990       209,384       107,535
                                                          -----------   -----------   -----------
          NET CASH PROVIDED BY OPERATING ACTIVITIES.....    2,472,090     2,447,147    (2,231,579)
                                                          -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property and Equipment......................     (185,232)     (294,395)     (766,946)
Proceeds From Sale of Property and Equipment............           --       588,831     3,349,764
                                                          -----------   -----------   -----------
          NET CASH PROVIDED (USED) BY INVESTING
            ACTIVITIES..................................     (185,232)      294,436     2,582,818
                                                          -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Loans from Stockholder..................................      530,000            --            --
Repayment of Loans from Stockholders....................   (1,050,000)           --       (50,000)
Proceeds from Long-Term Borrowings......................      705,000       336,524     1,036,080
Repayment on Long-Term Borrowings.......................     (528,950)     (395,596)     (792,583)
Distribution to Owners..................................   (1,916,199)       (1,353)     (239,355)
                                                          -----------   -----------   -----------
          NET CASH PROVIDED (USED) BY FINANCING
            ACTIVITIES..................................   (2,260,149)      (60,425)      (45,858)
                                                          -----------   -----------   -----------
          NET INCREASE (DECREASE) IN CASH...............       26,709     2,681,158       305,381
CASH AT BEGINNING OF YEAR...............................    4,634,350     1,953,192     1,647,811
                                                          -----------   -----------   -----------
CASH AT END OF YEAR.....................................  $ 4,661,059   $ 4,634,350   $ 1,953,192
                                                          ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES:
INTEREST PAID...........................................  $ 2,580,002   $ 2,326,346   $ 2,016,521
                                                          ===========   ===========   ===========

            See accompanying notes and Independent Auditor's Report.

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Wade Ford, Inc., located in Smyrna, Georgia, (Smyrna) is an authorized Ford dealership. Wade Ford Buford, Inc., (Buford) located in Buford, Georgia, is an authorized Ford-Mercury dealership. The dealerships provide retail and fleet sales of new and used vehicles, parts and service. The Companies' principal market areas are the Metropolitan Atlanta area and Northeast Georgia. A major component of the Buford business is dealer financing of used car sales, also known as "Tote-Note" sales. Dealer finance receivables are secured by automobiles sold. Most contracts have payment terms in the 12 to 24 month range. Because the loans are made principally in the Northeast Georgia and Metropolitan Atlanta area, the ultimate ability to collect amounts due may be affected by local economic fluctuations.

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED AND ORGANIZATIONAL
EXPENSES

     The excess of cost over the net assets of businesses acquired at original purchase in 1982 (Smyrna) is being amortized on a straight-line basis over a 25-year period. Organizational expenses of Buford are being amortized on the straight-line method over a five year period. The Organizational expenses (Buford) became fully amortized in 1996. Amortization expense charged to operations for 1997, 1996 and 1995 was $2,470, $2,470 and $5,638, respectively.

INVENTORIES

     All inventories are valued at the lower of cost or market. The cost of new and used vehicles and parts is determined using the last-in, first-out method
(LIFO). If the first-in, first-out (FIFO) method had been used to determine the cost of new and used vehicles and parts, the inventories would have been increased by approximately $3,601,316 at December 31, 1997, $3,407,171 at December 31, 1996 and $2,807,787 at December 31, 1995. Also, the Companies would have reported net income of approximately $1,590,323 for 1997, $1,885,162 for 1996 and $1,727,511 for 1995.

INCOME TAXES

     The Companies have elected to be treated as S Corporations for Federal and State income tax purposes. Under this election, items of profit and loss are passed through to the shareholders. Accordingly, the financial statements do not reflect any provision for income tax expense.

     The pro forma provision for income taxes for the years ended December 31, 1997, 1996 and 1995 would be $863,941, $336,872 and $191,771, respectively. The pro forma provision reflects amounts that would have been recorded had the Companies' income been taxed for federal and state purposes as if they were C Corporations.

PROPERTY AND EQUIPMENT

     Property and Equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains or losses on disposals are credited or charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the assets acquired prior to January 1, 1981 and straight-line and accelerated methods, for assets acquired subsequent to December 31, 1980. Depreciation and amortization expense for 1997, 1996 and 1995 was $143,419, $141,847 and $229,400
respectively.

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, contracts in transit pertaining to the sale of vehicles, all highly liquid investments with an original maturity of three months or less at the date of purchase, and the Cash Management Account (See Note 9).

PRINCIPLES OF COMBINATION

     The accompanying combined financial statements present the combination of the financial statements of Wade Ford, Inc. and the financial statements of Wade Ford Buford, Inc., both of which are under common control.

2.  CASH SURRENDER VALUE

     The Smyrna dealership is the beneficiary of insurance policies on the life of a former stockholder and previous owner of Wade Ford, Inc. At December 31, 1997, 1996 and 1995, notes payable to the insurance companies in the amounts of $42,940, respectively, were collateralized by the cash value of the policies which is $68,426 for 1997, $68,790 for 1996 and $68,371 for 1995.

3.  FLOOR PLAN NOTES -- FORD MOTOR CREDIT CORPORATION

     The Companies' floor plan notes payable to Ford Motor Credit Co. are floor plan loans bearing interest at 1% over the floating prime commercial lending rate. Principal payments are made as each unit of the new and used vehicle inventory is sold. Interest is payable monthly. The notes are collateralized by the new and used vehicle inventory.

     Notes payable to Ford Motor Credit Co. -- Rental vehicles are floor plan loans bearing interest at 2 3/4% over the commercial paper rate based on the date the vehicle is put into rental service. Principal payments are made monthly at a rate of 1.75% of the capitalized cost of the rental truck and 2 1/4% for rental car. When a vehicle is taken out of rental service, any remaining principal balance is then due.

4.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                          1997       1996        1995
                                                        --------   ---------   --------
Note payable to irrevocable trust of a former
  stockholder. Interest is 1% above floating prime and
  payable monthly. Note is unsecured..................  $          $           $580,000
Note Payable to estate of a former stockholder.
  Interest is 1% above floating prime and payable
  monthly. Principal due November 15, 1997............               110,000    110,000
Notes Payable for cash value of life insurance.
  Interest is payable at 5 percent....................    42,940      42,940     42,940

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

4.  LONG-TERM DEBT (CONTINUED)

                                                          1997       1996        1995
                                                        --------   ---------   --------
Installment notes payable, payable in variable monthly
  installments of principal plus interest, interest
  from 7.5% to 9%, due between 1994 and 1998, secured
  by Rotunda equipment................................    22,484      39,965     42,437
                                                        --------   ---------   --------
                                                          65,424     192,905    775,377
Less Current Maturities...............................   (12,610)   (131,878)   (16,050)
                                                        --------   ---------   --------
          TOTAL LONG-TERM DEBT........................  $ 52,814   $  61,027   $759,327
                                                        ========   =========   ========

     As of December 31, 1997, long-term debt matures approximately as follows:

1998........................................................  $12,610
1999........................................................   47,730
2000........................................................    3,813
2001........................................................    1,271
2002........................................................       --
                                                              -------
                                                              $65,424
                                                              =======

5.  LEASE COMMITMENTS

     The Companies rent their facilities under operating leases. Smyrna rents a portion of its facility from an officer/shareholder. Buford leases its facilities from an officer/shareholder. While the agreements provide for minimum lease payments, the leases also provide that the Company pay the taxes, insurance, and maintenance expenses related to the leased property. Buford's lease as of December 31, 1997, is being continued on a month-to-month basis. Smyrna's lease is noncancellable through the end of its term.

     The following is a schedule by years of future minimum lease payments required under the Companies' operating leases:

1998........................................................  $  420,000
1999........................................................     423,000
2000........................................................     432,000
2001........................................................     435,000
2002........................................................     444,000
2003 and thereafter.........................................   2,166,000

     Total rent expense for 1997, 1996 and 1995 was $659,471, $658,543 and
$651,828, respectively.

     The Companies also lease their computer system and have other equipment leases. These leases are treated as operating leases. Future minimum lease payments required under the above written lease agreements are:

1998........................................................  $84,775
1999........................................................   83,777
2000........................................................   83,777
2001........................................................   15,795
2002........................................................       --

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

6.  ARRANGEMENTS FOR RENTAL TO OTHERS

     The Smyrna location rents cars and trucks to others under agreements with varying terms, primarily daily, weekly or monthly, with renewal options. The agreements are cancelable by either party. The Company holds title to the cars and finances the arrangements by blanket-type rent payments consisting of principal, interest and insurance. Interest is payable at 3/4 percent over floating prime at date of rental. Ford Motor Company is the lien holder on the vehicles. The dealership discontinued this program during 1996 and had no vehicles at December 31, 1997 or 1996.

     The following is an analysis of the book value of the rental cars at December 31, 1995:

Cost........................................................  $704,243
Less Accumulated Depreciation...............................   115,412
                                                              --------
                                                              $588,831
                                                              ========

7.  PROFIT SHARING PLAN

     The Companies have profit-sharing plans that cover any employee with 12 months of service. Enrollment, when eligible, is January 1 or July 1 of each year. Contributions to the plans are based on a formula and are contingent upon the attainment of certain level of earnings as defined in the agreements. During 1997, 1996 and 1995, contributions to the plans charged to operations were $55,841, $51,662 and $39,958, respectively.

8.  RELATED PARTY TRANSACTIONS

                                                                1997       1996       1995
                                                              --------   --------   --------
Accounts Receivable Stockholders............................  $ 38,015   $ 50,000   $ 26,015
Notes Receivable from Stockholders $85,000 demand note with
  interest at 8.5%; $50,000 demand note with interest at 7%;
  $204,741 demand note with interest at 8%; $22,749 demand
  note with interest at 8%; (includes accrued interest of
  $98,670, $68,849 and $39,396 in 1997, 1996, and 1995,
  respectively).............................................   464,516    434,045    405,577
                                                              --------   --------   --------
                                                              $502,531   $484,045   $431,592
                                                              ========   ========   ========

     The Companies borrow from stockholders and their related entities varying amounts at 1% above floating prime. These notes are generally unsecured and payable on demand or in periods of two years or less.

     Interest paid on the aforementioned notes payable during 1997, 1996 and 1995 was $50,129, $122,590 and $63,188, respectively.

9.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Companies to concentrations of credit risk consist principally of customer accounts receivables. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Companies' customer base and their dispersion across the Metropolitan Atlanta area and Northeast Georgia. As of December 31, 1997, 1996 and 1995, the companies had no significant concentrations of credit risk arising from these customer accounts receivable.

     The Companies maintain their cash balances with two financial institutions located in Atlanta, Georgia. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per dealership at each financial institution location. At December 31, 1997, 1996 and 1995, the Companies' uninsured cash balances totaled $747,899, $1,055,457 and $961,156, respectively.

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

9.  CONCENTRATIONS OF CREDIT RISK (CONTINUED)
     The Companies have on deposit with Ford Motor Credit -- $2,480,000 in Cash Management Accounts (CMA), as of December 31, 1997. These monies are used to reduce Ford Motor Credit's balance of the Companies' floor plan notes. These monies are uninsured.

     Balance of CMA at December 31, 1996 -- $2,950,000.

     Balance of CMA at December 31, 1995 -- $1,730,000.

10.  INTERNAL REVENUE SERVICE EXAMINATION

     In 1995, the Internal Revenue Service began an examination of the Companies' tax returns for the year ended December 31, 1993. In their report, dated August 30, 1995, the Internal Revenue Service terminated the Companies' use of the Last-In, First-Out (LIFO) inventory method. This LIFO termination has been rescinded by the Service and the Companies have agreed to come under the provisions of Revenue Procedure 97-44. Under this procedure the Companies can continue to use LIFO but the stockholders were required to pay a penalty to the Internal Revenue Service.

11.  POTENTIAL SALE

     Subsequent to December 31, 1997, the stockholders of the Companies signed an agreement to sell the stock of the Companies. The agreement is subject to several conditions, including the manufacturers' approval of change in the dealerships' management and ownership.

12.  MAJOR SUPPLIER

     The Companies purchase substantially all of its new vehicles and parts inventory from Ford Motor Co. at the prevailing prices charged by Ford to all franchise dealers. The Companies enter into agreements ("Dealer Agreements") with Ford. The Dealer Agreements generally limit the location of the dealership and include Ford's approval rights over changes in dealership management and ownership. Ford is also entitled to terminate the Dealer Agreements if the dealerships are in material breach of their terms.

13.  ADVERTISING

     The Companies expense the cost of advertising as incurred. Advertising expense was $595,629, $832,622 and $695,695 for the years ended December 31, 1997, 1996 and 1995, respectively.

14.  GOVERNMENTAL REGULATION

     Substantially all of the Companies facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Companies expect such compliance to have any material effect upon the capital expenditures, net income, financial condition or competitive position of the Companies. Management believes that its current practices and procedures of the control and disposition of such wastes comply with applicable federal and state requirements.

                   WADE FORD, INC. AND WADE FORD BUFORD, INC.

15.  LAWSUIT

     Wade Ford, Inc. is a defendant in a lawsuit filed by a customer for alleged fraudulent misrepresentation. The suit asks for damages totaling $128,000. Outside counsel from the Company has advised that at this stage in the proceedings, they cannot offer an opinion as to the probable outcome. Outside counsel did state that the Company's liability insurance policy does not provide coverage for damages assessed for fraud.

16.  COMMON STOCK

     A summary of common stock follows:

                                                                         WADE
                                                              WADE       FORD
                                                           FORD, INC.   BUFORD    COMBINED
                                                           ----------   -------   --------
Total Value..............................................   $ 1,000     177,788   $178,788
                                                            =======     =======   ========

Stated value per share...................................   $  1.00      No par
                                                                          value
Authorized shares........................................    10,000     500,000
Shares issued and outstanding............................     1,000      12,800

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Robertson Oldsmobile-Cadillac, Inc. d/b/a
Moss Robertson Mazda and
Moss Robertson Isuzu

     We have audited the accompanying balance sheets of Robertson Oldsmobile-Cadillac, Inc. d/b/a Moss Robertson Mazda and Moss Robertson Isuzu as of December 31, 1996 and 1997, and the related statements of income and changes in retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robertson
Oldsmobile-Cadillac, Inc. d/b/a Moss Robertson Mazda and Moss Robertson Isuzu at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
January 26, 1998

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $2,554,818   $2,168,413
  Accounts receivable.......................................     355,968      258,276
  Inventories...............................................   2,341,805    2,766,897
  Prepaid expenses and other current assets.................      23,114       41,879
                                                              ----------   ----------
          Total current assets..............................   5,275,705    5,235,465
Machinery and equipment, net................................      60,770       46,228
Intangible assets, net......................................     117,592      108,122
                                                              ----------   ----------
                                                              $5,454,067   $5,389,815
                                                              ==========   ==========
                        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Floor plan notes payable..................................  $1,921,823   $2,391,254
  Accounts payable..........................................     537,806      290,511
  Accrued liabilities.......................................      45,402       54,072
  Current maturities of long-term debt......................       7,663           --
                                                              ----------   ----------
          Total current liabilities.........................   2,512,694    2,735,837
Stockholder's equity:
  Common stock, $5 par value:
     2,000 shares authorized, 1,000 shares issued and
      outstanding...........................................       5,000        5,000
  Additional paid in capital................................     144,500      144,500
  Retained earnings.........................................   2,791,873    2,504,478
                                                              ----------   ----------
          Total stockholder's equity........................   2,941,373    2,653,978
                                                              ----------   ----------
                                                              $5,454,067   $5,389,815
                                                              ==========   ==========

                            See accompanying notes.

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

             STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Revenues:
  Vehicle sales.............................................  $18,781,757   $20,258,720
  Parts and service.........................................    2,499,903     2,778,577
  Finance, commission and other revenues, net...............      216,387       387,204
                                                              -----------   -----------
                                                               21,498,047    23,424,501
Cost of sales:
  Vehicle Sales.............................................   17,213,988    18,912,247
  Parts and service.........................................    1,233,144     1,537,189
                                                              -----------   -----------
                                                               18,447,132    20,449,436
                                                              -----------   -----------
Gross profit................................................    3,050,915     2,975,065
Selling, general and administrative expenses................    2,195,664     1,956,762
                                                              -----------   -----------
Income from operations......................................      855,251     1,018,303
Interest expense............................................       45,365        66,811
Interest income.............................................      152,541       174,892
Other (expense) income, net.................................        2,987        (4,779)
                                                              -----------   -----------
          Net income........................................      965,414     1,121,605
Dividends paid..............................................     (411,930)   (1,409,000)
Retained earnings at beginning of year......................    2,238,389     2,791,873
                                                              -----------   -----------
Retained earnings at end of year............................  $ 2,791,873   $ 2,504,478
                                                              ===========   ===========

                            See accompanying notes.

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
OPERATING ACTIVITIES
Net income..................................................  $  965,414   $1,121,605
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation...........................................      50,862       45,027
     Amortization...........................................       9,470        9,470
     Gain (loss) on sale of machinery and equipment.........       4,282         (771)
     Changes in assets and liabilities:
       Accounts receivable..................................     (83,622)      97,692
       Prepaid expenses and other current assets............      (3,431)     (18,765)
       Inventories..........................................    (190,283)    (425,092)
       Floor plan notes payable.............................     307,442      469,431
       Accounts payable.....................................     206,763     (247,295)
       Accrued liabilities..................................     (34,023)       8,670
                                                              ----------   ----------
          Net cash provided by operating activities.........   1,232,874    1,059,972
INVESTING ACTIVITIES
Purchases of machinery and equipment........................     (48,541)     (30,813)
Proceeds on disposal of machinery and equipment.............          --        1,099
                                                              ----------   ----------
          Net cash used in investing activities.............     (48,541)     (29,714)
FINANCING ACTIVITIES
Principal payments on long-term debt........................     (17,956)      (7,663)
Dividends paid..............................................    (411,930)  (1,409,000)
Loans (to) from stockholder, net............................    (337,661)          --
Payments of stockholder loans, net..........................     337,661           --
                                                              ----------   ----------
          Net cash used in financing activities.............    (429,886)  (1,416,663)
                                                              ----------   ----------
Change in cash and cash equivalents.........................     754,447     (386,405)
Cash and cash equivalents at beginning of the year..........   1,800,371    2,554,818
                                                              ----------   ----------
Cash and cash equivalents at end of the year................  $2,554,818   $2,168,413
                                                              ==========   ==========

                            See accompanying notes.

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1997

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

     Robertson Oldsmobile-Cadillac, Inc. d/b/a Moss Robertson Mazda and Moss Robertson Isuzu (the Company) is principally engaged in the business of selling and servicing new and used vehicles. The Company operates 4 dealerships in Gainesville, Georgia consisting of Oldsmobile, Cadillac, Mazda, and Isuzu.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, deposits in banks, contracts in transit pertaining to the sale of vehicles, and all highly liquid investments with an original maturity of three months or less at the date of purchase. The Company's cash equivalents include $1,664,144 at December 31, 1996 and $1,764,144 at December 31, 1997, which it invested with GMAC as collateral security for the Company's floor plan notes payable under its security agreement with GMAC. In consideration, the Company receives a reduction in the interest charged under the security agreement. So long as the Company is not in default under its security agreement, it may, upon written request, require GMAC to return all or a portion of the invested balance to it on the next business day following receipt by GMAC of the request. The Company's management believes that there is little, if any, credit risk because its investment may not exceed 75% of the Company's floor plan notes payable to GMAC.

INVENTORIES

     All inventory is stated at the lower of cost or market. Cost of new vehicles and certain parts and accessories is determined using the last-in, first-out (LIFO) method. Cost of used vehicles and other parts and accessories is determined using the first-in, first-out (FIFO) method.

MACHINERY AND EQUIPMENT

     Machinery and equipment is stated at cost less accumulated depreciation. Depreciation is provided predominately using accelerated methods over the estimated useful lives of the assets ranging from 3 to 7 years.

REVENUE RECOGNITION

     Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

     Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with a vehicle on behalf of third-party insurance companies. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution. Net revenues related to finance fees and insurance commissions are included in other

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) revenues. The Company is charged back a portion of fees and commissions earned on finance or insurance contracts if the customer terminates a contract prior to its scheduled maturity.

INTANGIBLES

     Intangibles consists of goodwill that represents the excess of cost over assigned fair market value of a dealership acquired and is being amortized on a straight-line basis over its estimated useful life, not exceeding 40 years. Accumulated amortization was $24,464 and $33,934 at December 31, 1996 and 1997, respectively. The carrying amount of the intangible is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that the asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of discounted cash flows.

INCOME TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

     The pro forma provision for federal and state income taxes for the years ended December 31, 1996 and 1997 would be $367,408 and $428,301, respectively. The pro forma provision reflects amounts that would have been recorded had the Company's income been taxed for state and federal purposes as if it were a C Corporation.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts in transit and accounts receivable. Also, at times, cash deposits in banks exceed the Federal Deposit Insurance Corporation insurance limit. Contracts in transit are for funds received shortly after balance sheet date from contracts financed with financial institutions. Trade receivables principally result from extending short-term credit to a large number of customers and other automotive dealers located in the North Georgia area. Finance companies receivables are commissions on credit contracts of customers. Receivables also result from transactions with automotive manufacturers. Although the Company is directly affected by the economic conditions in the automotive industry, financial institutions, banks, its customers and the general economy of the Gainesville, Georgia area, management does not believe significant credit risk exists.

MAJOR SUPPLIER

     The Company purchases substantially all of its new vehicles and parts inventory from automobile manufacturers/distributors at the prevailing prices charged by the manufacturers/distributors to all franchise dealers. The Company enters into agreements ("Dealer Agreements") with each manufacturer. The Dealer Agreements generally limit the location of the dealership and include manufacturer approval rights over changes in dealership management and ownership. A manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was $122,509 and $82,276 for the years ended December 31, 1996 and 1997, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company considers the carrying amounts of significant classes of financial instruments on the balance sheet, including cash and contracts in transit, floor plan notes payable and long-term debt to be reasonable estimates of fair value. Fair value of the Company's debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of arrangements.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following at December 31, 1996 and 1997:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Customers...................................................  $ 77,610   $ 42,974
Vehicle receivables.........................................   119,152     35,766
Factory.....................................................   147,141    156,182
Finance companies...........................................     6,010     17,232
Employees and shareholder...................................     6,055      6,122
                                                              --------   --------
                                                              $355,968   $258,276
                                                              ========   ========

3.  INVENTORIES

     Inventories consist of the following at December 31, 1996 and 1997:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
New vehicles................................................  $1,944,514   $2,587,395
Used vehicles...............................................     676,534      494,600
Parts, accessories and other................................     144,813      123,856
                                                              ----------   ----------
                                                               2,765,861    3,205,851
Less LIFO reserve...........................................    (424,056)    (438,954)
                                                              ----------   ----------
                                                              $2,341,805   $2,766,897
                                                              ==========   ==========

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4.  MACHINERY AND EQUIPMENT

     A summary of machinery and equipment is as follows as of December 31, 1996 and 1997:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Machinery and shop equipment................................  $261,726   $259,818
Furniture and fixtures......................................   250,106    268,765
Parts and accessories equipment.............................    27,972     32,525
Company vehicle.............................................    14,048     14,048
                                                              --------   --------
                                                               553,852    575,156
Less accumulated depreciation...............................   493,082    528,928
                                                              --------   --------
                                                              $ 60,770   $ 46,228
                                                              ========   ========

5.  FLOOR PLAN NOTES PAYABLE

     Floor plan notes payable consist of a note payable with a financial institution. Floor plan notes payable are secured by certain new and used vehicles. The floor plan arrangement permits the Company to borrow up to $6,475,000, restricted by new and used vehicle levels. The notes are generally due within ten days of the vehicle being sold or after the vehicle has been in inventory for one year for new vehicles and after three months for used vehicles.

     The notes bear interest based on contractual rates which ranged from approximately 8.5% to 8.25% at December 31, 1996 and 1997. During 1996 and 1997, total cash paid for interest on floor plan notes payable and long-term debt was $44,057 and $66,674, respectively. Interest expense related to floor plan notes payable was reduced by manufacturer floor plan allowances and credits of $155,437 and $193,925 for 1996 and 1997, respectively.

6.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following at December 31, 1996 and 1997:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------   -------
Accrued payroll.............................................  $43,841   $51,131
Accrued taxes...............................................    1,250     2,502
Other accrued liabilities...................................      311       439
                                                              -------   -------
                                                              $45,402   $54,072
                                                              =======   =======

7.  LONG-TERM DEBT

     A summary of long-term debt as of December 31, 1997 and 1996 is as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996     1997
                                                              ------   -------
Note payable; bearing interest at 7.5%, payable monthly,
  balance paid in full June 1997............................  $7,663   $    --
Less current maturities of long-term debt...................   7,663        --
                                                              ------   -------
                                                              $   --   $    --
                                                              ======   =======

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

8.  COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES

     The Company is obligated to stockholder of the Company under certain non-cancelable leases. The Company has an option to renew this lease for an additional five year period with rent renegotiated at that time but in no event for less than rent payable at March 31, 2005. These leases, which cover the lease of certain buildings, land and equipment provide for the following payments:

1998........................................................  $  180,000
1999........................................................     180,000
2000........................................................     202,500
2001........................................................     210,000
2002........................................................     210,000
Thereafter..................................................     472,500
                                                              ----------
Total minimum payments......................................  $1,455,000
                                                              ==========

     Total rent expense for leases with related parties for the years ended December 31, 1996 and 1997 was $149,600 and $180,000, respectively.

     The Company is a guarantor of a mortgage secured by the leased property referred to above. At December 31, 1996 and 1997, the unpaid balance of the mortgage amounted to $976,561 and $932,448, respectively. Until full payment and performance of all obligations of the borrower under the loan, borrower and guarantor must maintain certain financial ratios and covenants. Failure to do so would result in a default under the terms of the mortgage loan agreement. It is not practical to estimate the fair value of the above guarantee, however, the Company does not expect to incur any significant losses as a result of this guarantee.

     During 1996, the stockholder of the Company borrowed $480,661 from the Company and repaid it, including interest. In addition, the Company borrowed $143,000 from the stockholder during 1996, which was also repaid including interest.

9.  GOVERNMENTAL REGULATION

     Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

10.  EMPLOYEE BENEFIT PLAN

     The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full time employees that have been employed by the Company for one year and work at least 1,000 hours annually. Generally, employees can defer from 2% to 15% of their compensation and the Company can make matching contributions of a designated percentage at the Company's discretion. The amount charged against income for the Company's contributions to the plan for the years ended December 31, 1996 and 1997 was $16,105 and $15,248, respectively.

                   ROBERTSON OLDSMOBILE-CADILLAC, INC. D/B/A
                            MOSS ROBERTSON MAZDA AND
                              MOSS ROBERTSON ISUZU

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

11.  SUBSEQUENT EVENT

     Subsequent to December 31, 1997, the stockholder of the Company signed an agreement to sell the stock of the Company. The agreement is subject to several conditions, including the manufacturers' approval of change in dealership management and ownership.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Day's Chevrolet, Inc.

     We have audited the accompanying balance sheets of Day's Chevrolet, Inc. as of December 31, 1996 and 1997, and the related statements of income and changes in retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Day's Chevrolet, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 26, 1998

                             DAY'S CHEVROLET, INC.

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $   917,181   $ 1,287,204
  Accounts receivable.......................................      707,353       849,913
  Inventories...............................................    8,095,756     8,113,893
  Prepaid expenses and other current assets.................        8,935         5,862
                                                              -----------   -----------
          Total current assets..............................    9,729,225    10,256,872
Property and equipment, net.................................    2,224,636       249,898
Other assets................................................      116,715       104,699
                                                              -----------   -----------
                                                              $12,070,576   $10,611,469
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Floor plan notes payable..................................  $ 7,864,591   $ 9,102,706
  Note payable..............................................      273,295            --
  Accrued liabilities.......................................      199,455       310,644
  Accounts payable..........................................      482,918       333,965
                                                              -----------   -----------
          Total current liabilities.........................    8,820,259     9,747,315
Stockholders' equity:
  Class A voting common stock, $1 par value, 500,000 shares
     authorized, 110,000 shares issued and outstanding......      110,000       110,000
  Additional paid-in capital................................       32,344        32,344
  Retained earnings.........................................    3,107,973       721,810
                                                              -----------   -----------
          Total stockholders' equity........................    3,250,317       864,154
                                                              -----------   -----------
                                                              $12,070,576   $10,611,469
                                                              ===========   ===========

                            See accompanying notes.

                             DAY'S CHEVROLET, INC.

             STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
Revenues:
  Vehicle sales.............................................  $48,996,779   $50,587,196
  Parts and service.........................................    9,525,159     9,339,883
  Finance, commission and other revenues, net...............      997,917       855,957
                                                              -----------   -----------
                                                               59,519,855    60,783,036
Cost of sales:..............................................
  Vehicle sales.............................................   46,165,607    48,091,556
  Parts and service.........................................    6,580,364     6,453,453
                                                              -----------   -----------
                                                               52,745,971    54,545,009
                                                              -----------   -----------
Gross profit................................................    6,773,884     6,238,027
Selling, general and administrative expenses................    5,076,021     5,178,182
                                                              -----------   -----------
Income from operations......................................    1,697,863     1,059,845
Interest expense............................................      124,764       101,739
Interest income.............................................        1,888         2,311
Other income, net...........................................        7,365         5,812
                                                              -----------   -----------
          Net income........................................    1,582,352       966,229
Distributions to stockholders...............................     (989,245)   (3,352,392)
Retained earnings at beginning of year......................    2,514,866     3,107,973
                                                              -----------   -----------
Retained earnings at end of year............................  $ 3,107,973   $   721,810
                                                              ===========   ===========

                            See accompanying notes.

                             DAY'S CHEVROLET, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              -----------   -----------
OPERATING ACTIVITIES
Net income..................................................  $ 1,582,352   $   966,229
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation..............................................      242,590       194,795
  Gain on disposal of property and equipment................       (1,008)           --
  Changes in assets and liabilities:
     Accounts receivable....................................      (31,583)     (142,560)
     Inventories............................................     (752,170)      (18,137)
     Prepaid expenses and other current assets..............          854         3,073
     Other assets...........................................       10,171        12,016
     Floor plan notes payable...............................      414,653     1,238,115
     Accounts payable and accrued liabilities...............       27,158       (37,764)
                                                              -----------   -----------
          Net cash provided by operating activities.........    1,493,017     2,215,767
INVESTING ACTIVITIES
Purchases of property and equipment.........................     (332,027)      (52,611)
Proceeds on disposal of property and equipment..............      188,290        31,483
                                                              -----------   -----------
          Net cash used in investing activities.............     (143,737)      (21,128)
FINANCING ACTIVITIES
Principal payments on note payable..........................     (252,288)     (273,295)
Dividends paid..............................................     (989,245)   (1,551,321)
                                                              -----------   -----------
          Net cash used in financing activities.............   (1,241,533)   (1,824,616)
                                                              -----------   -----------
Increase in cash and cash equivalents.......................      107,747       370,023
Cash and cash equivalents at beginning of the year..........      809,434       917,181
                                                              -----------   -----------
Cash and cash equivalents at end of the year................  $   917,181   $ 1,287,204
                                                              ===========   ===========

                            See accompanying notes.

                             DAY'S CHEVROLET, INC.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1997

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

     Day's Chevrolet, Inc. (the Company) is principally engaged in the business of selling and servicing new and used vehicles. The Company operates a Chevrolet dealership in Acworth, Georgia.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand, contracts in transit pertaining to the sale of vehicles, and all highly liquid investments with an original maturity of three months or less at the date of purchase.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is based on historical bad debt experience and management's periodic evaluation of individual accounts.

INVENTORIES

     All inventory is stated at the lower of cost or market. Cost of new vehicles and certain parts and accessories is determined using the last-in, first-out (LIFO) method. Cost of used vehicles and other parts and accessories is determined using the first-in, first-out (FIFO) method.

REVENUE RECOGNITION

     Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed. The Company generates ancillary revenues from its vehicle sales operation. Such revenues include finance fees, insurance fees, and warranty contract commissions.

     Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with a vehicle on behalf of third-party insurance companies. Insurance and warranty commissions are recognized in income upon customer acceptance of the contract terms as evidenced by contract execution. Net revenues related to finance fees and insurance and warranty commissions are included in other revenues.

     The Company is charged back a portion of fees and commissions earned on finance or insurance contracts if the customer terminates a contract prior to its scheduled maturity. The estimated allowance for these chargebacks is based upon the Company's historical experience for prepayments or defaults on the finance and insurance contracts.

                             DAY'S CHEVROLET, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided predominately on the straight-line method over the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

Buildings...................................................  15-20 years
Furniture and fixtures......................................  5-7 years
Leasehold improvements......................................  5-18 years
Machinery and shop equipment................................  5-12 years
Rental cars.................................................  3 years

INCOME TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

     The pro forma provision for federal and state income taxes for the years ended December 31, 1996 and 1997 would be $608,227 and $640,359, respectively. The pro forma provision reflects amounts that would have been recorded had the Company's income been taxed for state and federal purposes as if it were a C Corporation.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts in transit and accounts receivable. Also, at times, cash deposits in banks exceed the Federal Deposit Insurance Corporation insurance limit. Contracts in transit are for funds received shortly after the balance sheet date from contracts financed with financial institutions. Trade receivables principally result from extending short-term credit to a large number of customers and other automotive dealers located in the metropolitan Atlanta, Georgia area. Finance companies receivables are commissions on credit contracts of customers. Receivables also result from transactions with automotive manufacturers. Although the Company is directly affected by the economic conditions in the automotive industry, financial institutions, banks, its customers and the general economy of the metropolitan Atlanta, Georgia area, management does not believe significant credit risk exists.

MAJOR SUPPLIER

     The Company purchases substantially all of its new vehicles and parts inventory from automobile manufacturers/distributors at the prevailing prices charged by the manufacturers/distributors to all franchise dealers. The Company entered into an agreement ("Dealer Agreement") with the manufacturer. The Dealer Agreement generally limits the location of the dealership and includes manufacturer approval rights over changes in dealership management and ownership. The manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

ADVERTISING

     The Company expenses the cost of advertising as incurred. Advertising expense was $379,209 and $393,487 for the years ended December 31, 1996 and 1997, respectively.

                             DAY'S CHEVROLET, INC.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Company considers the carrying amounts of significant classes of financial instruments on the balance sheet, including cash and contracts in transit and note payable to be reasonable estimates of fair value. Fair value of the Company's debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of arrangements.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following at December 31, 1996 and 1997:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Customers...................................................  $494,572   $547,203
Factory.....................................................   173,143    234,851
Finance companies...........................................    38,348     65,407
Employees...................................................     1,290      2,452
                                                              --------   --------
                                                              $707,353   $849,913
                                                              ========   ========

3.  INVENTORIES

     Inventories consist of the following at December 31, 1996 and 1997:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
New vehicles................................................  $6,443,653   $7,297,211
Used vehicles...............................................   2,484,732    2,000,929
Parts, accessories and other................................     645,131      608,065
                                                              ----------   ----------
                                                               9,573,516    9,906,205
Less LIFO reserve...........................................   1,477,760    1,792,312
                                                              ----------   ----------
                                                              $8,095,756   $8,113,893
                                                              ==========   ==========

4.  PROPERTY AND EQUIPMENT

     During 1997, the Company made a distribution of land and buildings to the stockholders. This is described further in Note 8. A summary of plant and equipment is as follows as of December 31, 1996 and 1997:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1997
                                                              ----------   ----------
Land........................................................  $  496,906   $       --
Buildings...................................................   1,948,790           --
Machinery and shop equipment................................     434,448      437,768
Furniture and fixtures......................................     297,914      306,321
Rental cars and company vehicles............................     410,944      414,515
                                                              ----------   ----------
                                                               3,589,002    1,158,604
Less accumulated depreciation...............................   1,364,366      908,706
                                                              ----------   ----------
                                                              $2,224,636   $  249,898
                                                              ==========   ==========

                             DAY'S CHEVROLET, INC.

5.  FLOOR PLAN NOTES PAYABLE

     Floor plan notes payable consist of a note payable with a financial institution. Floor plan notes payable are secured by certain new and used vehicles. The floor plan arrangement permits the Company to borrow up to $11,000,000 for 1996 and 1997, restricted by new and used vehicle levels. The notes are generally due within ten days of the vehicle being sold or after the vehicle has been in inventory for one year for new vehicles and after three months for used vehicles.

     The notes bear interest based on contractual rates which were 9.25% and 9.5% at December 31, 1996 and 1997, respectively. During 1996 and 1997, total cash paid for interest on floor plan notes payable and note payable was $124,764 and $101,739, respectively.

6.  NOTE PAYABLE

     The Company's note payable to GMAC, bearing interest at 9.25%, payable monthly, was paid in full in December 1997.

7.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following at December 31, 1996 and 1997:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1997
                                                              --------   --------
Salaries, wages, bonus and vacation.........................  $     --   $    150
Finance reserve.............................................    50,000     50,000
Other accrued liabilities...................................   149,455    260,494
                                                              --------   --------
                                                              $199,455   $310,644
                                                              ========   ========

8.  COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES

     The Company declared a dividend of its land and buildings which was transferred to the stockholder, effective September 1, 1997. In addition, the Company leased certain land and buildings from the stockholders, effective September 1, 1997. The lease, which is cancelable by either the Company or the stockholders at any time prior to its expiration in February 1999, requires monthly payments of $21,667. At December 31, 1997, the Company owed the stockholders $86,667 for rent relating to this lease.

9.  GOVERNMENTAL REGULATION

     Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures of the control and disposition of such wastes comply with applicable federal and state requirements.

10.  EMPLOYEE BENEFIT PLAN

     The Company has an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all full time employees. The Company matches the employees' contributions of up to four percent of compensation at the rate of $0.25 per $1.00. The Company's contributions generally vest over 6 years. The amount charged against income for the Company's contributions to the plan for the years ended December 31, 1996 and 1997 was $3,646 and $4,749, respectively.

                             DAY'S CHEVROLET, INC.

11.  SUBSEQUENT EVENT

     Subsequent to December 31, 1997, the stockholders of the Company signed an agreement to sell the stock of the Company. The agreement is subject to several conditions, including the manufacturers' approval of change in dealership management and ownership.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholder
South Financial Corporation
Gainesville, Florida

     We have audited the accompanying balance sheets of South Financial Corporation as of December 31, 1997 and 1996, and the related statements of operations and retained earnings, and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of South Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Financial Corporation as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

                                                /s/  DAVIS, MONK & COMPANY

Gainesville, Florida
February 12, 1998

                          SOUTH FINANCIAL CORPORATION

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                 1997          1996
                                                              -----------   -----------
                                        ASSETS
Finance receivables, net....................................  $12,846,772   $17,141,343
Cash........................................................       64,076         4,184
Other receivables...........................................       38,131        45,089
Due from affiliated companies...............................           --       350,000
Repossessions in liquidation................................      309,587            --
Property and equipment, net.................................      225,980       286,816
Deposits....................................................       19,991        22,101
Prepaid expenses............................................           --        10,022
                                                              -----------   -----------
          Total assets......................................  $13,504,537   $17,859,555
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Contractual obligations payable to dealers on finance
     contracts..............................................  $   726,678   $ 3,919,205
  Senior debt...............................................   11,461,888    11,647,230
  Subordinated debt.........................................      294,872       967,430
  Accounts payable and accrued expenses.....................       93,769        16,771
  Deferred tax liability, net...............................      266,486       405,746
                                                              -----------   -----------
          Total liabilities.................................   12,843,693    16,956,382
Stockholder's Equity:
  Common stock, $.05 par value per share, 10,000 shares
     authorized, 1 share issued and outstanding.............            1             1
  Additional paid-in capital................................          654           654
  Retained earnings.........................................      660,189       902,518
                                                              -----------   -----------
          Total stockholder's equity........................      660,844       903,173
                                                              -----------   -----------
          Total liabilities and stockholder's equity........  $13,504,537   $17,859,555
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                          SOUTH FINANCIAL CORPORATION

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                1997         1996         1995
                                                             ----------   ----------   ----------
Revenues:
  Interest, fees and loan discount income..................  $4,631,852   $5,447,343   $3,165,858
  Insurance commissions....................................     110,814      275,749       21,430
                                                             ----------   ----------   ----------
          Total revenues...................................   4,742,666    5,723,092    3,187,288
Expenses and losses:
  Interest expense.........................................   1,420,125    1,416,083      978,003
  Salaries and personnel costs.............................   2,063,241    2,091,580    1,192,368
  Dealer incentives........................................          --        8,830       13,397
  Loss on asset disposals..................................      20,151           --           --
  Depreciation.............................................      67,004       58,042       28,702
  Other operating expenses.................................     758,618      882,507      545,071
  Provision for credit losses..............................     795,116      525,281           --
                                                             ----------   ----------   ----------
          Total expenses and losses........................   5,124,255    4,982,323    2,757,541
                                                             ----------   ----------   ----------
Income (loss) before income taxes..........................    (381,589)     740,769      429,747
Income tax benefit (expense)...............................     139,260     (306,949)    (150,548)
                                                             ----------   ----------   ----------
          Net income (loss)................................    (242,329)     433,820      279,199
Retained earnings, beginning of year, as previously
  reported.................................................     902,518      468,698      103,738
Prior period adjustment....................................          --           --       85,761
                                                             ----------   ----------   ----------
Retained earnings, beginning of year, as restated..........     902,518      468,698      189,499
                                                             ----------   ----------   ----------
Retained earnings, end of year.............................  $  660,189   $  902,518   $  468,698
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          SOUTH FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                           1997           1996           1995
                                                       ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)....................................  $   (242,329)  $    433,820   $    279,199
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Provision for credit losses........................       795,116        525,281             --
  Loss on asset disposal.............................        20,151             --             --
  Depreciation.......................................        67,004         58,042         28,702
  Deferred taxes.....................................      (139,260)       204,159        (75,521)
  Changes in:
     Unearned income.................................    (1,080,484)     1,112,404             --
     Other receivables and assets....................        19,090        (40,998)      (308,923)
     Due from affiliated companies...................            --         64,861         63,356
     Contractual obligations payable to dealers......    (1,301,293)    (1,221,267)     1,703,128
     Due to affiliated companies.....................            --         39,535             --
     Accounts payable and accrued expenses...........        76,998        (20,413)        13,031
     Income taxes....................................            --             --        205,751
                                                       ------------   ------------   ------------
          Net cash provided by (used in) operating
            activities...............................    (1,785,007)     1,155,424      1,908,723
                                                       ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Finance contracts originated.........................    (9,305,267)   (12,231,702)   (16,288,429)
Principal payments received on finance contracts.....    11,684,385      7,502,004      8,896,552
Advances to affiliated companies.....................            --             --       (894,747)
Payments received from affiliated companies..........            --             --        656,412
Acquisition of property and equipment................       (26,319)      (128,778)      (188,861)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) investing
            activities...............................     2,352,799     (4,858,476)    (7,819,073)
                                                       ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments to investors................................      (139,853)       (49,810)      (118,651)
Advances from investors..............................            --         37,926        768,482
Net borrowings from (payments to) lending
  institutions.......................................      (185,342)     3,484,006      5,288,223
Net advances from stockholder........................            --        170,441         58,491
Net payments to stockholder..........................      (182,705)            --        (41,331)
                                                       ------------   ------------   ------------
          Net cash provided by (used in) financing
            activities...............................      (507,900)     3,642,563      5,955,214
                                                       ------------   ------------   ------------
          Net increase (decrease) in cash............        59,892        (60,489)        44,864
Cash, beginning of year..............................         4,184         64,673         19,809
                                                       ------------   ------------   ------------
Cash, end of year....................................  $     64,076   $      4,184   $     64,673
                                                       ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest (none capitalized)........................  $  1,420,125   $  1,416,083   $    992,341
                                                       ============   ============   ============
  Income taxes.......................................  $         --   $     40,510   $     20,500
                                                       ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                          SOUTH FINANCIAL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

     South Financial Corporation (SFC) is a finance company licensed by the State of Florida as a sales finance company. It has one stockholder, Mr. Thomas Murphy (the Stockholder). In January, 1998, the Stockholder sold 100% of his interest in SFC to Boomershine, Inc. of Atlanta, Georgia.

     The primary business conducted by SFC is to purchase from retail automobile dealers (dealers) sales contracts of substandard credit arising from the sale of used automobiles. At December 31, 1997, dealers are located in Florida (62%), North Carolina (21%) and Tennessee (17%). Beginning in 1997, the receivables are purchased without recourse. However, prior to 1997, some receivables were purchased with recourse. Such contracts are obtained after advancing the dealer 25% to 75% of the principal amount financed on installment sales contracts. As collateral for each receivable purchased, SFC obtains a security interest in the vehicle. In the event of default, SFC has the right to take possession of the vehicle. At that time, SFC has the right to resell the vehicle at a public or private sale. Contract terms average approximately 35 months and do not exceed 48 months.

FINANCE RECEIVABLES

     Finance receivables are carried at the sales contract's unpaid balance including finance charges. Deferred loan costs are added to the receivable balance. Deferred finance income, deferred commissions on credit life, deferred origination fees and purchase discounts are deducted from the balance of finance receivables. Any discounts on contracts acquired by SFC for less than the face value are amortized to income over the period of the payments to be received using the interest method.

     When contracts are purchased, the allowance for loan losses is increased by a portion of the purchase discount. The allowance is decreased by the amount of chargeoffs, net of recoveries on repossessed collateral. Management records a charge to income when the allowance is not considered sufficient to cover estimated losses in the portfolio. Management's periodic estimates of the adequacy of the allowance are based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. It is reasonably possible that these estimates could be revised due to changes in the related circumstances.

     For approximately 30% of the portfolio at December 31, 1997, SFC has agreements with the automobile dealers that contain terms to hold the dealer responsible for all defaults on related installment contracts. When management believes that collectibility of these loans is unlikely, losses are first charged against any obligation payable to dealers.

CASH

     Cash consists solely of bank deposits which are fully insured by the Federal Deposit Insurance Corporation.

PROPERTY AND EQUIPMENT AND DEPRECIATION

     Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method.

REPOSSESSIONS IN LIQUIDATION

     Repossessions in liquidation are carried at the vehicle's fair value minus estimated costs to sell. They represent contracts that have been charged off and where SFC is proceeding to repossess the vehicle. SFC

                          SOUTH FINANCIAL CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) estimates the carrying value of repossessions based on historical averages of the number of vehicles that can be repossessed and the net amount that can be recovered.

CONTRACTUAL OBLIGATIONS PAYABLE TO DEALERS

     In addition to advancing to dealers from 25% to 75% of principal amounts financed, prior to 1997, SFC entered into arrangements with dealers whereby reserves are established to protect SFC from potential losses associated with financing of sales finance contracts. As part of SFC's agreement with the dealers, a portion of the proceeds of finance contracts is retained by SFC and is available to SFC to offset any losses on specific accounts.

LOAN ORIGINATION FEES AND INSURANCE COMMISSIONS

     Fees received and direct costs incurred for the origination of loans as well as insurance commissions on credit life policies are deferred and amortized to interest income over the contractual lives of the loans using the interest method. Insurance commissions on warranty policies are deferred and amortized over the life of the insurance policy (6 months). Unamortized fee and commission income amounts are recognized in income at the time the loans are sold or paid in full.

INCOME TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of finance receivables for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires SFC to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

                          SOUTH FINANCIAL CORPORATION

2.  FINANCE RECEIVABLES

     The following schedule displays contractual annual maturities of retail automobile contracts, including interest, and a reconciliation of total contracts receivable to net finance receivables reported on the balance sheets.

                                                                 1997          1996
                                                              -----------   -----------
Due Within:
  One year..................................................  $10,660,721   $11,111,293
  Two years.................................................    7,135,926     7,412,544
  Three years...............................................    2,662,948     3,885,017
  Four years................................................      146,003       575,862
                                                              -----------   -----------
          Total.............................................   20,605,598    22,984,716
  Unearned finance income...................................   (4,769,768)   (5,739,915)
  Unearned insurance commissions............................      (80,632)     (103,458)
  Unearned discount income..................................     (959,529)           --
  Deferred loan origination costs...........................       87,511            --
                                                              -----------   -----------
  Amortized cost of contracts financed......................   14,883,180    17,141,343
  Allowance for doubtful accounts...........................   (2,036,408)           --
                                                              -----------   -----------
  Finance receivables, net..................................  $12,846,772   $17,141,343
                                                              ===========   ===========

     Because a certain portion of contracts receivable will be repaid before or extended after the contractual maturity dates or charged back to dealers, the annual maturities stated are not to be regarded as a forecast of future cash collections. At December 31, 1997, 1996 and 1995, accrued interest income of $370,246, $321,616 and $112,844, respectively, was included in the finance receivable balance. Approximately 3,940, 4,100 and 3,500 contracts were being serviced by SFC at December 31, 1997, 1996 and 1995, respectively.

     Contracts deemed uncollectible by management are first charged back to balances owed by SFC to dealers, if any. Any excess of uncollectible amounts over amounts due to dealers is charged to the provision for credit losses. The amount of contracts written off in 1997, 1996 and 1995, net of recoveries, was $7,285,753, $10,165,878 and $4,832,587, respectively. This amount approximated 16.8% and 21% of the gross value of contracts (principal and interest) owned and originated in 1997 and 1996, respectively. SFC incurred credit losses of $795,116 in 1997 and $525,281 in 1996 as a result of the above mentioned charge backs.

3.  PROPERTY AND EQUIPMENT

                                                ESTIMATED USEFUL
                                                 LIFE IN YEARS       1997           1996
                                                ----------------   ---------      ---------
Furniture and fixtures........................        5-7          $ 137,569      $ 178,445
Leasehold improvements........................          7            149,970        140,672
Computer equipment............................          5             69,782         69,781
                                                                   ---------      ---------
                                                                     357,321        388,898
Less: Accumulated depreciation................                      (131,341)      (102,082)
                                                                   ---------      ---------
          Property and Equipment, net.........                     $ 225,980      $ 286,816
                                                                   =========      =========

                          SOUTH FINANCIAL CORPORATION

4.  SENIOR DEBT

     Senior debt is comprised of the following at December 31:

                                                                 1997          1996
                                                              -----------   -----------
Secured revolving note payable to General Electric Capital
  Corporation (G. E. Capital)...............................  $11,461,888   $11,647,230
                                                              ===========   ===========

     The G.E. Capital revolving credit note is secured by finance contracts assigned to G.E. Capital as well as all other assets of SFC. All contract collections are remitted directly to G.E. Capital and applied towards the outstanding loan balance. Under the loan and security agreement, SFC may borrow up to $15,000,000 by obtaining advances of 90% on SFC's net investment in all eligible finance contracts. The loan, which is guaranteed by the stockholder, matures September 18, 1998, with provision for automatic annual renewals unless terminated by either party. The loan bears interest at the LIBOR rate plus 5.1% and 5.6%, which resulted in a rate of 10.81% and 10.997% at December 31, 1997 and 1996, respectively.

     Primarily due to reserve adjustments made at year end December 31, 1997, SFC was unable to meet certain financial ratio covenants and was in violation of its credit agreement with G.E. Capital. Provisions of the credit agreement state that in event of default, G. E. Capital has the option to make all notes and loans due and owing immediately and to seize control of all assets to liquidate these obligations. In a letter dated February 25, 1998, G. E. Capital has waived compliance with the following covenants effective for the period from December 31, 1997 through June 1, 1998:

         Debt ratio not to exceed 4.3 to 1
         Interest coverage of at least 1.5 to 1

Management plans to receive additional capital contributions from its parent company and expects that interest coverage will be adequate due to improved operations.

5.  SUBORDINATED DEBT

     The following obligations have no stated maturities. Payment of principal is postponed and subordinated to all payment obligations of SFC under the G. E. Capital loan.

                                                                1997       1996
                                                              --------   --------
Note payable to Investors Equity Corporation................  $291,122   $353,514
Note payable to HW Investments..............................        --    350,000
Due to stockholder..........................................     3,750    186,455
Due to South Funding Corporation............................        --     39,535
Note payable to Ed Tillman Auto Sales on Cassat, Inc........        --     37,926
                                                              --------   --------
          Total subordinated debt...........................  $294,872   $967,430
                                                              ========   ========

     The note payable to Investors Equity Corporation is unsecured and is owed to an entity in which the Stockholder also owns a 50% interest. The note bears interest at 18% (27.2%), payable monthly, as of December 31, 1997 (1996).

     The note payable to HW Investments is unsecured and is used to collateralize future borrowing through SFC for the benefit of South Financial Floorplan, Corp., a related party. The note bears interest at 15% annually. This note payable was repaid during 1997.

     SFC leases Corporate office space from the Stockholder. Total rent expense paid under these leases for 1997, 1996 and 1995 was $27,000, $31,500 and $29,729, respectively. Other transactions, combined with those

                          SOUTH FINANCIAL CORPORATION

5.  SUBORDINATED DEBT (CONTINUED)
related to rent expense, result in $3,750 and $186,455 due to the Stockholder at December 31, 1997 and 1996, respectively.

     South Funding Corporation is owned by an officer of SFC. The above amount due to South Funding Corporation was advanced to SFC on a short-term basis and was repaid in 1997.

     Ed Tillman Auto Sales on Cassat, Inc. (Tillman) and SFC entered into an agreement whereby Tillman would sell SFC certain receivables with full recourse. SFC is entitled, under the terms of the agreement, to 9.5% of the gross principal balance of the installment payments collected. In addition, SFC may advance Tillman up to $500,000 to the extent of any outstanding dealer reserves. This note payable was repaid during 1997.

6.  INCOME TAXES

     The following reconciliation displays the relationship between income
(loss) before income taxes and operating tax income (loss).

                                                      1997          1996         1995
                                                   -----------   -----------   ---------
Income (loss) before income taxes................  $  (381,589)  $   740,769   $ 429,747
Permanent differences............................       10,231        11,485       8,748
Temporary differences............................     (812,697)   (1,430,443)   (349,373)
                                                   -----------   -----------   ---------
Operating tax income (loss)......................  $(1,184,055)  $  (678,189)  $  89,122
                                                   ===========   ===========   =========

     The operating tax loss may be offset against future taxable income. If not used, the carryforward will expire in the year 2012.

     The temporary differences consist primarily of losses recognized on individual finance contracts which are permitted as deductions from taxable income. Other differences include the deferral amounts associated with non-refundable loan origination fees and commissions received on credit life policies over the life of the contract in accordance with generally accepted accounting principles.

     The net deferred tax liability is comprised of the following:

                                                                1997        1996
                                                              ---------   ---------
Deferred tax liability......................................  $ 959,374   $ 654,613
Deferred tax asset..........................................   (692,888)   (248,867)
                                                              ---------   ---------
          Deferred tax liability, net.......................  $ 266,486   $ 405,746
                                                              =========   =========

     Measurement of the provision for income taxes is based on the statutory rate of 34% for federal taxes and approximately 5.5% for state taxes.

                          SOUTH FINANCIAL CORPORATION

7.  TRANSACTIONS WITH RELATED PARTIES

     The following schedule displays transactions with related parties during the years ended December 31, 1997 and 1996:

                                                                         SOUTH
                                                             SOUTH     FINANCIAL
                                            SUPER STAFF,   FINANCIAL   FLOORPLAN,
                                EQUILEASE       INC.       SERVICES       INC.         TOTAL
                                ---------   ------------   ---------   ----------   -----------
Due from related parties,
  December 31, 1995...........  $     --    $        --    $     --    $ 414,861    $   414,861
Advances......................    23,292      1,817,821      28,587       30,525      1,900,225
Payments and other reductions
  in amounts due..............   (23,292)    (1,817,821)    (28,587)     (95,386)    (1,965,086)
                                --------    -----------    --------    ---------    -----------
Due from related parties,
  December 31, 1996...........        --             --          --      350,000        350,000
Obligations accrued...........        --     (1,852,767)         --           --     (1,852,767)
Cash payments (receipts)......        --      1,762,999          --     (350,000)     1,412,999
                                --------    -----------    --------    ---------    -----------
Due to related parties,
  December 31, 1997...........  $     --    $   (89,768)   $     --    $      --    $   (89,768)
                                ========    ===========    ========    =========    ===========

     SFC leases certain computer equipment from Equilease, another company wholly-owned by the Stockholder.

     SFC leases all its employees, except for the Stockholder, from Super Staff, Inc., another company wholly-owned by the Stockholder. The amount due to Super Staff, Inc. is included in Accounts payable and accrued expenses.

     Included in transactions with South Financial Services is $24,375 for rent of SFC's branch office in Gainesville, Florida.

     South Financial Floorplan, Inc. finances floorplans for automobile dealers.

8.  OPERATING LEASES

     Certain office space is rented under operating leases. Certain leases include options for renewal. Total rent expense for 1997, 1996 and 1995, was $143,450, $147,131 and $118,598, respectively. Future minimum lease payments under operating leases with an initial or remaining noncancelable term in excess of one year at December 31, 1997 are as follows:

1998........................................................  $ 97,428
1999........................................................    78,373
2000........................................................    67,013
2001........................................................    55,434
2002........................................................    55,434
                                                              --------
          Total.............................................  $353,682
                                                              ========

9.  PRIOR PERIOD ADJUSTMENT

     Retained earnings at the beginning of 1995 has been restated by $85,761. SFC has corrected its method of computing interest income under the interest (actuarial) method. The correction increased interest revenue for the years prior to 1995 by $136,780, net of Federal and State taxes of $51,019.

======================================================

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, OR AN OFFER TO, OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN CONTAINED IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................  3
Risk Factors..........................  9
The Merger............................  20
The Acquisitions......................  21
Use of Proceeds.......................  23
Dividend Policy.......................  24
Capitalization........................  25
Dilution..............................  26
Selected Financial Data...............  27
Pro Forma Combined and Condensed
  Financial Data......................  29
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  34
Business..............................  59
Management............................  75
Principal Shareholders................  83
Certain Transactions..................  84
Description of Capital Stock..........  85
Shares Eligible for Future Sale.......  88
Underwriting..........................  90
Legal Matters.........................  91
Experts...............................  91
Additional Information................  92
Index to Financial Statements.........  F-1

                             ---------------------
  UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================

                                5,500,000 SHARES

                                    SUNBELT
                                   AUTOMOTIVE
                                  GROUP, INC.

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                RAYMOND JAMES &
                                ASSOCIATES, INC.
                                     , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an estimate (except for the SEC, NASD and Nasdaq fees) of the fees and expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions.

                                                              AMOUNT
                                                              -------
SEC Registration Fee........................................  $20,525
NASD Filing Fee.............................................  $ 7,457
Legal fees and expenses.....................................  $      *
Nasdaq National Market Listing Fee..........................  $63,725
Accounting fees and expenses................................  $      *
Blue Sky fees and expenses..................................  $      *
Printing expenses...........................................  $      *
Transfer Agent Fees.........................................  $      *
Miscellaneous...............................................  $      *
                                                              -------
          Total.............................................  $
                                                              =======

---------------

* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles of Incorporation of the Registrant provide that the Registrant shall indemnify any person to the extent prescribed by the Georgia Business Corporation Code (the "GBCC").

     Section 14-2-851 of the GBCC authorizes, inter alia, a corporation to indemnify any person ("Indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an officer or director of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in (in the case of conduct in his official capacity) or not opposed to (in all other instances) the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 14-2-851 further provides that a corporation may not indemnify a director (1) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under the GBCC; or (2) in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity. In addition to the indemnifications set forth above, Section 14-2-857 of the GBCC states that a corporation may also indemnify and advance expenses to an officer, employee or agent of the corporation who is a party to a proceeding because he or she is an officer, employee or agent of the corporation to the extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract except for liability arising out of conduct that constitutes: (1) appropriation, in violation of his or her duties, of any business opportunity of the corporation; (2) acts or omissions which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful distribution; or (4) receipt of an improper personal benefit. Where an officer or director is successful on the merits or otherwise in defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. Section 14-7-855 of the GBCC provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) shareholders, (ii) Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or by a majority of the members of a committee of two or more disinterested directors appointed by vote, or (iii) special legal counsel if a quorum of disinterested directors so directs or, if there are fewer than two disinterested directors, selected by the Board of Directors. Section 14-2-859 of the GBCC provides that indemnification pursuant to its provision is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

     Section 14-2-858 of the GBCC also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer, director, employee or agent of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Part 5 of Article 8 of the GBCC. The Company intends to purchase and maintain a directors' and officers' liability policy for such purposes.

     In accordance with Section 14-2-202 of the GBCC, the Articles of Incorporation of the Registrant set forth a provision which eliminates the personal liability of directors to the Registrant or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, provided, however, that no provision eliminates or limits the liability of a director; (1) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for liability in connection with unlawful distributions; or (4) for any transaction from which the director received an improper personal benefit; provided that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Reference is made to Section      of the Underwriting Agreement (Exhibit
1. ) which provides for indemnification by the Underwriter of the Registrant, its officers and directors.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth information, as of the closing date of this Offering, regarding all sales of unregistered securities of the Registrant during the past three years. All such shares were issued in reliance upon an exemption or exemptions from registration under the Securities Act by reason of
Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. In connection with each of these transactions, the securities were sold to a limited number of persons, such persons were provided access to all relevant information regarding the Registrant and/or represented to the Registrant that they were "sophisticated" investors, and such persons represented to the Registrant that the shares were purchased for investment purposes only and with no view toward distribution.

     - As of December 18, 1997, as part of the original organization of the Company, the Registrant issued to each of Walter M. Boomershine, Jr., Charles K. Yancey and Stephen C. Whicker 2,000 shares each of common stock of the Company in exchange for $1,000 in cash from each such shareholder.

     - In connection with the Merger, the Registrant will to issue up to an aggregate of 4,251,139 shares of its common stock to the current shareholders of Boomershine Automotive.

     - In connection with the Collision Centers USA Acquisition, the Registrant issued to James E. L. Peters stock options to purchase 5,000 shares of the Registrant's common stock.

     - The Registrant will issue the following shares of its common stock to the following persons in connection with the Acquisitions: (i) 363,636 shares to the shareholders of the Wade Ford Acquisition in exchange for all of their interest in Wade Ford, Inc. and Wade Ford Buford, Inc., which sale occurred as of November 21, 1997; (ii) 525,000 shares to the shareholders of Day's Chevrolet in exchange for all of their interest in Day's Chevrolet, Inc., which sale occurred as of March 3, 1998; and (iii) 36,364 shares to E. Moss Robertson, Jr. in exchange for all of his interest in Robertson Oldsmobile-Cadillac, Inc., which sale occurred as of March 1, 1998.

     - On January 8, 1998, the Registrant issued to three of its officers, pursuant to the Registrant's Incentive Stock Plan, options to purchase 425,000 shares of the Registrant's common stock in the aggregate.

     - On March 13, 1998, the Registrant issued warrants to purchase 50,000 shares of the Registrant's common stock to a consulting firm that has rendered financial and accounting services to the Registrant in connection with this Offering.

     - On April 22, 1998, the Registrant issued to four of its executive officers, pursuant to the Registrant's Inventive Stock Plan, options to purchase 850,000 shares of the Registrant's common stock in the aggregate.

     - On April 22, 1998, the Registrant issued to three of its officers, pursuant to employment agreements with each of those officers, 249,202 shares of the Registrant's common stock in the aggregate. Such securities are subject to a risk of forfeiture in the event such officers' employment with the Company is terminated.

     - On the effective date of this Offering, the Registrant will issue to six of its executive officers and employees, pursuant to the Registrant's Incentive Stock Plan, options to purchase 317,000 shares of the Registrant's common stock in the aggregate.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1*     --  Form of Underwriting Agreement.
  2.1*     --  Stock Purchase Agreement among Boomershine Automotive Group,
               Inc., Sunbelt Automotive Group, Inc., BAG Georgia III, Inc.,
               Jay Automotive Group, Inc. and the shareholders of Jay
               Automotive Group, Inc., dated January 5, 1998.
  2.2*     --  Agreement and Plan of Merger and Reorganization among
               Boomershine Automotive Group, Inc., BAG Georgia I, Inc., BAG
               Georgia II, Inc., Wade Ford, Inc., Wade Ford Buford, Inc.
               and the shareholders of Wade Ford, Inc. and Wade Ford
               Buford, Inc., dated November 21, 1997, as amended on January
               19, 1998.
  2.3*     --  Stock Purchase Agreement among Sunbelt Automotive Group,
               Inc., Boomershine Automotive Group, Inc., Robertson
               Oldsmobile-Cadillac, Inc. and the shareholders of Robertson
               Oldsmobile-Cadillac, Inc., dated March 1, 1998.
  2.4*     --  Agreement and Plan of Merger and Reorganization among
               Sunbelt Automotive Group, Inc., BAG Georgia IV, Inc., Day's
               Chevrolet, Inc. and the shareholders of Day's Chevrolet,
               Inc., dated March 3, 1998.
  2.5*     --  Stock Purchase Agreement among Sunbelt Automotive Group,
               Inc., BAG Tennessee II, Inc., Grindstaff, Inc. and the
               shareholders of Grindstaff, Inc., dated December 27, 1997, as amended on February 24, 1998.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  2.6*     --  Asset Purchase Agreement among Boomershine Automotive Group,
               Inc., BAG North Carolina I, Inc., Hones, Inc. and the
               shareholders of Hones, Inc., dated December 11, 1997, as
               amended on January 31, 1998.
  2.7*     --  Stock Purchase Agreement among BAG Florida II, Inc. and the shareholder of South Financial Corporation, dated December
               23, 1997.
  2.8*     --  Stock Purchase Agreement among Boomershine Collision
               Centers, Inc. and the shareholder of Southlake Collision
               Centers, Inc., Southlake Collision Henry County, Inc. and
               Southlake Collision Cobb Parkway, Inc., dated November 6,
               1997.
  3.1      --  Articles of Incorporation of the Company.
  3.2      --  Bylaws of the Company.
  4.1*     --  Specimen common stock certificate.
  5.1*     --  Opinion of Schnader Harrison Segal & Lewis LLP.
 10.1*     --  Form of Employment Agreement between the Company and Walter
               M. Boomershine, Jr.
 10.2*     --  Form of Employment Agreement between the Company and Charles
               K. Yancey.
 10.3*     --  Form of Employment Agreement between the Company and Robert
               W. Gundeck.
 10.4*     --  Form of Employment Agreement between the Company and Stephen
               C. Whicker.
 10.5*     --  Form of Employment Agreement between the Company and Ricky
               L. Brown.
 10.6*     --  Form of Employment Agreement between the Company and Alan K.
               Arnold.
 10.8*     --  Form of Employment Agreement between the Company and R.
               Glynn Wimberly.
 10.9*     --  1997 and 1998 Incentive Stock Plan of Company.
 23.1      --  Consent of Ernst & Young LLP.
 23.2      --  Consent of Pyke & Pierce, CPAs.
 23.3      --  Consent of Davis, Monk & Company.
 23.4*     --  Consent of Schnader Harrison Segal & Lewis LLP (included in the opinion filed as Exhibit 5.1).
 24.1      --  Powers of Attorney (included on the signature page to this
               Registration Statement).
 27.1*     --  Financial Data Schedule (for SEC use only).
 99.1      --  Consent of George D. Busbee.
 99.2      --  Consent of Lee M. Sessions, Jr.
 99.3      --  Consent of Jack R. Altherr.

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

          (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person thereof in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 30th day of April, 1998.

                                          SUNBELT AUTOMOTIVE GROUP, INC.
                                          a Georgia corporation

                                          By:/s/ WALTER M. BOOMERSHINE, JR.
                                            ------------------------------------
                                                Walter M. Boomershine, Jr.,
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Walter M. Boomershine, Jr. and Stephen C. Whicker, and each of them, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, or any related registration statement that is to be effective on filing pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, acting alone, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----

           /s/ WALTER M. BOOMERSHINE, JR.              Chairman of the Board and Senior  April 30, 1998
-----------------------------------------------------    Vice President
             Walter M. Boomershine, Jr.

                /s/ CHARLES K. YANCEY                  Chief Operating Officer,          April 30 1998
-----------------------------------------------------    President and Director
                  Charles K. Yancey

                /s/ ROBERT W. GUNDECK                  Chief Executive Officer and       April 30, 1998
-----------------------------------------------------    Director (Principal Executive
                  Robert W. Gundeck                      Officer)

                 /s/ RICKY L. BROWN                    Chief Financial Officer, Vice     April 30, 1998
-----------------------------------------------------    President of Finance and
                   Ricky L. Brown                        Treasurer (Principal
                                                         Accounting and Financial
                                                         Officer)

               /s/ STEPHEN C. WHICKER                  Executive Vice President of       April 30, 1998
-----------------------------------------------------    Corporate Development, General
                 Stephen C. Whicker                      Counsel, Secretary and
                                                         Director